As filed with the Securities and Exchange Commission on March 22, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

IntercontinentalExchange, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7389	58 2555 670
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328
(770) 857-4700
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Johnathan H. Short, Esq.
General Counsel
IntercontinentalExchange, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328
(770) 857-4700
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

David B. Harms, Esq. David J. Gilberg, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	William F. Gorin, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 (212) 225-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, check the following box.    ☐
        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
        If the delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of Each Class of	Aggregate	Registration
Securities to be Registered	Offering Price(2)	Fee

Common Stock, par value $0.01 per share(1)	$115,000,000	$13,536

(1)	Includes shares which the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION. DATED MARCH 22, 2005.
Shares
Common Stock

          This is an initial public offering of common stock of IntercontinentalExchange, Inc.
          We are offering                     of the shares to be sold in the offering. The selling shareholders are offering an additional                      shares. We will not receive any proceeds from the sale of the shares being sold by the selling shareholders.
          Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price per share will be between $          and $          . We will apply to list our common stock on the New York Stock Exchange under the symbol “ICE”.  See “Underwriting” for a discussion of the factors to be considered in determining the initial offering price.
            Investing in our common stock involves significant risks. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying shares of our common stock.
       Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to IntercontinentalExchange, Inc.	$	$
Proceeds, before expenses, to the selling shareholders	$	$
          To the extent that the underwriters sell more than                      shares of our common stock, the underwriters have the option to purchase up to an additional                    shares from some of the selling shareholders at the initial public offering price less the underwriting discount.

      The underwriters expect to deliver the shares of common stock in New York, New York on                     , 2005.

Joint Book-Running Managers

Morgan Stanley	Goldman, Sachs & Co.

Prospectus dated                     , 2005

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. Before making an investment decision, you should read the entire prospectus carefully, including the section entitled “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus. Unless otherwise indicated, the terms “IntercontinentalExchange”, “we”, “us”, “our”, “our company” and “our business” refer to IntercontinentalExchange, Inc. or IntercontinentalExchange, LLC, as applicable, together with our consolidated subsidiaries. Due to rounding, figures in tables may not sum exactly.
BUSINESS
Overview
      We operate the leading global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. Our marketplace brings together buyers and sellers of derivatives and physical energy commodities contracts through our leading, Internet-based electronic trading platform. Our electronic platform increases the accessibility and transparency of the energy commodities markets and enhances the speed and quality of trade execution. The open architecture of our business model — meaning our ability to offer centralized access to trading in futures and OTC contracts on a cleared or bilateral basis through multiple interfaces — allows our participants to optimize their trading operations and strategies. We conduct our OTC business directly, and our futures business through our wholly-owned subsidiary, the International Petroleum Exchange, or the IPE. The IPE is the largest energy futures exchange in Europe, as measured by 2004 traded contract volumes.
      During 2004, 35.5 million contracts were traded in our futures markets and 31.0 million contracts were traded in our OTC markets, up 6.6% from 33.3 million futures contracts traded in 2003 and up 27.6% from 24.3 million OTC contracts traded in 2003. Our revenues consist primarily of transaction fees, trading access fees and market data fees. On a consolidated basis, we generated $108.4 million in revenues in 2004, a 15.6% increase compared to $93.7 million in 2003, and $21.9 million in net income in 2004, a 64.1% increase compared to $13.4 million in 2003. We recorded consolidated net cash provided from operations of $40.2 million in 2004, a 48.2% increase compared to $27.1 million in 2003.
Our History
      In 1997, Jeffrey C. Sprecher, our founder, chairman and chief executive officer, acquired Continental Power Exchange, Inc., or CPEX, our predecessor company, to develop a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. In May 2000, our company was formed, and CPEX contributed to us all of its assets, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In connection with our formation, seven leading wholesale commodities market participants, which we refer to as our Initial Shareholders, acquired equity interests in our company. In November 2000, six leading natural gas and power companies, which we refer to as the Gas and Power Firms, acquired equity interests in our company. In June 2001, we expanded our business into futures trading by acquiring the IPE, which, at the time, was operated predominantly as a floor-based, open-outcry exchange.
Our Business
      Our marketplace is globally accessible, promotes price discovery and offers participants the opportunity to trade a variety of energy products. Our key products include contracts based on crude or refined oil, natural gas and power. Our derivative and physical products provide participants with a means for managing risks associated with changes in the prices of these commodities, asset allocation, ensuring physical delivery of select commodity products, speculation and arbitrage. The majority of our trading volume is financially settled, meaning that settlement is made through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity itself.

      We operate our business in two distinct markets: futures markets and OTC markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and contracts that provide for financial settlement based on the prices of underlying commodities. All futures and cleared OTC contracts are cleared through a central clearinghouse. We offer OTC contracts that can be traded on a bilateral basis and certain OTC contracts that can be traded on a cleared basis. Bilateral contracts are settled between counterparties, while cleared contracts are novated to a third party clearinghouse where they are marked to market and margined daily before final settlement at expiration.
      We operate our futures markets through our subsidiary, the IPE, a Recognized Investment Exchange, or RIE, based in London, and currently offer trading both on our electronic platform and on our open-outcry trading floor. We operate our OTC markets exclusively on our electronic platform. In addition to trade execution, our electronic platform offers a comprehensive suite of trading-related services, including electronic trade confirmation, access to clearing services and risk management functionality. We also offer a variety of market data services for both the futures and OTC markets.
     Recent Developments
      To take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position, we recently announced our intention to close our open-outcry trading floor in London on April 7, 2005. Thereafter, all of our futures trading will be conducted exclusively on our electronic platform. For a discussion of this announcement and the strategic and financial benefits we expect to achieve, see “Business — Recent Developments”.
Our Competitive Strengths
      We have established ourselves as the leading marketplace for global futures and OTC energy commodities trading by leveraging a number of key strengths, including:

Highly Liquid Global Markets and Benchmark Contracts
      We offer liquid markets in a number of the most actively traded global energy commodities products. We operate the leading market for trading in Brent Crude futures. The IPE Brent Crude futures contract is the leading benchmark for pricing crude oil produced and consumed outside of the United States, and for pricing a majority of the world’s traded oil products. We also operate the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 17.0 million contracts traded in 2004. Henry Hub natural gas markets are the most liquid natural gas markets in North America.

Leading Electronic Energy Trading Platform
      Our leading electronic trading platform provides centralized and direct access to trade execution and real-time price discovery. We operate our OTC markets exclusively on our electronic platform and have accelerated full transition of our futures markets to electronic trading. Our electronic platform has enabled us to attract significant liquidity from traditional market participants as well as new market entrants seeking the efficiencies and ease of execution offered by electronic trading. We have developed a significant global presence with approximately 4,900 active trading screens at over 890 OTC participant firms and over 140 futures participant firms as of February 28, 2005.

Integrated Access to Futures and OTC Markets
      We attribute the growth in our business in part to our ability to offer market participants integrated access to futures and OTC markets. Our integrated and electronic business model allows us to respond rapidly to our participants’ needs, changing market conditions and evolving trends in the markets for energy commodities trading. We believe that our demonstrated ability to develop and launch new products for both the futures and OTC markets provides us with several competitive advantages, including:

•	Multi-Product Trading: We operate a globally accessible platform that offers a seamless interface between trading in futures products and options on those products, as well as a broad range of OTC products.

•	Multiple Access Options: Our participants can access our marketplace through a variety of means, including through our Internet-based electronic trading platform, proprietary front-end systems, independent software vendors, or ISVs, and brokerage firms. ISVs allow market participants to access multiple exchanges through a single interface, which is integrated with the participants’ risk management systems.

•	Cleared OTC Contracts: We were the first market to introduce cleared OTC energy contracts, which we believe have attracted new participants to our markets by reducing bilateral credit risk and administrative burdens and by improving capital efficiency.

Highly Scalable, Proven Technology Infrastructure
      Our Internet-based electronic trading platform provides rapid trade execution and is, we believe, one of the world’s most flexible, efficient and secure systems for commodities trading. We have designed our platform to be highly scalable, meaning that we can expand capacity and add new products and functionality efficiently, at relatively low cost and without disruption to our markets. Trades on our platform are executed on average in 250 milliseconds, or one quarter of a second, compared to up to a minute or more for execution of an order through a traditional voice broker. Our platform can also be adapted and leveraged for use in other markets, as demonstrated by the decision of the Chicago Climate Exchange, or CCX, to operate its emissions-trading market on our platform. We believe that our commitment to using technology to develop our platform will continue to contribute to the growth and development of our business.

Transparency and Independence
      We offer market participants price transparency, meaning a complete view of the depth and liquidity of our markets, through our electronic platform. This is in contrast to the lack of transparency of many open-outcry exchanges and voice-brokered markets. All participant orders placed on our platform are executed in the order in which they are received, ensuring that all orders receive equal execution priority. In addition, the transparency of our platform facilitates market regulation through increased market visibility and the generation of complete records of all transactions executed in our markets.
      In contrast to many of our competitors, our company is governed independently and impartially and in a manner intended to promote shareholder value and the operation of fair and efficient markets. We believe that this governance structure provides us with greater flexibility to launch new products and services, and evaluate and pursue growth opportunities while ensuring impartial treatment for our participants. In addition, we do not participate as a principal in any trading activities, which allows us to avoid potential conflicts of interest that could arise from engaging in trading activities while operating our marketplace.

Strong Value Proposition
      We believe that, by using our electronic platform, market participants can achieve price improvement over alternate means of trading. Electronic trade execution offers cost efficiencies by providing firm posted prices and reducing trade-processing errors and back office overhead, and allows us to accelerate the introduction of new products on our platform. The combination of electronic trade execution and integrated trading and market data services facilitates automation by our participants of all phases of trade execution and processing from front-office to back-office, and ranging from trading and risk management to settlement. In addition, in our futures business, we offer substantially lower membership fees than those required to join other exchanges. For example, as of March 2005, the price of membership, or a seat, on the New York Mercantile Exchange, or NYMEX, was $1.82 million, while the prevailing price of a Chicago Board of Trade, or CBOT, membership was $1.36 million. In contrast, members of our futures exchange are only required to pay membership fees of up to a maximum of £6,000 per annum, or approximately $11,500.

Strong Management Team
      Our management team has on average over 19 years of experience in the energy and financial services sectors. Our founding management team includes Jeffrey C. Sprecher, our chairman and chief executive officer, Charles A. Vice, our chief operating officer, and Edwin Marcial, our chief technology officer. We enhanced our management team with additional noteworthy professionals, including Richard V. Spencer, our chief financial officer, and David S. Goone, our head of business development and sales. We later integrated the managerial talent of Dr. Richard Ward, the IPE’s chief executive officer, following our acquisition of the IPE. Our management team has successfully developed and deployed our electronic platform, integrated the IPE into our business, developed and launched our electronic trade confirmation system and introduced the industry’s first cleared OTC energy contracts. We believe that the proven strength and experience of our management team will continue to provide us with a competitive advantage in executing our business strategy.
Our Growth Strategy
      We seek to advance our leadership position by focusing our efforts on the following key strategies for growth:

Attract New Market Participants
      In recent years, our participant base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants include financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers, as well as industrial businesses that are increasingly engaging in hedging, trading and risk management strategies. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading, primarily through our platform. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that appeal to a broad range of market participants.

Increase Connectivity to Our Marketplace
      Our participants may access our electronic platform for trading in our futures markets through our own Internet-based front-end or through the front-end systems developed by any of seven ISVs. These represent a substantial portion of the ISVs that serve the commodities futures markets. Furthermore, participants in our futures markets can access our platform directly through their own proprietary interfaces or through a number of brokerage firms. Participants may access our OTC markets through our Internet-based front-end or, in the case of some of our most liquid markets, through a leading ISV. We intend to extend our initiatives in this area by continuing to establish multiple points of access with our existing and prospective market participants.

Expand Our Market Data Business
      We will continue to leverage the value of the market data derived from our trade execution, clearing and confirmation system by developing enhancements to our existing information services and creating new market data products. For example, in 2004, we introduced our Market Price Validation, or MPV, service, an information service that provides a means for subscribers to mark to market their month-end portfolios. We also publish daily transaction-based indices for the North American spot natural gas and power markets based on data collected from trading activity on our platform. In addition, we sell real-time and historical futures quotes and other futures market data through 43 data vendors that distribute this information, directly and through various sub-vendors, to approximately 19,000 subscribers. We believe that the database of information generated by our platform serves as the single largest repository of energy market data in North America. As a result of the breadth of our global data offerings, we believe that we are well positioned to meet the growing demand for increased availability of energy market data.

Develop New Trading Products and Services
      We continually develop and launch new products designed to meet market demand and the needs of our participants. In 2004, we launched two new electronically traded futures contracts for U.K. power, and we, together with the European Climate Exchange, or ECX, plan to launch a futures contract on our platform in 2005 based on allowances issued under a government-sponsored program designed to control and reduce greenhouse gas emissions. During the past three years, we successfully launched over 25 new cleared OTC contracts, and we currently plan to introduce new products at a similar rate going forward. In particular, we believe there is an opportunity to increase electronic trading in oil contracts, since historically only a small percentage of all OTC oil trades have been executed electronically. We also intend to continue to introduce bilateral OTC contracts in less liquid, or niche, markets to satisfy the specific needs of our participants as they arise. We may also seek to license our platform to other exchanges for the operation of their markets on our platform, as we have with ECX and CCX.

Pursue Select Strategic Opportunities
      We intend to pursue strategic acquisitions and alliances that will enable us to supplement our internal growth, expand our trading products and related services, advance our technology and take advantage of new developments in the markets for energy commodities trading. We focus on these key evaluation criteria when identifying and assessing potential strategic transactions.
Risk Factors
      We face risks in operating our business, including risks that may prevent us from achieving our business strategy or that may adversely affect our business, financial condition and operating results. You should consider these risks before investing in our company. Risks to our business include the substantial competition we face from well-established competitors and potential new entrants, our dependence on trading volume and liquidity in our markets, our ability to effect an orderly transition of all open-outcry trading in our futures markets to our electronic platform, adverse resolution of pending litigation and potential regulatory changes, among others. For a discussion of the significant risks associated with operating our business, our industry or investing in our common stock, you should read the section entitled “Risk Factors” beginning on page 10 of this prospectus.
Our Recapitalization
      In this prospectus, we refer to the changes described below as our recapitalization. Effective upon the closing of this offering, we will amend our charter and bylaws to, among other things:

•	create a new class of common stock, which we refer to as new common stock, to be issued to investors who purchase shares in this offering;

•	authorize our board of directors to grant holders of our outstanding shares of Class A common stock, Series 1, which we refer to as our Class A1 shares, and holders of our outstanding shares of Class A common stock, Series 2, which we refer to as our Class A2 shares, a right to convert these shares into shares of new common stock at the holder’s option, subject to such conditions as our board of directors may deem appropriate;

•	adopt customary anti-takeover provisions in our charter; and

•	reduce the number of authorized and outstanding Class A1 and Class A2 shares by way of a for 1 reverse stock split.
      Unless the context otherwise requires, we refer to our Class A1 shares and our Class A2 shares, collectively, as our Class A common stock, and we refer to our Class A common stock and shares of our new common stock that will be sold in this offering, collectively, as our common stock. Any shares to be sold by the selling shareholders in this offering will be converted from the Class A2 shares held by such holder into shares of new common stock upon the closing of this offering.

      Unless otherwise specified, all information in this prospectus assumes that we have obtained all necessary approvals from our shareholders and that the recapitalization has been completed, including the      for 1 reverse stock split of the Class A common stock, and all references to our common stock and our charter and bylaws refer to those items as they will be in effect at the closing of this offering.

      You may contact us at our principal executive offices, located at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328, or by telephone at (770) 857-4700. You may find us on the Internet at www.theinterchange.com. Information contained on our website does not constitute a part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

The Offering

Common stock offered by us	shares

Common stock offered by the selling shareholders	shares(1)

Total common stock offered	shares(1)

Common stock to be outstanding after the offering	shares(1)(2)

Use of proceeds	We will receive net proceeds from our sale of common stock in the offering of approximately $ million (assuming a per share price equal to the midpoint of the estimated price range set forth on the cover of this prospectus). We intend to use the net proceeds for general corporate purposes, including expanding and diversifying our products and services, and for repayment in full of outstanding long-term debt, which as of December 31, 2004, amounted to $13.0 million. We will not receive any proceeds from the sale of common stock by the selling shareholders.

Voting rights	The holders of our common stock will be entitled to one vote per share on all matters submitted to a vote of our common shareholders.

Dividends	We do not anticipate paying any cash dividends in the foreseeable future.

Proposed New York Stock Exchange symbol	“ICE”

Risk Factors	Please read “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.
      The number of shares of our common stock to be outstanding after this offering, as set forth above and elsewhere in this prospectus, unless otherwise specified, is based on                      shares of our common stock outstanding as of December 31, 2004, after giving effect to the recapitalization. This number of shares of common stock to be outstanding excludes:

•	shares of our common stock reserved for issuance upon the exercise of options under our 2000 Stock Option Plan, of which shares were subject to outstanding options as of December 31, 2004, at a weighted average exercise price of $ per share;

•	shares of our common stock reserved for issuance under our 2004 Restricted Stock Plan, of which shares were subject to outstanding grants as of December 31, 2004; and

•	shares of our common stock reserved for issuance under our 2003 Restricted Stock Deferral Plan for Outside Directors, of which shares were subject to outstanding grants as of December 31, 2004.

(1)	Does not include shares of common stock that may be sold by the selling shareholders if the underwriters choose to exercise in full their option to purchase additional shares. See “Underwriting”. Unless otherwise indicated, the information contained in this prospectus assumes that the underwriters’ option to purchase additional shares is not exercised.

(2)	Includes shares of new common stock, Class A1 shares and Class A2 shares.

Summary Consolidated Financial Data
      The following tables summarize the consolidated financial data for our business. The following summary consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.
      We derived the summary consolidated statement of income data and the consolidated balance sheet data set forth below for the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 from our audited consolidated financial statements that are included elsewhere in this prospectus in reliance upon the report of Ernst & Young LLP, independent registered public accounting firm. Our historical results do not necessarily indicate results expected for any future period.

	Year Ended December 31,

	2004	2003	2002

	(in thousands, except for share and per share data)
Consolidated Statement of Income Data
Revenues(1):
Transaction fees, net(2)	$90,906	$81,434	$118,794
Data services fees	9,691	7,742	5,141
Trading access fees	3,595	2,461	490
Other	4,222	2,109	1,065

Total revenues	108,414	93,746	125,490

Operating expenses:
Cost of hosting	1,279	1,715	3,962
Compensation and benefits	30,074	26,236	27,906
Professional services	14,523	15,138	15,876
Selling, general and administrative	13,120	12,398	12,425
Depreciation and amortization	17,024	19,341	14,368

Total operating expenses	76,020	74,828	74,537

Operating income	32,394	18,918	50,953
Total other income, net	1,328	948	1,492

Income before income taxes	33,722	19,866	52,445
Income tax expense	11,773	6,489	17,739

Net income	$21,949	$13,377	$34,706

Deduction for accretion of redeemable common stock(3)	—	(1,768)	(3,656)

Net income available to common shareholders	$21,949	$11,609	$31,050

Earnings per common share:
Basic and Diluted	$0.10	$0.05	$0.14

Weighted average common shares outstanding:
Basic	211,460,434	217,315,866	217,570,408
Diluted	212,248,312	218,558,834	219,400,380

(1)	We generate revenues from related parties in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the years ended December 31, 2004, 2003 and 2002, see our consolidated statements of income and note 11 in our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues — Transaction Fees”.

(3)	We redeemed all of our Class B redeemable common stock on November 23, 2004 at a price of $5.895 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, we recorded our Class B redeemable common stock at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

	As of December 31,

	2004(1)		2004	2003

	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$		$61,199	$44,913
Restricted cash and restricted short-term investments		18,421	18,421	36,797
Short-term investments		5,700	5,700	12,000
Total current assets			100,042	105,893
Total assets			207,518	214,879
Total current liabilities		34,440	34,440	17,917
Long-term portion of revolving credit facility		—	13,000	—
Shareholders’ equity			149,731	118,776

(1)	As adjusted to reflect the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share (the mid-point of the estimated price range set forth on the cover of this prospectus), after deducting the underwriting discount and our estimated expenses in this offering, and our repayment, out of the net proceeds of this offering, of long-term debt which, as of December 31, 2004, amounted to $13.0 million. We will also effect a recapitalization that will occur upon the closing of this offering, which will include the creation of a new class of common stock and the right to convert shares of our Class A common stock into shares of our new common stock. For a description of our recapitalization, see “Organization and Recapitalization”. The recapitalization will have no financial impact on our consolidated financial statement balances. The Class B redeemable common stock was terminated upon its redemption in full in November 2004.

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Operating Data
Our total average daily commission fee and exchange fee revenues	$353	$294	$460

Our Trading Volume:

Annual futures volume(1)	35,541	33,341	30,441
Futures average daily volume(2)	140	132	121
Annual OTC volume(1)	30,978	24,270	44,005
OTC average daily volume(2)	123	97	175

(1)	Volume is calculated based on the number of contracts traded in our markets, or the number of round turn trades. Each “round turn” represents a matched buy and sell order of one contract.

(2)	Represents the total annual volume, in contracts, for the year divided by the number of trading days during that year.

RISK FACTORS
      The purchase of our common stock involves significant investment risks. Some of these are described below. You should consider these risks carefully before making a decision to invest in our common stock. In addition, there may be risks of which we are currently unaware, or that we currently regard as immaterial based on the information available to us, that later prove to be material. These risks may adversely affect our business, financial condition and operating results. As a result, the trading price of our common stock could decline, and you could lose some or all of your investment.
Risks Relating to Our Business
We face intense competition from regulated exchanges, voice brokers and other electronic platforms, which could adversely affect our business. If we are not able to compete successfully, our business will not survive.
      The market for commodities trading facilities is highly competitive and we expect competition to intensify in the future. Our current and prospective competitors, both domestically and internationally, are numerous. Our principal competitor, NYMEX, is a regulated, predominantly open-outcry futures exchange that offers trading in futures products and options on those products in the crude oil, gas and metals markets, among other commodities markets. NYMEX has also established two electronic platforms: NYMEX Access and ClearPort. NYMEX is larger than we are and has greater financial resources, a broader participant base and a longer operating history. NYMEX also operates its own clearinghouse, which may give it greater flexibility in introducing new products and clearing services than we are able to offer through our relationship with LCH.Clearnet, formerly known as the London Clearing House, a leading clearinghouse based in London. In November 2004, NYMEX opened an open-outcry trading floor in Dublin for trading in a contract that directly competes with our most important futures contract, the IPE Brent Crude futures contract. In addition, on February 14, 2005, NYMEX announced its plans to open a new London open-outcry trading floor that would compete directly with trading in all of our futures products, including, in particular, the IPE Brent Crude futures contract. Given our recent decision to close our open-outcry trading floor and conduct all futures trading exclusively on our electronic platform, a NYMEX trading floor may appeal to traders who prefer the open-outcry method of trading. If participants trading in our markets move to NYMEX, we would lose trading volume, which could negatively impact our results of operations and profitability. In addition, NYMEX has filed a claim against us that asserts, among other things, that we have infringed copyrights that it claims exist in its publicly available settlement prices that we use in connection with the clearing of certain of our OTC derivative contracts. We could face significant damages and changes to our business if this litigation were determined adversely to us. See also “— We may lose trading volume in our futures business following the closure of our open-outcry trading floor” and “— Our principal competitor, NYMEX, has filed claims of copyright and trademark infringement against us, which, if determined adversely to us, would have a material adverse effect on our business”.
      In addition to NYMEX, we currently compete with:

•	voice brokers active in the commodities markets, including Amerex, ICAP, Prebon Yamane and Tradition (North America);

•	other electronic energy trading platforms, such as NGX (a subsidiary of the Toronto Stock Exchange), HoustonStreet and Bloomberg PowerMatch;

•	energy futures exchanges, such as European Energy Derivatives Exchange, or Endex (formerly known as Amsterdam Power Exchange), and Powernext; and

•	market data vendors, such as Bloomberg, Reuters, Argus and Platts (a division of The McGraw-Hill Companies Inc.).
      We may also face additional competition from new entrants to our markets. Competition in the market for commodities trading could increase if new electronic trading platforms or futures exchanges are established, or if existing platforms or exchanges that currently do not trade energy commodities products decide to do so. Additional competition from new entrants to our markets could negatively impact our trading volumes and profitability.
      In addition, some of the exchanges, trading systems, dealers and other companies with which we currently or in the future could compete are substantially larger than we are and have substantially greater financial, technical, marketing and other resources and more diverse revenue streams than we do. Some of these exchanges and other businesses have long standing, well established and, in some cases, dominant positions in their existing markets. They may offer a broader range of products and services than we do. In addition, our competitors may:

•	respond more quickly to new or evolving opportunities, technologies and participant requirements than we can;

•	develop services and products similar to or that compete with ours;

•	develop services and products that are preferred by our participants;

•	price their products and services more competitively or respond more quickly to competitive pressures;

•	take advantage of efficiencies that result from owning their own clearinghouses, including the ability to bring new cleared products to market faster and offering cross-margining opportunities across products that reduce the cost of capital for participants;

•	develop and expand their network infrastructure and service offerings more efficiently;

•	utilize better, more user-friendly and more reliable technology;

•	consolidate and form alliances, which may create higher trading volumes, cost reductions and better pricing than we offer;

•	more effectively market, promote and sell their products and services; and

•	better leverage existing relationships with participants and alliance partners or exploit better recognized brand names to market and sell their services.
      Our ability to continually maintain and enhance our competitiveness and respond to threats from stronger current and potential competitors will have a direct impact on our results of operations. We cannot assure you that we will be able to compete effectively. If our markets, products and services are not competitive, our business, financial condition and operating results will be materially affected. In addition, even if new entrants do not significantly erode our market share, we may be required to reduce significantly the rates we charge for trade execution to remain competitive, which could have a material adverse effect on our profitability.
Our business is primarily transaction-based, and declines in trading volumes and market liquidity would adversely affect our business and profitability.
      We earn transaction fees for transactions executed in our markets, from the provision of electronic trade confirmation services and under order flow agreements shortfalls. We derived 83.9%, 86.9% and 94.7% of our consolidated revenues for 2004, 2003 and 2002, respectively, from our transaction-based business. Of our consolidated revenues, 1.0%, 7.6% and 2.6% in 2004, 2003 and 2002, respectively, represented shortfall payments made under order flow agreements with our Initial Shareholders, the Gas and Power Firms and order flow agreements in the OTC European gas markets, all of which are no longer in effect. Even if we are able to further diversify our product and service offerings, our revenues and profitability will continue to depend primarily on our transaction-based business. Accordingly, the occurrence of any event that reduces the amount of transaction fees we receive, whether as a result of declines in trading volumes or market liquidity, reductions in commission rates or regulatory changes, will have a significant impact on our operating results and profitability. See also “— Our business depends in large part on volatility in energy commodity prices and has benefited from record-high oil prices in recent years”.

Our business depends in large part on volatility in energy commodity prices and has benefited from record-high oil prices in recent years.
      Participants in the markets for energy commodities trading pursue a range of trading strategies. While some participants trade in order to satisfy physical consumption needs, others seek to hedge contractual price risk or take speculative or arbitrage positions, seeking returns from price movements in different markets. Trading volume is driven primarily by the degree of volatility — the magnitude and frequency of fluctuations — in prices of commodities. Higher volatility increases the need to hedge contractual price risk and creates opportunities for speculative or arbitrage trading. Energy commodities markets historically have experienced significant price volatility. We cannot predict whether this pattern will continue, or for how long, or if this trend will reverse itself. Were there to be a sustained period of stability in the prices of energy commodities, we could experience lower trading volumes, slower growth or even declines in revenues as compared to recent periods.
      In addition to price volatility, we believe that the increase in global energy prices, particularly for crude oil, during the past three years has had a positive impact on the trading volume of global energy commodities, including trading volume in our markets. As oil prices have risen to record levels, we believe that additional participants have entered the markets for energy commodities trading to address their growing risk-management needs or to take advantage of greater trading opportunities. Were global crude oil prices to return to the lower levels where they historically have been, it is possible that many market participants, particularly the newer entrants, could reduce their trading activity or leave the trading markets altogether. Global energy prices are determined by many factors, including those listed below, that are beyond our control and are unpredictable. Consequently, we cannot predict whether global energy prices will remain at their current levels, nor can we predict the impact that these prices will have on our future revenues or profitability.
      Factors that are particularly likely to affect price volatility and price levels, and thus trading volume, include:

•	economic, political and market conditions in the United States, Europe, the Middle East and elsewhere in the world;

•	weather conditions;

•	the volatility in production volume of the commodities underlying our energy products and markets;

•	war and acts of terrorism;

•	legislative and regulatory changes;

•	credit quality of market participants;

•	the availability of capital;

•	broad trends in industry and finance;

•	the level and volatility of interest rates;

•	fluctuating exchange rates and currency values; and

•	concerns over inflation.
      Any one or more of these factors may reduce price volatility or price levels in the markets for energy commodities trading, which in turn could reduce trading activity in those markets, including in our markets. Moreover, any reduction in trading activity could reduce liquidity — the ability to find ready buyers and sellers at current prices — which in turn could further discourage existing and potential market participants and thus accelerate any decline in the level of trading activity in these markets. In these circumstances, the markets with the highest trading volumes, and therefore the most liquidity, would likely have a growing competitive advantage over other markets. This could put us at a greater disadvantage relative to our principal competitors, whose markets are larger and more established than ours.

      We are unable to predict whether or when these unfavorable conditions may arise in the future or, if they occur, how long or severely they will affect our trading volumes. A significant decline in our trading volumes, due to reduced volatility, lower prices or any other factor, could have a material adverse effect on our revenues, since our transaction fees would decline, and in particular on our profitability, since our revenues would decline faster than our expenses, many of which are fixed. Moreover, if these unfavorable conditions were to persist over a lengthy period of time, and our trading volumes were to decline substantially and for a long enough period, the liquidity of our markets — and the critical mass of transaction volume necessary to support viable markets — could be jeopardized.

Our revenues depend heavily upon trading volumes in the markets for IPE Brent Crude futures contracts and OTC North American natural gas and power contracts. A decline in volumes or in our market share in these contracts would jeopardize our ability to remain profitable and grow.
      Our revenues depend heavily on trading volumes in the markets for Brent Crude futures contracts and OTC North American natural gas and power contracts. Trading in IPE Brent Crude futures contracts accounted for 29.7%, 30.4% and 17.6% of our consolidated revenues for 2004, 2003 and 2002, respectively. Trading in North American natural gas contracts accounted for 26.8%, 17.9% and 33.3% of our consolidated revenues for 2004, 2003 and 2002, respectively. Trading in North American power contracts accounted for 8.7%, 6.1% and 17.7% of our consolidated revenues for 2004, 2003 and 2002, respectively. A decline in trading volumes or in our market share in these markets, including as a result of closing our open-outcry trading floor, the relative stability of commodity prices, competition, possible regulatory changes, and adverse publicity and government investigations related to recent events in the North American natural gas and power markets, could significantly reduce our revenues and jeopardize our ability to remain profitable and grow.
      In recent years, several of the largest and most active participants in our North American natural gas and power markets have terminated or substantially reduced their energy commodities trading activities in light of increased regulatory scrutiny and enforcement actions brought against certain market participants. As a result, we are competing aggressively for new participants, many of which have only recently begun trading in our markets — most notably financial institutions, hedge funds and proprietary trading firms. Competition for these new market entrants among exchanges and trading operations across a variety of markets is intense.

A decline in the production of commodities traded in our markets could reduce our liquidity and adversely affect our revenues and profitability.
      We derived 82.1%, 79.1% and 92.0% of our consolidated revenues in 2004, 2003 and 2002, respectively, from exchange fees and commission fees generated from trading in commodity products in our futures and OTC markets. The volume of contracts traded in the futures and OTC markets for any specific commodity tends to be a multiple of the physical production of that commodity. If the physical supply or production of any commodity declines, our participants could become less willing to trade in contracts based on that commodity. For example, the IPE Brent Crude futures contract has been subject to this risk as production of Brent Crude oil peaked in 1984 and began steadily falling in subsequent years. We, in consultation with market participants, altered the mechanism for settlement of the IPE Brent Crude futures contract to a mechanism based on the Brent/ Forties/ Oseberg North Sea oil fields, known as the BFO Index, to ensure that the commodity prices on which its settlement price is based reflect a large enough pool of traders and trading activity so as to be less susceptible to manipulation. Market participants that trade in the IPE Brent Crude futures contract may determine in the future, however, that additional underlying commodity products need to be considered in the settlement of that contract or that the settlement mechanism is not credible. Exchange fees earned from trading in the IPE Brent Crude futures contract accounted for 58.0%, 58.0% and 57.9% of our total revenues from our futures business, net of intersegment fees, in 2004, 2003 and 2002, respectively, or 29.7%, 30.4% and 17.6% of our consolidated revenues in 2004, 2003 and 2002, respectively. Any uncertainty surrounding the settlement of the IPE Brent Crude futures contract, or a decline in the physical supply or production of any other commodity, could result in a decline in trading volumes in our markets, adversely affecting our revenues and profitability.

We may lose trading volume in our futures business following the closure of our open-outcry trading floor.
      In response to the increasing acceptance and adoption of electronic trading and to maintain and enhance our competitive position in our futures business, we recently announced our intention to close our open-outcry trading floor and fully transfer all trading in futures contracts to our electronic platform on April 7, 2005.
      Over the last several years, we have progressively transitioned our futures business toward electronic execution. We introduced early morning electronic trading in IPE Brent Crude futures contracts on our electronic platform in February 2003, and offered our market participants the opportunity to simultaneously trade electronically or through the open-outcry trading floor beginning in October 2003. On November 1, 2004, we closed the morning open-outcry trading session in IPE Brent Crude futures contracts, thereby making electronic trading the exclusive means for trading the IPE Brent Crude futures contract during the morning session. From November 1, 2004 to February 28, 2005, electronic trading has represented on average 26.9% of overall IPE Brent Crude futures trading volumes.
      We cannot assure you that the market will accept our decision to offer our electronic platform as the sole forum for trading the contracts that are currently traded both electronically and through our open-outcry trading floor, or that we will be able to maintain our market share and liquidity in our products. As a result of our decision to close the open-outcry trading floor, traders who currently trade on our physical exchange floor or prefer the open-outcry method of trading may not transfer their trading to our electronic platform and may seek an alternate trading venue. In November 2004, NYMEX opened an open-outcry trading floor in Dublin for trading in Brent Crude futures contracts. In addition, if NYMEX launches an open-outcry trading floor in London as announced, NYMEX’s trading floor may be more attractive to these traders, who may migrate their trading to NYMEX from our electronic platform. NYMEX may also offer incentives that we are unable to match to traders to trade on their Dublin or London open-outcry trading floors, as it has done in the past. Any decline in our trading volumes as a result of the floor closure will negatively impact our transaction fees and, therefore, our revenues. We have derived a substantial portion of our futures business revenues from transaction fees generated from trades executed on our open-outcry trading floor. In 2004, only 6.9% of our gross transaction fees and only 4.3% of our net transaction fees in our futures business segment were derived from exchange fees generated by trades executed on our electronic platform. Declining trading volumes may also make our futures markets less liquid than those of competing markets that trade exclusively on an open-outcry trading floor or on both an open-outcry trading floor and an electronic platform. Over time, this decision may prove to be ineffective and costly to us and could ultimately adversely affect our profitability and competitive position. We also expect to incur charges, primarily in the second quarter of 2005, ranging from $6.0 million to $8.0 million in connection with the closure of the open-outcry trading floor. See also “— We face intense competition from regulated exchanges, voice brokers and other electronic platforms, which could adversely affect our business. If we are not able to compete successfully, our business will not survive”.

Our principal competitor, NYMEX, has filed claims of copyright and trademark infringement against us, which, if determined adversely to us, would have a material adverse effect on our business.
      NYMEX, a regulated commodity futures exchange and our principal competitor, sued us in federal district court in November 2002 asserting that we are violating its intellectual property rights. NYMEX’s principal claim alleges copyright infringement by us on the basis of our use of NYMEX’s publicly available settlement prices in two of our cleared OTC contracts. NYMEX also has alleged that we are infringing and diluting its trademark rights by referring to NYMEX trademarks in certain of our swap contract specifications and that we have tortiously interfered with a contract between NYMEX and the data provider that provides us with the NYMEX settlement prices pursuant to a license. These settlement prices constitute the end-of-day market values used by NYMEX to clear on a daily basis and to settle at expiration certain commodity futures contracts, and options on those contracts, traded on NYMEX. We offer trading on our electronic platform in two cleared OTC swaps contracts — West Texas Intermediate, or WTI, crude oil and Henry Hub natural gas — that are settled at expiration and cleared at the end of each trading day based on prices determined by us through reference to NYMEX settlement prices. We derived 17.2%, 5.6% and 0.8% of our consolidated revenues in 2004, 2003 and 2002, respectively, from WTI crude oil and Henry Hub natural gas contracts cleared and settled on the basis of, or by reference to, NYMEX settlement prices. NYMEX has alleged in its complaint that the settlement prices published by NYMEX are subject to copyright protection, and that we are infringing on its rights by using or referring to these settlement prices in our cleared business. NYMEX has demanded that we stop these practices and seeks to permanently enjoin us from using or referring to these settlement prices. This case is presently pending before the court on cross-motions for summary judgment filed by us and NYMEX, and no trial date has been set.
      We are vigorously defending this lawsuit. While we do not believe that we infringe any intellectual property rights of NYMEX or that we have tortiously interfered with any contract of NYMEX, we cannot assure you that we will prevail in this action. If we are found to have infringed NYMEX’s intellectual property rights, in whole or in part, through our use of NYMEX’s settlement prices or references to NYMEX in our contract specifications, we may incur substantial monetary damages and we may be enjoined permanently from using or referring to one or more types of NYMEX settlement prices.
      If we are enjoined from using or referring to NYMEX settlement prices, we could lose all or a substantial portion of our cleared trading volume in WTI crude oil and Henry Hub natural gas contracts and the related commission fee revenues. We describe this matter in greater detail under the heading “Regulation and Legal Proceedings”.
Many of our current shareholders are also our participants and their interests may differ from those of other shareholders.
      Many of our Initial Shareholders and the Gas and Power Firms are both our principal shareholders and participants in our markets. These investors, collectively, will own approximately           % of our outstanding common stock upon the closing of this offering. Revenues from these investors accounted for 23.3%, 45.8% and 60.8% of our revenues generated by our OTC business, net of intersegment fees, in 2004, 2003 and 2002, respectively. Revenues from all our shareholders that own in excess of 1% of our outstanding common stock accounted for 27.1%, 36.3% and 50.6% of our consolidated revenues in 2004, 2003 and 2002, respectively. As participants, these shareholders may have strategic interests that are different from, or that could conflict with, your interests. For example, in their capacity as participants, these investors may favor lower fees for trade execution or other concessions that would presumably reduce our revenues, and therefore, the value of your ownership position in us. In addition, two of the Initial Shareholders are affiliated with Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., the lead underwriters for this offering.

We rely on LCH.Clearnet to provide clearing services for the trading of futures and cleared OTC contracts in our markets. We cannot continue to operate our futures business without clearing services.
      We have contracted with LCH.Clearnet, to provide clearing services to us for all futures contracts traded in our markets pursuant to a contract for an indefinite term that is terminable by either party upon one year’s notice, if not otherwise terminated in accordance with its terms. LCH.Clearnet also provides clearing services to participants in our OTC business that trade designated contracts eligible for clearing. These services are provided pursuant to a separate contract we have entered into with LCH.Clearnet, which continues in force unless either party gives one year’s written notice. Our cleared OTC contracts have become a significant component of our business, and accounted for 44.5%, 13.4% and 1.4% of the revenues, net of the intersegment fees, generated by our OTC business in 2004, 2003 and 2002, respectively.
      The interruption or cessation of these clearing services and our inability to make alternate arrangements in a timely manner could have a material adverse effect on our business, financial condition and results of operations. In particular, if our agreement with LCH.Clearnet with respect to our futures business were terminated, and we could not obtain clearing services from another source, we may be unable to operate a futures market and would likely be required to cease operations in that segment of our business. In 2004, 2003 and 2002, transaction fees generated in our futures business, which are also referred to as exchange fees, accounted for 42.0%, 42.6% and 25.1%, respectively, of our consolidated revenues.
      If our agreement with LCH.Clearnet relating to OTC trading were terminated, we may be unable to offer clearing services in connection with our OTC business for a considerable period of time. While we would still be able to offer OTC trading in bilateral contracts, our inability to offer trading in cleared contracts, assuming that no other clearing alternatives were available, could significantly impair our ability to compete, particularly in light of the launch of a competing swaps-to-futures clearing facility by one of our competitors. In 2004, 2003 and 2002, transaction fees derived from trading in cleared OTC contracts accounted for 21.7%, 6.4% and 0.9%, respectively, of our consolidated revenues. Our principal competitors own their own clearing facilities and thus do not face the risk of losing the ability to provide clearing services to participants that we do. Moreover, because they own their own facilities, they may be able to provide clearing services more cost-effectively and can extend them to new products faster than we can. The number of clearing facilities that are not owned by our competitors is limited, and developing our own clearing facility would be costly and time consuming. Requiring our participants to change clearing facilities would also be disruptive and costly.
      LCH.Clearnet could elect for strategic reasons to discontinue providing clearing services to us for our futures and OTC businesses at any time with appropriate notice. For example, LCH.Clearnet could decide to enter into a strategic alliance with a competing exchange or other trading facility. In addition, according to the terms of our contract with LCH.Clearnet with respect to our OTC business, our relationship may be terminated upon a change in control of either party. The commodity markets have experienced increased consolidation in recent years and may continue to do so, and strategic alliances and changes in control involving various market participants are possible. LCH.Clearnet is owned by its members, which include banks and other financial institutions whose commercial interests are broader than the clearing services business. We cannot assure you that our futures or OTC businesses would be able to obtain clearing services from an alternate provider on acceptable terms or in sufficient time to avoid or mitigate the material adverse effects described above.
We are currently subject to oversight in the United States and regulation in the United Kingdom. Failure to comply with existing regulatory requirements, and possible future changes in these requirements, could adversely affect our business.
      We operate our electronic platform as an “exempt commercial market”, or ECM, under the Commodity Exchange Act. As such, we are subject to access, reporting and record-keeping requirements of the CFTC. However, unlike a futures exchange, our OTC business is not generally regulated by the CFTC. In contrast, the IPE, through which we conduct our futures business, operates as a Recognized Investment Exchange, or RIE, in the United Kingdom. As an RIE, the IPE has regulatory responsibility in its own right and is subject to regulation by the Financial Services Authority, or FSA, pursuant to the Financial Services and Markets Act 2000, or FSMA. The IPE is required under the FSMA to maintain sufficient financial resources, adequate systems and controls and effective arrangements for monitoring and disciplining its members. The IPE’s ability to comply with all applicable laws and rules is largely dependent on its maintenance of compliance, audit and reporting systems. We cannot assure you that these systems and procedures are fully effective. Failure to comply with our regulatory requirements could subject us to significant penalties, including termination of our ability to conduct our regulated businesses.
      Future legislative and regulatory initiatives, either in the United States, the United Kingdom or elsewhere, could affect one or more of the following aspects of our business:

•	the manner in which we communicate and contract with our participants;

•	the pricing of our products;

•	a requirement that we maintain minimum regulatory capital on hand;

•	a requirement that we exercise regulatory oversight with respect to our OTC participants, and assume responsibility for their conduct;

•	a requirement that we implement systems and procedures to maintain and enforce compliance by our OTC participants;

•	our financial and regulatory reporting practices;

•	our record-keeping and record-retention procedures;

•	the licensing of our employees; and

•	the conduct of our directors, officers, employees and affiliates.
      The implementation of new regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require us to incur significant compliance costs and impede our ability to operate, expand and enhance our electronic platform as necessary to remain competitive and expand our business. Regulatory changes inside or outside the United States or the United Kingdom could materially and adversely affect our business, financial condition and results of operations.
The OTC commodities trading industry in North America has been subject to increased regulatory scrutiny in the recent past, and we face the risk of changes to our regulatory environment in the future, which may diminish trading volumes on our electronic platform.
      Our OTC business is currently subject to only limited regulatory oversight. As an ECM, we are not subject to registration as an exchange nor to the type of ongoing comprehensive oversight to which exchanges are subject. Instead, we are required to comply with access, reporting and record-keeping requirements of the CFTC. In recent years, however, the market for OTC energy commodities trading has been the subject of increased scrutiny by regulatory and enforcement authorities due to a number of highly publicized problems involving energy commodities trading companies. This increased scrutiny has included investigations by the Department of Justice, the Federal Energy Regulatory Commission, or the FERC, and the Federal Trade Commission of alleged manipulative trading practices, misstatements of financial results, and other matters. As a result of the foregoing, in 2002 several significant participants in the energy trading markets shut down their operations and exited the trading markets. Primarily as a result of this, our trading volumes declined from 44.0 million contracts in 2002 to 24.3 million contracts in 2003, and while volumes have since rebounded to 31.0 million in 2004, they have not returned to our 2002 levels.
      In connection with the above referenced investigations, governmental bodies became concerned that various market participants may have used our electronic platform, among other venues such as voice brokers, to conduct potentially manipulative trading activity, and, during this time, we were required to provide extensive information to the authorities in connection with their investigations. This process was costly and the resulting publicity may have discouraged other participants or potential participants from using our platform.
      Furthermore, in the wake of suggestions that manipulative trading practices by certain market participants may have contributed to unseasonably high prices in the wholesale power market in California and other western states in the summer of 2000, and in response to a number of other factors, including the collapse of Enron Corporation, legislative and regulatory authorities at both the federal and state levels, as well as political and consumer groups, called for increased regulation and monitoring of the OTC commodities markets in general and the North American power and natural gas markets (currently our most important OTC markets), in particular. For example, regulators in some states publicly questioned whether some form of regulation, including price controls, should be reimposed in OTC commodities markets, particularly in states where power markets were deregulated in recent years. In addition, members of Congress have, at various times in the last several years, introduced bills seeking to restrict OTC trading of energy derivatives contracts generally and to bring electronic trading of energy within the direct scope of CFTC regulation. Furthermore, in 2002, the FERC introduced rules requiring that public utilities and power marketers file quarterly reports about their power trading activities.
      We cannot assure you that future unanticipated events in the markets for energy commodities trading will not lead to a recurrence of such regulatory scrutiny or to changes in the level of regulation to which our OTC business is subject. Increased regulation of our participants or our markets could materially adversely affect our business. The imposition of stabilizing measures such as price controls in the power or other commodities markets could substantially reduce or potentially even eliminate trading activity in affected markets. New laws and rules applicable to our business could significantly increase our regulatory compliance costs, delay or prevent us from introducing our products and services as planned and discourage some market participants from using our electronic platform. New allegations of manipulative trading by market participants could subject us to regulatory scrutiny and possibly fines or restrictions on our business, as well as adverse publicity.

All of this could lead to lower trading volumes and transaction fees, higher operating costs and lower profitability or losses.
If we are unable to keep up with rapid changes in technology and participant preferences, we may not be able to compete effectively.
      To remain competitive, we must continue to enhance and improve the responsiveness, functionality, accessibility and reliability of our electronic platform and our proprietary technology. The financial services industry is characterized by rapid technological change, change in use patterns, change in client preferences, frequent product and service introductions and the emergence of new industry standards and practices. These changes could render our existing proprietary technology uncompetitive or obsolete. The continued growth of our business and our ability to pursue our strategic objectives will depend, in part, on our ability to:

•	enhance our existing services and maintain and improve the functionality and reliability of our electronic platform;

•	develop or license new technologies that address the increasingly sophisticated and varied needs of our participants;

•	anticipate and respond to technological advances and emerging industry practices on a cost-effective and timely basis; and

•	continue to attract and retain highly skilled technology staff to maintain and develop our existing technology and to adapt to and manage emerging technologies.
      We cannot assure you that we will successfully implement new technologies or adapt our proprietary technology to our participants’ requirements or emerging industry standards in a timely and cost-effective manner. Any failure on our part to remain abreast of industry standards in technology and to be responsive to participant preferences could cause our market share to decline and negatively impact our profitability.
Our operating results are subject to significant fluctuations due to a number of factors. As a result, you will not be able to rely on our operating results in any particular period as an indication of our future performance.
      A number of factors beyond our control may contribute to substantial fluctuations in our operating results — particularly in our quarterly results. As a result of the factors described in the preceding risk factors, you will not be able to rely on our operating results in any particular period as an indication of our future performance. The energy commodities trading industry has historically been subject to variability in trading volumes due primarily to five key factors. These factors include geopolitical events, weather, real and perceived supply and demand imbalances in the underlying energy commodities, the number of trading days in a quarter and seasonality. As a result of one or more of these factors, trading volumes in our markets could decline, possibly significantly, which would adversely affect our revenues derived from transaction fees. If we fail to meet securities analysts’ expectations regarding our operating performance, the price of our common stock could decline substantially. See also “— Risks Relating to this Offering — The market price of our common stock may fluctuate significantly, and it may trade at prices below the initial public offering price”.
Our cost structure is largely fixed. If our revenues decline and we are unable to reduce our costs, our profitability will be adversely affected.
      Our cost structure is largely fixed. We base our expectations of our cost structure on historical and expected levels of demand for our products and services as well as our fixed operating infrastructure, such as computer hardware and software, hosting facilities and security and staffing levels. If demand for our products and services decline and, as a result, our revenues decline, we may not be able to adjust our cost structure on a timely basis. In that event, our profitability will be adversely affected.

We have been accused of patent infringement by EBS Dealing Resources.
      In January 2004, EBS Dealing Resources, Inc., or EBS, sued us in the U.S. District Court for the Southern District of New York. EBS’ complaint alleges that we infringed two of its patents relating to the way in which bids and offers are displayed on an electronic trading system in a manner that permits parties to act only on those bids and offers from counterparties with whom the party has available credit. EBS claims that the credit filter functionality of our trading platform infringes EBS’ patented systems and methods for displaying a so-called “dealable price”.
      While we believe that our platform does not infringe EBS’ patents and are vigorously defending this action, we cannot assure you that we will prevail and that this litigation will be resolved in our favor. A claim construction hearing, in which the scope of EBS’ patents will be construed by the court, is scheduled for May 2005, and trial is scheduled for February 2006. The outcome of the claim construction hearing, including a broad construction of EBS’ patents (which would generally favor EBS) or a narrow construction (which would generally favor us), could have a significant impact on this action. A broad construction of EBS’ patents may reduce the number of arguments we have regarding non-infringement. If this litigation is resolved in a manner adverse to us, we may be required to pay substantial damages to EBS and cease using the credit filter on our electronic platform. If we are enjoined from using our credit filter technology, we might attempt to negotiate a royalty bearing license with EBS for the continued use of our credit filter technology if such a license were available on reasonable terms. The payment of damages, discontinuation of our use of this technology or payment of royalties to EBS could have a material adverse effect on our business, financial condition and results of operations. In addition, EBS has additional patent applications pending in the United States Patent and Trademark Office that may form the basis for future suits.
Fluctuations in currency exchange rates may adversely affect our operating results.
      We currently generate a significant portion of our revenues and net income and corresponding accounts receivable and cash through sales denominated in pounds sterling, which is the functional currency of our foreign subsidiaries. Of our consolidated revenues, 46.1%, 47.1% and 33.7% were denominated in pounds sterling in 2004, 2003 and 2002, respectively, and we expect our exposure to foreign currency exchange risk to increase to the extent we are able to expand our futures business. We have foreign currency translation risk equal to our net investment in these subsidiaries. As of December 31, 2004, $46.0 million of our cash and cash equivalents, $4.5 million of our accounts receivable, $85.6 million of our goodwill and other intangible assets and $134.0 million of our net assets were denominated in pounds sterling.
      We also have foreign currency transaction risk related to the settlement of foreign receivables or payables incurred with respect to trades executed on our electronic platform, including for our OTC European gas and power markets, which are paid in pounds sterling, and for cash accounts of our U.K. subsidiaries held in U.S. dollars. For example, we had foreign currency transaction losses of $1.4 million, $644,000 and $149,000 in 2004, 2003 and 2002, respectively. While we currently enter into hedging transactions to help mitigate our foreign exchange risk exposure, primarily with respect to our net investment in our U.K. subsidiaries, these hedging arrangements may not always be effective, particularly in the event of imprecise forecasts of the levels of our non-U.S. denominated assets and liabilities. Accordingly, if there is an adverse movement in exchange rates, we may suffer significant losses, which would adversely affect our operating results and financial condition.
Any infringement by us on the intellectual property rights of others could result in litigation and adversely affect our ability to continue to provide, or increase the cost of providing, our products and services.
      Patents and other intellectual property rights of third parties may have an important bearing on our ability to offer certain of our products and services. Our competitors as well as other companies and individuals may have obtained, and may be expected to obtain in the future, patent rights related to the types of products and services we offer or plan to offer. We cannot assure you that we are or will be aware of all patents that may pose a risk of infringement by our products and services. In addition, some patent applications in the United States are confidential until a patent is issued, and therefore we cannot evaluate the extent to which our products and services may be covered or asserted to be covered in pending patent applications. Thus, we cannot be sure that our products and services do not infringe on the rights of others or that others will not make claims of infringement against us. In general, if one or more of our products or services is found to infringe patents held by others, we may be required to stop developing or marketing the products or services, to obtain licenses to develop and market the services from the holders of the patents or to redesign the products or services in such a way as to avoid infringing the patents. We also could be required to pay damages if we were found to infringe patents held by others, which could materially adversely affect our business, financial condition and operating results. We cannot assess the extent to which we may be required in the future to obtain licenses with respect to patents held by others, whether such licenses would be available or, if available, whether we would be able to obtain such licenses on commercially reasonable terms. If we were unable to obtain such licenses, we may not be able to redesign our products or services at a reasonable cost to avoid infringement, which could materially adversely affect our business, financial condition and operating results. See also “— Our principal competitor, NYMEX, has filed claims of copyright and trademark infringement against us, which, if determined adversely to us, would have a material adverse effect on our business” and “— We have been accused of patent infringement by EBS Dealing Resources”.

Some of the proprietary technology we employ may be vulnerable to infringement by others.
      Our business is dependent on proprietary technology and other intellectual property that we own or license from third parties. Despite precautions we have taken or may take to protect our intellectual property rights, third parties could copy or otherwise obtain and use our proprietary technology without authorization. It may be difficult for us to monitor unauthorized use of our intellectual property. We cannot assure you that the steps that we have taken will prevent misappropriation of our proprietary technology or intellectual property.
      We have filed U.S. patent applications for our electronic trade confirmation service, our method to allow a participant to engage in program trading while protecting its data, referred to as ICEMaker, and our method for displaying both cleared and bilateral OTC contracts in single price stream. We have also filed patent applications in the European Patent Office and Canada for our electronic trade confirmation service and our method for displaying cleared and bilateral OTC contracts in a single price stream, as well as having made a filing under the Patent Cooperation Treaty with respect to ICEMaker. We cannot assure you that we will obtain any final patents covering these services, nor can we predict the scope of any patents issued. In addition, we cannot assure you that any patent issued will be effective to protect this intellectual property against misappropriation. Third parties in Europe or elsewhere could acquire patents covering this or other intellectual property for which we obtain patents in the United States, or equivalent intellectual property, as a result of differences in local laws affecting patentability and patent validity. Third parties in other jurisdictions might also misappropriate our intellectual property rights with impunity, if intellectual property protection laws are not actively enforced in those jurisdictions. Patent infringement and/or the grant of parallel patents would erode the value of our intellectual property.
      We have secured trademark registrations for “IntercontinentalExchange”, “ICE” and our globe design from the United States Patent and Trademark Office, as well as registrations for other trademarks we use in our business. We also have several U.S. and foreign applications pending for other trademarks we use in our business. We cannot assure you that any of these marks for which applications are pending will be registered.
      We may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the intellectual property rights of others or defend ourselves from claims of infringement. We may not receive an adequate remedy for any infringement of our intellectual property rights, and we may incur substantial costs and diversion of resources and the attention of management as a result of litigation, even if we prevail. As a result, we may choose not to enforce our infringed intellectual property rights, depending on our strategic evaluation and judgment regarding the best use of our resources, the relative strength of our intellectual property portfolio and the recourse available to us.

Our limited operating history may make it difficult to evaluate our future prospects, may increase the risk that we will not continue to be successful and may increase the risk of your investment.
      We began operations in 2000. As a result, we have a limited operating history for you to evaluate in assessing our future prospects. In addition, while the IPE was established in 1980, we did not begin to operate the IPE until we acquired the IPE in June 2001 and integrated it into our business. We also have not previously offered trading in futures contracts or options on futures contracts exclusively on our electronic platform. Accordingly, our historic and recent financial results may not be representative of what they may be in the future. We cannot assure you that our growth will continue at the same rate or at all, or that we will not experience declines in revenues and profitability in the future. You must consider our business and prospects in light of the risks and difficulties we will encounter as an early-stage company with a limited operating history.
We face significant challenges in implementing our strategic goals of expanding product and service offerings and attracting new market participants to our markets. If we do not meet these challenges, we may not be able to increase our revenues or remain profitable.
      We seek to expand the range of commodity products that can be traded in our markets and to ensure that trading in those new products becomes liquid within a sufficiently short period of time to support viable trading markets. In meeting these strategic goals, however, we face a number of significant challenges, including the following:

•	To introduce new cleared contracts, we must first obtain the approval of LCH.Clearnet, our provider of clearing services. The timing of LCH.Clearnet’s approval may prevent us from bringing new cleared contracts to market as quickly as some of our competitors. The approval of LCH.Clearnet and the timing of its receipt will depend upon the type of product proposed, the type and extent of system modification required to establish clearing functionality for the relevant product and the integration of the new contract with our electronic platform and other challenges posed. This could result in a substantial delay between development of a cleared contract and its offering on our electronic platform.

•	When we introduced new OTC products initially, we obtained order flow commitments from leading market participants, which were instrumental in the development of liquid markets for those products. However, we do not intend to obtain comparable commitments with regard to new products that we introduce, which could make successful development of new trading markets particularly uncertain.

•	To expand the use of our electronic platform and to introduce new trading-related services, we must develop additional systems technology that will interface successfully with the wide variety of unique internal systems used by our participants. These challenges may involve unforeseen costs and delays.

•	As an early-stage company, we must continue to build significant brand recognition among commodities market participants in order to attract new participants to our markets. This will require us to increase our marketing expenditures. The cost of our marketing efforts may be greater than we expect, and we cannot assure you that these efforts will be successful.
      Even if we resolve these issues and are able to introduce new products and services, there is no assurance that they will be accepted by our participants, attract new market participants, or be competitive with those offered by other companies. If we do not succeed in these efforts on a consistent, sustained basis, we will be unable to implement our strategic objectives. This would seriously jeopardize our ability to increase and diversify our revenues, remain profitable and continue as a viable competitor in our markets.

Reductions in our commission rates resulting from competitive pressures could lower our revenues and profitability.
      We expect to experience pressure on our commission rates as a result of competition we face in our futures and OTC markets. Some of our competitors offer a broader range of products and services to a larger participant base, and enjoy higher trading volumes, than we do. Consequently, our competitors may be able and willing to offer commodity trading services at lower commission rates than we currently offer or may be able to offer. As a result of this pricing competition, we could lose both market share and revenues. We believe that any downward pressure on commission rates would likely continue and intensify as we continue to develop our business and gain recognition in our markets. A decline in commission rates could lower our revenues, which would adversely affect our profitability.
      For example, we have offered our trade execution services to market participants without charge for trading WTI crude oil bullets in our OTC market in an effort to increase the liquidity of this market. This fee waiver began in November 2004 and extends through the end of 2005. We recognized $113,000, $240,000 and $858,000 in commission fee revenues for WTI crude oil bullet contracts in 2004, 2003 and 2002, respectively. Similar efforts by us or our competitors in the future could have an adverse effect on our profitability.

Our business may be harmed by computer and communications systems failures and delays.
      We support and maintain many of the systems that comprise our electronic platform. Our failure to monitor or maintain these systems, or to find replacements for defective components within a system in a timely and cost-effective manner when necessary, could have a material adverse effect on our ability to conduct our business. Our systems are located primarily in Atlanta, Georgia and our backup facilities fully replicate our primary data center. Our redundant systems or disaster recovery plans may prove to be inadequate.
      Our systems, or those of our third party providers, may fail or, due to capacity constraints, may operate slowly, causing one or more of the following:

•	unanticipated disruption in service to our participants;

•	slower response time and delays in our participants’ trade execution and processing;

•	failed settlement by participants to whom we provide trade confirmation or clearing services;

•	incomplete or inaccurate accounting, recording or processing of trades;

•	our distribution of inaccurate or untimely market data to participants who rely on this data in their trading activity; and

•	financial loss.
      We could experience system failures due to power or telecommunications failures, human error on our part or on the part of our vendors or participants, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, intentional acts of vandalism or terrorism and similar events. In these instances, our disaster recovery plan may prove ineffective. If any one or more of these situations were to arise, they could result in participant dissatisfaction with our electronic platform, prompting participants to trade elsewhere, or exposure to litigation or regulatory sanctions. As a consequence, our business, financial condition and results of operations could suffer materially.

Our systems and those of our third party service providers may be vulnerable to security risks, which could result in wrongful use of our information, or which could make our participants reluctant to use our electronic platform.
      We regard the secure transmission of confidential information on our electronic platform as a critical element of our operations. Our networks and those of our participants and our third party service providers, including LCH.Clearnet, may, however, be vulnerable to unauthorized access, computer viruses, firewall or encryption failures and other security problems. We may be required to expend significant resources to protect ourselves and our participants against the threat of security breaches or to alleviate problems caused by security breaches. Although we intend to continue to implement industry standard security measures, we cannot assure you that those measures will be sufficient to protect our business against losses or any reduced trading volume incurred in our markets as a result of any significant security breaches on our platform.

We rely on specialized management and employees.
      Our future success depends, in part, upon the continued contributions of our executive officers and key employees who we rely on for executing our business strategy and identifying new strategic initiatives. These individuals possess extensive experience in the energy commodities trading industry and financial services markets generally, and possess extensive technology skills. We have entered into employment agreements with our executive officers, including our chief executive officer, our chief operating officer, our chief financial officer, our chief technology officer, our vice presidents, our futures business chief executive officer, as well as certain other employees responsible for product development and technological development within our company. It is possible, however, that one or more of these persons could voluntarily terminate their employment agreements with us. Any loss or interruption of the services of our executive officers or key product development or technology personnel could result in our inability to manage our operations effectively or to execute our business strategy. We cannot assure you that we would be able to find appropriate replacements for these key personnel if the need arose. We may have to incur significant costs to replace key employees who leave, and our ability to execute our business strategy could be impaired if we cannot replace departing employees in a timely manner. Competition in our industry for persons with trading industry and technology expertise is intense.

We rely on third party providers and other suppliers for a number of services that are important to our business. An interruption or cessation of an important service or supply by any third party could have a material adverse effect on our business.
      In addition to our dependence on LCH.Clearnet as a clearing service provider, we depend on a number of suppliers, such as online service providers, hosting service and software providers, data processors, software and hardware vendors, banks, and telephone companies, for elements of our trading, clearing and other systems. For example, we rely on LIFFE Services Company Limited for the provision of a trade registration system that routes trades executed in our markets to LCH.Clearnet for clearing. Both LIFFE Services Company Limited and its parent company, Euronext N.V., are potential competitors to both our futures business and our OTC business, which may affect LIFFE’s willingness to continue to provide these services in the future. In addition, we rely on a large international telecommunications company for the provision of hosting services. If this company were to discontinue providing these services to us, we would likely experience significant disruption to our business until we were able to establish connectivity with another provider.
      We cannot assure you that any of these providers will be able to continue to provide these services in an efficient, cost-effective manner or that they will be able to adequately expand their services to meet our needs. An interruption in or the cessation of an important service or supply by any third party and our inability to make alternative arrangements in a timely manner, or at all, would result in lost revenues and higher costs.
      In addition, our participants may access our electronic platform through seven ISVs, which represent a substantial portion of the ISVs that serve the commodities markets. The loss of a significant number of ISVs providing access could make our platform less attractive to participants who prefer this form of access.

As a financial service provider, we are subject to significant litigation and liability risks.
      Many aspects of our business, and the businesses of our participants, involve substantial risks of liability. These risks include, among others, potential liability from disputes over terms of a trade, the claim that a system failure or delay caused monetary loss to a participant or that an unauthorized trade occurred. For example, dissatisfied participants that have traded on our electronic platform, or those on whose behalf our participants have traded, may make claims regarding the quality of trade execution, or alleged improperly confirmed or settled trades, abusive trading practices, security and confidentiality breaches, mismanagement or even fraud against us or our participants. In addition, because of the ease and speed with which sizable trades can be executed on our electronic platform, participants can lose substantial amounts by inadvertently entering trade orders or by entering them inaccurately. A large number of significant error trades could result in participant dissatisfaction.

      As a result, we could incur significant legal expenses defending claims against us, even those without merit. The adverse resolution of any lawsuits or claims against us could result in our obligation to pay substantial damages, and cause us reputational harm. Our participants may face similar legal challenges, and these challenges could affect their ability or willingness to trade on our electronic platform. The initiation of lawsuits or other claims against us, or against our participants with regard to their trading activities, could adversely affect our business, financial condition and results of operations, whether or not these lawsuits or other claims are resolved in our favor. If we violate the terms and provisions of the Commodity Exchange Act under which we operate our OTC business, or if the CFTC concludes or believes we have violated other provisions of the Commodity Exchange Act, we could also be exposed to substantial liability. See also “— We are currently subject to oversight in the United States and regulation in the United Kingdom. Failure to comply with existing regulatory requirements, and possible future changes in these requirements, could adversely affect our business”.

If we are compelled to monitor our OTC participants’ compliance with applicable standards, our operating expenses and exposure to private litigation could increase.
      While we have self regulatory status in our futures business, we currently do not assume responsibility for enforcing compliance with applicable commercial and legal standards by our participants when they trade OTC contracts in our markets. If we determined that it was necessary to undertake such a role in respect of OTC products — for example, to deter unfavorable regulatory actions, to respond to regulatory actions or simply to maintain our participants’ confidence in the integrity of our OTC markets — we would have to invest heavily in developing new compliance and surveillance systems, and our operating expenses could increase significantly. Our assumption of such a role could also increase our exposure to lawsuits from dissatisfied participants and other parties claiming that we failed to deter inappropriate or illegal conduct.

Our compliance and risk management methods might not be effective and may result in outcomes that could adversely affect our financial condition and operating results.
      Our ability to comply with applicable laws and rules is largely dependent on our establishment and maintenance of compliance, audit and reporting systems, as well as our ability to attract and retain qualified compliance and other risk management personnel. Our policies and procedures to identify, monitor and manage our risks may not be fully effective. Management of operational, legal and regulatory risk requires, among other things, policies and procedures to record properly and verify a large number of transactions and events. We cannot assure you that our policies and procedures will always be effective or that we will always be successful in monitoring or evaluating the risks to which we are or may be exposed.

We may acquire other businesses, products or technologies. If we do, we may be unable to integrate them with our business, or we may impair our financial performance.
      If appropriate opportunities present themselves, we may acquire businesses, products or technologies that we believe have strategic value. We may not be able to identify, negotiate or finance any future acquisition successfully. Even if we do succeed in acquiring a business, product or technology, we have limited experience, other than with respect to the IPE, in integrating a significant acquisition into our business. The process of integration may produce unforeseen operating difficulties and expenditures and may absorb significant attention of our management that would otherwise be available for the ongoing development of our business. If we make future acquisitions, we may issue shares of our stock that dilute shareholders, expend cash, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets with estimable useful lives, any of which could harm our business, financial condition or results of operations.

Risks Relating to this Offering

There has been no prior public market for our common stock, and we cannot assure you that an active trading market in our stock will develop or be sustained.
      Prior to this offering, there has been no public market for our common stock. We cannot assure you that an active trading market will develop or be sustained after this offering. Although we intend to apply to list our common stock on the New York Stock Exchange, we do not know whether third parties will find our common stock to be attractive or whether firms will be interested in making a market in our common stock. Also, if you purchase shares of common stock in this offering, you will pay a price that was not established in public trading markets. The initial public offering price of our common stock will be determined through negotiation between us and the representatives of the underwriters and thus may not be indicative of the market price for our common stock after this offering. Consequently, you may not be able to resell your shares above the initial public offering price and may suffer a loss on your investment.

Our current shareholders may have the ability to influence our business.
      Upon completion of this offering, our current shareholders will collectively own            shares of our common stock, or           % of the total shares of our common stock outstanding. As a result, these shareholders may have the ability to influence the election of our directors, the appointment of new management and the potential outcome of all matters submitted to a vote of our shareholders, including entering into mergers, the sale of substantially all of our assets and other extraordinary events.

The market price of our common stock may fluctuate significantly, and it may trade at prices below the initial public offering price.
      The market price of our common stock after this offering may fluctuate significantly from time to time as a result of many factors, including:

•	investors’ perceptions of our prospects;

•	investors’ perceptions of the prospects of the commodities markets and more broadly, the energy markets;

•	differences between our actual financial and operating results and those expected by investors and analysts;

•	changes in analysts’ recommendations or projections;

•	fluctuations in quarterly operating results;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships or divestitures;

•	changes or trends in our industry, including trading volumes, competitive or regulatory changes or changes in the commodities markets;

•	changes in valuations for exchanges and other trading facilities in general;

•	adverse resolution of pending litigation against us;

•	additions or departures of key personnel;

•	changes in general economic conditions; and

•	broad market fluctuations.
      In particular, announcements of potentially adverse developments, such as proposed regulatory changes, new government investigations or the commencement or threat of litigation against us or our major participants, as well as announced changes in our business plans or those of our competitors, could adversely affect the trading price of our stock, regardless of the likely outcome of those developments. Broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance. As a result, our common stock may trade at prices significantly below the initial public offering price.

Future sales of our shares could adversely affect the market price of our common stock.
      If our existing shareholders sell substantial amounts of our common stock in the public market following this offering, or if we issue a large number of shares of our common stock in connection with future acquisitions, the market price of our common stock could decline significantly. Sales by our existing shareholders might also make it more difficult for us to raise equity capital by selling new common stock at a time and price that we deem appropriate.
      Based on shares outstanding as of December 31, 2004, upon completion of this offering, we will have                      shares of common stock outstanding. Of these outstanding shares, the                      shares sold in this offering will be freely tradable in the public market. The remaining                      shares will be restricted securities as defined in the SEC’s Rule 144 and may be sold by the holders into the public market from time to time in accordance with Rule 144. Approximately           % of these restricted shares will be eligible for sale under Rule 144 following expiration of the lockup agreements described below.
      We and the holders of           % of our shares outstanding and           % of our shares issuable under options and restricted stock award agreements outstanding as of December 31, 2004 — including our directors and officers — have agreed to a 180-day lockup, meaning that, for a period of 180 days following the date of this prospectus, we and they will not sell shares of our common stock. However, this lockup is subject to several exceptions, and our lead underwriters in their sole discretion may release any of the securities subject to the lockup, at any time without notice.
      After this offering, we intend to register initially                      shares of our common stock, or approximately           % of the shares of our common stock that will be outstanding at that time, for issuance under our employee stock purchase plan and upon the exercise of options granted under our employee stock option plan or the issuance of shares pursuant to certain restricted stock award agreements. We may increase the number of shares registered for this purpose from time to time. Once we register these shares, they will be able to be sold in the public market upon issuance. We also intend to enter into a registration rights agreement with designated holders of our Class A2 shares. See “Shares Eligible for Future Sale”.

Delaware law and some provisions of our organizational documents make a takeover of our company more difficult.
      Provisions of our charter and bylaws may have the effect of delaying, deferring or preventing a change in control of our company. A change of control could be proposed in the form of a tender offer or takeover proposal that might result in a premium over the market price for our common stock. In addition, these provisions could make it more difficult to bring about a change in the composition of our board of directors, which could result in entrenchment of current management. For example, our charter and bylaws will:

•	require that the number of directors be determined, and any vacancy or new board seat be filled, only by the board;

•	not permit shareholders to act by written consent, other than for certain class votes by holders of the Class A common stock;

•	not permit shareholders to call a special meeting unless at least a majority of the shareholders join in the request to call such a meeting;

•	allow a meeting of shareholders to be adjourned or postponed without the vote of shareholders;

•	permit the bylaws to be amended by a majority of the board without shareholder approval, and require that a bylaw amendment proposed by shareholders be approved by 66 2/3% of all outstanding shares;

•	require that notice of shareholder proposals be submitted between 90 and 120 days prior to the scheduled meeting; and

•	authorize the issuance of undesignated preferred stock, or “blank check” preferred stock, by our board of directors without shareholder approval.
      In addition, Section 203 of the Delaware General Corporation Law, or DGCL, imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock. Delaware law prohibits a publicly held corporation from engaging in a “business combination” with an “interested shareholder” for three years after the shareholder becomes an interested shareholder, unless the corporation’s board of directors and shareholders approve the business combination in a prescribed manner or the interested shareholder has acquired a designated percentage of our voting stock at the time it becomes an interested shareholder.
      These and other provisions of our organizational documents and Delaware law may have the effect of delaying, deferring or preventing changes of control or changes in management of our company, even if such transactions or changes would have significant benefits for our shareholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

Your share ownership in our company will be immediately and substantially diluted.
      If you purchase shares of our common stock in this offering, you will experience an immediate and substantial dilution of $           per share (assuming the common stock is offered at $           per share, the midpoint of the estimated price range set forth on the cover of this prospectus) because the price that you pay will be substantially greater than the pro forma net tangible book value per share of such stock based on the pro forma net tangible book value per share as of December 31, 2004. This dilution is due to the fact that when our existing shareholders purchased or were otherwise issued shares of our common stock in the past, they did so at prices that were significantly lower than the price at which our common stock is being offered to the public in this offering.

We do not expect to pay any dividends for the foreseeable future.
      We do not anticipate paying any dividends to our shareholders for the foreseeable future. Accordingly, investors must be prepared to rely on sales of their common stock after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our common stock. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend upon our results of operations, financial conditions, contractual restrictions, restrictions imposed by applicable law or the SEC and other factors our board deems relevant.

We will have broad discretion over the use of proceeds to us from this offering, and we may not use these funds in a manner of which you will approve.
      We will have broad discretion to use the net proceeds to us from this offering, and you will be relying on the judgment of our board of directors and management regarding the use and application of these proceeds. Although we expect to use the net proceeds for working capital and general corporate purposes, we have not allocated these net proceeds for specific purposes and cannot assure you that we will use these funds in a manner of which you will approve.

FORWARD-LOOKING STATEMENTS
      This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements that are based on our present beliefs and assumptions and on information currently available to us. You can identify forward-looking statements by terminology such as “may”, “will”, “should”, “expects”, “intends”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Forward-looking statements include, but are not limited to, our discussion of the following matters:

•	The statements in “Prospectus Summary — The Offering” and “Dividend Policy” concerning our current intention not to pay any cash dividends.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Business Environment” and “Industry Overview — Industry Trends — Increasing Adoption of Energy Commodities as an Investable Asset Class” and “— New Market Participants” concerning management’s expectations regarding the business environment in which it operates and trends in our industry.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues” concerning our plans not to adjust commission rates and our belief that we will attract trading without entering into order flow agreements.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Components of Expenses” concerning management’s expectations of various costs.

•	The statements in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Future Capital Requirements” concerning our belief that cash flows will be sufficient to fund our working capital needs and capital expenditures through the end of 2006.

•	The statements in “Business — Our Growth Strategy” concerning our plans and intentions to attract new market participants, increase the connectivity to our marketplace, expand our market data business, develop new products and services, and pursue select strategic acquisitions and alliances.

•	The statements in “Business — Recent Developments” concerning the benefits that we anticipate will result from the complete migration of our open-outcry futures trading activity to our electronic platform.

•	The statements “Business — Our Products and Services” concerning our belief that our electronic trade confirmation service could attract new market participants.

•	The statements in “Business — Product Development” concerning our plans to introduce trading in futures and spot contracts linked to E.U. Emissions Allowances.

•	The statements in “Business — Technology” concerning our electronic platform and disaster recovery system technologies and our belief that we would be able to gain access on a timely basis to comparable products and services if our key technology contracts were terminated.

•	The statements in “Regulation and Legal Proceedings” concerning regulation and litigation involving our company.

USE OF PROCEEDS
      Assuming an initial offering price of $          per share, which is the mid-point of the estimated price range set forth on the cover of this prospectus, we expect to receive net proceeds from this offering of approximately $          after deducting the estimated underwriting discount and offering expenses, which are payable by us. We will not receive any of the proceeds from the sale of shares of our common stock by the selling shareholders, including any proceeds from the selling shareholders’ sale of additional shares upon exercise of the underwriters’ option to purchase additional shares.
      The principal purposes of this offering are to obtain additional capital, create a public market for our common stock, facilitate our future access to public equity markets, enable us to provide incentives to our employees through equity-linked compensation programs and provide increased visibility in the market. Publicly tradable shares of our common stock may also be used as an acquisition currency. On November 23, 2004, we borrowed the entire $25.0 million available under our credit facility with Wachovia Bank, National Association to fund a portion of the $67.5 million redemption of our Class B common stock. We intend to use a portion of the proceeds of this offering for the repayment in full of all outstanding debt under this facility, which as of December 31, 2004, amounted to $13.0 million, bearing interest at a six-month LIBOR locked interest rate of 3.40%. We otherwise currently do not have specific plans for the use of the net proceeds of the offering. We expect that we will use the net proceeds for general corporate purposes, including expanding and diversifying our products and services.
      We may also use a portion of the net proceeds to acquire complementary businesses, products and technologies, although we have no current agreements or commitments to do so. Pending these uses, we intend to invest the net proceeds of this offering in short-term money-market and money-market equivalent securities.
DIVIDEND POLICY
      We have never declared or paid cash dividends on our capital stock. We do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents, restricted cash, short-term investments and capitalization as of December 31, 2004 on a pro forma as adjusted basis to reflect the sale of                      shares of our common stock offered by us in this offering at an assumed initial public offering price of $          per share, the midpoint of the estimated price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses payable by us.
      The outstanding share information excludes:

•	shares of our common stock issuable upon the exercise of stock options outstanding as of December 31, 2004 under our 2000 Stock Option Plan, shares issuable pursuant to outstanding awards under the 2004 Restricted Stock Plan as of December 31, 2004 and shares issuable pursuant to outstanding awards under the 2003 Restricted Stock Deferral Plan for Outside Directors as of December 31, 2004; and

•	shares available for future issuance under our 2000 Stock Option Plan, shares available for future issuance under our 2004 Restricted Stock Plan and shares available for future issuance under our 2003 Restricted Stock Deferral Plan for Outside Directors as of December 31, 2004.
      This table should be read in conjunction with “Selected Consolidated Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31,
	2004

		As
		Adjusted
		for this
	Actual	Offering

	(in thousands)
Cash and cash equivalents	$61,199	$

Restricted cash	18,421	18,421

Short-term investments	5,700	5,700

Current portion of revolving credit facility(1)	12,000	—

Long-term portion of revolving credit facility	13,000	—

Shareholders’ equity(2):
Preferred Stock, $0.01 par value per share, no shares authorized, issued or outstanding, actual; 25,000,000 shares authorized and no shares issued or outstanding, as adjusted for this offering	—	—
Common Stock, $0.01 par value per share, no shares authorized, issued or outstanding and undesignated, actual; shares authorized and shares issued and outstanding, as adjusted for this offering(3)	—
Class A, Series 1 common stock, $0.01 per value per share, 22,900,638 shares authorized; 11,450,319 shares issued and outstanding, actual; shares authorized and shares issued and outstanding, as adjusted for the recapitalization and this offering	115
Class A, Series 2 common stock, $0.01 par value per share, 300,000,000 shares authorized, 206,146,905 shares issued and 200,009,670 shares outstanding, actual; shares authorized and shares issued and outstanding, as adjusted for the recapitalization and this offering	2,061
Treasury stock, at cost	(5,541)	(5,541)
Additional paid-in capital	53,484
Deferred stock compensation	(6,087)	(6,087)
Retained earnings	71,172	71,172
Accumulated other comprehensive income	34,527	34,527

Total shareholders’ equity	149,731

Total capitalization	$174,731	$

(1)	This amount was repaid in full in January 2005.

(2)	In connection with our recapitalization, effective upon the closing of this offering, we will amend our charter and bylaws to authorize the creation of a new class of common stock and preferred stock, and effect a for 1 reverse stock split of our outstanding shares of Class A common stock. For a description of our recapitalization, see “Organization and Recapitalization”.

(3)	In November 2004, we exercised the mandatory redemption option and redeemed all 11,450,319 shares of Class B redeemable common stock. Until the effectiveness of our recapitalization, these shares hold the status of undesignated shares of common stock.

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book value per share of common stock upon the completion of this offering.
      The following information is presented on a pro forma basis reflecting the recapitalization and the creation of a new class of common stock, which together with our Class A common stock, we refer to as common stock. The recapitalization is described in greater detail under the heading “Organization and Recapitalization”.
      The table below illustrates per share dilution to new investors, beginning with pro forma net tangible book value per share. We determined pro forma net tangible book value per share by dividing the pro forma net tangible book value (total book value of tangible assets less total liabilities) by the pro forma number of shares of common stock outstanding as of December 31, 2004. Our pro forma net tangible book value as of December 31, 2004 equaled $63.7 million, or $          per share of common stock.
      After giving effect to the sale of shares of common stock to be sold in this offering at an assumed initial public offering price of $          per share, as specified above, and after deducting the estimated underwriting discount and offering expenses payable by us, our pro forma net tangible book value as adjusted, as of December 31, 2004, would have equaled approximately $           million, or $          per share of common stock. This represents an immediate increase in pro forma net tangible book value of $          per share to our existing shareholders and an immediate dilution in pro forma net tangible book value of $          per share to new investors of common stock in this offering. If the initial public offering price is higher or lower, the dilution to new investors will be greater or less, respectively. The following table illustrates this per share dilution to new investors purchasing our common stock in this offering:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2004	$
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma net tangible book value per share after this offering

Dilution per share to new investors	$	$

      The following table summarizes, as of December 31, 2004, the differences between our existing shareholders and new investors with respect to the number of shares of common stock issued by us, the total consideration paid and the average price per share paid. The calculations with respect to shares purchased by new investors in this offering reflect an assumed initial public offering price of $          per share, as specified above.

	Shares Purchased			Total Consideration			Average
Price Per
	Number	Percentage		Amount	Percentage		Share

Existing shareholders			%			%	$
New investors(1)

Total		100%		$	100%

(1)	If the underwriters exercise their option to purchase additional shares in full, the selling shareholders will sell an additional shares, and new investors will own % of our outstanding common stock.
      The preceding tables assume no issuance of shares of common stock under our stock plans after December 31, 2004. As of December 31, 2004,                      shares were subject to outstanding options under our 2000 Stock Option Plan at a weighted average exercise price of $           per share. Also, there were                      shares subject to outstanding awards under the 2004 Restricted Stock Plan and                      shares subject to outstanding awards under the 2003 Restricted Stock Deferral Plan for Outside Directors as of December 31, 2004. To the extent that these outstanding options are exercised or restricted shares are issued, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA
      The following tables present our selected consolidated financial data as of and for the dates and periods indicated. We derived the selected consolidated financial data set forth below for the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 from our consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We derived the selected consolidated financial data set forth below as of December 31, 2002, 2001 and 2000, for the year ended December 31, 2001, for the period from May 11, 2000 through December 31, 2000 and for the period from January 1, 2000 through May 10, 2000 from our audited consolidated financial statements, which are not included in this prospectus.
      The selected consolidated financial data, captioned as “Predecessor Company”, with respect to the period January 1, 2000 to May 10, 2000, reflects the financial statements of our predecessor, CPEX. Upon our formation on May  11, 2000, CPEX contributed all of its assets and liabilities to us. CPEX’s operations prior to our formation on May 11, 2000 qualify as a predecessor entity under regulations of the SEC and have therefore been included in our consolidated financial statements. We converted from a limited liability company to a corporation on June 15, 2001.
      Effective upon the closing of this offering, we will amend our charter and bylaws to simplify our capital structure and governance procedures. We describe the transactions that are part of our planned recapitalization under the heading “Organization and Recapitalization”.
      The historical results presented below are not necessarily indicative of the results to be expected for any future period. The following selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

						Predecessor
						Company

					Period from	Period from
					May 11, 2000	January 1, 2000
	Year Ended December 31,				through	through
					December 31,	May 10,
	2004	2003	2002	2001	2000	2000

	(in thousands, except for share and per share data)
Consolidated Statement of Income/(Loss) Data
Revenues(1):
Transaction fees, net(2)	$90,906	$81,434	$118,794	$63,526	$2,711	$—
Data services fees	9,691	7,742	5,141	2,589	—	—
Trading access fees	3,595	2,461	490	102	—	—
Other	4,222	2,109	1,065	646	—	—

Total revenues	108,414	93,746	125,490	66,863	2,711	—
Operating expenses:
Cost of hosting	1,279	1,715	3,962	2,245	766	—
Compensation and benefits	30,074	26,236	27,906	15,970	2,777	193
Professional services	14,523	15,138	15,876	8,301	2,695	—
Selling, general and administrative	13,120	12,398	12,425	6,365	1,102	391
Depreciation and amortization(3)	17,024	19,341	14,368	7,052	1,232	(12)

Total operating expenses	76,020	74,828	74,537	39,933	8,572	572

						Predecessor
						Company

					Period from	Period from
					May 11, 2000	January 1, 2000
	Year Ended December 31,				through	through
					December 31,	May 10,
	2004	2003	2002	2001	2000	2000

	(in thousands, except for share and per share data)
Operating income (loss)	32,394	18,918	50,953	26,930	(5,861)	(572)
Other income (expense), net	1,328	948	1,492	(385)	(331)	(23)

Income (loss) before income taxes	33,722	19,866	52,445	26,545	(6,192)	(595)
Income tax expense	11,773	6,489	17,739	10,748	—	—

Net income (loss)	$21,949	$13,377	$34,706	$15,797	$(6,192)	$(595)

Deduction for accretion of redeemable common stock(4)	—	(1,768)	(3,656)	(1,876)	—	—

Net income (loss) available to common shareholders	$21,949	$11,609	$31,050	$13,921	$(6,192)	$(595)

Earnings per common share (pro forma and actual)(5):
Basic and Diluted	$0.10	$0.05	$0.14	$0.12

Weighted average common shares outstanding (pro forma and actual)(5):
Basic	211,460,434	217,315,866	217,570,408	119,114,688
Diluted	212,248,312	218,558,834	219,400,380	119,495,156

(1)	We generate revenues from related parties in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the years ended December 31, 2004, 2003 and 2002, see our consolidated statements of income and note 11 in our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Sources of Revenues — Transaction Fees.”

(3)	Our chief executive officer purchased CPEX in October 1997, which resulted in negative goodwill of $266,000 and a writedown of property and equipment. The negative amounts of depreciation and amortization expense during the period from January 1, 2000 through May 10, 2000 primarily relate to the amortization of the negative goodwill in excess of the depreciation of property and equipment. In connection with our acquisition of the IPE in June 2001, we amortized $1.7 million in goodwill and indefinite-lived other intangible assets during the year ended December 31, 2001. We did not record any amortization expense on these assets, in accordance with the accounting standards, subsequent to 2001.

(4)	We redeemed all of our Class B redeemable common stock on November 23, 2004 at a price of $5.895 per share, for aggregate consideration of $67.5 million. Upon its issuance on June 18, 2001, we recorded our Class B redeemable common stock at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

(5)	We have presented our data for the year ended December 31, 2001 on a pro forma basis as if our conversion from a limited liability company to a corporation, which occurred on June 15, 2001, had occurred on January 1, 2001. For more details of this conversion, see the description under the heading “Organization and Recapitalization”. The share and per share data for the years ended December 31, 2004, 2003 and 2002 are based on actual historical data.

	As of December 31,

	2004	2003	2002	2001	2000

	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents(1)	$61,199	$44,913	$33,627	$25,610	$9,485
Short-term investments	5,700	12,000	4,000	—	—
Restricted cash and restricted short-term investments(1)(2)	18,421	36,797	8,876	8,157	—
Total current assets	100,042	105,893	60,841	46,814	13,234
Property and equipment, net	19,364	25,625	32,843	18,567	9,104
Goodwill and other intangible assets, net	86,075	81,448	73,950	67,727	—
Total assets	207,518	214,879	170,053	134,957	22,357
Total current liabilities	34,440	17,917	17,603	30,023	5,183
Revolving credit facility — current and long-term(1)	25,000	—	—	—	—
Related-party notes payable — current and long-term	—	—	—	16,201	15,540
Obligations under capital leases — current and long-term	482	2,130	2,656	1,306	—
Class B redeemable common stock(1)	—	67,500	65,732	62,076	—
Shareholders’ and members’ equity(2)	149,731	118,776	75,981	34,770	1,634

(1)	The redemption of the Class B redeemable common stock occurred in November 2004, which resulted in an $18.5 million reduction in cash and cash equivalents, a $24.0 million reduction in restricted short-term investments, a $25.0 million increase in current and long-term debt and a corresponding $67.5 million reduction in Class B redeemable common stock.

(2)	We early adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities”, during 2003 which resulted in the consolidation of a variable interest entity and an increase in restricted short-term investments and a corresponding increase in additional paid-in capital for $24.0 million.

	Year Ended December 31,

	2004	2003	2002	2001(1)

	(in thousands, except for percentages)
Operating Data:
Our Market Share of Selected Key Products:
Total crude oil futures contracts traded globally	78,477	69,450	67,173	55,926
IPE Brent Crude oil futures contracts traded	25,458	24,013	21,493	18,395
Our crude oil futures market share(2)	32.4%	34.6%	32.0%	32.9%

Total cleared Henry Hub natural gas contracts traded on us and NYMEX-ClearPort	22,308	6,869	1,170	—
Our cleared Henry Hub natural gas contracts traded	16,954	4,512	792	—
Our market share — cleared Henry Hub natural gas vs. NYMEX-ClearPort(3)	76.0%	65.7%	67.7%	—%

Total cleared PJM financial power contracts traded on us and NYMEX-ClearPort	1,256	149	—	—
Our cleared PJM financial power contracts traded	1,022	6	—	—
Our market share — cleared PJM financial power vs. NYMEX-ClearPort(4)	81.4%	4.0%	—%	—%

Our Average Daily Trading Fee Revenues(5):

Our futures business average daily exchange fee revenues	$179	$158	$125	$92
Our bilateral OTC business average daily commission fee revenues	80	112	330	194
Our cleared OTC business average daily commission fee revenues	94	24	5	—

Our total average daily commission fee and exchange fee revenues	$353	$294	$460	$286

Our Trading Volume(6):

Annual futures volume	35,541	33,341	30,441	26,423
Futures average daily volume	140	132	121	104
Annual OTC volume	30,978	24,270	44,005	24,881
OTC average daily volume	123	97	175	99

(1)	Information for 2001 for our futures business reflects trading activity for the entire year, including trading activity that occurred prior to our acquisition of the IPE in June 2001.

(2)	Our crude oil futures market share is calculated based on the number of IPE Brent Crude futures contracts traded as compared to the total IPE Brent Crude futures contracts and NYMEX Light Sweet Crude and Dublin Brent Crude futures contracts traded.

(3)	Our cleared Henry Hub market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared Henry Hub natural gas contracts traded as a percentage of the total IntercontinentalExchange cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.

(4)	Our cleared PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared PJM financial power contracts traded as a percentage of the total IntercontinentalExchange cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power trading hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and our PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM financial power contracts traded is derived from the Futures Industry Association.

(5)	Represents the total commission fee and exchange fee revenues for the year divided by the number of trading days during that year.

(6)	Volume is calculated based on the number of contracts traded in our markets, or the number of round turn trades. Each round turn represents a matched buy and sell order of one contract. Average daily volume represents the total volume, in contracts, for the year divided by the number of trading days during that year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including those set forth under the heading “Risk Factors” and elsewhere in this prospectus. The following discussion is qualified in its entirety by, and should be read in conjunction with, the more detailed information contained in our “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Overview
      We operate the leading global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. Our marketplace brings together buyers and sellers of derivatives and physical energy commodities contracts through our leading, Internet-based electronic trading platform. We operate our business in two distinct markets: futures markets and OTC markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and financial settlement based on the prices of underlying commodities. During 2004, 35.5 million contracts were traded in our futures markets and 31.0 million contracts were traded in our OTC markets, up 6.6% from 33.3 million futures contracts traded in 2003 and up 27.6.% from 24.3 million OTC contracts traded in 2003.
      For financial reporting purposes, our business is comprised of two segments: our futures business segment and our OTC business segment. Our futures business segment consists of trade execution in futures contracts and options on futures contracts, which we conduct through our subsidiary, the IPE. We presently offer futures trading both on our electronic platform and on our open-outcry trading floor. We recently announced our intention to close our open-outcry trading floor in London on April 7, 2005. Thereafter, all of our futures trading will be conducted exclusively on our electronic platform. We made this decision to maintain and enhance our competitive position in our futures markets, and to take advantage of the increasing acceptance and adoption of electronic trading. Our OTC business segment consists of trade execution in OTC energy contracts conducted exclusively on our electronic platform and the provision of trading-related services, including OTC electronic trade confirmation and OTC risk management functionality. As part of both our futures and OTC business segments, we also offer a variety of market data services.
      We have experienced rapid growth in our revenues, net income and operating cash flow since trading commenced on our electronic platform in August 2000. Our consolidated revenues grew to $108.4 million for the year ended December 31, 2004 from $2.7 million for the combined year ended December 31, 2000. Our consolidated net income increased to $21.9 million for the year ended December 31, 2004 from a net loss of $6.8 million for the combined year ended December 31, 2000. Our consolidated net cash flows from operating activities grew to $40.2 million in net cash provided by operating activities for the year ended December 31, 2004 from $2.9 million in net cash used in operating activities for the combined year ended December 31, 2000.
Corporate Structure and Ownership
      In 1997, Jeffrey C. Sprecher, our founder, chairman and chief executive officer, acquired Continental Power Exchange, Inc., or CPEX, our predecessor company, to develop a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. In May 2000, our company was formed, and CPEX contributed all of its assets to us, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In connection with our formation, seven leading wholesale commodities market participants, which we refer to as our Initial Shareholders, acquired equity interests in our company and entered into order flow agreements with us. In November 2000, six leading natural gas and power companies, which we refer to as the Gas and Power Firms, acquired equity interests in our business, entered into order flow agreements with us and made a $30.0 million cash payment to us. The following firms are our Initial Shareholders: BP Exploration and Oil, Inc., Deutsche

Bank Sharps Pixley Inc., The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., S T Exchange Inc. (an affiliate of Royal Dutch Shell), Société Générale Financial Corporation and Total Investments USA Inc. (an affiliate of Total). The Gas and Power Firms that are currently shareholders are affiliated with the following firms: American Electric Power Company, Duke Energy, El Paso Energy Partners and Mirant. Two additional Gas and Power Firms, Aquila and Reliant, are no longer shareholders. The order flow agreements committed the Initial Shareholders and the Gas and Power Firms to execute minimum annual volumes of transactions on our electronic platform. These order flow agreements expired between 2002 and 2003. See “— Sources of Revenues — Transaction Fees” and “Certain Relationships and Related Transactions”.
      On June 18, 2001, we expanded our marketplace to include futures trading by acquiring IPE Holdings Plc, the owner of the IPE, in a share-for-share exchange. At that time, the IPE was operated predominantly as a floor-based open-outcry exchange. In connection with this acquisition, we converted from a limited liability company, IntercontinentalExchange LLC, to our present corporate form by merging into IntercontinentalExchange, Inc., a Delaware corporation and the surviving entity of the merger. In connection with the acquisition, we issued 11,450,319 Class A1 shares and 11,450,319 Class B redeemable shares to the IPE shareholders in return for their shares in the IPE. The Class B redeemable shares were subject to redemption at $5.895 per share under certain circumstances related to the IPE’s benchmark contracts being traded exclusively on our electronic platform for a period of time. In November 2004, we amended our charter to permit early redemption of the Class B redeemable shares at $5.895 per share, and redeemed all 11,450,319 Class B redeemable shares for an aggregate redemption price of $67.5 million.
      Effective upon the closing of this offering, we will amend our charter and bylaws to create a new class of common stock, which we refer to as new common stock, and we will grant conversion rights to our holders of Class A1 shares and Class A2 shares, which will permit them to convert their shares into shares of new common stock, subject to such conditions as our board deems appropriate. In our amended charter, we also intend to authorize a reverse stock split to reduce the number of outstanding Class A1 shares and Class A2 shares. For a detailed discussion of our recapitalization, please refer to “Organization and Recapitalization” elsewhere in this prospectus.
Our Business Environment
      Trading activity in global derivatives markets has risen in the past decade as the number of available trading products and venues has increased. This, in turn, has enabled a growing number and range of market participants to access these markets. As energy markets began to deregulate in the early 1990’s, new derivatives products were developed to satisfy the increasing demand for energy risk management tools and investment strategies. The range of derivative energy products has expanded to include instruments such as futures, forwards, swaps, differentials, spreads and options. Volume growth in both our futures markets and our OTC markets has been driven by steadily increasing demand for these contracts and our ability to provide liquidity in the markets for these products.
      Our business is primarily transaction-based, and changes in trading volumes have a direct impact on our business and profitability. Trading volumes are driven primarily by the degree of volatility in commodities prices. Higher price volatility increases the need to hedge contractual price risk and creates opportunities for arbitrage or speculative trading. In addition to price volatility, changes in global energy prices, such as those experienced in recent years in crude oil, can have a significant impact on our trading volumes. While our trading volumes and transaction fees decreased in our OTC business segment in 2003 from the levels in 2002, following a period of reduced liquidity in the OTC markets, our trading volumes and transaction fees increased in our futures business segment during the same period. Trends in our trading volumes and transaction fees have also been driven by varying levels of liquidity both in our markets and in the broader markets for energy commodities trading, which influence trading volumes across all of the markets in which we operate. Our trading volumes in our futures business segment may also be affected by our decision to close our open-outcry trading floor.

      The futures markets are highly regulated and offer trading of standardized contracts. The futures markets are also more structured and mature than the institutional markets for OTC energy trading. According to the Futures Industry Association, the number of energy futures contracts traded in 2004 was 243.5 million, up from 68.7 million contracts traded in 1995, representing an average compounded growth rate of 15.1% per annum. In our futures business segment, rising demand for, among other things, risk management instruments in the energy sector has driven record trading volumes for seven consecutive years.
      Unlike the futures markets, the OTC markets generally involve limited regulation and offer customization of contract terms by counterparties. While the OTC markets are maturing, contracts traded in the OTC markets generally remain less standardized than the futures markets and the markets generally have been characterized by opaqueness and fragmentation of liquidity. We have introduced a number of structural changes to OTC markets to increase both transparency and liquidity, including the introduction of our electronic platform, cleared OTC contracts and transaction-based indices.
      In our OTC business segment, we experienced rapid growth in trading volumes through the middle of 2002. Beginning in mid-2002, however, the North American OTC markets experienced a dramatic decline in liquidity and trading volumes following highly publicized problems involving energy companies, including widespread credit downgrades, investigations by the Department of Justice, the Federal Energy Regulatory Commission and the Federal Trade Commission, relating to alleged manipulative trading and price reporting practices, misstatements of financial results, and other matters. As a result of the foregoing, several significant market participants reduced or eliminated their energy trading operations near the end of 2002. While trading volumes in our OTC markets declined to 24.3 million contracts in 2003 from 44.0 million contracts in 2002, primarily as a result of these events, we experienced a 9.5% increase from 2002 to 2003 in trading volumes in our futures markets, partially as a result of some participants migrating their trading to the more regulated futures markets.
      As a result of these events, participants in the OTC markets became increasingly focused on managing counterparty credit risk and trading for hedging needs, rather than speculation or arbitrage. As the credit quality of trading counterparties and the overall credit environment improved during late 2003 and new risk management tools were introduced, participants began to increase their activity in the OTC markets. With the introduction of cleared OTC contracts, the market began to experience an influx of new OTC market participants. Financial services companies, such as financial institutions, hedge funds and proprietary trading firms began entering the OTC markets in increasing numbers due to the introduction of new bilateral and cleared trading products, electronically available markets, risk management tools, increased price volatility, and the availability of experienced energy traders displaced from merchant energy companies.
      We launched the industry’s first cleared OTC energy contracts in March 2002, which reduced the amount of capital required to trade and the credit risk associated with bilateral OTC trading by interposing an independent clearinghouse as a counterparty to trades in these new contracts. Clearing through a central clearinghouse offers market participants the ability to cross-margin, which generally lowers the amount of capital participants are required to post. As a result of the introduction of OTC clearing, the addition of new participants and an improved credit environment in the markets for energy commodities trading, our OTC markets experienced steady growth in 2004, although still below the record trading volumes experienced in 2002. Trading volumes in our OTC markets increased 27.6% to 31.0 million contracts in 2004 from 24.3 million contracts in 2003. This trend of volume growth has continued from 2004 into the first quarter of 2005.
      We believe that the long-standing move toward electronic trade execution, together with the lower barriers to entry for new market participants and the increased adoption of energy commodities as an investable asset class, will support continued growth in our markets. As participants continue to use more sophisticated financial instruments and risk management approaches and strategies to help manage their exposure to energy commodities, we believe there remains considerable opportunity for further growth in energy derivatives trading on a global basis.

Variability in Quarterly Comparisons
      In addition to general conditions in the financial markets and in the energy markets in particular, energy trading has historically been subject to variability in trading volumes due primarily to five key factors. These factors include geopolitical events, weather, perceived supply and demand imbalances in underlying energy commodities, the number of trading days in a quarter and seasonality.

•	Geopolitical Events: Geopolitical events tend to impact global oil prices and may impact global oil supply. Because crude oil prices often move in conjunction with changes in the perception of geopolitical risk, these events in the past have impacted trading activities in our markets due to the increased need for risk management in times of uncertainty.

•	Weather: Weather events have been an important factor in energy price volatility and the supply and demand of energy commodities and, therefore, the trading activities of market participants. Unexpected or extreme weather conditions, such as low temperatures or hurricanes, and other events that cause demand increases, supply disruptions or unexpected volatility tend to result in business disruptions and expanded hedging and trading activity in our markets.

•	Real and Perceived Supply and Demand Imbalances: Government agencies, such as the Energy Information Agency, regularly track energy supply data. Reporting on supply or production may impact trading volumes due to real or perceived supply and demand imbalances.

•	Number of Trading Days: The variability in the number of business days in each quarter affects our revenues, and will affect quarter-to-quarter revenue comparisons, since trading generally only takes place on business days.

•	Seasonality: Participants engaged in oil, natural gas and power businesses tend to experience moderate seasonal fluctuations in demand, although such seasonal impacts have been negated in periods of high volume trading.
      These and other factors could cause our revenues to fluctuate from quarter to quarter. These fluctuations may affect the reliability of quarter to quarter comparisons of our revenues and operating results when, for example, these comparisons are between quarters in different seasons. Inter-seasonal comparisons will not necessarily be indicative of our results for future periods.
Segment Reporting
      For financial reporting purposes, our business is divided into two segments: our futures business segment and our OTC business segment. For a discussion of these segments and related financial disclosure, refer to note 15 to our consolidated financial statements and related notes included elsewhere in this prospectus.

Our Futures Business Segment
      We conduct our futures business through our subsidiary, the IPE. The IPE operates as a RIE in the United Kingdom, where it is regulated by the FSA. The IPE was founded in 1980 as a traditional open-outcry exchange by a group of leading energy and trading companies. All futures and options trades executed in our futures markets are cleared by LCH.Clearnet. Only exchange members may execute trades in our futures markets, for their own or their clients’ account. Members and their participants include many of the world’s largest energy companies and leading financial institutions. We do not risk our own capital by engaging in any trading activities or by extending credit to market participants.
      We currently offer futures trading both on our electronic platform and on our open-outcry trading floor. We recently announced our intention to close our open-outcry trading floor on April 7, 2005 in London. Thereafter, all of our futures trading will be conducted exclusively on our electronic platform. Our decision was made to take advantage of the increasing acceptance and adoption of electronic trading and to maintain and enhance our competitive position in our futures markets. See “Business — Recent Developments”.

      We expect to achieve cost savings ranging from $5.0 million to $8.0 million per annum on an ongoing basis in connection with our decision to close the trading floor. These cost savings primarily relate to reduced compensation and benefits expenses, rent and occupancy expenses and selling, general and administrative expenses. However, in the near term, any cost savings will be offset by a charge we expect to take primarily in the second quarter of 2005 ranging from $6.0 million to $9.0 million in connection with expenses we expect to incur as part of the closure of the open-outcry trading floor and full migration of futures trading to our electronic platform. These expenses primarily include lease termination costs, employee termination costs and property and equipment disposals relating to our open-outcry trading floor. Furthermore, because our electronic platform can accommodate substantially greater trading volumes, and the cost of operating our platform is largely fixed, we expect to benefit from increased operating leverage in our futures business.
      We offer market participants trading in two types of instruments in our futures markets:

•	Futures: A futures contract is a standardized contract to buy or sell a specified quantity of an underlying asset during a particular month.

•	Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) an underlying futures contract at a price determined at the time of execution of the option.
      Our IPE Brent Crude futures contract is a benchmark contract relied upon by certain large oil producing nations to price their crude oil. In 2004, on an average trading day, futures contracts for approximately 100 million barrels of Brent Crude are traded in our markets, with an average notional daily value of over $3.7 billion. We believe that market participants are increasingly relying on this contract for their risk management activities, as evidenced by steady increases in traded volumes over the past several years.
      Following our acquisition of the IPE in June 2001, we made significant modifications to adapt our electronic trading platform to the technical, regulatory and clearing requirements of regulated futures and options trading. Since 2002, we have progressively transitioned our futures markets toward electronic trading. In November 2004, we closed the morning session for floor-based trading in the IPE Brent Crude futures contract and began offering trading in that contract exclusively on our electronic platform during that session. From November 1, 2004 through February 28, 2005, electronic trading has represented an average of 26.9% of overall IPE Brent Crude futures trading volume.

      The following table presents, for the periods indicated, selected statement of income data in dollars and as a percentage of revenues for our futures business segment:

	Year Ended December 31,

	2004	%	2003	%	2002	%

	(dollar amounts in thousands)
Revenues:
Transaction fees, net(1):
IPE Brent Crude futures	$32,176	57.6%	$28,497	58.0%	$22,092	57.9%
Other futures products and options	13,323	23.9	11,463	23.3	9,445	24.8
Data services fees	6,319	11.3	6,292	12.8	5,073	13.3
Intersegment fees	353	0.6	79	0.2	—	—
Trading access fees	1,224	2.2	762	1.5	395	1.0
Other	2,465	4.4	2,080	4.2	1,140	3.0

Total revenues	55,860	100.0	49,173	100.0	38,145	100.0

Operating expenses:
Selling, general and administrative expenses	23,823	42.6	22,681	46.1	20,809	54.6
Intersegment expenses(2)	7,530	13.5	4,735	9.6	62	0.2
Depreciation and amortization	2,415	4.3	2,117	4.3	962	2.5

Total operating expenses	33,768	60.5	29,533	60.1	21,833	57.2

Operating income	22,092	39.5	19,640	39.9	16,312	42.8
Other income, net	1,927	3.4	1,133	2.3	1,002	2.6
Income tax expense	8,407	15.1	7,270	14.8	6,060	15.9

Net income	$15,612	27.9%	$13,503	27.5%	$11,254	29.5%

(1)	Our transaction fees are presented net of rebates. For a discussion of these rebates, see “— Sources of Revenues — Transaction Fees”. We generate revenues from related parties in the ordinary course of our business. Revenues attributable to related parties were $6.4 million, $5.5 million and $9.2 million for the years ended December 31, 2004, 2003 and 2002, respectively. For a discussion of our related parties, see note 11 in our consolidated financial statements, which are included elsewhere in this prospectus.

(2)	Intersegment expenses represent fees paid by our futures business segment for support provided by the OTC business segment to operate the electronic trading platform used in our futures business.
      In our futures business segment, we earn fees from both parties to each futures contract or option on futures contract that is traded, based on the volume of the commodity underlying the futures or option contract that is traded. In our futures business, we refer to these fees as exchange fees. We derived exchange fees of $45.5 million, $40.0 million and $31.5 million in 2004, 2003 and 2002, respectively, representing 42.0%, 42.6% and 25.1%, respectively, of our consolidated revenues. A contract is a standardized quantity of the physical commodity underlying each futures contract. For example, the IPE Brent Crude futures contract trades in a contract size of 1,000 net barrels, or 42,000 U.S. gallons of Brent Crude.
      The following table presents the underlying commodity size per futures and options contract traded in our futures markets as well as the relevant standard of measure for each contract:

IPE Futures Contract	Size	Measure

IPE Brent Crude	1,000	Barrels
IPE Gas Oil	100	Metric Tonnes
IPE Natural Gas	1,000	Therms per day
IPE Electricity	1	Megawatt Hours

IPE Options Contract	Size	Measure

IPE Brent Crude options	1	IPE Brent futures contracts
IPE Gas Oil options	1	IPE Gas Oil futures contracts
      The following table presents, for the periods indicated, trading activity in our futures markets for commodity type based on the total number of contracts traded:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Number of contracts traded:
IPE Brent Crude futures	25,458	24,013	21,493
IPE Gas Oil futures	9,356	8,430	8,156
Other(1)	727	898	792

Total	35,541	33,341	30,441

(1)	Consists primarily of IPE Natural Gas futures, IPE Brent Crude options and IPE Gas Oil options.
      The following chart presents the futures exchange fee revenues by contract traded in our markets for the periods presented:

      The following table presents our average daily open interest for our futures contracts. Open interest is the number of contracts (long or short) that a member holds either for its own account or on behalf of its clients. Open interest refers to the total number of contracts that are currently open — in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment. The level of open interest in a contract is often considered a measure of the strength of an exchange’s competitive position in that contract. In general, the higher the level of open interest, the greater the extent it is being used as a hedging and risk management tool. Open interest is also a measure of the health of a market both in terms of the number of contracts which members and their clients continue to hold in the particular contract and by the number of contracts held for each contract month listed by our exchange.

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Open Interest (in contracts):
IPE Brent Crude futures	336	299	260
IPE Gas Oil futures	164	148	191
Other(1)	35	43	54

Total	535	490	505

(1)	Consists primarily of IPE Natural Gas futures, IPE Brent Crude options and IPE Gas Oil options.
      We charge exchange fees to the IPE’s 32 clearing members for contracts traded for their own account and for contracts traded on behalf of their participants or local traders. As the IPE’s operations are currently centered in London, we consider all revenues derived from exchange fees to be generated in the United Kingdom. We also provide market data services in our futures business segment based on trading volumes and prices in our futures markets. Some indication of the geographical dispersal of the IPE’s external participants can be discerned from the location of the market data terminals through which our futures data is distributed. Of the approximately 19,000 terminals through which our futures data is distributed, 51.2% are located in Europe, 42.0% in North America and the remaining 6.8% are located primarily in Asia.
      The revenues generated in our futures business are denominated in pounds sterling, which is the functional currency of the IPE and related U.K. subsidiaries. We translate these revenues and expenses into U.S. dollars using the average exchange rates for the reporting period. Gains and losses from foreign currency transactions are included in other income (expense) in our consolidated statements of income. We may experience substantial gains or losses from foreign currency transactions given the significant operations of our futures business segment. We record any translation adjustments in accumulated other comprehensive income, a separate component of shareholders’ equity.

Our OTC Business Segment
      Our OTC business segment consists primarily of the operation of global OTC commodities markets on our electronic platform. We offer market participants a wide selection of derivative contracts, as well as contracts for physical delivery of commodities, to satisfy their trading objectives, whether they relate to risk management, asset allocation, ensuring physical delivery of select commodity products, speculation or arbitrage. A substantial portion of the trading volume in our OTC business segment relates to approximately 15-20 highly liquid contracts in natural gas, power and oil. In addition, we offer trading in a wide range of complementary “niche” products that are customized to specific market requirements and preferences.
      The OTC products available for trading in our markets fall into the following general contract types:

•	Forwards and Swaps: Forwards are individually negotiated agreements between two parties to deliver a specified quantity of an underlying asset, on a specified date, and at a specified location. Swaps are financially settled derivative contracts through which counterparties exchange or “swap” risk of two different assets with differing risk and performance profiles.

•	Differentials and Spreads: Differentials, or basis swaps, are contracts that allow counterparties to “swap” delivery (or the financial equivalent of delivery) of a commodity between two different delivery points. Spreads are the simultaneous purchase and sale of forward or swap contracts for different months, different commodities or different grades of the same commodity.

•	Options: Options are contracts that convey to the buyer the right, but not the obligation, to require the seller to make or take delivery of a stated quantity of a specified commodity at a specified price.
      Our most liquid and actively traded OTC markets include contracts that can be traded bilaterally or cleared at the participant’s option. In order to provide participants with access to centralized clearing and settlement, we launched the industry’s first cleared natural gas and global oil contracts in the OTC markets in March 2002, followed by our first cleared OTC power contracts in November 2003. Our participants, representing many of the world’s largest energy companies and leading financial institutions, as well as hedge funds, proprietary trading firms, and natural gas and electric utilities, rely on our platform for price discovery, hedging and risk management. Unlike the futures market, the OTC market does not have an exchange membership structure.
      Revenues in our OTC business segment are generated primarily through commission fees earned from trades, and from the provision of OTC market data and electronic trade confirmation services. While we charge a monthly minimum commission fee for access to our electronic platform, we derive a substantial portion of our OTC revenues from commission fees paid by participants for each trade that they execute or clear based on the underlying commodity volume. Commission fees are payable by each counterparty to a trade and, for bilateral trades, are generally due within 30 days of the invoice date. We do not risk our own capital by engaging in any trading activities or by extending credit to market participants.
      In addition to our commission fees, a participant that chooses to clear a trade must pay a fee to LCH.Clearnet for the benefit of clearing and another for the services of the relevant member clearing firm, or futures commission merchant. Consistent with our futures business, we derive no direct revenues from the clearing process and participants pay the clearing fees directly to LCH.Clearnet and the futures commission merchants. However, we believe that the introduction of cleared OTC contracts has attracted new participants to our platform, which has led to increased liquidity in our markets. We believe that the increase in liquidity has led to increased trading volumes in North American natural gas and power traded in our OTC markets. Transaction or commission fees derived from trading in cleared OTC contracts represent an increasing percentage of our total OTC revenues. In 2004, 2003 and 2002, these transaction fees represented 44.5%, 13.4% and 1.4% of our total OTC revenues, respectively, net of intersegment fees. We intend to continue to support the introduction of these products in response to the requirements of our participants.
      Trading participants located in North America accounted for 88.9% of our OTC commission fee revenues for 2004, trading participants located in Europe generated 6.0% of our OTC commission fee revenues for 2004, and the remaining 5.1% represents trading participants located primarily in Asia. We derived commission fees for OTC trades executed on our electronic platform of $43.5 million, $34.2 million and $84.0 million in 2004, 2003 and 2003, respectively, or 40.2%, 36.5% and 66.9%, respectively, of our consolidated revenues. Our OTC commission rates vary by product and are based on the volume of the commodity underlying the contract that is traded.

      The following table presents, for the periods indicated, selected statement of income (loss) data in dollars and as a percentage of revenues for our OTC business segment:

	Year Ended December 31,

	2004	%	2003	%	2002	%

	(dollar amounts in thousands)
Revenues(1):
Transaction fees, net(2):
North American natural gas	$29,046	48.1%	$16,814	34.0%	$41,845	47.9%
North American power	9,462	15.7	5,739	11.6	22,255	25.5
Global oil	3,999	6.6	8,844	17.9	14,205	16.3
Other commodities markets	1,043	1.7	2,821	5.7	5,654	6.5
Electronic trade confirmation	789	1.3	165	0.3	39	—
Order flow agreements shortfall payments	1,068	1.8	7,091	14.4	3,259	3.7
Data services fees	3,372	5.6	1,450	2.9	68	0.1
Intersegment fees	7,530	12.5	4,735	9.6	62	0.1
Trading access fees	2,371	3.9	1,699	3.4	95	0.1
Other	1,757	2.9	29	0.1	(75)	(0.1)

Total revenues	60,437	100.0	49,387	100.0	87,407	100.0
Operating expenses:
Selling, general, administrative and hosting expenses	35,173	58.2	32,806	66.4	39,360	45.0
Intersegment expenses	353	0.6	79	0.2	—	—
Depreciation and amortization	14,609	24.2	17,224	34.9	13,406	15.3

Total operating expenses	50,135	83.0	50,109	101.5	52,766	60.4

Operating income (loss)	10,302	17.0	(722)	(1.5)	34,641	39.6
Other income (expense), net	(599)	(1.0)	(185)	(0.4)	490	0.6
Income tax expense (benefit)	3,366	5.6	(781)	(1.6)	11,679	13.4

Net income (loss)	$6,337	10.5%	$(126)	(0.3)%	$23,452	26.8%

(1)	We generate revenues from related parties in the ordinary course of our business. Related party revenues were $6.5 million, $6.7 million and $43.6 million for the years ended December 31, 2004, 2003 and 2002, respectively. For a discussion of our related parties, see note 11 in our consolidated financial statements, which are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. See “— Sources of Revenues — Transaction Fees”.

      The following tables present, for the periods indicated, the total volume of the underlying commodity and number of contracts traded in our OTC markets, measured in the units indicated in the footnotes:

	Year Ended December 31,

	2004	2003	2002

	(in millions)
Total Volume:
North American natural gas(1)	63,935	34,257	84,302
North American power(2)	1,153	575	2,230
Global oil(3)	926	1,667	2,439

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Number of contracts traded(4):
North American natural gas	25,574	13,703	33,721
North American power	1,700	848	3,363
Global oil	3,580	6,636	6,563
Other(5)	124	3,083	358

Total	30,978	24,270	44,005

(1)	Measured in million British thermal units, or MMBtu.
(2)	Measured in megawatt hours.
(3)	Measured in equivalent barrels of oil.
(4)	These OTC market volumes are converted into contracts based on the conversion ratios in the table below.
(5)	Consists of the North American emissions, North American weather, North American coal, North American natural gas liquids, European power, European gas, global precious metals and/or global base metals commodities markets.
     The following table presents the underlying commodity size for selected OTC contracts traded in our OTC markets as well as the relevant standard of measure for such contracts:

OTC Contract	Size	Measure

Financial gas	2,500	MMBtu
Physical gas	2,500	MMBtu
European gas	25,000	Therms per day
East power	800	Megawatt Hours per day
West power	400	Megawatt Hours per day
Crude oil	1,000	Barrels
Refined oil	100	Barrels
Precious metals	1,000	Ounces

      The following chart presents the OTC commission fee revenues by commodity traded in our markets for the periods presented:
      The following table presents our average daily open interest for our cleared OTC contracts:

	Year Ended
	December 31,

	2004	2003	2002

	(in thousands)
Open Interest (in contracts):
North American gas	533	131	39
North American power	117	—	—
Global oil	28	3	—

Total	678	134	39

      Our participants rely on our platform for price discovery, hedging of physical commodities and risk management and comprise a broad range of participant types. At December 31, 2004, we had over 660 trading participant firms in our OTC markets. The concentration of revenues derived in our OTC business segment from commercial users, including merchant energy companies, oil producers and utilities, decreased to 56.5% in 2004 from 79.4% in 2001 as a result of the entry of non-commercial participants into the markets for energy commodities trading. The fastest growing participant segment of our OTC commission revenues is the financial services sector, which includes financial institutions, hedge funds and proprietary trading firms. The entry of these market participants is largely the result of the availability of both electronically traded energy commodity contracts and cleared OTC contracts. See “Business — Our Participant Base”.
      We also offer trade confirmation and market data services through our electronic trade confirmation service and market data business, respectively. In April 2002, we began offering our electronic trade confirmation service for trades executed in OTC commodity markets. We do not expect fees from this service to be a significant source of revenues in the near term, although we believe that the availability of electronic trade confirmation attracts a broader range of market participants to our electronic platform, and increases the operational incentives for them to trade on our electronic platform. In November 2002, we launched our market data business in response to growing demand for objective, transparent and verifiable energy market data. Through our market data subsidiary, the 10x Group, or 10x, we generate market information and transaction-based indices based upon data derived from actual trades executed, and trade confirmations issued, in our marketplace.

Intersegment
      Our OTC business segment provides and supports the platform for electronic trading in our futures business segment. We determine the intercompany or intersegment fees to be paid by the futures business segment for using the electronic platform based on transfer pricing standards and independent documentation. Intersegment fees include charges for developing, operating, managing and supporting the platform for electronic trading in our futures business. The intersegment fees allocated to our futures business segment were $7.5 million, $4.7 million and $62,000 during 2004, 2003 and 2002, respectively. These intersegment fees have no impact on our consolidated operating results. We expect the structure of these intersegment fees to remain unchanged and expect that they will continue to have no impact on our consolidated operating results.
Sources of Revenues
      Our revenues are comprised of transaction fees, data services fees, trading access fees and other revenues.

Transaction Fees
      Transaction fees, including both futures exchange fees and OTC commission fees, have accounted for, and are expected to continue to account for, a substantial portion of our revenues. Transaction fees consist of:

•	exchange fees earned on futures transactions;

•	commission fees earned on OTC transactions;

•	electronic confirmation fees; and

•	shortfall payments made under our order flow agreements, which applied through the end of 2004.
      Transaction fees were $90.9 million, $81.4 million and $118.8 million in 2004, 2003 and 2002, respectively, and accounted for 83.9%, 86.9% and 94.7% of our consolidated revenues for 2004, 2003 and 2002, respectively. Transaction fees, net of intersegment fees, accounted for 82.0%, 81.4% and 82.7% of revenues generated by our futures business segment in 2004, 2003 and 2002, respectively, and accounted for 85.8%, 92.9% and 99.9% of revenues generated by our OTC business segment in 2004, 2003 and 2002, respectively. Transaction fees, except for shortfall payments, are recognized as revenues as services are provided. Transaction fees in our futures business segment are denominated in pounds sterling prior to translation and consolidation.
      In our futures business segment, we charge exchange fees to both the buyer and the seller in each transaction. In this segment, our exchange fees are calculated and collected by LCH.Clearnet on our behalf. Exchange fees are based on the number of contracts traded during each month multiplied by the commission rate. A change to either our commission rate or to the volume of contracts executed through our futures business directly affects the revenues of our futures business.
      Transaction fees in our futures business segment are presented net of rebates. We have granted trade rebates to local floor members to generate market liquidity. Under this arrangement, we rebate a percentage of the exchange fee for contracts bought and sold on our open-outcry trading floor on the same day for the same price. In addition, in November 2004, we implemented a two month fee rebate program when we transitioned the morning IPE Brent Crude futures session exclusively to our electronic platform. Under this program, we rebated to each member all exchange fees paid to execute trades in IPE Brent Crude futures contracts on our electronic platform during the morning session, as well as exchange fees paid to execute these contracts by certain local floor members trading on our open-outcry trading floor during our afternoon trading session. This program terminated on December 31, 2004. Trade rebates to local floor members amounted to $625,000,

$687,000 and $562,000 in 2004, 2003 and 2002, respectively. The rebate fees under the 2004 rebate program amounted to $2.3 million in the aggregate for the months of November and December 2004. While we do not currently have any plans to adjust our commission rates, we evaluate these rates on a regular basis.
      In our OTC business segment, we charge commission fees to both the buyer and the seller in each transaction executed on our platform. The commission fees are based on the underlying commodity volume of each product traded multiplied by the commission rate for that product. We also accept transactions that participants execute off-platform but wish to have processed for clearing. For these transactions, we charge both the buyer and seller, but at typically half the commission rate for on-platform execution. We calculate and collect commission fees from our customers directly, other than trades that are cleared through LCH.Clearnet, for which LCH.Clearnet performs the commission fee calculation and collection function. The transaction fees in our OTC business segment also include fees derived from our electronic trade confirmation service. We charge a standard fee across all products for each trade confirmation successfully submitted by a participant.
      Changes in the volume of contracts traded on our electronic platform and in our commission rates directly affect transaction fees in our OTC segment. Since launching our electronic platform in 2000, we have, in limited circumstances, adjusted our commission rates or waived our commissions with respect to certain products. We have, for example, waived commission fees on our WTI oil bullet swap contracts for the period from November 2004 through December 2005. We also reduced the commission rate charged in our global precious metal trading in June 2002 and continue to offer reduced commission rates. While we do not currently have any plans to make any adjustment to our commission rates, we continue to evaluate these rates on a regular basis.
      Transaction fees in our OTC business segment are presented net of rebates. We rebate a portion of the commission fees paid by certain market makers in the OTC market-maker program. In this program, certain participants agree to make a two-sided market (i.e., posting a simultaneous bid and offer) with respect to a particular contract at a specified price spread (the difference between the bid and offer). The OTC fee rebates to market makers amounted to $436,000, $283,000 and $325,000 in 2004, 2003 and 2002, respectively. The market-maker program also includes a monthly fee that we pay to certain participants that participate in this program. See “— Components of Expenses — Selling, General and Administrative”.
      In order to build and maintain liquidity in the products traded on our platform, we entered into order flow agreements with our Initial Shareholders upon our formation and the Gas and Power Firms in November 2000, in each case pursuant to which these parties committed collectively to provide a minimum aggregate amount of order flow. The commission rates for the Initial Shareholders and Gas and Power Firms under the order flow agreements were the same as the rates for all other participants on our electronic platform. If the volume traded in any period fell short of the agreed minimum, these parties were required to pay us a shortfall payment based on the additional commission revenues we would have earned had the minimum volume been met. We also entered into order flow commitments with seven companies during November 2001 to trade OTC European gas products on our electronic platform. We recognized order flow shortfall revenues of $1.1 million, $7.1 million and $3.3 million in 2004, 2003 and 2002, respectively. The order flow agreements with our Initial Shareholders and the Gas and Power Firms expired in 2002 and 2003, respectively, and the European gas order flow agreements expired in 2004. For a discussion of our order flow agreements with our Initial Shareholders and the Gas and Power Firms, please refer to “Certain Relationships and Related Transactions” and notes 1 and 12 to our audited consolidated financial statements and related notes included elsewhere in this prospectus.
      We have maintained liquidity following the expiration of all of our order flow agreements. We are currently not a party to any order flow agreements and do not intend to enter into order flow agreements in the future. We believe that the willingness of our previously committed order flow providers to continue to trade at current levels will be influenced by a variety of factors, including prevailing conditions in the commodities markets. We experienced a decline in our OTC global oil commission fee revenues following the expiration of certain order flow agreements in October 2002. While this may have been caused by a combination of factors relating to order flow, sales and marketing activities, market conditions and competition, we believe that we will be able to continue to attract trading in these markets in the future without order flow agreements.

      The following table presents, for the periods indicated, the commission fees that were required to be paid under the order flow agreements and the expiration dates of these agreements.

	Year Ended December 31,

	2004	2003	2002	Expiration Date

	(in thousands)
North American natural gas and power	$—	$6,000	$12,000	June 2003
Global oil	—	—	7,692	October 2002
Global precious metals	—	—	401	August 2002
European gas	1,075	1,303	2,691	December 2004

Total commission fees	$1,075	$7,303	$22,784

Data Services Fees
      We generate data services fees in both our futures and OTC business segments. Data services fees were $9.7 million, $7.7 million and $5.1 million in 2004, 2003 and 2002, respectively.
      In our futures business segment, data services fees consist of terminal fees and license fees that we receive from data vendors in exchange for the provision of real-time price information generated in our futures markets. We invoice these data vendors monthly for terminal fees based on the number of terminals that carry our futures market data. Each data vendor also pays an annual license fee to us. Annual license fee revenues are deferred and amortized ratably over the period to which they relate.
      In our OTC business segment, data services fees consist of subscription fees that we receive from market participants that subscribe to our data services through 10x. 10x has an exclusive license to use our OTC market data and publishes the 10x End of Day report on a monthly basis, as well as Market Price Validation curves, which are available to subscribers for a monthly subscription fee. 10x also markets real-time view only screen access to OTC markets and charges subscribers a fee that varies depending on the number of users and the markets accessed at each subscribing company. We invoice view only subscribers either on a monthly or annual basis. The revenues we receive from data services fees are deferred and amortized ratably over the period to which they relate.

Trading Access Fees
      Trading access fees are revenues generated from membership and system user fees charged to our futures exchange members and from minimum monthly commission fees charged to our OTC participants. We recorded trading access fees of $3.6 million, $2.5 million and $490,000 in 2004, 2003 and 2002, respectively.
      In our futures business, we generate revenue from IPE members from, among other things, annual membership and subscription fees and system user fees to IPE members who access our electronic platform. We recorded annual fees related to futures exchange membership, subscription fees and system user fees of $1.2 million, $762,000 and $395,000 in 2004, 2003 and 2002, respectively. We defer revenues derived from membership and subscription fees and amortize them ratably over the period to which they relate. We recognize revenues derived from system user fees as services are provided.
      In our OTC business segment, we charge monthly minimum commission fees to participants that are registered to trade OTC natural gas and power products on our electronic platform. For participants that are not active traders, the minimum commission fees are based on their historic trading activity and the number of users the participant firm has registered to trade on our platform. We recognize the difference between the monthly minimum commission fee for a given participant and the actual amount of commission fees generated by such participant for trading activity in that month as minimum commission trading access revenues. As of December 2004, of the 661 participant trading firms that had trading access to our platform, 211 participants were required to pay monthly minimum commission fees. From these participants, we recognized $2.4 million, $1.7 million and $95,000 in minimum commission trading access revenues during 2004, 2003 and 2002, respectively, relating to minimum commission trading shortfalls.

Other Revenues
      Other revenues primarily relate to revenues generated from training seminars, communication charges and equipment rentals, and licensing, service and technology development fees charged to CCX. We generated $4.2 million, $2.1 million and $1.1 million in other revenues in 2004, 2003 and 2002, respectively. We recognize revenues generated from training seminars and communication charges and equipment rentals as services are provided. We charge equipment rentals in advance and amortize the fee over the period to which it relates. We have been contracted to provide, design and service an electronic futures and OTC trading platform on behalf of CCX. CCX is a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. We invoice CCX for license and service fees monthly in advance of the period to which they apply. We recognize these fees as revenues as the services are provided, and we recognize technology development fees as revenues when the development work is completed and accepted by CCX. Our arrangement with CCX began in July 2003, and we recognized revenues of $1.7 million and $605,000 in 2004 and 2003, respectively, pursuant to our contractual relationship. For a discussion of this arrangement, see “Certain Relationships and Related Transactions”.
Components of Expenses

Cost of Hosting
      Cost of hosting primarily consists of hosting and participant network expenses. Cost of hosting expenses were $1.3 million, $1.7 million and $4.0 million in 2004, 2003 and 2002, respectively. Our hosting expenses include the amounts we pay for the physical facilities, maintenance and other variable costs associated with securely housing the hardware used to operate our electronic platform, as well as our redundant disaster recovery facility. Our participant network expenses include the amounts we pay to provide a participant with direct connectivity to our platform. Because our Internet-based electronic platform is highly scalable, we anticipate that the cost of hosting will remain relatively constant in the near term, even though we believe that we will continue to increase the number of participants trading on our electronic platform. Prior to 2003, we used a private network connection that did not have the scalability and cost efficiency associated with our current Internet-based platform. In addition, in early 2003, we began to maintain and support our information security system with internal resources. Prior to 2003, we outsourced our information security to a nationally recognized encryption technology company. By changing certain vendors and by transitioning our participant base to our Internet browser for access to our electronic platform, we have been able to reduce our participant network expenses while improving system performance, resulting in faster execution and increased system availability.

Compensation and Benefits
      Compensation and benefits expenses primarily consist of salaries, bonuses, payroll taxes, employer-provided medical and other benefit plan costs and recruiting costs. Compensation and benefits expenses were $30.1 million, $26.2 million and $27.9 million in 2004, 2003 and 2002, respectively. Substantially all of our employees are full-time employees. We capitalized and recorded as property and equipment a portion of our compensation and benefits costs for technology employees engaged in software development and enhancement to our electronic platform. We expect that our compensation and benefits expense will remain consistent with current levels as a percentage of total revenues due to additional employees associated with the growth of our business, partially offset by a reduction in our headcount due to the closure of our open-outcry trading floor.

Professional Services
      Professional services expenses primarily consist of outside legal, accounting and other professional and consulting services expenses. Professional expenses were $14.5 million, $15.1 million and $15.9 million in 2004, 2003 and 2002, respectively. We capitalized and recorded as property and equipment a portion of the costs associated with fees for technology consultants engaged in software development and enhancements to our electronic platform. We expensed the remaining portion of these fees in the month in which they were incurred. We engaged a number of consultants in our futures business segment to facilitate ongoing technology development, maintenance and support work in connection with the migration of trading of our futures contracts to our electronic platform and the support of the legacy systems used in the operation of the exchange floor. We reduced the number of consultants in our futures business segment during 2004 following the substantial completion of development relating to futures trading on our electronic platform and due to the replacement of consultants with permanent staff over the course of 2004.
      We incurred substantial accounting and legal fees in connection with external and internal audit functions, the regulatory and disciplinary functions of our futures markets, the negotiation of new clearing agreements with LCH.Clearnet and the ongoing legal fees associated with the NYMEX and EBS copyright and patent infringement litigation. As a public company, we will be subject to the requirements of the Sarbanes-Oxley Act of 2002, which may require us to incur significant expenditures in the near term to establish systems and hire and train personnel to comply with these requirements. In addition, as a public company, we expect to incur additional costs for external advisors such as legal, accounting and auditing fees, as well as additional marketing and investor relations expenses. Even with these additional public company expenses, we anticipate that professional services expenses will decrease in the current and future periods due to the reduction in consultants at the IPE and the reduction in legal fees at the conclusion of the NYMEX and EBS cases.

Selling, General and Administrative
      Selling, general and administrative expenses were $13.1 million, $12.4 million and $12.4 million in 2004, 2003 and 2002, respectively. Rent and occupancy expenses and marketing and market-maker expenses are the two major expense categories in selling, general and administrative expenses in 2004, 2003 and 2002.
      Rent and Occupancy Expenses. Rent and occupancy expenses were $4.1 million, $3.8 million and $3.2 million in 2004, 2003 and 2002, respectively. We currently lease office space in Atlanta, New York, Houston, Chicago, London, Singapore and Calgary. Our rent costs consist primarily of rent expense for these properties. See “Business — Property” for a discussion on our rental properties. Our occupancy expenses primarily relate to the use of electricity, telephone lines and other miscellaneous operating costs. As a result of our recent decision to close our open-outcry trading floor on April 7, 2005, we expect our rent and occupancy expenses will decrease in future periods.
      Marketing and Market-Maker Expenses. Marketing and market-maker expenses were $1.6 million, $1.2 million and $1.4 million during 2004, 2003 and 2002, respectively. Marketing expenses primarily consist of advertising, public relations and product promotion campaigns used to promote brand awareness as well as new and existing products and services. These expenses also include our participation in seminars, trade shows, conferences and other industry events. The level of marketing activity, and thus the amount of related expenses, may vary from period to period based upon management’s discretion and available opportunities.
      Market-maker expenses include fees we incur under our market-maker program. Under this program, we allow certain participants to execute trades on our platform at no charge and, beginning in 2004, paid them a monthly fee in exchange for their commitment to make markets on our platform within a specified price range for specific commodity markets. We recognized $778,000 in market-maker expenses in 2004. Such amounts are treated as expenses as we receive no fees from these market makers. As of February 2005, we maintained market-maker programs only in OTC oil bullet swaps.
      Other. Other costs include all selling, general and administrative costs not included in separate expense categories and primarily consist of insurance expense, hardware and software support expense, telephone and communications expense, corporate insurance expense, travel expense, meals and entertainment expense and dues, subscriptions and registration expense. We expect our selling, general and administrative expenses to increase slightly in absolute terms in future periods in connection with the growth of our business, partially offset by lower selling, general and administrative costs associated with closure of our open-outcry trading floor. As a percentage of total revenues, our selling, general and administrative expenses may decrease in future periods due to higher revenue growth.

Depreciation and Amortization
      Depreciation and amortization expenses were $17.0 million, $19.3 million and $14.4 million in 2004, 2003 and 2002, respectively. We depreciate and/or amortize costs related to our property and equipment, including computer and network equipment, software and internally developed software, office furniture and equipment and leasehold improvements. We compute depreciation expense using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the lease term or the estimated useful life of the assets, which range from three to seven years. Gains on disposal of property and equipment are included in other income, losses on disposals of property and equipment are included in depreciation expense and maintenance and repairs are expensed as incurred. In accordance with SFAS No. 142, beginning in 2002, we ceased amortizing goodwill and intangible assets with indefinite lives. We continue to amortize intangible assets with contractual or finite useful lives, in each case over the estimated useful life of five years.
      We capitalize costs, both internal and external, direct and incremental, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred in the application development phase are capitalized and amortized over the useful life of the software, for a period not to exceed three years.
      We amortize the licensing fees we pay to eSpeed for a non-exclusive license to use its patent related to an automated futures trading system in the United States over the period to which the license fees relate. We recognized $2.0 million, $2.0 million and $1.5 million of such amortization expense in 2004, 2003 and 2002, respectively. This patent expires in February 2007.
      We anticipate that depreciation and amortization expenses will decrease in the current and future periods due to certain property and equipment purchased in prior years becoming fully depreciated, the expiration of the eSpeed patent in February 2007 and lower computer hardware costs in the future due to declining costs of technology.

Other Income (Expense)
      We had other income of $1.3 million, $949,000 and $1.5 million in 2004, 2003 and 2002, respectively. Other income (expense) consists primarily of interest income and expense, as well as gains and losses on currency transactions.
      In our OTC business segment, we generate interest income from the investment of our cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments. Our OTC business segment strategy is to invest excess cash in short-term AAA-rated securities. In our futures business segment, we earn interest income on excess cash balances that primarily relate to money market deposits in the United Kingdom. Our futures business segment policy is to invest two-thirds of all our cash funds at no more than six banks with an IBCA credit rating of AAA or AA+, with no more than 50% at any one bank. Under this policy, the remaining one-third of all cash funds may be invested at no more than three additional banks with an IBCA rating of AA or above.
      Interest expense currently consists of interest from capitalized leases and interest on outstanding indebtedness under our revolving credit facility. Prior to repayment in November 2002, we also incurred interest expense on the related-parties notes payable.
      Other income (expense) also relates to gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or cash accounts held in U.S. dollars by our U.K. subsidiaries. We seek to manage our foreign exchange translation risk and exposure in part through converting our U.K. subsidiaries’ cash to investments denominated in U.S. dollars. However, because the functional currency of our U.K. subsidiaries is pounds sterling, we are subject to transaction gains and losses for the re-measurement of the U.S. dollar cash investments held by our U.K. subsidiaries due to foreign currency exchange rate fluctuations between periods.

Provision for Income Taxes
      We incurred income tax expenses of $11.8 million, $6.5 million and $17.7 million in 2004, 2003 and 2002, respectively. Our provision for income taxes consists of current and deferred tax provisions relating to federal, state and local taxes, as well as taxes related to foreign subsidiaries. We file a consolidated United States federal income tax return and file state income tax returns on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. Our foreign subsidiaries are based in the United Kingdom and we file separate local country income tax returns and take advantage of the United Kingdom’s group relief provisions when applicable. The difference between our actual income tax rate and our effective tax rate for a given fiscal period is primarily a reflection of the tax effects of our foreign operations, general business and tax credits, state income taxes and the non-deductibility of certain expenses. We have made provisions for U.S. income taxes on all undistributed earnings of our foreign subsidiaries as such earnings are not expected to be permanently reinvested.
Results of Operations

	Year Ended December 31,

	2004	2003	2002

	(in thousands, except for share and per share data)
Consolidated Statement of Income Data

Revenues:(1)
Transaction fees, net(2)	$90,906	$81,434	$118,794
Data services fees	9,691	7,742	5,141
Trading access fees	3,595	2,461	490
Other	4,222	2,109	1,065

Total revenues	108,414	93,746	125,490

Operating expenses:
Cost of hosting	1,279	1,715	3,962
Compensation and benefits	30,074	26,236	27,906
Professional services	14,523	15,138	15,876
Selling, general and administrative	13,120	12,398	12,425
Depreciation and amortization	17,024	19,341	14,368

Total operating expenses	76,020	74,828	74,537

Operating income	32,394	18,918	50,953
Total other income, net	1,328	948	1,492

Income before income taxes	33,722	19,866	52,445
Income tax expense	11,773	6,489	17,739

Net income	$21,949	$13,377	$34,706

Deduction for accretion of redeemable common stock(3)	—	(1,768)	(3,656)

Net income available to common shareholders	$21,949	$11,609	$31,050

Earnings per common share:
Basic and Diluted	$0.10	$0.05	$0.14

Weighted average common shares outstanding:
Basic	211,460,434	217,315,866	217,570,408
Diluted	212,248,312	218,558,834	219,400,380

(1)	We generate revenues from related parties in the ordinary course of our business. For a presentation and discussion of our revenues attributable to related parties for the years ended December 31, 2004, 2003 and 2002, see our consolidated statements of income and note 11 in our consolidated financial statements that are included elsewhere in this prospectus.

(2)	Our transaction fees are presented net of rebates. See “— Sources of Revenues — Transaction Fees”.

(3)	We recorded our Class B redeemable common stock upon its issuance on June 18, 2001 at its discounted present value of $60.2 million. We recorded charges to retained earnings for the accretion of this amount up to the $67.5 million redemption value of our Class B redeemable common stock over a two-year period ending in June 2003, which was the earliest potential redemption date.

Key Statistical Information
      The following table presents key transaction volume information, as well as other selected operating information, for the periods presented. A description of how we calculate our market share, our trading volumes and other operating measures is set forth below.

	Year Ended December 31,

	2004	2003	2002

	(in thousands, except for
	percentages)
Operating Data:
Our Market Share of Selected Key Products:
Total crude oil futures contracts traded globally	78,477	69,450	67,173
IPE Brent Crude oil futures contracts traded	25,458	24,013	21,493
Our crude oil futures market share(1)	32.4%	34.6%	32.0%

Total cleared Henry Hub natural gas contracts traded on us and NYMEX-ClearPort	22,308	6,869	1,170
Our cleared Henry Hub natural gas contracts traded	16,954	4,512	792
Our market share — cleared Henry Hub natural gas vs. NYMEX-ClearPort(2)	76.0%	65.7%	67.7%

Total cleared PJM financial power contracts traded on us and NYMEX-ClearPort	1,256	149	—
Our cleared PJM financial power contracts traded	1,022	6	—
Our market share — cleared PJM financial power vs. NYMEX-ClearPort(3)	81.4%	4.0%	—%

Our Average Daily Trading Fee Revenues(4):
Our futures business average daily exchange fee revenues	$179	$158	$125
Our bilateral OTC business average daily commission fee revenues	80	112	330
Our cleared OTC business average daily commission fee revenues	94	24	5

Our total average daily commission fee and exchange fee revenues	$353	$294	$460

Our Trading Volume(5):
Annual futures volume	35,541	33,341	30,441
Futures average daily volume	140	132	121
Annual OTC volume	30,978	24,270	44,005
OTC average daily volume	123	97	175

OTC Participants Trading Commission Percentages:
Commercial companies (including merchant energy)	56.5%	64.1%	81.7%
Banks and financial institutions	22.4%	31.3%	18.1%
Hedge funds, locals and proprietary trading shops	21.1%	4.6%	0.2%

OTC Trading Commission fees:
Percentage of commission fees by the top 20 customers	64.8%	69.3%	75.6%
Percentage of commission fees by our shareholders	25.1%	40.4%	61.2%

(1)	Our crude oil futures market share is calculated based on the number of IPE Brent Crude futures contracts traded as compared to the total number of IPE Brent Crude futures contracts and NYMEX Light Sweet Crude and Dublin Brent Crude futures contracts traded.
(2)	Our cleared Henry Hub natural gas market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared Henry Hub natural gas contracts traded as a percentage of the total IntercontinentalExchange cleared Henry Hub natural gas contracts and NYMEX-ClearPort Henry Hub natural gas futures contracts traded.
(3)	Our cleared PJM financial power market share versus NYMEX-ClearPort is calculated based on the number of IntercontinentalExchange cleared PJM financial power contracts traded as a percentage of the total IntercontinentalExchange cleared PJM financial power contracts and NYMEX-ClearPort cleared PJM financial power contracts traded. PJM refers to the Pennsylvania, New Jersey and Maryland power hub. The NYMEX-ClearPort cleared PJM financial power contract was launched in April 2003 and our PJM financial power contract was launched in November 2003. Data regarding the volumes of NYMEX-ClearPort cleared PJM for annual contracts traded is derived from the Futures Industry Association.

(4)	Represents the total commission fee and exchange fee revenues for the year divided by the number of trading days during that year.

(5)	Represents the total volume, in contracts, for the year divided by the number of trading days during that year.

     For purposes of our operating data, we calculate our volumes based on the number of contracts traded in our markets, or based on the number of round turn trades. Each “round turn” represents a matched buy and sell order of one contract. Each side to a contract is matched and treated as one contract and each side is not separately calculated. The volume of contracts traded in a given market is a widely recognized indicator of the liquidity in that market, including our markets.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

Overview
      Consolidated net income increased $8.6 million, or 64.1%, to $21.9 million in 2004 from $13.4 million in 2003. During this period, net income from our futures business segment increased $2.1 million, or 15.6%, to $15.6 million in 2004 from $13.5 million in 2003 and net income from our OTC business segment increased to $6.3 million in 2004 from a net loss of $126,000 in 2003. Consolidated operating income, as a percentage of consolidated revenues, increased to 29.9% in 2004 from 20.2% in 2003. Consolidated net income, as a percentage of consolidated revenues, increased to 20.2% in 2004 from 14.3% in 2003.
      Our consolidated revenues grew by $14.7 million, or 15.6%, to $108.4 million in 2004 from $93.7 million in 2003. This increase is attributable to increased trading volumes on our electronic platform and increased non-transaction revenues, including data services fees, trading access fees and CCX licensing, service and development fees. A significant factor driving our revenues and volume growth during this period was the growth in trading volumes of our cleared OTC contracts.
      Consolidated operating expenses increased slightly to $76.0 million in 2004 from $74.8 million in 2003, representing an increase of 1.6%, compared to a 15.6% increase in consolidated revenues during the same period. Given the fixed nature of our operating expenses, we generally have been able to increase revenues through increased trading volumes while holding operating expenses relatively constant. This operating leverage has resulted in improved profitability and we believe is one of the key benefits of operating our electronic platform.

Revenues

Transaction Fees
      Consolidated transaction fees increased $9.5 million, or 11.6%, to $90.9 million in 2004 from $81.4 million in 2003. Transaction fees, as a percentage of consolidated revenues, decreased to 83.9% in 2004 from 86.9% in 2003.
      Transaction fees generated in our futures business segment increased $5.5 million, or 13.9%, to $45.5 million in 2004 from $40.0 million in 2003, while declining slightly as a percentage of consolidated revenues to 42.0% in 2004 from 42.6% in 2003. The absolute increase in transaction fees was primarily due to increased trading volumes and an increase in the pounds sterling to U.S. dollar exchange rate, partially offset by $2.3 million in fees rebated in November and December 2004 as part of our rebate program for IPE Brent Crude futures contracts traded electronically. Volumes in our futures business segment increased 6.6%, to 35.5 million contracts traded in 2004 from 33.3 million contracts traded in 2003. The average exchange rate of pounds sterling to the U.S. dollar increased 12.0%, to 1.8296 in 2004 from 1.6341 in 2003.
      Transaction fees generated in our OTC business segment increased $3.9 million, or 9.5%, to $45.4 million in 2004 from $41.5 million in 2003, primarily due to increased trading volumes, which was partially offset by a reduction in our order flow shortfall payments. Transaction fees in this segment, as a percentage of consolidated revenues, decreased to 41.9% in 2004 from 44.2% in 2003. The number of transactions or trades executed in our OTC business segment increased by 55.1% to 1,061,629 trades in 2004 from 684,495 trades in 2003. The increase in trades was partially offset by a 29.4% decrease in the average revenues per transaction in 2004 as compared to 2003. The decline in average revenues per transaction was due in part to an increased number of lower volume transactions, primarily as a result of newer market participants generally trading in smaller contract sizes, and a change in the mix of contracts traded, with a larger number of contracts traded related to commodities with lower commission rates. Increased volumes in our OTC business segment were primarily due to increased trading volumes in North American natural gas and power markets as a result of the availability of cleared OTC contracts and the improvement in credit quality in the merchant energy sector, as well as increased liquidity brought by new market participants. Transaction fees generated by trading in North American natural gas contracts increased $12.2 million, or 72.7%, to $29.0 million in 2004 from $16.8 million in 2003. In addition, transaction fees generated by trading in North American power contracts increased $3.7 million, or 64.9%, to $9.5 million in 2004 from $5.7 million in 2003. The continued growth in trading volumes in cleared OTC contracts can be attributed to the following trends:

•	The use of cleared OTC contracts eliminates the need for a counterparty to post capital against each trade and also reduces requirements for entering into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. We believe that the introduction of cleared contracts has facilitated trading by market participants that otherwise would not have engaged in trading in energy derivatives.

•	The increase in participants in the markets for energy commodities trading has increased overall liquidity in our markets, particularly the liquidity of cleared North American natural gas and power contracts.
      The increase in transaction fees generated by trading in OTC North American natural gas and power contracts was partially offset by a decrease in transaction fees generated by our OTC global oil contracts. Transaction fees derived from trading in global oil contracts decreased $4.8 million, or 54.8%, to $4.0 million in 2004 from $8.8 million in 2003. This decrease is attributable to several factors, including the expiration of order flow agreements in late 2002, the effect of which manifested itself in 2003 and 2004, sales and marketing approaches, competition and specific differences in trading in the global oil market compared to the North American natural gas and power markets.
      Revenues derived from order flow shortfall payments in our OTC business segment decreased $6.0 million, or 84.9%, to $1.1 million in 2004 from $7.1 million in 2003. This decrease was due to a $6.4 million shortfall payment recognized from the Gas and Power Firms in 2003, partially offset by an increase of $365,000 in the 2004 European gas shortfall payments as compared to 2003 European gas shortfall payments. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, decreased to 1.0% in 2004 from 7.6% in 2003. These agreements are no longer in effect.
      Revenues derived from electronic trade confirmation fees in our OTC business segment increased 378.3% from 2003 to 2004. During 2004, 199,290 trades were matched through our electronic trade confirmation service, compared to 64,383 trades in 2003. Consolidated electronic trade confirmation fees, as a percentage of consolidated revenues, increased to 0.7% in 2004 from 0.2% in 2003.

Data Services Fees
      Consolidated data services fees increased $1.9 million, or 25.2%, to $9.7 million in 2004 from $7.7 million in 2003. This increase was primarily due to increased data services fees in our OTC business segment related to fees from 10x view only screen access and End of Day reports, which we introduced in November 2002. The number of individual subscribers for 10x view only screen access increased to 272 as of December 31, 2004 from 193 as of December 31, 2003. We continued to enroll new monthly subscribers for these services. In March 2004, we also launched a data service known as MPV, which provides monthly price validation curves, and 21 companies subscribed to this service as of December 31, 2004. Consolidated data services fees, as a percentage of consolidated revenues, increased to 8.9% in 2004 from 8.3% in 2003.

Trading Access Fees
      Consolidated trading access fees increased $1.1 million, or 46.1%, to $3.6 million in 2004 from $2.5 million in 2003. This increase was primarily due to increased monthly minimum commission fees received in our OTC business segment. The monthly weighted-average number of participants required to pay monthly minimum commission fees increased to 212 in 2004 from 143 in 2003. We continued to increase both the number of participants subject to monthly minimum commission fees as well as the number of users accessing the platform at these participants. During 2004 and 2003, we received $2.4 million and $1.7 million, respectively, in monthly minimum commission fees in our OTC business segment and $1.2 million and $762,000, respectively, in membership subscriptions and system user fees in our futures business segment. Consolidated trading access fees, as a percentage of consolidated revenues, increased to 3.3% in 2004 from 2.6% in 2003.

Other Revenue
      Consolidated other revenues increased $2.1 million, or 100.2%, to $4.2 million in 2004 from $2.1 million in 2003. This increase was primarily due to increased licensing, service and technology development fees charged to CCX and increased communication charges in our futures business segment. Consolidated other revenues, as a percentage of consolidated revenues, increased to 3.9% in 2004 from 2.2% in 2003.

Expenses

Cost of Hosting
      Consolidated cost of hosting expenses decreased $436,000, or 25.4%, to $1.3 million in 2004 from $1.7 million in 2003, primarily due to reduced costs associated with our move to an Internet-based platform from a private network connection in early 2003. During 2004, we paid $1.2 million for hosting expenses and $76,000 for participant network expenses, compared to $1.3 million for hosting expenses, $268,000 for participant network expenses and $111,000 for security services expenses in 2003. Consolidated cost of hosting expenses, as a percentage of consolidated revenues, decreased to 1.2% in 2004 from 1.8% in 2003.

Compensation and Benefits
      Consolidated compensation and benefits expenses increased $3.8 million, or 14.6%, to $30.1 million in 2004 from $26.2 million in 2003. This increase was primarily due to the increase in our employee headcount and an increase in our discretionary bonus payments. Our discretionary bonus payments increased primarily due to improved operating results in 2004 as compared to 2003 and an increased number of employees receiving a bonus in 2004. As of December 31, 2004, we had 200 employees, compared to 186 employees as of December 31, 2003. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, decreased to 27.7% in 2004 from 28.0% in 2003.

Professional Services
      Consolidated professional services expenses decreased $615,000, or 4.1%, to $14.5 million in 2004 from $15.1 million in 2003. This decrease was primarily due to the renegotiation of a major vendor consulting contract in 2004 that substantially reduced fees incurred in our futures business segment, as well as to the replacement of contractors with permanent staff over the course of 2004. These reduced professional services expenses were partially offset by an increase in legal fees primarily related to ongoing litigation with NYMEX and EBS. Consolidated professional services expenses, as a percentage of consolidated revenues, decreased to 13.4% in 2004 from 16.1% in 2003.

Selling, General and Administrative
      Consolidated selling, general and administrative expenses increased $722,000, or 5.8%, to $13.1 million in 2004 from $12.4 million in 2003. This increase was due to the market-maker program that we initiated during 2004. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, decreased to 12.1% in 2004 from 13.2% in 2003.

Depreciation and Amortization
      Consolidated depreciation and amortization expenses decreased $2.3 million, or 12.0%, to $17.0 million in 2004 from $19.3 million in 2003. This decrease was due to certain property and equipment purchased in 2000 and 2001 with estimated useful lives of three years becoming fully depreciated over the course of 2003 and

2004, as well as to our decision to extend the useful lives of certain of our property and equipment during 2004. In the first quarter of 2004, we extended the remaining estimated useful lives of various computer hardware property and equipment to December 2005. The majority of these assets had estimated useful lives that ended in March 2005. The decision to increase the estimated useful lives of these assets was based on internal analysis that indicated that the useful lives of these assets would extend beyond the original estimate of three years. The original three year life was based on information available in 2002. However, given our limited operating history, the information available in 2002 did not include prior experience of the useful lives of this property and equipment to include in our initial estimate. The change in estimated useful lives had the impact of delaying the recognition of $676,000 of depreciation expense from 2004 to 2005. We will continue to review the remaining estimated useful lives of our property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful life of an asset has changed. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, decreased to 15.7% in 2004 from 20.6% in 2003.

Other Income (Expense)
      Consolidated other income increased $380,000, or 40.0%, to $1.3 million in 2004 from $949,000 in 2003. This increase primarily related to an increase of $1.2 million in interest income, partially offset by an increase of $754,000 in foreign currency transaction losses. The increase in interest income was primarily due to the increase in the cash balances in 2004 compared to 2003, as well as to our cash earning a higher return in 2004 compared to 2003. The average monthly ending cash balance in 2004, including cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments, was $100.7 million, compared to $78.4 million in 2003. Our average interest rate in 2004 was 2.9%, compared to 2.2% in 2003.
      The foreign currency transaction losses primarily related to the revaluation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase in the period-end foreign currency exchange rates during 2004. The functional currency of our foreign subsidiaries is pounds sterling. Foreign currency transaction losses increased to $1.4 million in 2004 from $644,000 in 2003. The year-end foreign currency exchange rate of pounds sterling to the U.S. dollar increased 7.4% to 1.9160 as of December 31, 2004 from 1.7846 as of December 31, 2003. As of December 31, 2004, our foreign subsidiaries held $20.6 million in U.S. dollar denominated cash balances, compared to $4.7 million as of December 31, 2003.

Income Taxes
      Consolidated tax expense increased $5.3 million, or 81.4%, to $11.8 million in 2004 from $6.5 million in 2003 primarily due to the increase in our pre-tax income. Our effective tax rate increased to 34.9% in 2004 from 32.7% in 2003. The 2004 and 2003 effective tax rates are lower than the statutory rate primarily due to the impact of tax credits, which were partially offset by state income taxes. The increase in the effective tax rate from 2003 to 2004 was primarily due to lower tax credits taken in 2004 and higher state income taxes in 2004.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Overview
      Consolidated net income decreased $21.3 million, or 61.5%, to $13.4 million in 2003 from $34.7 million in 2002. During this period, net income for our futures business segment increased $2.2 million, or 20.0%, to $13.5 million in 2003 from $11.3 million in 2002, and we incurred a net loss for our OTC business segment of $126,000 in 2003 versus net income of $23.5 million in 2002. Consolidated operating income, as a percentage of revenues, decreased to 20.2% in 2003 from 40.6% in 2002. Consolidated net income, as a percentage of consolidated revenues, decreased to 14.3% in 2003 from 27.7% in 2002.
      Our consolidated revenues decreased $31.7 million, or 25.3%, to $93.7 million in 2003 from $125.5 million in 2002. This decrease was primarily the result of decreased trading volumes on our electronic platform as trading volumes in the North American OTC energy market significantly declined due to the business environment. Consolidated operating expenses remained relatively flat at $74.8 million in 2003, compared to $74.5 million in 2002.

Revenues

Transaction Fees
      Consolidated transaction fees decreased $37.4 million, or 31.4%, to $81.4 million in 2003 from $118.8 million in 2002. Consolidated transaction fees, as a percentage of consolidated revenues, decreased to 86.9% in 2003 from 94.7% in 2002.
      Transaction fees generated by our futures business segment increased $8.4 million, or 26.7%, to $40.0 million in 2003 from $31.5 million in 2002. Transaction fees generated by this segment, as a percentage of consolidated revenues, increased to 42.6% in 2003 from 25.1% in 2002. This increase was due to a 9.5% increase in the trading volumes in our futures business segment, a 14.8% increase in our commission rates instituted in May 2002, as well as an 8.4% increase in the foreign currency exchange rate. Trading volumes in this segment increased to 33.3 million contracts traded in 2003 from 30.4 million contracts traded in 2002. The average exchange rate of pounds sterling to the U.S. dollar increased to 1.6341 in 2003 from 1.5071 in 2002. In May 2002, we implemented a fee increase across all futures markets from 30.5 pence per contract per side to 35 pence per contract per side. In June 2002, we implemented a fee increase in respect of Exchange for Physical, or EFP, and Exchange for Swap, or EFS, transactions from 35 pence per contract per side to 60 pence per contract per side. EFP and EFS are trades that occur off exchange and are blocked into our futures business segment.
      Transaction fees generated by our OTC business segment decreased $45.8 million, or 52.5%, to $41.5 million in 2003 from $87.3 million in 2002, primarily due to decreased trading volumes on our electronic platform, partially offset by an increase in our order flow shortfall payments. Transaction fees generated by our OTC business segment, as a percentage of consolidated revenues, decreased to 44.2% in 2003 from 69.5% in 2002. Transaction fees derived from trading in North American natural gas contracts decreased $25.0 million, or 59.8%, to $16.8 million in 2003 from $41.8 million in 2002, North American power contracts decreased $16.5 million, or 74.2%, to $5.7 million in 2003 from $22.3 million in 2002 and global oil contracts decreased $5.4 million, or 37.7%, to $8.8 million in 2003 from $14.2 million in 2002. The number of transactions executed in our OTC business segment decreased 29.6% to 684,495 trades in 2003 from 971,760 trades in 2002. In addition, average revenues per OTC transaction decreased 32.5% from 2002 to 2003. The reduced number of transactions, trading volume, revenue per trade and associated revenues were due to several factors, including:

•	Highly publicized problems involving merchant energy companies, including alleged manipulative trading and price reporting practices, misstatements of financial results, and other matters, which resulted in many trading companies reducing or eliminating their energy trading.

•	Severely restricted credit lines for trading desks, limiting trading to asset-based transactions.

•	A general loss of liquidity in the broader energy market resulting from fewer participants and reduced trading activity.
      Revenues derived from order flow shortfall payments in our OTC business segment increased to $7.1 million in 2003 from $3.3 million in 2002. This $3.8 million increase was due to a $6.4 million shortfall payment from the Gas and Power Firms recognized in 2003, partially offset by a $2.2 million shortfall payment recognized from the Initial Shareholders in 2002 and a decrease of $373,000 in the 2003 European gas shortfall payment as compared to the 2002 European gas shortfall payment. Consolidated order flow shortfall payments, as a percentage of consolidated revenues, increased to 7.6% in 2003 from 2.6% in 2002.
      Revenues derived from our electronic confirmation fees increased 323.6% from 2002 to 2003. We began offering this service in April 2002. During 2003, 64,383 trades were matched, an increase of 109.7% compared to 30,696 trades matched in 2002.

Data Services Fees
      Consolidated data services fees increased $2.6 million, or 50.6%, to $7.7 million in 2003 from $5.1 million in 2002. This increase was due to increased data services fees derived from both our futures business segment and our OTC business segment of $1.2 million and $1.4 million, respectively. Data services fees derived from our futures business segment increased due to changes in the foreign currency exchange rate. 10x view only screen access and End of Day reports were both launched in November 2002. The number of individual subscribers to 10x view only screen access increased to 193 as of December 31, 2003 from 75 as of December 31, 2002. Consolidated data services fees, as a percentage of consolidated revenues, increased to 8.3% in 2003 from 4.1% in 2002.

Trading Access Fees
      Consolidated trading access fees increased to $2.5 million in 2003 from $490,000 in 2002. This increase was primarily due to increased monthly minimum commission fees in our OTC business segment, which we introduced in November 2002. We initiated minimum commission fees during the last two months of 2002. During 2003 and 2002, we received $762,000 and $395,000, respectively, in membership subscriptions and system user fees in our futures business segment and $1.7 million and $95,000, respectively, in monthly minimum commission fees in our OTC business segment. These system user fees were introduced as part of the addition of trading in futures contracts to our electronic platform in 2003. Consolidated trading access fees, as a percentage of consolidated revenues, increased to 2.6% in 2003 from 0.4% in 2002.

Other Revenue
      Consolidated other revenues increased $1.0 million, or 98.1%, to $2.1 million in 2003 from $1.1 million in 2002. This increase was due to increased licensing, service and technology development fees charged to CCX and to increased training and communication charges in our futures business segment. Consolidated other revenues, as a percentage of consolidated revenues, increased to 2.2% in 2003 from 0.8% in 2002.

Expenses

Cost of Hosting
      Consolidated cost of hosting expenses decreased $2.2 million, or 56.7%, to $1.7 million in 2003 from $4.0 million in 2002, primarily due to reduced costs associated with the migration to an Internet-based platform from a private network connection in early 2003. During 2003, we paid $1.3 million in hosting expenses, $268,000 in customer network expenses and $111,000 in security services expenses, compared to $2.4 million in hosting expenses, $516,000 in customer network expenses and $1.1 million in security services expenses in 2002. Consolidated cost of hosting expenses, as a percentage of consolidated revenues, decreased to 1.8% in 2003 from 3.2% in 2002.

Compensation and Benefits
      Consolidated compensation and benefits expenses decreased $1.7 million, or 6.0%, to $26.2 million in 2003 from $27.9 million in 2002. This decrease was primarily due to a reduction in our employee headcount and a reduction in our discretionary bonus payments. As of December 31, 2003, we had 186 employees, compared to 201 employees at December 31, 2002. Our discretionary bonus payments decreased primarily due to lower bonuses paid in 2003 compared to 2002, reflecting our reduced operating results in 2003, and fewer employees receiving a bonus in 2003 as compared to 2002. Consolidated compensation and benefits expenses, as a percentage of consolidated revenues, increased to 28.0% in 2003 from 22.2% in 2002.

Professional Services
      Consolidated professional services expenses decreased $737,000, or 4.6%, to $15.1 million in 2003 from $15.9 million in 2002. This decrease was primarily due to a $2.4 million charge in 2002 relating to legal and accounting expenses incurred with respect to our initial public offering that was suspended in 2002, which was partially offset by an increase in legal fees in 2003 primarily related to our litigation with NYMEX. Consolidated professional services expenses, as a percentage of consolidated revenues, increased to 16.1% in 2003 from 12.7% in 2002.

Selling, General and Administrative
      Consolidated selling, general and administrative expenses remained constant at $12.4 million in 2002 and 2003. Consolidated selling, general and administrative expenses, as a percentage of consolidated revenues, increased to 13.2% in 2003 from 9.9% in 2002.

Depreciation and Amortization
      Consolidated depreciation and amortization expenses increased $5.0 million, or 34.6%, to $19.3 million in 2003 from $14.4 million in 2002. This increase was due to additional depreciation expense recorded on capital expenditures of $1.6 million incurred in 2003 and capitalized software development costs of $5.2 million incurred in 2003. We also had a full year of depreciation expense recorded on the $14.8 million in capital expenditures and $6.0 million in capitalized software development costs incurred in 2002. Consolidated depreciation and amortization expenses, as a percentage of consolidated revenues, increased to 20.6% in 2003 from 11.4% in 2002.

Other Income (Expense)
      Consolidated other income decreased $544,000, or 36.4%, to $949,000 in 2003 from $1.5 million in 2002. The difference primarily related to a decrease of $263,000 in interest income and an increase of $602,000 in foreign currency transaction losses, partially offset by a decrease of $320,000 in interest expense. The decrease in interest income and interest expense were both related to the repayment of our related-party term loan note agreements in November 2002 for $16.5 million in cash.
      The foreign currency transaction losses related to the re-valuation of the U.S. dollar cash balances held by our foreign subsidiaries due to the increase in the period-end foreign currency exchange rates during 2003. The functional currency of our foreign subsidiaries is pounds sterling. The foreign currency transaction losses increased to $644,000 in 2003 from $149,000 in 2002. The year-end foreign currency exchange rate of pounds sterling to the U.S. dollar increased 10.9%, to 1.7846 at December 31, 2003 from 1.6095 at December 31, 2002. As of December 31, 2003, our foreign subsidiaries held $4.7 million in U.S. dollar denominated cash balances, compared to $1.6 million as of December 31, 2002.

Income Taxes
      Consolidated tax expense decreased $11.2 million, or 63.4%, to $6.5 million in 2003 from $17.7 million in 2002 primarily due to the decrease in our pre-tax income. Our effective tax rate decreased to 32.7% in 2003 from 33.8% in 2002. The 2002 and 2003 effective tax rates are lower than the statutory rate primarily due to the impact of tax credits, which were partially offset by state income taxes.

Quarterly Results of Operations
      The following table sets forth quarterly unaudited condensed consolidated statements of income for the periods presented. We believe that this data has been prepared on substantially the same basis as our audited consolidated financial statements and includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of our consolidated results of operations for the quarters presented. This unaudited condensed consolidated quarterly data should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The historical results for any quarter do not necessarily indicate the results expected for any future period.

	Three Months Ended,

	December 31,	September 30,	June 30,	March 31,	December 31,
	2004	2004	2004	2004	2003

	(in thousands)
Revenues:
Transaction fees, net:
Futures:
Brent Crude futures	$8,685	$8,824	$8,563	$8,365	$7,239
Other futures products and options	3,361	3,302	3,160	3,500	3,036
Two month fee rebate program	(2,261)	—	—	—	—
OTC:
North American natural gas	8,913	8,620	6,622	4,891	4,639
North American power	2,835	2,801	2,242	1,584	1,260
Global oil	758	915	954	1,372	1,627
Other commodities markets	247	245	291	260	435
Electronic trade confirmation services	264	239	166	120	77
Order flow agreements shortfall payments	272	265	263	268	238
Data services fees	2,678	2,501	2,382	2,130	2,105
Trading access fess	969	842	859	925	755
Other	1,775	893	756	798	969

Total revenues	28,496	29,447	26,258	24,213	22,380

Operating expenses:
Cost of hosting	219	362	341	357	398
Compensation and benefits	8,401	8,455	6,674	6,544	6,509
Professional services	3,379	3,583	4,316	3,245	3,600
Selling, general and administrative	3,667	3,252	3,092	3,109	2,821
Depreciation and amortization	4,776	4,078	4,090	4,080	4,625

Total operating expenses	20,442	19,730	18,513	17,335	17,953

Operating income	8,054	9,717	7,745	6,878	4,427
Other income (expense), net	(589)	895	679	343	122
Income tax expense	2,626	3,561	2,987	2,599	1,024

Net income	$4,839	$7,051	$5,437	$4,622	$3,525

Liquidity and Capital Resources
      Since our inception on May 11, 2000, we have financed our operations, growth and cash needs primarily through income from operations, borrowings under our related-party loan agreement and borrowings under our revolving credit facility. Our principal capital requirements have been to fund:

•	capital expenditures;

•	working capital;

•	strategic acquisitions; and

•	marketing and development of our electronic platform.
      We may need to incur additional debt or issue additional equity to make strategic acquisitions or investments in the future.

Cash and Cash Equivalents, Short-term Investments, Restricted Cash and Restricted Short-Term Investments
      We had consolidated cash and cash equivalents of $61.2 million and $44.9 million as of December 31, 2004 and 2003, respectively. We had $5.7 million and $12.0 million in short-term investments as of December 31, 2004 and 2003, respectively, and $18.4 million and $36.8 million in restricted cash and restricted short-term investments held as of December 31, 2004 and 2003, respectively. We consider all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents. We classify all investments with original maturity dates in excess of three months as short-term investments. We classify all cash that is not available for general use, either due to FSA requirements or through restrictions in specific agreements, as restricted cash or restricted short-term investments.
      We invest a portion of our cash in excess of short-term operating needs in U.S. AAA rated 28-day Auction Rate Securities, or ARS. We classify these investments as available-for-sale in accordance with Statement of Financial Accounting Standards, or SFAS, 115, Accounting for Certain Investments in Debt and Equity Securities. ARS are instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though we purchase 28-day auction rate issues, we are required to classify these securities as short-term investments instead of cash and cash equivalents as the original maturity of the ARS is in excess of three months. The ARS investments are classified as current assets based on our intent and ability to use these investments as necessary for short-term requirements. We had ARS investments of $5.7 million and $12.0 million as of December 31, 2004 and 2003, respectively, and our ARS investments are presented as short-term investments on our consolidated balance sheets.
      We had $12.4 million and $11.9 million in restricted cash held at the IPE as of December 31, 2004 and 2003, respectively. The FSA requires the IPE, as an RIE, to restrict the use of the equivalent of six months’ operating expenditures in cash or cash equivalents at all times. Our subsidiary, IntercontinentalExchange Services (UK) Limited, or ICE Services UK, is authorized and regulated by the FSA as an arranger of deals in investments and as an agency broker. The FSA requires ICE Services UK to maintain a minimum level of financial resources, which is calculated annually on the basis of 25% of the relevant annual expenditures, adjusted for any illiquid assets. As of December 31, 2004 and 2003, we had $1.0 million and $874,000, respectively, in restricted cash held at ICE Services UK.
      When we acquired the IPE in June 2001, $24.0 million of cash collateral was pledged by certain shareholders to secure a letter of credit issued to support our redemption obligations in respect of our Class B redeemable common stock, which we issued as a portion of our payment to the sellers. This cash was held in a facility that was controlled by the Gas and Power Firms and originally was not reflected in our consolidated financial statements. In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. We adopted FIN 46 in November 2003. Given our ability to receive all of the variable interest entity’s expected residual losses and returns, we were considered the primary beneficiary under FIN 46 and we were required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity was to increase restricted short-term investments by $24.0 million and to increase additional paid-in capital by $24.0 million in 2003. The letter of credit was paid and the $24.0 million was released to the letter of credit bank for the benefit of the holders of our Class B redeemable common stock. We have no further obligation or interest in respect of this arrangement.
      In November 2004, we entered into a $25.0 million revolving credit agreement with Wachovia Bank, National Association, or Wachovia. We are required to maintain a $5.0 million money market account with Wachovia until we have transferred our primary domestic and international deposit accounts to Wachovia, which will likely occur during 2005. As of December 31, 2004, this $5.0 million balance is reflected as restricted cash.
      We maintain cash and short-term investments in an amount sufficient to meet our working capital requirements. In our OTC business segment, in addition to the ARS described above, we currently invest our excess cash predominantly in commercial paper and overnight deposits that are highly liquid, are of high-quality investment grade and have maturities of three months or less with the intent of having these funds readily available for operating, acquisition and strategic equity investment purposes. In our futures business segment, we earn interest income on our excess cash balances which primarily relates to interest earned on money market deposits in the United Kingdom. Our futures business policy is to invest two-thirds of all cash funds at no more than six banks with an IBCA credit rating of AAA or AA+, with no more than 50% in any one bank. Under this policy, the remaining one-third of all cash funds may be invested in no more than three additional banks with an IBCA rating of AA or above.
Cash Flow
      The following tables present, for the periods indicated, the major components of net increases (decreases) in cash and cash equivalents:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Net cash provided by (used in):
Operating activities	$40,161	$27,093	$51,172
Investing activities	(4,777)	(18,131)	(25,209)
Financing activities	(20,324)	(1,324)	(20,051)
Effect of exchange rate changes	1,226	3,648	2,105

Net increase in cash and cash equivalents	$16,286	$11,286	$8,017

Operating Activities
      Consolidated net cash provided by operating activities was $40.2 million, $27.1 million and $51.2 million in 2004, 2003 and 2002, respectively. Net cash provided by operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization and the effects of changes in working capital. Fluctuations in net cash provided by operating activities are primarily attributable to increases and decreases in our net income between periods and, to a lesser extent, due to fluctuations in working capital. The $13.1 million increase in net cash provided by operating activities in 2004 from 2003 is primarily due to the $6.5 million increase in the OTC business segment’s net income in 2004 from 2003, the increase in the futures business segment’s net income and the net increases in accrued salaries and benefits and other accrued liabilities. The $24.1 million decrease in net cash provided by operating activities in 2003 from 2002 is primarily due to the $23.6 million decrease in the OTC business segment’s net income in 2003 from 2002.

Investing Activities
      Consolidated net cash used in investing activities was $4.8 million, $18.1 million and $25.2 million in 2004, 2003 and 2002, respectively. These activities primarily relate to capital expenditures in each period for software, including internally developed software, and for computer and network equipment. We incurred capitalized software development costs of $4.8 million, $5.2 million and $6.0 million in 2004, 2003 and 2002, respectively. We had additional capital expenditures of $1.7 million, $1.6 million and $14.8 million in 2004, 2003 and 2002, respectively. The $14.8 million in capitalized expenditures in 2002 included $10.4 million in computer network equipment relating to the development of our electronic platform and disaster recovery platform. We also had a net decrease (increase) in short-term investments classified as available for-sale of $6.5 million, ($7.9 million) and ($3.8 million) in 2004, 2003 and 2002, respectively, and a net decrease (increase) in restricted cash of ($4.7 million), ($2.8 million) and $142,000, respectively, due to changes in the short-term investments and restricted cash balances between periods.

Financing Activities
      Consolidated net cash used in financing activities was $20.3 million, $1.3 million and $20.1 million in 2004, 2003 and 2002, respectively. Consolidated net cash used in financing activities for 2004 primarily relates to $43.5 million paid in connection with the redemption of the Class B redeemable common stock, partially offset by $25.0 million in cash drawn down under our revolving credit facility. Consolidated net cash used in financing activities for 2002 primarily relates to $16.5 million in repayments of related-party notes payable. We also had payments on capital lease obligations, primarily related to computer and network equipment, of $1.6 million, $1.9 million and $3.6 million in 2004, 2003 and 2002, respectively.
      We intend to use a portion of the net proceeds of this offering to repay all amounts outstanding under our revolving credit facility. During January 2005, $12.0 million of the $25.0 million outstanding under that facility was repaid using excess cash.
Loan Agreements
      We entered into our revolving credit agreement with Wachovia on November 17, 2004. Under this agreement, we may borrow an aggregate principal amount of up to $25.0 million at any time through November 17, 2006. The facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis, which as of December 31, 2004 was 0.15%.
      Loans under the Wachovia facility bear interest on the principal amounts outstanding at LIBOR plus an applicable margin rate, which as of December 31, 2004 was 0.85%. We have the option to select the interest rate and interest period applicable to any loans at the time of borrowing, which can be either a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loans is payable monthly and the interest on the LIBOR rate loans is payable on the last day of each interest period generally.
      On November 23, 2004, we borrowed the entire $25.0 million available under the Wachovia facility to fund a portion of the $67.5 million redemption of our Class B redeemable common stock. As of December 31, 2004, $13.0 million was held in a six-month LIBOR rate loan with a locked in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate at December 31, 2004, including the applicable margin rate, of 3.25%. The $12.0 million LIBOR market index loan was repaid in January 2005.
      This facility provides for a negative pledge on all of our assets. We pledged 65% of the stock of our foreign subsidiary holding company in connection with this facility. The facility also contains affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, external debt and other fundamental changes to our business.
      On May 11, 2000, we entered into a term loan agreement with Goldman Sachs Credit Partners L.P., an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group, Inc., two of our Initial Shareholders that are affiliated with the lead underwriters of this offering. Under the agreement, we could borrow an aggregate principal amount of up to $20 million ($10 million from each lender) in two term loans. We borrowed $16.1 million under the term loan agreement in 2000 and repaid the principal balance and accrued interest of $16.5 million in 2002. In November 2002, the term loan agreement was cancelled and all liens were released. The loans bore interest on the principal amounts at one-month LIBOR, with interest compounding monthly and payable at the maturity date.
Future Capital Requirements
      Our future capital requirements will depend on many factors, including the rate of our trading volume growth, required technology initiatives, regulatory compliance costs, the expansion of sales and marketing activities, the timing and introduction of new products and enhancements to existing products, and the continuing market acceptance of our electronic platform. We currently expect to make capital expenditures ranging between $3.9 million and $5.8 million in 2005 and ranging between $4.1 million and $5.4 million in 2006 to support the continued expansion of our futures and OTC businesses. We expect that these expenditures will focus on the further expansion of our electronic futures and OTC participant base, the expansion of distribution opportunities via the possible acquisition of existing businesses, the addition of products in our market data services business, and the provision of back office service systems as well as technical improvements to, and enhancements of, our existing systems, products and services. We expect our capitalized software development costs to remain relatively consistent with our 2004 software development costs.
      We believe that cash flows from operations and the net proceeds of this offering will be sufficient to fund our working capital needs and capital expenditure requirements at least through the end of 2006. Our revolving credit agreement is currently the only agreement or arrangement that we have with third parties to provide us with sources of liquidity and capital resources following this offering. In the event that we consummate any strategic acquisitions or investments, or if we are required to raise capital for any reason, we may need to incur additional debt or issue additional equity to help raise the necessary funds. We cannot assure you that we will be able to obtain any such financing on acceptable terms or at all.
Off-Balance Sheet Entities
      We currently do not have any relationships with unconsolidated entities or financial partnerships, often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations and Commercial Commitments
      The following tables present, for the periods indicated, our contractual obligations (which we intend to fund from operations) and commercial commitments as of December 31, 2004:

	Payments Due by Period

		Less
		Than	1-3	4-5	After 5
	Total	1 Year	Years	Years	Years

	(in thousands)
Contractual Obligations:
Short-term debt(1)	$12,000	$12,000	$—	$—	$—
Capital lease obligations	511	511	—	—	—
Operating leases	4,984	1,867	3,117	—	—
Long-term debt(2)	13,000	—	13,000	—	—
eSpeed licensing agreement(3)	4,000	2,000	2,000	—	—

Total contractual cash obligations	$34,495	$16,378	$18,117	$—	$—

(1)	Short-term debt was repaid in full in January 2005.
(2)	We expect to repay long-term debt in full out of the net proceeds of this offering.
(3)	The eSpeed licensing agreement also includes a quarterly royalty payment that is based on trading volume. The royalty payments were $32,000 and $14,000 in 2004 and 2003, respectively, and the 2005 through 2007 estimates have not been included in the above estimates.
Quantitative and Qualitative Disclosures about Market Risk
      We are exposed to market risk in the ordinary course of business. This market risk consists primarily of interest rate risk associated with our cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments and foreign currency exchange rate risk.

Interest Rate Risk
      We have exposure to market risk for changes in interest rates relating to our cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments. As of December 31, 2004 and 2003, our cash and cash equivalents, short-term investments, restricted cash and restricted short-term investments, were $85.3 million and $93.7 million, respectively, of which $46.0 million and $46.5 million, respectively, were denominated in pounds sterling. The remaining investments are denominated in U.S. dollars. In general, our investments in the United Kingdom earn interest at a higher rate than in the United States. Due to the conservative nature of our investment portfolio, which is structured with a focus on capital preservation and is mainly comprised of short-term AAA rated ARS, commercial paper and money market investments, we would not expect our operating results or cash flows to be significantly affected by changes in market interest rates. We do not use our investment portfolio for trading or other speculative purposes.

Foreign Currency Exchange Rate Risk
      We have had significant operations in the United Kingdom since our acquisition of the IPE in 2001. The revenues, expenses and financial results of the IPE and other U.K. subsidiaries are denominated in pounds sterling. Pounds sterling is the functional currency of our U.K. subsidiaries. We have foreign currency translation risk equal to our net investment in our subsidiaries. The financial statements of our U.K. subsidiaries are translated into U.S. dollars using current rates of exchange, with gains or losses included in the cumulative translation adjustment account, a component of shareholders’ equity. As of December 31, 2004 and 2003, the portion of our shareholders’ equity attributable to accumulated other comprehensive income from foreign currency translation was $37.0 million and $26.4 million, respectively. The year-end foreign currency exchange rate for pounds sterling to the U.S. dollar increased from 1.6095 as of December 31, 2002 to 1.7846 as of December 31, 2003, and then to 1.9160 as of December 31, 2004.
      We also have foreign currency transaction risk related to the settlement of foreign receivables or payables that occur through our electronic platform, including for our OTC European gas and power markets, which are paid in pounds sterling, and for our foreign subsidiaries cash accounts held in U.S. dollars. We had foreign currency transaction losses of $1.4 million, $644,000 and $149,000 in 2004, 2003 and 2002, respectively, primarily attributable to the appreciation of pounds sterling relative to the U.S. dollar. The average exchange rate of pounds sterling to the U.S. dollar increased from 1.5071 in 2002 to 1.6341 in 2003, and then to 1.8296 in 2004.
      We generate a significant portion of our revenues from sales to participants located outside of the United States, principally in the United Kingdom. Of our consolidated revenues, 46.1%, 47.1% and 33.7% were denominated in pounds sterling in 2004, 2003 and 2002, respectively. Of our consolidated operating expenses, 44.4%, 40.0% and 29.2% were denominated in pounds sterling in 2004, 2003 and 2002, respectively. As the pounds sterling exchange rate changes, the U.S. equivalent of revenues and expenses denominated in foreign currencies changes accordingly.
      All other sales in our business are denominated in U.S. dollars, including all sales of our futures market data generated by the IPE. Our U.K. operations in some instances function as a natural hedge because most U.K. revenues and operating expenses are denominated in pounds sterling. We acquired the IPE in June 2001 and we formed four wholly-owned U.K. subsidiary companies during 2003. We also began to offer trading in the OTC European gas commodities market in December 2001 and in the OTC European power commodities market in May 2002. As a result, to date, our exposure to foreign currency exchange risk has increased. This exposure will continue to increase as we expand and introduce additional international products on our electronic platform. The effect of an immediate 10% decline in exchange rates would result in a translation adjustment loss of $15.1 million as of December 31, 2004.
      We currently enter into hedging transactions to help mitigate our foreign exchange risk exposure. During 2004 and 2003, we entered into foreign currency hedging activities primarily to protect our net investment in our foreign subsidiaries. In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, we are required to recognize all derivative financial instruments as either assets or liabilities on our consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments is recognized in earnings. We do not hold or issue any derivative financial instruments for trading purposes.

Impact of Inflation
      We have not been adversely affected by inflation as technological advances and competition have generally caused prices for the hardware and software that we use for our electronic platform to remain constant or to decline. In the event of inflation, we believe that we will be able to pass on any price increases to our participants, as the prices that we charge are not governed by long-term contracts.
New Accounting Pronouncements
      On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.
      For public companies that do not file as small business issuers, SFAS No. 123(R) must be adopted no later than July 1, 2005. For nonpublic entities, SFAS No. 123(R) is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not been issued. We expect to adopt SFAS No. 123(R) on July 1, 2005.
      SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      We plan to adopt SFAS No. 123(R) using the modified prospective method.
      As permitted by SFAS No. 123, we currently account for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognize no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our results of operations, although it will have no impact on our overall financial position. While we expect that the impact will be significant, we cannot predict the amount of the impact at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted SFAS No. 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Notes 2 and 9 to our consolidated financial statements and related notes included elsewhere in this prospectus. It should be noted that there are certain differences between the requirements of SFAS No. 123 and SFAS No. 123(R) that may result in a material difference in the impact of the fair value calculations on our net income and earnings per share. This includes the requirement under SFAS No. 123(R) to estimate forfeitures, the requirement that an excess tax benefit reduces taxes payable before it is realized, potential changes to the capitalization of compensation cost and our use of industry volatility figures in prior periods.
      SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. We cannot estimate what those amounts may be in the future because they depend on, among other things, when employees exercise stock options. We did not recognize any tax deductions in excess of the recognized compensation cost for the years ended December 31, 2004, 2003 and 2002.
      In December 2004, FASB Staff Position No. SFAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (FSP SFAS 109-2) was issued. FSP SFAS 109-2 provides guidance under SFAS 109, Accounting for Income Taxes (SFAS No. 109), for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the Jobs Act), enacted on October 22, 2004. FSP SFAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP SFAS 109-2. Accordingly, we are evaluating the potential effects of the Jobs Act and have not adjusted the tax expense or deferred tax liability as of December 31, 2004 to reflect the requirements of FSP SFAS 109-2.
Critical Accounting Policies
      We have identified the policies below as critical to our business operations and the understanding of our results of operations. The impact of, and any associated risks related to, these policies on our business operations is discussed throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations” where these policies materially affected our financial results. For a detailed discussion on the application of these and other accounting policies, see note 2 to our consolidated financial statements and related notes included elsewhere in this prospectus. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of financial statements in conformity with these accounting principles requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities, at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period.
      We evaluate our estimates and judgments on an ongoing basis, including those related to the accounting matters described below. We base our estimates and judgments on our historical experience and other factors that we believe to be reasonable under the circumstances existing when we make these estimates and judgments. Based on these factors, we make estimates and judgments about, among other things, the carrying values of assets and liabilities that are not readily apparent from market prices or other independent sources and about the recognition and characterization of our revenues and expenses. The values and results based on these estimates and judgments could differ significantly under different assumptions or conditions and could change materially in the future.
      We believe that the following critical accounting policies, among others, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements and could materially increase or decrease our reported results, assets and liabilities.

Legal Contingencies
      We are subject to an ongoing risk of potential legal proceedings and claims. We are currently involved in certain legal proceedings as discussed under the heading “Regulation and Legal Proceedings”. Whenever we become involved in a legal proceeding or claim, through consultation with outside counsel handling our defense and based upon an analysis of potential results, assuming a combination of litigation and settlement strategies, we determine if any legal accrual is required. We are required to assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. These losses can be difficult to estimate and, in the case of judgments or other outcomes that may require us to change our business or operations, can have a long-term cost that can be impossible to determine. We make a determination of the amount of reserves required, if any, for these contingencies after careful analysis of each individual issue. We have not established any reserves since our inception, and we currently do not maintain any reserves.
      We face pending regulatory demands and threatened legal claims, as described under the heading “Regulation and Legal Proceedings”. However, we have concluded that these matters have not proceeded sufficiently for their likely outcomes to be determinable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially and adversely affected by new developments, changes in our assumptions or the effectiveness of our strategies relating to these matters.

Goodwill and Other Identifiable Intangible Assets
      We have significant intangible assets related to goodwill and other acquired intangibles. Our determination of related estimated useful lives of intangible assets and whether or not these assets are impaired requires us to make significant judgments. If we change our strategy or if market conditions shift, our judgments may change, which may result in adjustments to recorded asset balances.
      We periodically evaluate acquired intangible assets for indications of potential impairment. In assessing the recoverability of the goodwill and other intangibles, we must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, we may be required to record impairment charges against these assets. Future events could cause us to conclude that indications of impairment exist and that goodwill associated with our acquired businesses is impaired. Any resulting impairment loss could have a material adverse impact on our financial condition and results of operations. Our goodwill and other intangible assets are evaluated for impairment annually in our fiscal fourth quarter or earlier if events indicate that value may be impaired. Such evaluation includes comparing the fair value of a reporting unit with its carrying value and analyzing expected future discounted cash flows at the reporting unit level. The reporting unit level for our goodwill and the majority of our other intangible assets is the futures business segment, which relates to the operations of our subsidiary, the IPE. This analysis has not resulted in impairment through the end of 2004.
      As of December 31, 2004, we had net goodwill of $82.5 million and net other intangible assets of $3.6 million relating to our acquisition of the IPE in 2001 and our purchase of trademarks and internet domain names from various third parties in 2003. The FASB issued SFAS No. 141 and SFAS No. 142 in June 2001. SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets separate from goodwill. SFAS No. 142 requires the use of a non-amortization approach to account for purchased goodwill and certain intangibles with indefinite lives. Effective January 1, 2002, we adopted SFAS No. 142. Under the provisions of SFAS No. 142, we no longer amortize goodwill or other intangible assets with indefinite useful lives. In the period between the acquisition of IPE and December 31, 2002, goodwill and indefinite lived intangibles were amortized on a straight-line basis over their estimated useful lives, which were estimated to be 20 years. We recognize specifically identifiable intangibles when a specific right or contract is acquired. These intangibles are amortized on a straight-line basis over the lesser of their contractual and estimated useful lives, which are estimated to be five years.
      The goodwill and other intangible assets balances have increased since our acquisition of the IPE due to translation adjustments. Under SFAS No. 52, Foreign Currency Translation, following a business combination, the amounts allocated as of the acquisition date to the assets acquired and liabilities assumed, including goodwill and other intangible assets, should be translated as if the purchase adjustments were recorded directly on the books of the foreign subsidiary. The appreciation of pounds sterling relative to the U.S. dollar in 2004, 2003 and 2002 has increased our goodwill and other intangibles with a corresponding increase primarily to accumulated other comprehensive income. The translation adjustments have also resulted in additional amortization expenses being recognized on the increase in the definite-lived other intangible assets.

Capitalized Software Development Costs
      We capitalize costs related to the development of software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Costs incurred during the preliminary project work stage or conceptual stage, such as determining the performance requirements, system requirements and data conversion, are expensed as incurred. Costs incurred in the application development phase, such as coding, testing for new software and upgrades that result in additional functionality, are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. Costs incurred during the post-implementation/operation stage, including training costs and maintenance costs, are expensed as incurred. We capitalized internally developed software costs of $4.8 million, $5.2 million and $6.0 million during 2004, 2003 and 2002, respectively. Determining whether particular costs incurred are more properly attributable to the preliminary or conceptual stage, and thus expensed, or to the application development phase, and thus capitalized and amortized, depends on subjective judgments about the nature of the development work, and our judgments in this regard may differ from those made by other companies. General and administrative costs related to developing or obtaining such software are expensed as incurred.
      We review our capitalized software development costs and our other long-lived assets for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount of our long-lived assets should be assessed. We also write down our property and equipment, including computers, network equipment, and software, for estimated obsolescence. Our judgments about impairment are based in part on subjective assessments of the usefulness of the relevant software and may differ from comparable assessments made by others. We have not recorded any impairment charges since our formation. To analyze recoverability, we estimate undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. We believe that our capitalized software development costs and our other long-lived assets are appropriately valued in our consolidated financial statements and related notes included elsewhere in this prospectus.

Foreign Currency
      We currently generate a significant portion of our revenues and net income and corresponding accounts receivable and cash through sales denominated in pounds sterling. As of December 31, 2004, $46.0 million of our cash and cash equivalents, $4.5 million of our accounts receivable, $85.6 million of our goodwill and other intangible assets and $134.0 million of our total net assets were denominated in pounds sterling. The foreign currency gains and losses on these pounds sterling net assets are currently significant to us, and we have determined that foreign currency derivative products are required to hedge our exposure. If there were a significant decline in the pounds sterling exchange rate, our net assets would be less than the current reported amount. As of December 31, 2004, a decline in the exchange rate of pounds sterling to the U.S. dollar of 10% from the rate as of December 31, 2004 would result in a translation loss of $15.1 million.
      The functional currency of our foreign subsidiaries is pounds sterling. We translate these assets and liabilities into U.S. dollars using period-end exchange rates, and income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity. As of December 31, 2004 and 2003, the accumulated other comprehensive income translation was $37.0 million and $26.4 million, respectively. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or cash accounts of our foreign subsidiaries held in U.S. dollars, are included in other income (expense) in the consolidated statements of income and resulted in net foreign currency transaction losses of $1.4 million, $644,000 and $149,000 in 2004, 2003 and 2002, respectively.
      During 2004 and 2003, we entered into hedging transactions to help mitigate our foreign exchange exposure. During 2004 and 2003, we entered into forward exchange contracts as hedges to protect the net investment in our foreign subsidiaries. As a matter of policy, our derivative positions are used to reduce risk by hedging an underlying economic exposure. Because of the high negative correlation between the hedging instrument and the underlying exposure, fluctuations in the value of the instruments are generally offset by reciprocal changes in the value of the underlying exposure. Our currency derivatives are generally straightforward over-the-counter instruments with liquid markets. We do not hold or issue any derivative financial instruments for trading purposes. In accordance with SFAS No. 133, we are required to recognize all derivative financial instruments as either assets or liabilities in our consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments are immediately recognized in earnings. As of December 31, 2004, we had a £13 million average rate forward net investment hedge with a June 30, 2005 settlement date. The loss on this hedge was $815,000, net of taxes, as of December 31, 2004 and due to the fact that it was an effective hedge under SFAS 133, it was reflected in accumulated other comprehensive income. The hedge effectiveness will continue to be measured on a quarterly basis through the settlement date. As of December 31, 2004 and 2003, the portion of our shareholders’ equity attributable to accumulated other comprehensive income from hedging derivatives account balance was a net loss of $2.5 million and $442,000, respectively.
      When entered into, we formally designate and document the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. We formally assess, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged.
      The counterparties with whom we trade foreign exchange contracts are major U.S. and international financial institutions, including one which is a related-party. For a discussion of the foreign exchange contracts with the related parties, see “Certain Relationships and Related Transactions”. We continually monitor our position with and the credit quality of the financial institutions and do not expect nonperformance by any of the counterparties.
      We will continue to offer additional products in the United Kingdom and potentially in other countries in Europe beginning in 2005, which will increase our foreign currency exposure as these sales and receivables will be denominated in the functional currency of our foreign subsidiaries.

INDUSTRY OVERVIEW
Introduction
      The markets for energy commodities trading include trading in both physical commodities contracts and derivative instruments — instruments that derive their value from an underlying energy commodity or index — across a wide variety of commodities, including crude oil, natural gas, electricity or power, coal, chemicals, weather and emissions. Derivative instruments provide a means for hedging price risk, asset allocation, speculation or arbitrage. Contracts for physical commodities allow counterparties to contract for the delivery of the underlying physical asset.

Energy Commodities
      Crude oil is one of the world’s most widely-used commodities, and as such is also one of the most widely-traded commodities. The term “crude” oil refers to petroleum in its raw form, as it comes out of the earth. There are several different types or grades of crude oil traded in the market, each of which is named to reflect the oil field from which it is extracted. For example, Brent Crude oil is named for the Brent Oil Field in the North Sea, off the coast of Britain, and Oseberg and Forties are grades of crude oil similar to Brent Crude and are also drawn from the North Sea. Crude oil, including Brent Crude oil, is only useful after refining, which produces numerous oil-based component products, including petroleum gas, gasoline, naphtha, kerosene, gas oil, heavy gas oil, lubricating oils and residuals, among others. The breadth of these refined oil products is illustrated in the diagram below.

      Natural gas, another widely-used and widely-traded energy commodity, is a naturally occurring combustible mixture of hydrocarbon gases that is extracted from the earth. Natural gas is used extensively on a commercial basis in the production of chemicals and the generation of electric power. Residential use of natural gas is on the rise given its availability and price relative to heating oil and electric power. While natural gas is comprised primarily of methane, it can also include ethane, propane, butane and pentane. Natural gas is found in reservoirs underneath the earth, and its presence is commonly associated with crude oil deposits. Once brought from underground, natural gas is refined to remove impurities such as water and sand, as well as other gases and compounds. After refining, natural gas is transported through a network of pipelines, thousands of miles of which exist in the United States and other developed countries, to delivery points, or “hubs”.
      Power can be generated through a number of means, including the burning of refined crude oil products and natural gas, or through renewable means such as hydro-electric generation or wind. In contrast to natural gas and crude oil, power is a man-made “end” commodity that cannot be stored — it must be used as it is produced — and therefore is transported only within the regions in which it is generated.
      Natural gas and power contracts are traded based, in part, upon the location to which they are delivered. In North America, there are nearly 100 natural gas hubs (including the benchmark Henry Hub located in Louisiana), and approximately 15 power hubs. Market participants can trade contracts for natural gas or power based on any of these hubs, whose prices are determined by transportation costs and supply and demand at each hub. An example of a leading regional power contract is the PJM financial power contract, which is based on power generated in the Pennsylvania, New Jersey and Maryland region. Further, natural gas market participants often enter into basis swaps that hedge the difference in cost between delivery to the benchmark Henry Hub and another hub that may be closer to the participants’ preferred point of delivery. The diagrams below illustrate the locations of some of the major North American natural gas and power hubs.
Major North American Natural Gas Hubs

Major North American Power Hubs

Source:	Energy Information Association (EIA); Intelligence Press Inc.

Derivatives and Physical Commodities Contracts
      In addition to being characterized by an underlying commodity or component asset, derivative contracts are further characterized by physical delivery or financial settlement, as well as the term of the contract. The contracts with the greatest liquidity are those that have settlement or expiry dates within the following one or two months, called the prompt or front months. Contracts that have settlement dates one year out or longer, referred to as the back months, tend to be less actively traded.
      Participants in the markets for energy commodities trading include industrial firms that produce or use energy products and financial institutions, among others. These market participants pursue a range of trading strategies for a variety of reasons, including:

•	Risk Management: Firms that produce or consume commodities may use physical or derivative contracts to hedge their exposure to future price movements.

•	Asset Allocation: Derivative contracts allow market participants to gain market exposure to the returns or diversification offered by a particular commodity or group of commodities without investing in the underlying physical asset.

•	Speculation: Market participants that have a specific view on the direction of commodity prices may buy or sell derivative contracts in anticipation of benefiting from a commodity’s directional price movement, whether rising or falling.

•	Arbitrage: Market participants may buy or sell derivative contracts in an attempt to profit from perceived value differences among related commodities, or correlated asset classes, or between the derivatives and physical markets.

•	Physical delivery: Firms that consume or are under contractual obligations to deliver or purchase energy commodities in physical form, such as a natural gas distribution company, may enter into a contract that will give them the right to receive or sell a specified quantity of the underlying commodity at a specified time and location in the future.
      There are two types of market structures within the energy commodities trading sector — the futures market and the OTC market. These market structures are distinguished by their unique regulatory, participatory, reporting and operational requirements.

The Futures Market
      According to the Futures Industry Association, the broader futures market is comprised of more than 50 government-regulated exchanges located in 29 countries, including 11 exchanges located in the United States. Until the early 1970s, futures markets were restricted to commodities (e.g., wheat, copper, sugar). Since that time, futures markets have expanded to incorporate additional market sectors, including: currencies, interest rate instruments and stock indices. Futures exchanges that trade energy commodities include, among others, NYMEX (which principally trades in futures on energy and precious metals) and The Tokyo Commodity Exchange (which principally trades futures on gold, silver, platinum, crude oil, gasoline, kerosene and rubber) and, to a lesser extent, the Chicago Mercantile Exchange, or CME (which principally trades futures on interest rates, stock indices, foreign currencies and agricultural commodities) and the Chicago Board of Trade, or the CBOT (which principally trades futures on financial instruments, agricultural commodities, precious metals and equity indices). In addition to offering trading of standardized contracts, futures exchanges provide access to a centralized clearing system. Commodity futures exchanges are regulated in the United States by the CFTC and are required to publish certain information, such as prices and participant information. Commodity futures exchanges are regulated in the United Kingdom by the FSA.
      A futures exchange typically operates as an auction market, where trading is conducted either on an open-outcry trading floor or on an electronic platform. In an auction market, prices are established publicly either on the floor or on a screen by participants posting bids, or buying indications, and offers, or indications to sell. In a typical futures market, participants can trade two types of instruments:

•	Futures: A future is the most common exchange-traded commodity contract. It is a standardized contract to buy or sell a specified quantity of an underlying asset during a particular month (an exact delivery date is not specified). Delivery amounts are standardized and differ by commodity. For example, the IPE Brent Crude futures contract has a contract quantity of 1,000 net barrels, or 42,000 U.S. gallons. The price of the futures contract is determined through the auction process on the exchange. These contracts are settled through either physical delivery or cash settlement.

•	Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) an underlying futures contract at a price determined at the time of the execution of the option.
      Historically, trading in futures contracts took place exclusively through face-to-face interaction on a physical trading floor of an exchange, also known as a “pit”, through an auction process known as “open-outcry”. In an open-outcry market, the matching of buyers and sellers is achieved by traders in the pit locating other traders in the pit who have an opposite trading interest. As the name implies, traders “cry out” their bids and offers, often in combination with a system of hand signals, with the objective of finding a counterparty with whom to trade.
      The trading floor imposes physical limitations on the number of traders who can trade or observe the market at any one time. Therefore, exchanges generally restrict direct access to their trading floor to a limited number of exchange members. This limited access may drive up the price of membership on the exchange, and requires non-members to execute trades through intermediaries, such as brokers known as futures commission merchants, or FCM’s, who are members of the exchange. As a result of these physical limitations, the open-outcry model is inefficient in certain respects, including the high cost of operating and accessing a physical trading floor, the relatively slow speed of execution, the inefficiencies inherent in requiring participants to use multiple intermediaries to complete transactions, and the increased risk of error arising from miscommunication. These inefficiencies have caused many futures exchanges to develop electronic trade execution facilities over the last decade, thereby reducing the access limitations and inefficiencies of open-outcry trading.
      All futures contracts and options on futures contracts are cleared through a central clearinghouse. Clearing is the procedure by which each futures and options contract traded on an exchange is novated, or replaced, with a contract with the clearinghouse. In this process, the clearinghouse is interposed between the trading parties and becomes the buyer to each member firm that is a seller, and the seller to each member firm that is a buyer. By interposing itself between the member firm parties of every trade, the clearinghouse guarantees each member firm party’s performance, and eliminates the need to evaluate counterparty credit risk. FCMs function, in turn, as intermediaries between market participants and a clearinghouse. From the participant’s perspective, the FCM is the counterparty to a cleared trade, as the contract is cleared by the clearinghouse in the name of the FCM. From the clearinghouse’s perspective, the FCM is the counterparty to the trade. In effect, the clearinghouse takes on the counterparty credit risk of the FCM, and the FCM assumes the credit risk of each counterparty, which is partially offset by capital held by the FCM with respect to each counterparty.
      Some futures exchanges, such as NYMEX, CME and Eurex, own and operate their own clearinghouse. Other exchanges contract for their clearing services with a third party. For example, we clear our futures contracts through LCH.Clearnet and the CBOT clears its contracts through the clearinghouse operated by CME.
The OTC Market
      Over-the-counter, or OTC, is a term used to describe trading activity that does not take place on a regulated exchange. According to the Bank for International Settlements, 84% of the volume of all derivative contracts traded in 2004 took place in the OTC market. In this market, commercial market participants have historically entered into negotiated, bilateral contracts, although in recent years participants have begun to take advantage of cleared OTC contracts that, like futures contracts, are standardized and cleared through a central clearinghouse.
      In contrast to the limited range of futures contracts available for trading on regulated exchanges, participants in the OTC markets have the ability to trade an unlimited number of customized contracts, which may specify contract terms, such as the underlying commodity, delivery date and location, term and contract size. Furthermore, while exchanges typically limit their hours of operation and restrict direct trading access to a limited number of exchange members, OTC markets operate virtually around the clock and do not impose membership requirements.
      Financially settled OTC contracts are classified as derivatives — meaning that the contract is settled through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity. Physical contracts provide for settlement through physical delivery of the underlying commodity. Physical contracts may be entered into for either immediate delivery of a commodity, in the cash or “spot” market, or for delivery of a commodity at a specified time in the future, in the “forward” market. Forward contract prices are generally based on the spot market prices of the underlying commodity, since long-term contracts evolve into short-term contracts over time.
      Several types of contracts are typically traded in the OTC market:

•	Forwards and Swaps: A forward contract is an agreement between two parties to deliver a specified quantity of an underlying asset, on a specified date, and at a specified location. Unlike futures contracts discussed above, forward contracts are not standardized, but can be negotiated on an individual basis between counterparties. Swaps generally are contracts between the holders of two different assets with differing risk and performance profiles in which the risk or performance characteristics are exchanged. Swaps may be settled against the future price of a single commodity or against an index of commodity prices.

•	Differentials and Spreads: Differentials, or basis swaps, are contracts that allow counterparties to “swap” delivery (or the financial equivalent of delivery) of a commodity between two different delivery points. For example, trading parties may enter into a basis swap for natural gas by swapping delivery of natural gas at the benchmark Henry Hub for delivery at any one of the nearly 100 other hubs in North America. This type of contract allows market participants to hedge or speculate on forward natural gas prices in various markets. The price of a basis swap contract is based on the cost differential between delivery at each hub. Spreads are the simultaneous purchase and sale of forward contracts for different months, different commodities or different grades of the same commodity.

•	Options: Options are contracts that convey to the buyer the right, but not the obligation, to require the seller to make or take delivery of a stated quantity of a specified commodity at a specified price.

Options may also be cash settled, based on the difference between the market price of the underlying commodity and the price of the commodity specified in the option.

      As a general matter, OTC transactions may be entered into directly between two counterparties, or they may be entered into through a broker. Trading in the OTC commodities markets has traditionally been carried out through brokers who conduct trades with their customers over the telephone, commonly referred to as “voice brokers”. Upon receiving an order from a customer, a broker attempts to find a counterparty for the proposed trade. Once the broker has matched a firm bid with a firm offer and completes the deal telephonically, the seller must send a confirmation fax or similar documentation to the buyer to confirm the trade. Each counterparty then enters the details of the trade into its respective internal risk management system. This traditional method of OTC commodities trading tends to be relatively slow, prone to errors and can involve relatively high transaction costs.
      Since participants in the OTC commodities markets have traditionally entered into individually negotiated bilateral contracts, the OTC markets have traditionally been characterized by fragmented liquidity and a lack of price transparency. Without a centralized, comprehensive source of pricing data and an observable, real-time market for a specific contract, it was often difficult for market participants to determine the best price available for their trade.
      Because bilateral OTC contracts are entered into and settled on a principal-to-principal basis, each party is exposed to counterparty credit risk. Therefore, traditionally, OTC market participants have relied heavily on their internal risk management systems to monitor and mitigate counterparty credit and performance risk. In recent years, a growing number of markets, including ours, have begun to offer clearing for some of the more commonly traded OTC contracts to address the risks associated with entering into bilateral agreements. Participants who choose to trade cleared OTC products must have an account with a FCM.
      A key structural difference between futures and cleared OTC forward markets on the one hand and equity markets on the other hand is the need for a trader in the futures or OTC forward markets to close out a long or short position through the same exchange on which the original position was established. This has the benefit of retaining the open interest at that exchange. In contrast, traders in equity markets can execute any trade on any exchange with quality and cost of execution being the only considerations.
Industry Size and Growth
      The volume of energy derivative contracts traded for any specific commodity tends to be a multiple of the physical production of that commodity. For example, the equivalent of approximately 310 million barrels of crude oil was traded on the IPE and NYMEX on average each day during 2004, or 3.75 times physical consumption and production during the same period. In the natural gas market, the volume of financially-settled contracts traded in North America during the first nine months of 2004 represented 172 trillion cubic feet, or approximately 8.4 times the 20.4 trillion cubic feet consumed during the same period, according to the International Energy Agency, or IEA.
      The global growth in consumption of physical energy commodities is largely tied to global GDP growth. According to the International Energy Agency, or IEA, global consumption and production of crude oil in 2004 totaled 83 million barrels per day. By 2025, the Energy Information Administration, a division of the U.S. Department of Energy, or EIA-DOE, expects global oil demand to increase to 120 million barrels per day. Natural gas consumption in 2003 (the most recent year for which data is available) by the 30 nations comprising the OECD was 49 trillion cubic feet.
      Energy commodities as an investable asset class have experienced tremendous growth in recent years. For example, in 1996, $2.0 billion was invested in funds tracking the Goldman Sachs Commodity Index, 70% of which is allocated to energy products. By the end of 2004, that amount had risen ten-fold, to more than $25.0 billion, implying a 37% compound annual increase. Additionally, according to the Futures Industry Association, the number of energy futures contracts traded in 2004 was 243.5 million, up from 68.7 million contracts traded in 1995, a growth rate of 15% per annum.

      The following chart illustrates the growth in the volume of energy futures contracts traded from 1995 through 2004.
Global Energy Futures Industry Volume(1)
Industry Trends
      We believe that the increasing interest in energy derivatives trading is being driven primarily by the following key factors:

Growth in Electronic Trading
      Innovations in technology have increased the speed of communications and the availability of information, which have enabled market participants to access and participate in the commodities markets more easily and quickly and less expensively. During the last decade, the use of electronic trading has become increasingly prevalent, and offers a number of advantages relative to floor-based trading, including:

•	direct market access and the elimination of physical trading barriers;

•	the ability to trade multiple products on multiple exchanges simultaneously;

•	improved speed and quality of trade execution;

•	significant reduction of direct and indirect transaction costs;

•	ease of direct integration with internal risk management systems;

•	greater transparency for market participants and observers;

•	extended trading hours and the availability of cross-border trade execution; and

•	improved regulatory oversight and ease of complete and accurate record-keeping.
      These advantages are encouraging an increasing number of market participants to transition to electronic energy trading. In addition, a number of market participants only trade electronically. Because energy commodity futures have historically traded on open-outcry exchanges, these market participants, including several proprietary trading firms and hedge funds, have been unable or unwilling to trade these products in the past.

      The shift toward electronic trading is evident in both futures and OTC markets. Celent estimates that 17% of U.S. energy commodities trading is conducted electronically, and expects this figure to increase to 29% by 2008. In the futures market, the growth in trading volumes on electronic exchanges such as Eurex and LIFFE in Europe, and hybrid markets with both floor and significant electronic operations such as CME, has significantly outpaced the volume growth on historically floor-based exchanges such as the IPE, NYMEX, and the CBOT during the last five years.
      The figure below illustrates the volume growth of six major global futures exchanges, indexed from 1999 to 2004.

Lower Barriers to Entry for Market Participants
      The barriers to entry for trading in energy derivatives have traditionally been significant, which has limited the ability of many traders to participate in this market. In recent years, a considerable erosion of these barriers has occurred largely due to the availability of electronic trading. In addition to electronic trading, other changes in market structure contributing to lower barriers to entry include:

•	Declining exchange membership fees: Growing competition among exchanges has resulted in some futures exchanges reducing the cost of exchange membership.

•	Use of independent software vendors: ISVs are firms that develop and market software that provides direct access to various electronic markets. ISVs allow participants to access multiple exchanges through a single interface and are typically well integrated with participants’ internal risk management systems. For example, proprietary trading firms frequently use ISVs to connect to multiple exchanges. ISVs have significantly expanded market access, including at multiple locations that are great distances from major market centers, which has in turn increased the number of active traders in the market.

•	Introduction of cleared OTC contracts: As described above, trading in the OTC markets traditionally has required participants to assume counterparty credit risk. However, energy markets now feature cleared OTC contracts, beginning with the introduction of these contracts in our markets in 2002. Cleared OTC contracts allow participants to limit counterparty credit risk and lower the amount of capital required to trade.

Increasing Adoption of Energy Commodities as an Investable Asset Class
      Investors’ interest in energy commodities as an asset class has experienced significant growth in recent years. A number of attributes inherent to energy commodities have contributed to this growth including:

•	Higher Volatility: Energy commodities generally experience greater price volatility than other asset classes, such as stocks or bonds, because their prices are impacted by a greater array of risks, including weather, geopolitical events, OPEC quotas and supply interruptions. Volatility increases the need to hedge contractual price risk and creates opportunities for speculative trading and arbitrage.

The following table illustrates the historical volatility of natural gas and crude oil, compared to that of stocks and bonds.

•	Geopolitical Risk: The price level and volatility of energy commodities, and oil in particular, tend to reflect events in the geopolitical environment. Therefore, market participants seeking exposure to, or a hedge against, global events in their investment portfolio, or seeking to speculate on the directional movement of a price in response to a particular event, may find energy commodity derivatives attractive.

•	Low/Negative Correlation with Other Asset Classes: According to a study conducted by the National Bureau of Economic Research in June 2004, the correlation between price movements in energy derivatives and those in stock indices and bonds has historically been negative for holding periods of greater than one month — meaning that prices in the energy derivatives markets generally move in the opposite direction of price movements in the stock and bond markets. For shorter holding periods (i.e., one month or less), this correlation has historically been insignificant. This low/negative correlation has made energy derivatives an attractive way to hedge and improve the overall risk profile of an investment portfolio.

•	Asset Diversification: As investors seek to increase investment yield while minimizing portfolio risk, investment professionals have sought to diversify into additional asset classes. As a result of this trend, use of derivative contracts related to the energy sector has grown, and with the increased availability and accessibility of electronic trading we believe it will continue to grow, as a component of investors’ portfolios.

•	Attractive Investment Returns: Competition for above-market returns has been driving an increasing number of money managers to search for, and invest in, new asset classes. We believe the strong historical performance of commodities relative to other asset classes is an important factor that has led to their increasing attractiveness as an investment option.
      The following diagram illustrates the performance of selected energy commodities compared to selected traditional asset classes over a ten-year period.
10-Year Indexed Performance of Energy Commodities vs. Traditional Assets

New Market Participants
      Recent growth in energy derivatives trading has been driven in part by increased participation in energy markets by the following categories of market participants:

•	Financial institutions: Financial institutions are expanding their capabilities and resources in energy commodities trading, attempting to capitalize on increased energy market volatility as well as to leverage their deep client relationships, strong credit ratings, and sophisticated risk management controls. For example, some financial institutions in recent years have become owners of utilities and other energy production facilities, increasing their participation in these markets for hedging purposes. In addition, many independent utility operators, which are exposed to market price risk, are outsourcing their hedging activity to financial institutions.

•	Hedge funds: Hedge funds have committed significant capital in recent years to trading in energy commodities in search of above-market, uncorrelated investment returns, and today play a role in providing liquidity in certain energy markets. Global macro funds (the most-employed hedge fund strategy in terms of invested capital) are actively increasing their exposure to energy commodities, and it is estimated that as many as 300 new energy-focused funds may launch in 2005, according to Investment Dealers’ Digest.

•	Proprietary trading firms: The number of proprietary trading firms has increased in conjunction with the migration toward electronic trading. Definitive data on the number of these firms, the number of traders they employ, or their contribution to current daily trading volume is not readily available, although we believe that their ability to provide liquidity is and will continue to be significant. Given that the barriers to entry for traders working at these types of firms are relatively low — requiring at a minimum a “screen”, a nominal amount of their own capital, a credit line and access to execution services — we expect that the number of these market participants will continue to increase.

•	Institutional investors: Institutional investors, such as pension funds, are increasingly allocating a growing percentage of their funds to commodities to maximize the benefits of diversification. According to Celent, pension funds currently allocate an estimated three to five percent of their overall portfolio to commodities. Additionally, Celent notes that insurance companies, foundations and endowments have begun to show interest in the commodities sector.

BUSINESS
Overview
      We operate the leading global futures and over-the-counter, or OTC, marketplace for trading a broad array of energy products. Our marketplace brings together buyers and sellers of derivatives and physical energy commodities contracts through our leading, Internet-based electronic trading platform. Our electronic platform increases the accessibility and transparency of the energy commodities markets and enhances the speed and quality of trade execution. The open architecture of our business model — meaning our ability to offer centralized access to trading in futures and OTC contracts on a cleared or bilateral basis through multiple interfaces — allows our participants to optimize their trading operations and strategies. We conduct our OTC business directly, and our futures business through our wholly-owned subsidiary, the International Petroleum Exchange, or the IPE. The IPE is the largest energy futures exchange in Europe, as measured by 2004 traded contract volumes.
      During 2004, 35.5 million contracts were traded in our futures markets both on our electronic platform and on our open-outcry trading floor and 31.0 million contracts were traded in our OTC markets, up 6.6% from 33.3 million futures contracts traded in 2003 and up 27.6% from 24.3 million OTC contracts traded in 2003. Our revenues consist primarily of transaction fees, trading access fees and market data fees. On a consolidated basis, we generated $108.4 million in revenues in 2004, a 15.6% increase compared to $93.7 million in 2003, and $21.9 million in net income in 2004, a 64.1% increase compared to $13.4 million in 2003. We recorded consolidated net cash provided from operations of $40.2 million in 2004, a 48.2% increase compared to $27.1 million in 2003.
Our History
      In 1997, Jeffrey C. Sprecher, our founder, chairman and chief executive officer, acquired Continental Power Exchange, Inc., or CPEX, our predecessor company, to develop a platform to provide a more transparent and efficient market structure for OTC energy commodities trading. In May 2000, our company was formed, and CPEX contributed to us all of its assets, which consisted principally of electronic trading technology, and its liabilities, in return for a minority equity interest in our company. In connection with our formation, seven leading wholesale commodities market participants, which we refer to as our Initial Shareholders, acquired equity interests in our company and entered into order flow agreements with us. In November 2000, six leading natural gas and power companies, which we refer to as the Gas and Power Firms, acquired equity interests in our business, entered into order flow agreements with us and made a $30 million cash payment to us. The order flow agreements, which committed the Initial Shareholders and the Gas and Power Firms to execute minimum annual volumes of transactions on our electronic platform, expired between 2002 and 2003. We currently have no order flow agreements in effect with any market participant.
      In June 2001, we expanded our business into futures trading by acquiring IPE Holdings Plc, the owner of the IPE, which, at the time, was operated predominantly as a floor-based, open-outcry exchange. The IPE had been seeking to expand its electronic trading capabilities since the late 1990s following the emergence of the industry trend toward electronic trade execution. At the time, we were seeking to expand our product offerings and to gain access to clearing and settlement services. Based on the complementary nature of our businesses, we decided to acquire the IPE to develop a leading platform for energy commodities trading that would offer liquidity in both the futures and OTC markets. The IPE, as a regulated futures exchange, had both established liquidity and a recognizable brand name in global energy markets. Prior to our acquisition of the IPE, we conducted trading only in OTC markets.
      We believe that we have achieved many strategic benefits through the successful integration of futures markets into our business. For example, we have been able to expand our product offerings through the introduction of the industry’s first cleared OTC products, which we were able to offer in conjunction with the IPE’s third-party clearing provider, LCH.Clearnet. Our acquisition of the IPE included a futures market data business, which, together with the market data generated by trading activity in our OTC markets, has given us access to a broad and valuable range of data related to the energy commodities markets. We have developed, and intend to continue to develop, these market data services to increase and diversify our revenues.

Our Business
      Our marketplace is globally accessible, promotes price discovery and offers participants the opportunity to trade a variety of energy products. Our key products include contracts based on crude or refined oil, natural gas and power. Our derivative and physical products provide participants with a means for managing risks associated with changes in the prices of these commodities, asset allocation, ensuring physical delivery of select commodity products, speculation and arbitrage. The majority of our trading volume is financially settled, meaning that settlement is made through cash payments based on the value of the underlying commodity, rather than through physical delivery of the commodity itself.
      We operate our business in two distinct markets: futures markets and OTC markets. Futures markets offer trading in standardized derivative contracts on a regulated exchange and OTC markets offer trading in over-the-counter derivative contracts, including contracts that provide for the physical delivery of an underlying commodity and contracts that provide for financial settlement based on the prices of underlying commodities. All futures and cleared OTC contracts are cleared through a central clearinghouse. We offer OTC contracts that can be traded on a bilateral basis and certain OTC contracts that can be traded on a cleared basis. Bilateral contracts are settled between counterparties, while cleared contracts are novated to a third party clearinghouse, where they are marked to market and margined daily before final settlement at expiration.
      We operate our futures markets through our subsidiary, the IPE, a Recognized Investment Exchange, or RIE, based in London, and currently offer trading both on our electronic platform and on our open-outcry trading floor. We operate our OTC markets exclusively on our electronic platform. In addition to trade execution, our electronic platform offers a comprehensive suite of trading-related services, including electronic trade confirmation, access to clearing services and risk management functionality. Our trading-related services are designed to support the trading operations of our participants. Through our electronic platform, we are able to facilitate straight-through processing of trades, and to provide seamless integration of front-, back- and mid-office trading activities. We also offer a variety of market data services for both the futures and OTC markets.
      To take advantage of the increasing acceptance and adoption of electronic trading, and to maintain and enhance our competitive position, we recently announced our intention to close our open-outcry trading floor in London on April 7, 2005. Thereafter, all futures trading will be conducted exclusively on our electronic platform. For a discussion of this announcement and the strategic and financial benefits we expect to achieve, see “— Recent Developments”.
      The following diagram illustrates the range of services we are able to offer through our electronic platform:

Futures Business
      We conduct our futures business through our subsidiary, the IPE. The IPE operates as an RIE in the United Kingdom, where it is regulated by the FSA. The IPE was founded in 1980 as a traditional open-outcry auction market by a group of leading energy and trading companies. Only exchange members may execute trades in our futures markets, for their own or others’ account. Our members and their participants include many of the world’s largest energy companies and leading financial institutions.
      In our futures markets, we offer trading in the IPE Brent Crude futures contract, a benchmark contract relied upon by certain large oil producing nations to price their oil production. This contract is the leading benchmark for pricing crude oil produced and traded outside of the United States, and for pricing a majority of the world’s traded oil products. We believe that market participants are increasingly relying on the IPE Brent Crude contract for their hedging and risk management activities, as evidenced by steady increases in traded volumes over the past several years. In 2004, the average daily volume in our futures markets in Brent Crude was approximately 100 million barrels of oil with an average daily notional value of over $3.7 billion.
      We earn fees from both parties to each futures contract (or option on a futures contract) traded in our markets, based on the number of contracts traded. Exchange fees earned from contracts traded in our futures markets were $45.5 million in 2004, representing 42.0% of our consolidated revenues, and $40.0 million in 2003, representing 42.6% of our consolidated revenues. We derived revenues from the provision of market data services of $6.3 million, or 5.8% of our consolidated revenues for 2004, and $6.3 million, or 6.7% of our consolidated revenues in 2003. In 2004, over 35.5 million contracts were traded in our futures markets, representing a 6.6% increase as compared to 33.3 million contracts traded in 2003. For the period from November 1, 2004 through February 28, 2005, 26.9% of our futures trading volume in the IPE Brent Crude futures contract was executed electronically.

OTC Business
      In our OTC business, we operate OTC markets through our globally accessible electronic platform. We offer trading in thousands of OTC contracts, which cover a broad range of energy products and contract types. These products include derivative contracts as well as contracts that provide for physical delivery of the underlying commodity, in each case principally relating to natural gas, power and oil. We are able to offer a wide selection of derivative contracts in our OTC markets due to the availability of various combinations of commodities, product types, “hub” locations and term or settlement dates for a given contract.
      Our participants, representing many of the world’s largest energy companies and leading financial institutions, as well as proprietary trading firms, natural gas distribution companies and utilities, rely on our platform for price discovery, hedging and risk management. As of February 28, 2005, we had over 4,900 active screens at over 890 OTC participant firms, and on a typical trading day, over 3,600 individual screen users connect to our platform for trading, risk management and price discovery.
      In order to provide participants with access to centralized clearing and settlement, we launched the industry’s first cleared natural gas and oil OTC products in March 2002, and introduced our first cleared OTC power contracts in November 2003. Our most liquid OTC markets include contracts that can be traded bilaterally or cleared. In 2004, 31.0 million contracts were traded in our OTC markets with an aggregate notional value of $536.8 billion, of which 18.1 million contracts were cleared, representing $300.7 billion in notional value.
      Revenues in our OTC business are generated primarily through commission fees earned for trades executed on our platform and for the provision of OTC market data and electronic trade confirmation services. While we charge a monthly minimum commission fee for access to our platform, we derive a substantial portion of our OTC revenues from commission fees paid for trade execution in excess of the monthly minimum volume requirements. Our OTC commission rates vary by product and contract, and we charge a fixed commission rate based on the volume of commodity underlying the contract traded. For example, power is traded in units of megawatt hours — on average, one megawatt hour would supply power to approximately 1,000 homes for approximately one hour. Commission fees are payable by both parties to a contract and, for bilateral trades, are due generally within 30 days of the invoice date. For cleared OTC contracts, LCH.Clearnet collects our commission fees as they are incurred and pays us monthly. We do not risk our own capital in transactions or extend credit to market participants.
      We derived commission fees for OTC trades executed on our electronic platform of $43.5 million in 2004, or 40.2% of our consolidated revenues, and $34.2 million in 2003, representing 36.5% of our consolidated revenues. We derived revenues from the provision of market data services of $3.4 million, representing 3.1% of our consolidated revenues in 2004, and $1.4 million, or 1.5% of our consolidated revenues in 2003.
      We have significantly broadened and diversified our participant base since our inception. In the past, our Initial Shareholders and the Gas and Power Firms were both our principal shareholders and the principal users of our electronic platform. The total commission fee revenues earned from these firms and our other shareholders accounted for 25.1%, 40.4% and 61.2% of our total OTC commission fee revenues, in 2004, 2003 and 2002, respectively.
Our Competitive Strengths
      We have established ourselves as the leading marketplace for global futures and OTC energy commodities trading by leveraging a number of key strengths, including:

•	highly liquid global markets and benchmark contracts;

•	leading electronic energy trading platform;

•	integrated access to futures and OTC markets;

•	highly scalable, proven technology infrastructure;

•	transparency and independence;

•	strong value proposition; and

•	strong management team.

Highly Liquid Global Markets and Benchmark Contracts
      We offer liquid markets in a number of the most actively traded global energy commodities products. We operate the leading market for trading in Brent Crude futures. The IPE Brent Crude futures contract is the leading benchmark for pricing crude oil produced and consumed outside of the United States, and for pricing a majority of the world’s traded oil products. We also operate the leading market for trading in cleared OTC Henry Hub natural gas contracts, with 17.0 million contracts traded in 2004. Henry Hub natural gas markets are the most liquid natural gas markets in North America. We believe that our introduction of cleared OTC products has enabled us to attract significant liquidity in the OTC markets we operate.
      The following table shows the notional value and number of commodities futures contracts traded in our futures markets (for both open-outcry and electronic trading). The notional value of contracts represents the aggregate value of the underlying commodities covered by the contracts.

	Year Ended December 31,

	2004		2003

	Number of		Number of
	Contracts	Notional Value	Contracts	Notional Value

	(in thousands)	(in billions)	(in thousands)	(in billions)
IPE Brent Crude futures	25,458	$955.3	24,013	$665.7
IPE Gas Oil futures	9,356	318.4	8,430	208.2
IPE Natural Gas futures	649	33.7	815	27.2

      The following table shows the notional value and number of OTC commodities contracts traded on our electronic platform in our most significant OTC markets:

	Year Ended December 31,

	2004		2003

	Number of		Number of
	Contracts	Notional Value	Contracts	Notional Value

	(in thousands)	(in billions)	(in thousands)	(in billions)
North American natural gas	25,574	$388.2	13,703	$186.4
North American power	1,700	62.5	848	26.7
Global oil	3,580	62.3	6,636	71.3

Leading Electronic Energy Trading Platform
      Our leading electronic trading platform provides centralized and direct access to trade execution and real-time price discovery. We operate our OTC markets exclusively on our electronic platform and have accelerated full transition of our futures markets to electronic trading. Our electronic platform has enabled us to attract significant liquidity from traditional market participants as well as new market entrants seeking the efficiencies and ease of execution offered by electronic trading. We have developed a significant global presence with approximately 4,900 active trading screens at over 890 OTC participant firms and over 140 futures participant firms as of February 28, 2005.

Integrated Access to Futures and OTC Markets
      We attribute the growth in our business in part to our ability to offer market participants integrated access to futures and OTC markets. Our integrated and electronic business model allows us to respond rapidly to our participants’ needs, changing market conditions and evolving trends in the markets for energy commodities trading. We believe that our demonstrated ability to develop and launch new products for both the futures and OTC markets provides us with several competitive advantages, including:

•	Multi-Product Trading: We operate a globally accessible platform that offers a seamless interface between trading in futures products and options on those products, as well as a broad range of OTC products. By offering trading in multiple markets and products we provide our participants with maximum flexibility to implement their trading and risk management strategies.

•	Multiple Access Options: Our participants can access our marketplace through a variety of means, including through our Internet-based electronic trading platform, proprietary front-end systems, ISVs, and brokerage firms. ISVs allow market participants to access multiple exchanges through a single interface, which is integrated with the participants’ risk management systems.

•	Cleared and Bilateral OTC Trading: In March 2002, we were the first market to introduce cleared OTC energy contracts. We believe that the introduction of cleared energy contracts in the OTC markets we operate has attracted new participants to our markets by reducing bilateral credit risk and administrative burdens and by improving capital efficiency. Today, our participants can trade bilateral and cleared contracts side-by-side on our platform.

Highly Scalable, Proven Technology Infrastructure
      Our Internet-based electronic trading platform provides rapid trade execution and is, we believe, one of the world’s most flexible, efficient and secure systems for commodities trading. We have designed our platform to be highly scalable, meaning that we can expand capacity and add new products and functionality efficiently, at relatively low cost and without disruption to our markets. Trades on our platform are executed on average in 250 milliseconds, or one quarter of a second, compared to up to a minute or more for execution of an order through a traditional voice broker. Our platform can also be adapted and leveraged for use in other markets, as demonstrated by the decision of the Chicago Climate Exchange, or CCX, to operate its emissions-trading market on our platform. We believe that our commitment to using technology to develop our platform will continue to contribute to the growth and development of our business.

Transparency and Independence
      We offer market participants price transparency, meaning a complete view of the depth and liquidity of our markets, through our electronic platform. This is in contrast to the lack of transparency of many open-outcry exchanges and voice-brokered markets. All participant orders placed on our platform are executed in the order in which they are received, ensuring that all orders receive equal execution priority. In addition, the transparency of our platform facilitates market regulation through increased market visibility and the generation of complete records of all transactions executed in our markets.
      In contrast to many of our competitors, our company is governed independently and impartially and in a manner intended to promote shareholder value and the operation of fair and efficient markets. We believe that this governance structure provides us with greater flexibility to launch new products and services, and evaluate and pursue growth opportunities while ensuring impartial treatment for our participants. In addition, we do not participate as a principal in any trading activities, which allows us to avoid potential conflicts of interest that could arise from engaging in trading activities while operating our marketplace.

Strong Value Proposition
      We believe that, by using our electronic platform, market participants can achieve price improvement over alternate means of trading. Electronic trade execution offers cost efficiencies by providing firm posted prices and reducing trade-processing errors and back office overhead, and allows us to accelerate the introduction of new products on our platform. The combination of electronic trade execution and integrated trading and market data services facilitates automation by our participants of all phases of trade execution and processing from front-office to back-office, and ranging from trading and risk management to settlement. In addition, in our futures business, we offer substantially lower membership fees than those required to join other exchanges. For example, as of March 2005, the price of membership, or a seat, on NYMEX was $1.82 million, while the prevailing price of a CBOT membership was $1.36 million. In contrast, members of our futures exchange are only required to pay membership fees of up to a maximum of £6,000 per annum, or approximately $11,500.

Strong Management Team
      Our management team has on average over 19 years of experience in the energy and financial services sectors. Our founding management team includes Jeffrey C. Sprecher, our chairman and chief executive officer, Charles A. Vice, our chief operating officer, and Edwin Marcial, our chief technology officer. We enhanced our management team with additional noteworthy professionals, including Richard V. Spencer, our chief financial officer, and David S. Goone, our head of business development and sales. We later integrated the managerial talent of Dr. Richard Ward, the IPE’s chief executive officer, following our acquisition of the IPE. Our management team has successfully developed and deployed our electronic platform, integrated the IPE into our business, developed and launched our electronic trade confirmation system and introduced the industry’s first cleared OTC energy contracts. We believe that the proven strength and experience of our management team will continue to provide us with a competitive advantage in executing our business strategy.
Our Growth Strategy
      We seek to advance our leadership position by focusing our efforts on the following key strategies for growth:

•	attract new market participants;

•	increase connectivity to our marketplace;

•	expand our market data business;

•	develop new trading products and services; and

•	pursue select strategic opportunities.

Attract New Market Participants
      In recent years, our customer base has expanded and diversified due to the emergence of new participants in the energy commodities markets. These new participants include financial services companies, such as investment banks, hedge funds, proprietary trading firms and asset managers, as well as industrial businesses that are increasingly engaging in hedging, trading and risk management strategies. Many of these participants have been attracted to the energy markets in part due to the availability of electronic trading, primarily through our platform. We intend to continue to expand our participant base by targeting these and other new market participants and by offering electronic trade execution and processing capabilities that appeal to a broad range of market participants.

Increase Connectivity to Our Marketplace
      Our participants may access our electronic platform for trading in our futures markets through our own Internet-based front-end or through the front-end systems developed by any of seven ISVs. These represent a substantial portion of the ISVs that serve the commodities futures markets. Furthermore, participants in our futures markets can access our platform directly through their own proprietary interfaces or through a number of brokerage firms. Participants may access our OTC markets through our Internet-based front-end or, in the case of some of our most liquid markets, through a leading ISV. We intend to extend our initiatives in this area by continuing to establish multiple points of access with our existing and prospective market participants.

Expand Our Market Data Business
      We will continue to leverage the value of the market data derived from our trade execution, clearing and confirmation system by developing enhancements to our existing information services and creating new market data products. For example, in 2004, we introduced our Market Price Validation, or MPV, service, an information service that provides a means for subscribers to mark to market their month-end portfolios. We also publish daily transaction-based indices for the North American spot natural gas and power markets based on data collected from trading activity on our platform. In addition, we sell real-time and historical futures quotes and other futures market data through 43 data vendors that distribute this information, directly and through various sub-vendors, to approximately 19,000 subscribers. We believe that the database of information generated by our platform serves as the single largest repository of energy market data in North America. As a result of the breadth of our global data offerings, we believe that we are well positioned to meet the growing demand for increased availability of energy market data.

Develop New Trading Products and Services
      We continually develop and launch new products designed to meet market demand and the needs of our participants. In 2004, we launched two new electronically-traded futures contracts for U.K. power, and we, together with the European Climate Exchange, or ECX, plan to launch a futures contract on our platform in 2005 based on allowances issued under a government-sponsored program designed to control and reduce greenhouse gas emissions. During the past three years, we successfully launched over 25 new cleared OTC contracts, and we currently plan to introduce new products at a similar rate going forward. In particular, we believe there is an opportunity to increase electronic trading in oil contracts, since historically only a small percentage of all OTC oil trades have been executed electronically. We also intend to continue to introduce bilateral OTC contracts in less liquid, or niche, markets to satisfy the specific needs of our participants as they arise. We may also seek to license our platform to other exchanges for the operation of their market on our platform, as we have with ECX and CCX.

Pursue Select Strategic Opportunities
      We intend to pursue strategic acquisitions and alliances that will enable us to supplement our internal growth, expand our trading products and related services, advance our technology and take advantage of new developments in the markets for energy commodities trading. We focus on these key evaluation criteria when identifying and assessing potential strategic transactions.
Recent Developments
      On March 7, 2005, we announced our intention to close our open-outcry trading floor in London, effective April 7, 2005. Thereafter, all futures trading will be conducted exclusively on our electronic platform. Our decision was made to take advantage of the increasing acceptance and adoption of electronic trading and to maintain and enhance our competitive position in our futures markets. Since 2002, we have progressively transitioned our futures markets to electronic trading, and in November 2004 we closed the morning session for floor-based trading in the IPE Brent Crude futures contract and began offering trading in that contract during that session exclusively on our electronic platform. The full transition of all futures trading to our platform represents an acceleration of our strategy to develop an integrated electronic marketplace for side-by-side trading in both futures and OTC markets.
      We believe that electronic trading offers substantial benefits to our market participants. By using our electronic platform, in contrast to alternate means of trade execution, market participants are able to achieve price improvement and cost efficiencies through greater transparency and firm posted prices, reduced trading errors and the elimination of market intermediaries. In addition to these benefits, electronic trading offers operational, technological and regulatory benefits that we believe will make our markets more attractive to market participants. For a more detailed discussion of the advantages of electronic trading, please refer to “Industry Overview — Industry Trends — Growth in Electronic Trading”.
      We expect to achieve cost savings ranging from $6.0 million to $9.0 million per annum on an ongoing basis in connection with our decision to close the trading floor, although in the near term any cost savings will be offset by a charge we expect to take primarily in the second quarter of 2005 ranging from $6.0 million to $8.0 million. Furthermore, because our electronic platform can accommodate substantially greater trading volumes, and the cost of operating our platform is largely fixed, we expect to benefit from increased operating leverage in our futures business.
Our Products and Services
      We seek to provide our participants with centralized and direct access to the futures and OTC markets for energy commodities and derivatives trading as well as access to services that support their trading activities. The primary services we provide are electronic price discovery, trade execution and trade processing. We also offer a broad range of market data services for the futures and OTC markets.

Futures Trading
      We offer trading in futures contracts and options on those contracts through our subsidiary, the IPE. These include the IPE Brent Crude futures contract, the IPE Gas Oil futures contract, the Natural Gas futures contract, UK Power futures contracts, and options based on the IPE Brent Crude and Gas Oil futures contracts. The IPE Brent Crude futures contract is based on forward delivery of the Brent grade of crude oil and is used as a benchmark to price a majority of the world’s traded oil products. The IPE Gas Oil futures contract is a European heating oil contract and serves as a significant pricing benchmark for refined oil products in Europe and Asia.
      Our futures markets are highly regulated. As an RIE, the IPE is responsible for carrying out certain regulatory and surveillance functions. The IPE has its own regulatory, compliance and market supervision functions, as well as a framework for disciplining market participants who do not comply with exchange rules. Any information that the IPE obtains in its regulatory capacity is confidential. Trading in our futures markets is segregated on our platform from our OTC markets, and access requirements make clear the distinction between our futures and OTC markets.
      We offer electronic trading in each of the products offered in our futures markets and will offer electronic trading exclusively in our futures business following the closure of the open-outcry floor. The percentage of trades in our IPE Brent Crude futures contract executed on our electronic platform increased to an average of 26.9% of the total IPE Brent Crude volumes traded from November 1, 2004 through February 28, 2005 as the result of the introduction of an exclusive electronic morning session on November 1, 2004. We provide access to trading in our futures contracts and options on futures contracts on our electronic platform from 2:00 a.m. on Monday until 10:00 p.m. on Thursday, and from 2:00 a.m. until 8:30 p.m. on Friday (GMT).
      Electronic trading of our futures products is available to members and their participants. The electronic membership in our futures business runs in parallel to the membership structure for floor trading, and is discussed in more detail under “— Our Participant Base — Futures Business Participant Base — IPE Membership”. Following the migration of our remaining open-outcry futures trading activity to our electronic platform and the closure of the exchange floor, our futures membership structure will consist solely of members eligible to trade electronically.
      Members may access our trading platform directly via the Internet or an ISV. Customers of our members may obtain order-routing access to our markets through members. Once trades are executed on our platform, they are matched and forwarded to a trade registration system that routes them to LCH.Clearnet for clearing and settlement. Electronic trading allows some participants who might traditionally have transmitted orders by telephone to a broker to execute their orders electronically. However, participants may also continue to use the services of a broker.
      We have taken a number of steps to increase the accessibility and connectivity of our electronic platform, including opening our electronic platform to ISVs. Futures traders use either our platform, or a front-end system provided by an ISV or an IPE member for the purpose of accessing our futures markets. ISVs’ systems are linked to our electronic platform via our open application programming interfaces, or APIs. Our participants can currently access our platform using seven ISVs. We do not depend on the services of any one ISV for access to a significant portion of our participant base.
      We have made a number of additions to the functionality of our electronic platform in order to facilitate trading in futures contracts, including spread functionality, which allows trades of certain types to imply prices from one contract month to another, and the development of administrative and monitoring tools for use by our staff.

OTC Trading
      Our electronic platform offers real-time access to, and transparency of, the liquidity in our OTC markets — that is the complete range of bids, offers and volumes posted on our electronic platform. Our platform displays a live ticker for all contracts traded in our OTC markets and provides information relating to each trade, such as the cumulative weighted average price and transacted volumes by contract. We offer fast, secure and anonymous trade execution services, which we believe generally are offered at a lower cost compared with traditional means of execution.
      Our electronic platform provides trade execution on the basis of extensive, real-time price data where trades are processed accurately, rapidly and at minimal cost. We have designed our electronic platform to ensure the secure, high-speed flow of data from trading desks through the various stages of trade processing. We believe that the broad availability of real-time OTC energy market access and data, together with the availability of cleared OTC contracts at the same price as bilateral products, has allowed us to achieve a critical mass of liquidity in our OTC markets.

      The following diagram illustrates the processing of an OTC trade from order entry to recording in a company’s risk management system. This process typically occurs within a matter of seconds.
      OTC Products Overview. We offer market participants a wide selection of derivative contracts, as well as contracts for physical delivery of commodities, to satisfy their trading objectives, whether they relate to risk management, asset allocation, physical consumption or production, speculation or arbitrage. We offer trading in over 13,600 unique contracts as a result of the availability of various combinations of products, locations and strips — meaning the duration or settlement date of the contract. Excluding the strip element, over 740 unique contracts based on products and hub locations were traded in our OTC market in 2004. A substantial portion of the trading volume in our OTC markets relates to approximately 15-20 highly liquid contracts in natural gas, power and oil. For these contracts, the highest degree of market liquidity resides in the prompt, or front month, contracts, whereas that liquidity is reduced for contracts with settlement dates further out, or the “back months”.
      In addition, we offer trading in a wide range of complementary niche contracts. The scalability and flexible structure of our electronic trading platform makes the introduction of these contracts quick, efficient and relatively low cost. Our platform also allows us to offer the high degree of customization that the OTC participant demands to satisfy requirements and preferences.
      We characterize the range of instruments that participants may trade in our markets in this prospectus by reference to type of commodity (such as global oil, North American power, North American gas, etc.), products (such as forwards and swaps, differentials and spreads, and OTC options) and contracts (meaning products specified by delivery dates). For a discussion of these instruments generally, see “Industry Overview”. The OTC products available for trading in our markets fall into the following general contract types:

•	Forwards and Swaps: We offer forward contracts on products in the following commodities: North American power, European power and global precious metals. We offer swaps in the following commodities: global oil, North American power, North American gas, European gas and European power.

•	Differentials and Spreads: We offer basis trades in various natural gas markets, such as the Chicago pipeline basis swap (settled against the NGI index). We offer spreads in the following commodities markets: global oil, and North American natural gas and power.

•	OTC Options: We offer options on contracts in the following commodities: oil and North American gas.

      The following table indicates the number of unique commodities, products and contracts traded in our OTC business for the periods presented:

	Year Ended December 31,

	2004	2003	2002

Commodities markets traded(1)	9	10	17

Products traded	742	721	731

Contracts traded	13,654	13,812	23,669

(1)	There is currently little to no liquidity in the commodities markets for physical global oil, physical and financial North American coal, North American emissions, North American weather and physical and financial North American natural gas liquids on our platform.
      Cleared OTC Contracts. We developed the concept of cleared OTC energy contracts, which provide participants with access to centralized clearing and settlement arrangements through LCH.Clearnet. We launched the first cleared OTC natural gas and oil contracts in March 2002 and our first cleared OTC power contracts in November 2003. As of February 2005, we listed 7 cleared natural gas contracts, 15 cleared power contracts and 5 cleared oil contracts, all of which are financially settled. Transaction fees derived from trade execution in cleared OTC contracts represented 44.5% of our total OTC revenues in 2004, net of intersegment fees.
      The introduction of cleared OTC contracts has reduced the amount of capital our participants are required to post on each OTC trade, as well as the resources required to enter into multiple negotiated bilateral settlement agreements to enable trading with other counterparties. In addition, the availability of clearing through LCH.Clearnet for both OTC and futures contracts traded in our markets enables our participants to cross-margin their futures and OTC positions — meaning that a participant’s position in its futures or OTC trades can be offset against each other, thereby reducing the total amount of capital the participant must deposit with the FCM clearing member of LCH.Clearnet.
      OTC contracts are available for trading on the same screen and are traded in the same price stream, and are charged the same commission rate, as bilaterally traded contracts. In a cleared OTC transaction, LCH.Clearnet acts as the counterparty for each side to the trade, thereby reducing counterparty credit risk in the traditional principal-to-principal OTC markets. However, participants to cleared trades also pay a clearing fee directly to LCH.Clearnet and to an FCM. There are currently 24 FCMs clearing transactions for approximately 960 screens active in our cleared OTC markets. Participants have the option to trade on a bilateral basis with the counterparty to avoid paying fees to LCH.Clearnet and an FCM subject to the availability of bilateral credit with the counterparty. While we derive no revenue directly from providing access to these clearing services, we believe the availability of clearing services and attendant improved capital efficiency has attracted new participants to the markets for energy commodities trading.
      We extended the availability of our cleared OTC contracts to voice brokers in our industry through our block trading facility, which was launched in March 2004. Block trades are those trades executed in the voice broker market, typically over the telephone, and then transmitted to us electronically for clearing. We charge 50% of our standard commission fee for block trades. We believe that our block trading facility is a growing part of our cleared business as it serves to expand our open interest. As of February 28, 2005, open interest in our cleared OTC contracts was 1.3 million contracts in North American natural gas and power and global oil. Open interest refers to the total number of contracts that are currently open — in other words, contracts that have been traded but not yet liquidated by either an offsetting trade, exercise, expiration or assignment.
      The following tables present:

•	the number of cleared OTC Henry Hub natural gas contracts traded for the periods presented on our electronic platform compared with NYMEX-ClearPort; and

•	the number of cleared PJM financial power contracts traded for the periods presented on our electronic platform compared with NYMEX-ClearPort.

OTC Trade Execution Services
      We offer a broad range of automated OTC trade execution services, including straight-through trade processing, risk management functionality and electronic trade confirmation.
      Automated Trade Execution Services — Straight-Through Trade Processing. Our electronic platform offers the following features:

•	Viewing Live Markets: Traders may view all live, firm quotes posted by other traders in our markets. These quotes are arranged on the screen first by price and then, if two quotes are posted at the same price, by their time of entry. All participants are able to view the same market information, although individual participants may also customize the presentation of this information.

•	Counterparty Credit Screening: Quotes visible to a participant’s traders on the screen are color-coded. One color indicates that quotes have originated from parties other than that participant. Another color indicates whether or not particular quotes meet the credit criteria established by the participant’s risk management personnel.

•	Instant Messaging: Our instant messaging service allows participants to communicate directly with others in our markets on a secure, anonymous and real-time basis. For example, participants may use instant messaging to seek additional capacity from a party offering a product that they need.

•	Simple Click Execution: Traders may act on a bid or an offer with one or more clicks of a mouse or use of a shortcut key programmable set-up. Our electronic platform also facilitates the implementation of sophisticated, multi-target trading techniques. Traders may sweep the market, or conduct a broad yet targeted search, for quotes of a certain price or quantity. This enables them to act on multiple bids or offers at one time. In addition, traders may link two orders, arranging, for example, to cancel a second order automatically when the first is executed.

•	Order Matching: Once an order is placed by a participant’s trader, it is automatically matched with a quote meeting the participant’s credit criteria at the best available price. If there are two quotes at the same price, priority goes to the one that was entered first. Orders are matched on an anonymous basis.

•	Application Programming Interfaces: Our application programming interfaces, or APIs, allow participants to build their own customized front office trading systems, which can be linked to our platform, thereby enabling high speed data flow to their trading desk and back through to their risk management, settlement and accounting systems.

•	Automated Spreadsheet Trading: Participants may send orders to, and execute trades on, our platform using their own proprietary formulas and strategies without the use of our APIs or any code level programming.

•	Trade Reporting: A confirmation is automatically transmitted to each party to a trade. Traders may elect to have these confirmations automatically printed. They may also elect to send the confirmations automatically to a computer file, enabling direct, paperless communication between a participant’s front and back offices.

•	Order Monitoring and Deal Surveys: Traders are able to monitor and manage the status of all bids and offers that they have entered on our platform. Traders and others at a participant company are also able to view and print comprehensive survey reports of trades executed by a trader or by all traders within their company. This facilitates communication between a participant’s front and mid-offices.

•	Electronic Invoicing: Our platform generates electronic invoices detailing the fees and trading commissions due from each participant. Participants can choose to view and receive invoice data at any time of the month. This reduces paper handling and the risk of human error. It also affords our participants greater flexibility in storing and using this information and promotes greater back office efficiency.

      Electronic Trade Confirmation Services. Our electronic trade confirmation system is accessible through our website or through our APIs and offers market participants a reliable, low-cost automated alternative to manual trade verification and confirmation. When trading on a traditional exchange or through OTC voice brokers, market participants typically manually prepare and exchange paper confirmations evidencing a trade following execution in order to create a legal record of the trade. Both participants and third parties may use this service to confirm trades in products commonly traded in the energy and metals markets. Our electronic trade confirmation service accepts data from trades executed on our platform, through other exchanges or trading facilities or through OTC voice brokers.
      We believe that this process tends to result in increased back office costs, delay and risk of human error. Our electronic trade confirmation service reviews electronic trade data received from individual traders, screens and matches this data electronically, then highlights any discrepancies in a report to the traders’ respective back offices. This allows back office personnel to focus primarily on those trades that require correction and verification, rather than also reviewing the larger percentage of trades without discrepancies. If discrepancies arise, they may be resolved between the counterparties, after which an electronic confirmation of the trade is issued. Where no discrepancies are reported, use of this service eliminates the need for telephonic verification of trade data. Participants using this service may elect to use this confirmation as the official record of the transaction in place of the fax or telex traditionally generated by participants’ back offices.
      We believe that the convenience and cost savings offered by our electronic trade confirmation service could attract new participants to our platform, increasing the revenues that we derive from transaction fees.
      OTC Risk Management Functionality. One of the features of our platform is its risk management functionality. Trades in the OTC commodities markets have historically been executed as bilateral contracts in which each counterparty bears the credit and/or delivery risk of the other and typically requires that an existing bilateral Master Agreement be in place with the other counterparty. Participants may pre-approve trading counterparties and establish parameters for trading with each counterparty in advance of doing so, thereby enforcing internal risk management policies. Participants may set firm-wide limits on tenor (duration) and the total daily value of trades that its traders may conduct with a particular counterparty, in a particular market. In addition, participants are offered a limited view of the parameters established for that participant by other market participants and may negotiate in real-time with potential counterparties through our instant messaging service. We do not assess the creditworthiness of, or determine trading parameters for, any participant that trades on our platform and we do not derive revenues directly from our credit management tools.

OTC and Futures Market Data
      The 10x Group, or 10x, is our market data subsidiary. We established 10x in 2002 in response to growing demand for objective, transparent and verifiable energy market data. Through 10x, we generate market information and indices based solely upon auditable transaction data derived from data on actual OTC trades executed in our markets. Therefore, this information is not affected by subjective estimation or selective polling, the methodologies that currently prevail in the OTC markets. Each trading day, we deliver proprietary energy market data directly from our OTC market to the desktops of thousands of market participants. More specifically, we offer the following data products and services:

•	ICE Daily Indices: 10x publishes ICE Daily Indices for our spot natural gas and power markets with respect to over 60 of the most active gas hubs and 15 of the most active power hubs in North America. These indices are calculated based on the volume-weighted average price at each delivery point of all qualifying trades executed on our platform in accordance with guidelines we have set to provide for transparency in our index methodology. In contrast to other survey-based indices, all trades included in our indices can be observed by our participants, including regulators, as they occur. The ability to view the real-time creation of market indices encourages the use of the platform for trade execution for inclusion in the indices. 10x was recently recognized by FERC as the only publisher of natural gas and power indices to fully comply with all of the natural gas and power index publishing standards identified in the FERC Policy Statement on Price Indices. 10x transmits the ICE Daily Indices via e-mail to 7,500 energy industry participants on a complimentary basis each trading day. In the future, we may begin charging recipients for what we believe is increasingly valuable data.

•	View Only: We offer view only access to market participants who are not active traders, but who still require access to real-time prices of physical and financial energy derivative contracts. Typical view only access subscribers include marketers, industrial end-users, utilities, analysts, municipalities and regulatory agencies.

•	End of Day Report: The 10x End of Day Report, or EOD Report, is a comprehensive electronic summary of trading activity in our OTC markets. The report is published daily at 3:00 p.m. EST and features indicative price statistics, such as last price, high price, low price, total volume, volume weighted average price, best bid, best offer, closing bid and closing offer, for all natural gas and power contracts that are traded or quoted on our platform. The EOD Report also provides a summary of every transaction, which includes the price, the timestamp and an indication of whether a bid was hit or an offer was lifted.

•	Market Price Validation Service: 10x Market Price Validation service, or MPV, provides independent, consensus forward curve and option values for long-dated (5-20 years) global energy contracts on a monthly basis. On the last business day of each month, MPV participant companies, representing the world’s largest energy commodities trading entities, submit their month-end forward curve and option prices for over 200 widely held global energy contracts, such as Henry Hub Natural Gas, Brent Crude, AECO Gas Basis, WTI Crude, Cinergy Peak Power and SP-15 Peak Power. We audit and average these submissions to create consensus forward curve and option values that are then published for the benefit of MPV participants. MPV participants use these consensus values to validate internal forward curves and mark-to-market their month-end portfolios in accordance with FASB and IAS recommendations concerning the treatment and valuation of energy derivative contracts.

      We also sell real-time and historical futures quotes and other futures market data derived from trading in our futures markets through 43 data vendors. These vendors in turn distribute this information, directly and through various sub-vendors, to approximately 19,000 subscriber terminals. These vendors and sub-vendors include Bloomberg, Reuters and Comstock. Through the IPE’s website, data related to our futures markets is also available to subscribers of our EnergyLive service, and historical market data is also available to subscribers.
      Our operations generate an increasingly broad range of market data, which we distribute on a real-time and historical basis. In view of the automated way in which our electronic platform gathers data from actual transactions, we believe that our data is more precise, comprehensive and unbiased than most existing sources of OTC commodities data. Subject to confidentiality provisions, we generally retain all trade data collected through our trade-execution, electronic trade confirmation and clearing services. We believe that market participants value the depth and precision of our market data and that this value is likely to increase if our liquidity continues to grow. We are currently exploring ways to realize the value of this raw data. We believe our electronic platform comprises the single largest repository in the world for energy commodities market data.
Our Participant Base

Futures Business Participant Base
      Participants currently trade in our futures markets, either directly as members or through a member. The participant base in our futures business is globally dispersed, although we believe a significant proportion of our participants are concentrated in major financial centers in North America, the United Kingdom, Continental Europe and Asia. We have obtained regulatory clearance or received legal advice confirming that there is no legal or regulatory impediment for the location of screens for electronic trading in our futures markets in 28 countries, including the United States, Singapore, Japan and most of the member countries of the European Union. Memberships in our futures markets increased by 13.0% in 2004 in response to the addition of exclusive electronic trading hours and demand for an electronically traded crude oil benchmark, our IPE Brent Crude futures contract.
      Like our OTC participant base, our participant base in our futures business has grown significantly since we acquired the IPE in 2001. The five most active clearing members of the IPE, which handle cleared trades for their own accounts and on behalf of their participants, accounted for 39.5%, 39.1% and 38.4% of our futures business revenues, net of intersegment fees, in 2004, 2003 and 2002, respectively. One member accounted for 13.0%, 15.1% and 13.4% of our futures business revenues, net of intersegment fees, in 2004, 2003 and 2002, respectively. No other member accounted for more than 10% of our futures business revenues for that period.
      IPE Membership. Trades in our futures markets may only be executed in the name of an IPE member for its own or others’ accounts. Although we announced recently that we will close our open-outcry trading floor, we currently maintain parallel membership structures with respect to the simultaneous operation of the physical exchange floor and our electronic platform for trading in our futures markets. In order to become an IPE member, an applicant must complete an application form, undergo a due diligence review and execute an agreement stating that it agrees to be bound by IPE regulations.
      Members trading on the exchange floor fall into two categories: floor members and local floor members. Floor members may trade on the exchange floor on behalf of both members and non-members, so long as the member firm is authorized by the FSA. Local members may trade only for their own account or for the accounts of other local or floor members. Participants who are members of LCH.Clearnet may clear trades. Only floor members may clear trades in their own name. Any member that does not clear its own business must have a clearing arrangement with a member who is a member of LCH.Clearnet and is able to clear trades.
      All futures trades executed on our electronic platform are overseen by or attributable to “responsible individuals”, or RIs. Each electronic member may register one or more RIs, who are responsible for trading activities of both the member and its customers, and who are accountable to the IPE for the conduct of trades executed in the member’s name. There are currently 650 RIs registered in our futures market.

OTC Business Participant Base
      Our OTC participants include some of the world’s largest energy companies, financial institutions and other active contributors to trading volume in global commodities markets. They include oil and gas producers and refiners, power stations and utilities, chemical companies, transportation companies, banks, hedge funds and other energy industry participants. Our participant base is global in breadth, with traders located in 22 countries. The five most active trading participants together accounted for 21.4%, 25.1% and 38.1% of revenues derived from our OTC business for 2004, 2003 and 2002, respectively. Revenues from one participant that is active in the OTC North American natural gas and power commodities market accounted for 14.2% of revenues derived from our OTC business for 2002. No participant accounted for more than 10% of our OTC business revenues during 2004 or 2003.
      Trading in our OTC markets is not restricted to members, as with a traditional exchange. Rather, we generally accept as a participant any party that qualifies as an exempt commercial entity, or ECE. ECEs must satisfy certain asset-holding and other criteria and include entities that, in connection with their business, incur risks relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as financial institutions that provide risk-management or hedging services to those entities. In January 2003, we received approval from the CFTC that allows registered traders and locals with floor or electronic trading privileges on any regulated U.S. futures exchange to qualify as ECEs and therefore to execute OTC transactions on our platform. We also received approval in October 2004 from the CFTC permitting the IPE’s registered brokers and local traders to transact in the OTC markets for their own accounts. This has allowed IPE members and traders access to both the futures markets and the OTC markets on one screen.
      We require each participant to execute a participant agreement, which governs the terms and conditions of our relationship with each participant and grants the participant a non-exclusive, non-transferable, revocable license to access our platform. While, we generally establish the same contractual terms for all of our users, in connection with our entry into new commodities markets, we have from time to time agreed to minor modifications to the terms of our participant agreement for trading in new products. We expect that any future services that we may introduce will also be covered by our participant agreement, as we generally have a unilateral right to amend its terms with advance notice. As the OTC markets mature and conventions change, our participant agreement provides us with considerable flexibility to manage our relationship with our participants on an ongoing basis.
      The data in the table below reflects the growth of our OTC business participant base. This table indicates (i) the total number of participants that have signed participant agreements with us through the end of the periods presented, (ii) the number of participants who have actually traded during the periods presented, and (iii) the number of desktop screens which logged onto our platform during the month of December 2004. We believe that there are two main reasons why some participants access our platform but do not participate in trading. First, after participants register to use our electronic platform, they cannot trade until they have established either a clearing account or bilateral credit with other participants. Second, we believe that some non-trading participants use our platform to gain real-time, comprehensive information regarding the commodities markets as well as to gain reliable, accurate and full price discovery in these markets. We regard these non-trading users of our platform as a valuable potential source of revenues for our business both because such users may choose to subscribe to other of our market data services and because such users may in the future trade on our platform.

	As of and for the Year
	Ended December 31,

	2004	2003	2002

All participant firms (end of year)	861	774	776

Trading participant firms (end of year)	661	589	671

View Only participant firms (end of year)	200	185	105

Participant firms that executed a trade during the year	539	487	442

Active screen/user ID’s (end of year)	4,812	4,575	5,228

Product Development
      We leverage both our technology infrastructure and software development capabilities to diversify our products and services. We are continually developing, evaluating and testing new products for introduction in our futures and OTC businesses. Our goal is to create innovative solutions in anticipation of, or in response to, changing conditions in the markets for energy commodities trading to better serve our expanding participant base. We also seek to leverage our existing product base by developing new applications for their use. In support of our product development goals, we rely on the input of our product development, clearing, technology and sales teams, who we believe are positioned to discern and anticipate our participants’ needs. Where appropriate, we seek to protect our intellectual property through patents and other forms of intellectual property protection.
      In the second half of 2005, we plan to introduce trading in futures and spot contracts linked to E.U. Emissions Allowances issued under the European Union’s mandatory Emissions Trading Scheme. These contracts will be offered in conjunction with the European Climate Exchange, a subsidiary of CCX.
      While we have historically developed all of our products and services internally, we also periodically evaluate our strategic relationships to try to identify whether any opportunities to develop meaningful new products and services exist in conjunction with third parties. If we believe our success will be enhanced by collaboration with a third party, we will enter into a licensing arrangement or other strategic relationship.
Technology
      Technology is a key component of our overall strategy, and we regard it as crucial to our success. Our operation of electronic trading facilities for both futures and OTC markets has influenced the design and implementation of the technologies that support our operations. We currently employ a team of over 68 experienced technology specialists, including project managers, system architects, software developers, performance engineers, systems and quality analysts, database administrators and website designers. We have established a track record of operating a successful electronic trading platform by developing and integrating multiple, evolving technologies that support substantial trading volume. The integrated suite of technologies that we employ has been designed to support a significant expansion of our current business and provides us with the ability to leverage our technology base into new markets and to develop new products and services rapidly and reliably.
      As trading activity has increased, we have continued to improve matching engine performance and to add functionality as appropriate as we make available to our participants trading in new markets and product types. We have adopted a modular approach to technology development and have engineered an integrated set of solutions that support multiple specialized markets. Significant investments in production planning, quality assurance and certification processes have enhanced our ability to expedite the delivery of the system enhancements that we develop for our participants. Our electronic platform is accessible from anywhere in the world via the Internet. We also develop and operate other software components used to support mid and back office services such as clearing, market data and electronic confirmations. Our clearing infrastructure is designed to be easily extendable to support integration with additional clearing interfaces. We currently support clearing integration to LCH.Clearnet, as well as to The Clearing Corporation for the purposes of clearing and settling CCX markets as part of our provision of services to CCX.
      Speed, reliability, scalability, and capacity are critical performance criteria for electronic trading platforms. Our electronic platform was designed from the outset to be highly scalable, enabling us to meet anticipated user growth as demand increases. Currently, the average trading transaction time is approximately 250 milliseconds, or one-quarter of a second. A substantial portion of our operating budget is dedicated to system design, development and operations in order to achieve high levels of overall system performance. We continually monitor and upgrade our capacity requirements and have configured our systems to handle approximately twice our peak transactions in our highest volume products. Approximately 3,200 participants currently access our platform simultaneously during peak hours. We believe our electronic platform, which is currently configured to support more than 5,000 simultaneous users, will be sufficient to meet anticipated demand for the foreseeable future.

      The technology systems supporting our trading operations can be divided into four major categories:

Distribution	Technologies that support the ability of our participants to access our marketplace via the Internet or a direct connection to our platform.
Front-end functionality	Technologies that provide a robust graphical user interface, or GUI, APIs, and enable the delivery of other front-end tools.
Electronic trade matching	Technologies that aggregate orders and match buy and sell orders when their trade conditions are met.
Security and redundancy	Technologies that maximize and maintain the security of our markets, as well as provide for the transition to a redundant operating environment in the case of system failure caused by internal or external events.

Distribution
      The accessibility of our platform via the Internet differentiates our markets and serves to attract liquidity and trading volume to our markets. As of February 28, 2005, approximately 4,900 participants have active connections directly to our platform, with further connections available through seven ISVs. Most of these participants access our electronic platform through high-speed Internet connections, which are readily available and widely distributed throughout North America, Europe and Asia. Over the past two years, as part of our efforts to provide additional access choices to participants, we implemented a program to connect conforming ISVs to our platform. As a result, we now have the potential to attract thousands of additional potential participants to our platform through these ISVs.

Front-End Functionality
      We provide secure access to our electronic platform via a GUI known as WebICE. The WebICE GUI serves as a customizable, feature rich front-end to our platform. Participants can access our platform globally via the Internet by clicking on a link on our website. Our platform can be accessed using a number of operating systems, including Microsoft Windows 2000/XP, Linux and Mac OS.
      We selectively offer our participants use of APIs that allow users to create customized applications and services around our electronic platform to suit their specific needs. Participants using APIs are able to link their internal computer systems to our platform and enable high-speed data flow to their front office trading systems, as well as their risk management, data feed, settlement, and accounting systems. Our APIs also enable ISVs to adapt their products to our platform, thereby offering our participants a wide variety of front-end choices in addition to our own user interface.

Electronic Trade Matching
      Order matching constitutes the core of our electronic platform. Our platform supports functionality for trading in bilateral OTC, cleared OTC and futures and options contracts. Our core functionality is available on a single platform for all of the products that we offer, rendering it highly flexible and relatively easy to maintain. As a result, enhancements made for one product are also easily made for other products. Our order matching functionality is designed based on a combination of internal and external software and technology. Clustered Windows 2000 and Linux messaging servers act as a communications gateway for our participants. Large scale enterprise servers provide the processing capacity for the matching engine which captures price requests by our participants and matches trades instantaneously based on the order and price at which trades were entered.

Security and Disaster Recovery
      Physical and digital security are each critical to the operation of our platform. At both our corporate offices as well as at all of our data centers, physical access controls have been instituted to restrict access to sensitive areas. We also employ what we believe are state-of-the-art digital security technology and processes, including high level encryption technology, complex passwords, multiple firewalls, network level virus detection, intrusion detection systems and secured servers.
      We use a multi-tiered firewall scheme to control access to our network. We have also incorporated several protective features into our electronic platform at the application layers to ensure the integrity of participant data and connectivity. For example, we use access control profiles to prevent a given participant from accessing data affiliated with another participant. We are also able to restrict the functions that a particular user can perform with any company data within a given application. Our electronic platform monitors the connection with each user connected to the platform. If a connection to a particular participant can no longer be detected, certain outstanding orders entered by that participant are automatically withdrawn and held at the exchange. Users have the option to allow orders to remain in the market after logging out or disconnecting from our platform. In addition, even though our electronic platform is globally accessible over the Internet, we are able to restrict platform access to designated IP addresses, if so desired by a participant.
      In July 2002, we established a remote data center to provide a point of redundancy for our trading technology. Our back-up facility fully replicates our primary data center and is designed to ensure the uninterrupted operation of our electronic platform’s functionality in the face of external threats, unforeseen disasters or internal failures. In the event of an emergency, participants connecting to our electronic platform would be rerouted automatically to the back-up facility. Our primary data center continuously collects and saves all trade information and periodically transmits it to our back-up facility. For that reason, we expect that our disaster recovery system would have current, and in most cases real-time, information in the event of a platform outage. In the event that we were required to complete a changeover to our back-up disaster facility, we anticipate that our platform would experience approximately 60 minutes of down time.
      We have received third-party assurances regarding the adequacy and effectiveness of controls surrounding the platform’s operations and security. The examination, a Statement on Auditing Standards No. 70 (SAS 70) Type II, covers our trading platform and eConfirm trade confirmation service. The SAS 70 examination standard was established by the American Institute of Certified Public Accountants and is internationally recognized as an in-depth examination of a company’s description of controls, their suitability of design, and their operating effectiveness, which generally include controls over information technology and processes. The most recent Type II examination was performed by PricewaterhouseCoopers LLP (to whom we outsource our internal audit functions) and required the testing of our controls for the period from April 1, 2004 through September 30, 2004. We also performed a Type II examination in 2003 and a Type I and Type II examination in 2002, all of which were performed by our independent registered public accounting firm, Ernst & Young LLP.
      The SAS 70 Type II examinations required testing of our controls to provide reasonable assurance that system security and other stated control objectives were satisfied. The subject of the examination was our system and software controls, including computer equipment, storage media, internal documentation, physical and environmental protection measures, and access to systems and data. In addition to reviewing physical and logical security, the examination covered critical management functions and procedures.

Support Services
      All of our participants have access via e-mail and telephone to our specialized help desk, which provides support with respect to general technical, business and administrative questions, and is staffed 24 hours a day from Sunday at 6:00 p.m. until Friday at 6:00 p.m. At all other times, support personnel are available to assist our participants via mobile phone and e-mail. We utilize a third party system that tracks inbound calls and e-mails to centralize issue reporting and resolution tracking. Each week a summary of reported issues is compiled and sent to operations management for review. In addition, our participants may access training materials and user guides which are available on our website.

Technology Partners, Vendors and Suppliers
      We maintain relationships with a range of technology partners, vendors and suppliers in respect of clearing services, software licensing, server leases, hosting facilities and electronic trade routing.
      If any of our contracts with our key technology partners, vendor or suppliers were terminated, we believe that we would be able to gain access on a timely basis to products and services of comparable quality, on comparable terms.
Internally Developed Software
      The current focus of our internal software development is in the following areas:

•	enhancement of our existing platform to increase connectivity, functionality and performance in support of our plan to increase trading volumes in our markets and for the development of new products;

•	development of functional enhancements and performance improvements to our electronic trade confirmation service; and

•	development of technology infrastructure to support the emerging data sales component of our OTC business.
Competition
      The markets in which we operate are highly competitive and we expect competition to intensify in the future. We face competition in all aspects of our business from a number of different enterprises, both domestic and international, including electronic platforms, traditional exchanges and voice brokers. We compete on the basis of a number of factors, including:

•	depth and liquidity of markets;

•	price transparency;

•	reliability and speed of trade execution and processing;

•	technological capabilities and innovation;

•	breadth of product range;

•	rate and quality of new product developments;

•	quality of service;

•	connectivity;

•	mid- and back- office service offerings, including differentiated and value-added services;

•	transaction costs; and

•	reputation.

Our Principal Competitors
      Currently, our principal competitor is NYMEX. NYMEX is a predominantly open-outcry commodities exchange for the trading of energy futures contracts and options on futures contracts. Among its primary products, NYMEX offers trading in its WTI light sweet crude oil futures contract NYMEX has recently developed a number of initiatives that compete with us, directly or indirectly, including the following:

•	NYMEX has launched an open-outcry futures exchange located in Dublin, Ireland for the trading of a competing Brent Crude futures contract. According to NYMEX, this launch was a direct response to our decision to reduce the open-outcry trading hours for our IPE Brent Crude futures contract starting on November 1, 2004. As of February 28, 2005, open interest in the NYMEX Brent Crude futures contract was 15,893 contracts, and during the month of February 2005, 30,716 contracts were traded. This compares with open interest of 351,673 contracts in respect of our IPE Brent Crude futures contract as of February 28, 2005 and traded volume in the month of February 2005 of 1,986,936 contracts.

•	NYMEX has announced its intention to establish a London-based open-outcry futures exchange during 2005 that would replace its Dublin operations and compete directly with our futures business. If NYMEX opens a London floor, it may expand its product offering beyond Brent Crude futures contracts to Brent options contracts and Gas Oil futures contracts and options on futures contracts, thereby directly competing with most of the IPE’s products.

•	NYMEX amended its rules to permit traders on NYMEX to close positions in the IPE Brent Crude futures contract and simultaneously establish new positions in the NYMEX Brent Crude futures contract, without using either exchange’s floor or electronic trading system. This effectively allows traders to transfer positions from us to NYMEX through a block transaction, which may promote the use of the NYMEX Brent Crude futures contract and increase the level of open interest in that contract to the detriment of open interest in the IPE Brent Crude futures contract.

•	NYMEX established its NYMEX Access electronic trading platform for futures in 1983. Since May 2002, NYMEX has been offering clearing services for OTC contracts via a facility known as ClearPort since May 2002. While these contracts are ultimately converted to futures contracts, they were termed by NYMEX at the time of their introduction to be “OTC products” and are blocked into NYMEX by voice brokers. The availability of these contracts has reduced reliance on floor-based execution and has strengthened the competitive position of voice brokers. NYMEX has listed over 100 contracts available for clearing through ClearPort.
      In addition, we currently compete with:

•	voice brokers active in the commodities markets, including Amerex, ICAP, Prebon Yamane and Tradition (North America);

•	other electronic trading energy platforms, such as NGX (a subsidiary of the Toronto Stock Exchange), HoustonStreet and Bloomberg PowerMatch;

•	energy futures exchanges, such as European Energy Derivatives Exchange, or Endex (formerly known as Amsterdam Power Exchange), and Powernext; and

•	market data vendors, such as Bloomberg, Reuters, Argus and Platts (a division of The McGraw-Hill Companies Inc.).

Competition with Our Futures Business
      In our futures business, we currently compete with NYMEX and European natural gas and power exchanges. In the United States, NYMEX lists the WTI crude oil futures contract, which competes with the IPE Brent Crude futures contract as a benchmark for worldwide trading in crude oil futures. There are also several electronic exchanges in Europe that may, in the future, offer trading in contracts that compete with ours. For example, both CME and Euronext have stated publicly that they intend to enter the markets for energy commodities trading.
      In addition, the recent consolidation of, and development of alliances between, European exchanges and clearinghouses has resulted in increasingly large and well-capitalized trading services providers. For example, in January 2004 the London Clearing House merged with Clearnet SA. Continued consolidation among trading services providers would likely require us to compete in both our futures and OTC businesses against a smaller number of firms with considerable resources and significant market shares.

Competition with Our OTC Business
      Other financial services or technology companies, in addition to those named above, have entered the OTC electronic trading services market. Additional joint ventures and consortia are forming, or have been formed, to provide services similar to those that we provide. Others may acquire the capacity to compete with us through acquisitions. In particular, we expect that existing, well-capitalized participants in the electronic trading market for fixed income products and foreign exchange products will seek out revenue opportunities in the commodities markets. If we expand into new markets in the future, we could face significant competition from other companies.

Intellectual Property
      We rely on a wide range of intellectual property. We own or have a license to use all of the software that is essential to the operation of our electronic platform, much of which has been internally-developed by our technology team since our inception. In addition to our software, we regard certain business methods and our brand names, marketing elements, logos and market data to be valuable intellectual property. We protect this intellectual property by means of patent, trademark, service mark, copyright and trade secret laws, contractual restrictions on disclosure and other methods.
      We currently have licenses to use several U.S. patents only one of which we presently use in the operations of our electronic platform. The patent we use, known as the Wagner patent, relates to the automated matching of bids and offers for futures contracts traded in the United States. We have been granted a non-exclusive license from eSpeed, Inc. to use the Wagner patent for the trading of futures contracts where at least one of the screens is located in the United States or where the contract provides for delivery of the underlying commodity in the United States. Under this license, which expires on the expiration of the Wagner patent in February 2007, we must pay eSpeed a minimum of $2 million per year, plus a royalty fee equal to the greater of 10 cents for each side to a contract or generally 20 cents per contract. We paid eSpeed $32,000 and $14,000 in royalty fees in 2004 and 2003, respectively. For every 25 million applicable contracts executed on our electronic platform in a given year beyond the first 25 million contracts, we must pay eSpeed an additional $2 million (in addition to the per-contract charge). In the event that the notional value of any contract subject to the license exceeds $50,000 as of the date on which such contract is first available for trading, then the number of contracts used to calculate the payments described above will equal the notional value divided by $50,000, with the result rounded up to the next whole number. eSpeed has agreed that to the extent it enters into more favorable licensing terms with any third party, they will modify our license agreement to incorporate those more favorable terms. We cannot guarantee that the Wagner patent, or any patent that we may license or acquire in the future, is or will be valid and enforceable. If the Wagner patent is found to be invalid, our license will terminate.
      We have several U.S. and foreign patent applications pending, including with respect to our electronic trade confirmation service, our method to allow a user to engage in program trading while protecting their proprietary data and software (known as ICEMaker), and our method for displaying both cleared OTC products and bilateral OTC products in a single price stream in connection with our OTC business. Our electronic trade confirmation service and our OTC clearing service are also the subject of applications pending in the European Patent Office and the Canadian Patent Office. In addition, a Patent Cooperation Treaty application has been filed with respect to the ICEMaker system. Through the IPE, we are joint owners with NYMEX of a patent application related to an implied market trading system. We can provide no assurance that any of these applications will result in the issuance of patents.
      We have received several federal registrations on trademarks used in our business, including “IntercontinentalExchange”, “ICE” and our globe design. We have also received federal registrations on other services or products we provide, including “10x” and “ICEMaker”. We have been notified that our applications for “ICEBLOCK” and “Interchange” have been approved for publication, although there is no guarantee that third parties will not oppose this trademark or that we will prevail in any litigation brought by a third party. In addition, we have several foreign and U.S. applications pending for other marks used in our business. We can provide no assurance that any of these applications will mature into registered trademarks.
      This prospectus also contains additional trade names, trademarks and service marks of ours and of other companies. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and this use or display should not be construed to imply, our endorsement or sponsorship of these other parties, their endorsement or sponsorship of us, or any other relationship between us and these other parties.
Sales
      As of December 31, 2004, we employed 19 full-time sales personnel. Our sales team is managed by a futures industry sales and marketing professional and is comprised mainly of former brokers and traders with extensive experience and established relationships within the commodities trading community. Since our futures business is highly regulated, we also employ staff who understand the regulatory constraints upon marketing in this field.
      Our marketing strategy is designed to expand relationships with existing participants through the provision of value-added products and services, as well as to attract new participants, including those in markets and geographic areas where we do not currently have a strong presence. We also seek to build brand awareness and promote greater public understanding of our business, including how our technology can improve current approaches to price discovery and risk management in the energy markets.
      In 2004, we began to develop a cross-promotional marketing team for our OTC and futures businesses. We believe this repositioning of our marketing team is consistent with, and will provide more effective support of, the underlying emphasis of our business model — an open architecture and flexibility that allows us to anticipate and respond rapidly to evolving trends in the markets for energy commodities trading.
      We typically pursue our marketing goals through a combination of on-line promotion through our website, third party websites, e-mail, print advertising, one-on-one client relationship management and participation in trade shows and conferences. From time to time, we also provide commission rate discounts of limited duration to support new product launches.

Property
      Our most valuable property is our technology and the infrastructure underlying it. Our intellectual property is described above under the heading “— Technology”. In addition to our intellectual property, our other primary assets include computer equipment and real property.
      We own and lease an array of computers and related equipment. The net book value of our computer equipment, software and internally developed software was $4.2 million, $1.6 million and $7.5 million, respectively, as of December 31, 2004.
      Our principal executive offices are located in Atlanta, Georgia. We occupy 22,332 square feet of office space under a lease that expires in June 2008 and 3,080 square feet under a lease that expires in October 2005. We also lease an aggregate of 36,634 square feet of office space in Calgary, Chicago, Houston, London, New York and Singapore. Our largest physical presence outside of Atlanta is in London, England, where we have leased 26,793 square feet of office space. We believe that our facilities are adequate for our current operations and that we will be able to obtain additional space as and when it is needed. The various leases covering these spaces generally expire between 2008 and 2012. We also own property that houses disaster recovery facilities for our open-outcry exchange floor. The net book value of this property was $3.8 million as of December 31, 2004.

Employees
      As of December 31, 2004, we had 91 employees at our headquarters in Atlanta, 95 in London and a total of 14 employees in our New York, Houston, Chicago, Singapore and Calgary offices. None of our employees is subject to a collective bargaining agreement. We have not experienced any work stoppages, and we believe our relationship with our employees is good.

REGULATION AND LEGAL PROCEEDINGS
      We are subject to the jurisdiction of regulatory agencies in the United States and the United Kingdom. We are also subject to a number of legal proceedings.
Regulation of Our Business in the United States
      We operate our OTC electronic platform as an exempt commercial market, or ECM, under the Commodity Exchange Act and regulations of the Commodities Futures Trading Commission, or the CFTC. The CFTC generally oversees, but does not substantively regulate, the trading of OTC derivative contracts on our platform. All of our participants must qualify as eligible commercial entities, as defined by the Commodity Exchange Act, and each participant must trade for its own account, as a principal. Eligible commercial entities include entities with at least $10 million in assets that incur risks (other than price risk) relating to a particular commodity or have a demonstrable ability to make or take delivery of that commodity, as well as entities that regularly purchase or sell commodities or related contracts that are either (i) funds offered to specified types of sophisticated investors that have (or are part of a group of funds that collectively have) at least $1 billion in assets, or (ii) part of a group with at least $100 million in assets. We have also obtained orders from the CFTC permitting us to treat floor brokers and floor traders on U.S. and non-U.S. exchanges as eligible commercial entities, subject to their meeting certain requirements. As an ECM, we are required to comply with access, reporting and record-keeping requirements of the CFTC. Both the CFTC and the FERC have view only access to our trading screens on a real-time basis. In addition, we are required to (i) report to the CFTC certain information regarding transactions in products that are subject to the CFTC’s jurisdiction and that meet certain specified trading volume levels, (ii) record and report to the CFTC complaints that we receive of alleged fraud or manipulative trading activity, and (iii) if it is determined by the CFTC that any of our markets for products that are subject to CFTC jurisdiction serve a significant price discovery function (that is, a source for determining the best price available in the market for a particular contract at any given moment), publicly disseminate certain market and pricing information free of charge on a daily basis. Presently, we do not believe that any of our markets serve a significant price discovery function. We are not permitted to represent to our participants that we are regulated by the CFTC. Currently, our OTC business is not otherwise subject to substantive regulation by the CFTC or other U.S. regulatory authorities.
      At various times in the last several years, legislative and regulatory authorities at both the federal and state levels, as well as media, political and consumer groups, have called for increased regulation and monitoring of OTC commodities markets in general, and the North American natural gas and power commodities markets, our most important markets, in particular. These calls have been associated, in part, with suggestions that manipulative trading practices may have contributed to unseasonably high prices in the wholesale power market in California and other western states in the summer of 2000, the collapse of Enron in 2001 and other events that have adversely affected the operations and public image of participants in energy markets. In May 2002, leading market participants in the energy sector, including users of our electronic platform, acknowledged that significant percentages of their trades in recent periods did not generate a profit or a loss for either trading party and instead were carried out to generate higher trading volumes than would otherwise have been achieved by those parties and for other non-bona fide reasons.
      In light of these developments, Congress has, at various times over the last several years, introduced legislation seeking to restrict OTC derivatives trading of energy generally and to bring electronic trading of OTC energy derivatives within the direct scope of CFTC regulation. Legislation has recently been introduced in Congress that would provide the CFTC with the authority to require ECMs to comply with additional regulatory requirements and to require some participants on ECMs to file reports on their positions. If adopted, this legislation could require us and our participants to incur additional costs in order to comply with the additional regulations, and could deter some participants from trading on our OTC platform. However, we cannot predict whether this legislation will be adopted, which could have an adverse effect on our business. Although these legislative proposals have not been enacted, the same types of legislation, or similar legislation, could be introduced in the near future. If such legislation or other legislation were to be enacted into law, it could have an adverse effect on our business. In addition, in April 2002, the FERC adopted rules requiring that all public utilities and power marketers file quarterly reports about their power trading activities beginning

July 31, 2002. These reports must contain, among other data, transaction information on all power sales that the reporting entity has affected during the quarter.
      At various times in recent history, regulators in some states, including California and Texas, have publicly questioned whether some form of regulation, including price controls, should be reimposed in OTC commodities markets, particularly in states where the power markets were recently deregulated. We or our participants may, in the future, become subject to additional legislative or regulatory measures. These could require us to incur significant compliance costs or to modify our business strategy. Any measures affecting our participants in connection with their OTC commodities trading activities could potentially discourage them from trading on our electronic platform and adversely affect our competitive position.
Regulation of Our Business in the United Kingdom and Europe
      Operating as an RIE in the United Kingdom, the IPE has regulatory responsibility in its own right and is subject to regulation by the FSA pursuant to the Financial Services and Markets Act of 2000, or the FSMA. The IPE is required under the FSMA to meet various regulatory requirements, including a requirement to maintain sufficient financial resources, adequate systems and controls and effective arrangements for monitoring and disciplining its members. The IPE is also required to make available adequate resources to ensure that it can continue to perform its regulatory functions. Failure to comply with its regulatory requirements could subject the IPE to significant penalties, including termination of its ability to conduct our regulated business.
      The FSMA also contains provisions making it an offense to engage in certain market behavior and prohibits market abuse through the misuse of information, the giving of false or misleading impressions or the creation of market distortions. Breaches of those provisions give rise to the risk of criminal or civil sanctions, including financial penalties. The E.U. Market Abuse Directive, which was due to be adopted in each member state by October 12, 2004, supplements the provisions of the FSMA regarding market abuse but will also introduce a specific prohibition against insider dealing in commodity derivative products. U.K. regulations designed to implement the E.U. Market Abuse Directive are presently before Parliament. Under the FSMA, the IPE enjoys statutory immunity in respect of any claims for damages brought against it relating to any actions it has undertaken (or in respect of any action or omission) in good faith, in the discharge of its regulatory function.
      In the United Kingdom, we also engage in a variety of activities related to our OTC business through subsidiary entities that are subject to FSA regulation. We engage in sales and marketing activities through our subsidiary IntercontinentalExchange Services (UK) Limited, or ICE Services UK, is authorized and regulated by the FSA as an arranger of deals in investments and as an agency broker, and is subject to the FSA’s Alternative Trading Systems regime. Under the Alternative Trading Systems regime, ICE Services UK is subject to various reporting, record keeping, and monitoring obligations with respect to use by its participants of our electronic trading platform.
      Some jurisdictions in which our participants reside, in Europe and elsewhere, have laws relating to commodities trading. We have reviewed these laws and have concluded that our existing business activities do not require us to obtain licenses in those jurisdictions. However, the E.U.’s Directive on Investment Services in the securities field, or ISD, which requires each member state of the E.U. to regulate and impose licensing requirements on professional investment services firms, is to be replaced by a new E.U. directive, the Markets in Financial Instruments Directive, or MIFID, which will cover participants in commodity derivatives markets. MIFID must come into force in each E.U. member state by April 2007. Service providers in the commodities markets do not currently fall within the scope of the ISD. MIFID brings commodity derivatives within the scope of the E.U. financial regulation and will harmonize the regulatory approach to licensing services relating to commodity derivatives across Europe. The proposals also impose greater regulatory burdens on E.U.-based operators of alternative trading systems through which instruments regulated under the directive are traded and will potentially affect non-E.U. based operators of alternative trading systems. The finer details of MIFID are still being discussed — most notably in relation to the definition of commodity derivatives — and, pending the outcome of this debate, we may need to obtain licenses in various E.U. member states in which our participants are based.
Legal Proceedings

NYMEX Claim of Infringement
      NYMEX filed a complaint against us in Federal District Court in the Southern District of New York on November 20, 2002. NYMEX’s complaint asserts that we have infringed its claimed copyrights by using NYMEX’s publicly available settlement prices, which it is obligated by CFTC regulation to make available to the public, in connection with the clearing of two of our OTC derivative contracts. NYMEX claims that we have infringed and diluted its service marks by referring to the terms “NYMEX” and “New York Mercantile Exchange” to describe the source of the final settlement price for certain of our OTC swap contract specifications. Finally, NYMEX asserts that we have tortiously interfered with NYMEX’s contract with Global View Software Inc., the entity from whom we have a license to obtain NYMEX’s settlement prices.
      NYMEX’s settlement prices constitute the end-of-day market values established by NYMEX in accordance with its responsibilities as a designated contract market. NYMEX uses its settlement prices to clear its futures contracts on a daily basis and to settle at expiration each type of commodity futures contract (and options on those contracts) traded on NYMEX. We offer trading on our electronic platform in two cleared OTC swap contracts, WTI crude oil and Henry Hub natural gas that are settled at expiration on the basis of NYMEX settlement prices and that are margined at the end of each trading day by LCH.Clearnet based on prices determined by us based on trading in our market, taking into account NYMEX daily settlement prices. NYMEX has alleged in its complaint that the settlement prices that it publishes are subject to copyright protection, and that we are infringing on its rights by using or referring to these settlement prices in our cleared business. NYMEX has demanded that we stop these practices and seeks to permanently enjoin us from using or referring to these settlement prices. We believe that our offering of contracts settled at expiration against NYMEX settlement prices, and margined each day based in part on NYMEX daily settlement prices, as well as our references to NYMEX when describing these contracts, do not infringe upon any NYMEX intellectual property rights. Furthermore, we regard our business practices in this respect as consistent with those that have generally prevailed in the OTC markets for a substantial period of time. However, we cannot assure you that any litigation that might result from NYMEX’s allegations will be resolved in our favor.
      On September 2, 2004, we filed a motion for summary judgment seeking judgment as a matter of law with respect to all of NYMEX’s claims. Our motion argues that NYMEX’s copyright claims should be dismissed on a number of grounds, including that NYMEX’s settlement prices are not the proper subject matter of copyright; that the Commodity Exchange Act impliedly repeals the copyright laws; that we have not in any event infringed NYMEX’s copyrights; that our use of NYMEX’s settlement prices constitutes “fair use”; and that our use of these prices does not violate state law. On November 12, 2004, NYMEX filed a cross motion for summary judgment with respect to the copyrightability of its settlement prices and its tortuous interference with contract claim. Oral argument on the cross motions was held on February 18, 2005. To date, the court has not ruled on the parties’ cross motions for summary judgment filed by us and NYMEX and no date for a trial has been set. We are vigorously defending this claim, but we cannot assure you that this litigation will be resolved in our favor.
      For more information regarding the potential impact on our business, see “Risk Factors — Our principal competitor, NYMEX, has filed claims of copyright and trademark infringement against us, which, if determined adversely to us, would have a material adverse effect on our business”.

EBS Dealing Resources Claim of Infringement
      On January 29, 2004, EBS Dealing Resources, Inc., or EBS, filed a complaint against us in Federal District Court in the Southern District of New York alleging that we are infringing two patents held by EBS relating to the way in which bids and offers are displayed on an electronic system in a manner that permits parties to act only on those bids and offers from counterparties with whom the party has available credit. EBS is a provider of foreign exchange and precious metals trading and data solutions. EBS claims that the credit filter functionality of our trading platform infringes EBS’ patented systems and methods for displaying a so-called “dealable price”. EBS has requested injunctive relief and monetary damages for the alleged patent infringement. EBS was denied a request for preliminary injunctive relief in an April 2004 hearing before the court. A claim construction hearing, in which the scope of EBS’ asserted patent claims will be construed by the court, is scheduled for May 2005, and a trial date is scheduled for February 2006.
      We do not believe that our electronic trading system infringes the EBS patents based upon differences in our system and the system claimed in the patents. However, we cannot assure you that this litigation will be resolved in our favor. For more information regarding the potential impact on our business, see “Risk Factors — We have been accused of patent infringement by EBS Dealing Resources”.

MANAGEMENT
Directors and Executive Officers
      The following table provides information regarding our directors, executive officers and significant employees:

Name	Age	Title

Jeffrey C. Sprecher	50	Chairman of the Board and Chief Executive Officer
Charles R. Crisp	57	Director
Jean-Marc Forneri	46	Director
Sir Robert Reid	70	Director
Frederic V. Salerno	61	Director
Richard L. Sandor, Ph.D.	63	Director
Judith A. Sprieser	51	Director
Vincent Tese	62	Director
Charles A. Vice	41	Chief Operating Officer and Senior Vice President
Richard V. Spencer	51	Chief Financial Officer and Senior Vice President
David S. Goone	44	Senior Vice President, Business Development and Sales
Edwin Marcial	37	Chief Technology Officer and Senior Vice President
Richard Ward, Ph.D.	48	Chief Executive Officer, the IPE
Johnathan H. Short	39	Senior Vice President, General Counsel and Corporate Secretary
Directors
      Jeffrey C. Sprecher. Mr. Sprecher has been a director and our Chief Executive Officer since our inception and has served as our Chairman of the Board since November 2002. As our Chief Executive Officer, he is responsible for our strategic direction, operation, and financial performance. Mr. Sprecher purchased Continental Power Exchange, Inc., our predecessor company, in 1997. Prior to joining CPEX, Mr. Sprecher held a number of positions, including President, over a fourteen-year period with Western Power Group, Inc., a developer, owner and operator of large central-station power plants. While with Western Power, Mr. Sprecher was responsible for a number of significant financings. In 2002, Mr. Sprecher was recognized by Business Week magazine as one of its Top Entrepreneurs. Mr. Sprecher holds a B.S. degree in Chemical Engineering from the University of Wisconsin and an MBA from Pepperdine University.
      Charles R. Crisp. Mr. Crisp, who has been a director since November 2002, is the retired President and Chief Executive Officer of Coral Energy, a Shell Oil affiliate responsible for wholesale gas and power activities. He served in this position from 1999 until his retirement in October 2000, and was President and Chief Operating Officer from January 1998 through February 1999. Prior to that, Mr. Crisp served as President of the power generation group of Houston Industries and, between 1988 and 1996, served as President and Chief Operating Officer of Tejas Gas Corporation. Mr. Crisp currently serves as a director of EOG Resources, Inc., AGL Resources, Inc. and Targa Resources, Inc.
      Jean-Marc Forneri. Mr. Forneri, who has been a director since November 2002, is founder and senior partner of Bucephale Finance, a boutique M&A firm specializing in large transactions for French corporations, foreign investors and private equity firms. For the seven years prior to Bucephale’s founding, Mr. Forneri headed the investment banking business of Credit Suisse First Boston in Paris. He was Managing Director and

Head of Credit Suisse First Boston France S.A, and Vice Chairman, Europe. Prior to that, Mr. Forneri was a Partner of Demachy Worms & Cie Finance from 1994 to 1996, where he was in charge of investment banking activities of Group Worms. Mr. Forneri is also a Director of Balmain SA, Banque Lyonnaise Bonnasse, SAGEM, SNECMA and Friends of Paris Museum of Modern Art.
      Sir Robert Reid. Sir Robert Reid, who has been a director since June 2001, has served since 1997 as the Deputy Governor of the Bank of Scotland and, since 1999, as the Chairman of The International Petroleum Exchange of London. He spent much of his career at Shell International Petroleum Company Limited, and served as Chairman and Chief Executive of Shell U.K. Limited from 1985 until 1990. He became Chairman of the British Railways Board in 1990, and retired from that post in 1995. From 1994 to 1997, he was Chairman of London Electricity. He was Chairman of the Council of The Industrial Society between 1993 and 1998 and Chairman of Sears plc from 1995 until 1999. He has been Chairman of Sondex Limited since 1999 and Chairman of Kings Cross Partnership since 2000. He has also served as a Non-Executive Director on the boards of The Merchants Trust since 1995, Avis Europe since 2002 (Chairman), Sun Life Financial Services of Canada since 1997 and Siemens plc since 1998. He received his Knighthood in Queen Elizabeth’s 1990 Birthday Honours.
      Frederic V. Salerno. Mr. Salerno, who has been a director since November 2002, is the former Vice Chairman of Verizon Communications, Inc. Before the merger of Bell Atlantic and GTE, Mr. Salerno was Senior Executive Vice President, Chief Financial Officer and served in the Office of the Chairman of Bell Atlantic from 1997 to 2001. Prior to joining Bell Atlantic, he served as Executive Vice President and Chief Operating Officer of New England Telephone from 1985 to 1987, President and Chief Executive Officer of New York Telephone from 1987 to 1991 and Vice Chairman — Finance and Business Development at NYNEX from 1991 to 1997. Mr. Salerno served on the boards of directors of Verizon Communications, Inc. from 1991 to 2001, AVNET, Inc. from 1993 to 2003 and was Chairman of Orion Power from 1999 until its sale in 2001. He has served on the boards of directors of The Bear Stearns Companies, Inc. since 1993, Viacom, Inc. since 1996, Consolidated Edison, Inc. since 2002, Popular, Inc. since 2002, Akamai Technologies, Inc. since 2002 and Gabelli Asset Management since 2003.
      Richard L. Sandor, Ph.D. Dr. Sandor, who has been a director since November 2002, is the Chairman and Chief Executive Officer of the Chicago Climate Exchange, Inc., and has served as Chairman and Chief Executive Officer of Environmental Financial Products, L.L.C. since 1998. Prior to the creation of Environmental Financial, Dr. Sandor was a senior financial markets executive with Kidder Peabody from 1991 to 1993, Banque Indosuez from 1990 to 1991 and Drexel Burnham Lambert from 1982 to 1990. Dr. Sandor has served as a Non-Resident Director of the CBOT, as the CBOT’s Second Vice-Chairman of Strategy and, for more than three years, as the CBOT’s Chief Economist. Dr. Sandor is currently a director of Nasdaq Liffe Markets, American Electric Power, the Zurich-based Sustainable Performance Group, Nextera Enterprises Inc., Millenium Cell, Bear Stearns Financial Products, Inc. and its subsidiary, Bear Stearns Trading Risk Management Inc. He is also a member of the design committee of the Dow Jones Sustainability Index. Dr. Sandor is currently a Research Professor at the Kellogg Graduate School of Management at Northwestern University and has been a faculty member of the School of Business Administration at the University of California, Berkeley and at Stanford University.
      Judith A. Sprieser. Ms. Sprieser, who has been a director since April 2004, is the Chief Executive Officer of Transora, Inc., a standards-based, B2B e-commerce software and services company, which she helped found in 2000. Ms. Spreiser will serve in that capacity until April 2005. Ms. Sprieser was previously Executive Vice President of Sara Lee Corporation, serving as Chief Executive of Sara Lee’s Food and Foodservice operations from 1999 to 2000. Prior to assuming that post, she served as Chief Financial Officer for Sara Lee Corporation, and in various other financial and operating positions. Ms. Sprieser currently is a member of the boards of directors of Allstate Insurance Company, USG Corporation, Kohl’s Corporation, Reckitt Benckiser, and is a member of the American Institute of CPAs and Northwestern University’s Board of Trustees. She has a B.A. degree and an MBA from Northwestern University.
      Vincent Tese. Mr. Tese, who has been a director since April 2004, currently serves as Chairman of Wireless Cable International, Inc., a position he has held since 1995. Previously, he served as New York State Superintendent of Banks from 1983 to 1985, Chairman and Chief Executive Officer of the Urban

Development Corporation from 1985 to 1994, Director of Economic Development for New York State from 1987 to 1994, and Commissioner and Vice Chairman of the Port Authority of New York and New Jersey from 1991 to 1995. Mr. Tese also served as a Partner in the law firm of Tese & Tese from 1973 to 1977. He was a Partner in the Sinclair Group, a commodities trading and investment management company from 1977 to 1982, where he traded on the COMEX. He was also a co-founder of Cross Country Cable TV. Mr. Tese is a member of the boards of directors of The Bear Stearns Companies, Inc., Bowne & Co., Inc., Cablevision, Inc., Gabelli Asset Management and National Wireless Holdings, Inc., and serves as a trustee of New York University School of Law and New York Presbyterian Hospital. Mr. Tese has a B.A. degree in accounting from Pace University, a J.D. degree from Brooklyn Law School and a LL.M. degree in taxation from New York University School of Law.
Executive Officers
      Jeffrey C. Sprecher. See biography of Mr. Sprecher under “Directors”.
      Charles A. Vice. Mr. Vice, who has been our Chief Operating Officer since July 2001, oversees our operations, including market development, customer support and business development activities. Mr. Vice has over 15 years of experience in applying information technology in the energy industry. Mr. Vice joined CPEX as a Marketing Director during its startup in 1994. Prior to joining CPEX, Mr. Vice was a Principal with Energy Management Associates for five years, providing consulting services to energy firms. From 1985 to 1988, he was a Systems Analyst with Electronic Data Systems. Mr. Vice holds a Bachelor’s of Science degree in Mechanical Engineering from the University of Alabama and an MBA from Vanderbilt University.
      Richard V. Spencer. Mr. Spencer, who has been our Chief Financial Officer since December 2001, is responsible for all aspects of our finance and accounting functions, including treasury, tax, cash management and investor relations. Mr. Spencer joined us from Crossroads Investment Advisers, L.P., a venture capital and strategic private equity investment organization, where he served as President from 1998 to 2001. Previously, he was a senior vice-president with the Private Funds Group of Donaldson, Lufkin & Jenrette, or DLJ. Prior to joining DLJ, Mr. Spencer was a director with the Private Equity Group of Merrill Lynch in Atlanta. From 1990 to 1994, he oversaw the Canadian operations of First Chicago. He also worked in corporate finance, marketing and underwriting roles for Bear, Stearns and Co., Inc. and Goldman, Sachs & Co. Mr. Spencer earned his Bachelor’s Degree in Economics from Rollins College. He has also completed the Advanced Management Program at Duke University’s Fuqua School of Business.
      David S. Goone. Mr. Goone joined us in March 2001 and became our Senior Vice President, Business Development and Sales in April 2004. He is responsible for the expansion of our product line, including futures products and trading capabilities for our electronic platform. Prior to joining us, Mr. Goone served as the Managing Director, Product Development and Sales at CME where he worked for nine years. From 1989 through 1992, Mr. Goone was Vice President at Indosuez Carr Futures, where he developed institutional and corporate business. Prior to joining Indosuez, Mr. Goone worked at Chase Manhattan Bank, where he developed and managed their exchange-traded foreign currency options operation at the CME. Mr. Goone holds a B.S. degree in Accountancy from the University of Illinois at Urbana-Champaign.
      Edwin Marcial. Mr. Marcial, who has been our Chief Technology Officer since February 2000, is responsible for all systems development and our overall technology strategy. He oversees the software design and development initiatives of our information technology professionals in the areas of project management, software development, quality assurance and security. Mr. Marcial joined the software development team at CPEX in 1996 and has 12 years of IT experience building large-scale systems in the energy industry. Prior to joining CPEX, he led design and development teams at GE-Harris building software applications for the company’s energy management systems. Mr. Marcial earned a B.S. degree in Computer Science from the College of Engineering at the University of Florida.
      Richard Ward, Ph.D. Dr. Ward, who has been Chief Executive Officer of the IPE since 1999, is responsible for the IPE’s financial performance, technology and market operations, human resources, business development and regulation and risk management. Prior to assuming the role of Chief Executive Officer of the IPE, Dr. Ward served as the Executive Vice President of Business Development for the IPE, responsible for establishing networks between the IPE’s board of directors and members and key outside parties, implementing business improvement programs and leading design and development of the innovative futures gas market. Before joining the IPE in 1995, Dr. Ward was Head of Marketing and Business Development for energy derivatives worldwide at Tradition Financial Services and was the Manager of Business Development for BP Oil Trading International. Dr. Ward currently serves as a Non-Executive Director of LCH.Clearnet Group Limited and served as a director of the Futures and Options Association until January 2005. Dr. Ward has a B.Sc. (1st Class Hons.) in Chemistry and a Ph.D. in Physical Chemistry from Exeter University.
      Johnathan H. Short. Mr. Short has been our Senior Vice President, General Counsel and Corporate Secretary since June 2004. In his role as General Counsel, he is responsible for managing our legal and regulatory affairs. As Corporate Secretary, he is also responsible for a variety of our corporate governance matters. Prior to joining us, Mr. Short was a partner at McKenna Long & Aldridge LLP, a national law firm with approximately 350 attorneys. Mr. Short practiced in the corporate law group of McKenna, Long & Aldridge (and its predecessor firm, Long Aldridge & Norman LLP) from November 1994 until he joined us in June 2004. From April 1991 until October 1994, he practiced in the commercial litigation department of Long Aldridge & Norman LLP. Mr. Short holds a J.D. from the University of Florida, College of Law, and a B.S. in Accounting from the University of Florida, Fisher School of Accounting.
Board of Directors
      Our board of directors consists of eight members. Our board of directors is elected annually, and each director holds office for a one-year term.

Board Committees
      Our board of directors has an audit committee and a compensation committee. Prior to the completion of this offering, our board will also establish a nominating and corporate governance committee.
      Audit Committee. Our audit committee consists of Messrs. Salerno, Forneri and Crisp. Mr. Salerno serves as the chair of the audit committee. Mr. Salerno will be our audit committee financial expert under SEC rules and regulations. We believe that the composition of our audit committee meets the requirements for independence under current rules and regulations of the SEC and the New York Stock Exchange, and we intend to comply with future requirements to the extent they become applicable to us. Our audit committee will, among other things, oversee the engagement of our independent public accountants, review our financial statements and the scope of annual external and internal audits and consider matters relating to accounting policies and internal controls. The audit committee will be governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.
      Compensation Committee. Our compensation committee consists of Ms. Sprieser and Messrs. Tese and Forneri. Ms. Sprieser serves as the chair of our compensation committee. We believe that the composition of our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, current rules and regulations of the SEC and the New York Stock Exchange. We intend to comply with future requirements to the extent they become applicable to us. The compensation committee will, among other things, review, approve and make recommendations to our board of directors concerning our compensation practices, policies and procedures for our executive officers. The compensation committee will be governed by a charter that complies with the rules of the SEC and the New York Stock Exchange.
      Nominating and Corporate Governance Committee. Prior to the completion of this offering, our board of directors will establish a nominating and corporate governance committee. The nominating and corporate governance committee will, among other things, identify, nominate and recommend individuals to the board of directors and develop and recommend to the board of directors standards of corporate governance principles. The nominating and corporate governance committee will be governed by a charter that complies with the rules of the New York Stock Exchange.

      The nominating and corporate governance committee will also be responsible for developing and recommending to the board of directors a set of corporate governance guidelines and principles applicable to us.

Compensation Committee Interlocks and Insider Participation
      None of the members of our compensation committee has at any time been one of our officers or employees. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation
      Directors who are also our employees do not receive additional compensation for serving as directors. Non-employee directors are paid an annual retainer of $30,000, which amount may be taken as restricted shares of our common stock that vest over three years under our 2003 Restricted Stock Deferral Plan for Outside Directors. Non-employee directors receive a fee of $1,500 for attendance at each meeting of the board of directors and each committee meeting. Members of the audit committee receive a fee of $3,000 for attendance at each meeting of the audit committee. Both of these meeting fees may be taken in the form of restricted shares of our common stock that vest over three years under our 2003 Restricted Stock Deferral Plan for Outside Directors. Non-employee directors are also reimbursed for out-of-pocket expenses incurred in attending meetings of our board of directors. Directors are eligible for grants of stock options under the 2000 Stock Option Plan and grants of restricted stock under our 2004 Restricted Stock Plan, in each case in an amount determined from time to time by our board of directors.

IPE Board of Directors
      At the time of our acquisition of the IPE, we committed to maintain an appropriate corporate governance structure for the IPE to ensure its compliance with the obligations imposed by U.K. law and the regulations applicable to it as an RIE. We agreed that the IPE’s board of directors should continue to have primary responsibility for ensuring this compliance, and the IPE agreed that it would retain at least two independent non-executive directors. We may accept nominations of possible candidates for the IPE’s board from a nominations committee of the IPE’s board of directors, comprised of its chairperson, chief executive officer, one of its non-executive, independent directors and one of its directors representative of its members. In addition, we are able to nominate and elect the board of IPE Holdings Plc, and thereby, indirectly, to control the management of the IPE. The IPE’s board of directors operates in accordance with a code of practice that the IPE adopted in April 2000. The code of practice, which is not legally binding, provides for consultation with market participants on various matters.

Executive Compensation
      The following table sets forth all compensation paid by us for each of the years ended December 31, 2004, 2003 and 2002 to our chief executive officer and our five most highly compensated executive officers other than our chief executive officer who were serving as executive officers at the end of the last fiscal year. We refer to these individuals as the named executive officers elsewhere in this prospectus.
Summary Compensation Table

	Annual Compensation				Long-Term Compensation

					Awards(1)		Payouts

						Securities
					Restricted	Underlying	LTIP	All Other
Name and Principal				Other Annual	Stock Unit	Options/	Payouts	Compen-
Position	Year	Salary ($)	Bonus ($)	Compensation ($)	Awards ($)(7)	SARs (#)	($)	sation ($)

Jeffrey C. Sprecher	2004	603,750	431,681	421,498	3,533,400	—	—	21,236
Chairman and Chief	2003	603,750	333,572	246,749	—	900,000	—	21,268
Executive Officer(2)	2002	500,000	560,625	309,664	—	—	—	20,991
Charles A. Vice	2004	420,000	231,000	—	1,500,000	—	—	16,949
SVP, Chief Operating	2003	420,000	178,500	—	—	432,200	—	10,000
Officer(3)	2002	366,667	300,000	—	—	—	—	10,000
Richard V. Spencer	2004	420,000	231,000	—	1,500,000	—	—	18,263
SVP, Chief Financial	2003	420,000	178,500	—	—	432,200	—	10,000
Officer(4)	2002	304,615	500,000	—	—	—	—	10,000
Dr. Richard Ward	2004	448,252	190,507	—	670,000	—	—	89,650
Chief Executive	2003	400,355	170,151	—	—	231,350	—	80,071
Officer, IPE(5)	2002	354,169	141,667	—	—	—	—	70,834
David S. Goone	2004	338,000	185,900	—	930,000	—	—	16,152
SVP, Business	2003	338,000	143,650	—	—	330,500	—	10,000
Development & Sales(6)	2002	314,230	243,750	—	—	—	—	10,000
Edwin D. Marcial	2004	350,000	192,500	—	1,250,000	—	—	14,621
SVP, Chief	2003	350,000	148,750	—	—	330,500	—	10,000
Technology Officer(7)	2002	300,000	243,750	—	—	—	—	10,000

(1)	The long-term compensation awards will be adjusted for the recapitalization at the completion of this offering by giving effect to the for 1 reverse stock split of the Class A common stock.

(2)	Effective as of January 1, 2005, Mr. Sprecher’s annual salary was increased from $603,750 to $675,750 in conjunction with the elimination of his $72,000 annual housing/ travel allowance. Other annual compensation includes loan forgiveness and related gross up of tax allowance amount (CPEX portion of LLC tax liability) of $349,498 in 2004 ($201,136 plus gross up of $148,362), $174,749 in 2003 ($100,568 plus gross up of $74,181) and $185,664 in 2002 ($100,568 plus gross up of $85,096) and payment of an Atlanta housing and travel allowance ($72,000 in 2004, $72,000 in 2003 and $124,000 in 2002). All other compensation includes payment of an individual disability income policy ($8,988 in 2004, $9,478 in 2003 and $9,201 in 2002), payment of a term life insurance policy ($1,998 in 2004, $1,790 in 2003 and $1,790 in 2002) and the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002).

(3)	All other compensation for Mr. Vice includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($5,822 in 2004) and payment of a term life insurance policy ($877 in 2004).

(4)	Mr. Spencer’s 2002 bonus is comprised of a signing bonus ($200,000) and a year-end performance bonus ($300,000). All other compensation includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($6,134 in 2004) and payment of a term life insurance policy ($1,879 in 2004).

(5)	All figures for Dr. Ward have been converted to U.S. dollars using the average exchange rate of pounds sterling per U.S. dollar in each year (1.8296 pounds sterling per U.S. dollar in 2004, 1.6341 in 2003 and 1.5071 in 2002). All other compensation includes a pension contribution of 20% of salary.

(6)	In March 2005, the compensation committee approved a salary increase for Mr. Goone from $338,000 to $400,000 per year, effective as of January 1, 2005. All other compensation for Mr. Goone includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($5,072 in 2004) and payment of a term life insurance policy ($830 in 2004).

(7)	All other compensation for Mr. Marcial includes the employer match in our 401(k) plan ($10,250 in 2004, $10,000 in 2003 and $10,000 in 2002), payment of an individual disability income policy ($3,946 in 2004) and payment of a term life insurance policy ($425 in 2004).

(8)	2004 Restricted Stock Awards are the only grants to the named executive officers between 2002 and 2004, and were granted at a fair market value of $2.00 per share as determined by the company’s board of directors primarily based on a valuation performed by an independent third party. 50% of the shares are time-vesting shares that vest over four years (25% after one year and the balance vesting ratably over the remaining 36 months); and 50% of the shares are performance-vesting shares and vest based on the achievement of cumulative EBITDA performance vs. pre-established targets between 2005 and 2007.
Employment Agreements and Benefit Plans
      We have entered into employment agreements with each of Messrs. Sprecher, Spencer, Vice, Marcial, Goone and Short and Dr. Ward. Below are summaries of the material provisions of these agreements, which are qualified in their entirety by reference to the respective agreements.

Term of Employment
      Each agreement (other than Dr. Ward’s) provides for an initial employment term of two or three years, depending on the employee. The term of each agreement will be automatically extended every six months unless either we or the employee, prior to the date of extension, give written notice to the other that there will be no extension. The extension will be for a term equal to the initial term — that is, two or three years, depending on the employee. The effect of this provision is to ensure that the term remaining under any of these agreements is never more than six months less than the initial term. The initial term is three years for Messrs. Sprecher, Spencer and Vice, and two years for Messrs. Goone, Marcial and Short. Dr. Ward’s agreement provides for a rolling one year employment, terminable upon 12 months’ notice by either party.

Compensation
      Each employment agreement provides for an initial annual base salary. See “— Executive Compensation” above. Each of these employees is also eligible to receive an annual bonus and to receive from time to time grants of awards under our 2000 Stock Option Plan and 2004 Restricted Stock Plan, in each case as set by the compensation committee of our board of directors or by our board of directors as a whole.

Termination
      If we terminate an employee for “cause” or “gross misconduct” or any such employee resigns other than for “good reason”, as each term is defined in the applicable employment agreement, we must pay the employee, among other benefits, all accrued but unpaid salary, annual bonus, if any, and unreimbursed expenses. In the event that we terminate any employee other than for cause or the employee resigns for good reason, we must compensate the employee as follows:
      Termination Following a Change in Control. If the termination occurs after the effective date of a change in control of us, we must pay the employee a lump sum amount of cash equal to a multiple of his salary and bonus. This multiple is three for Messrs. Sprecher, Spencer and Vice, and two for Messrs. Goone, Marcial and Short. In these circumstances, the applicable bonus amount will be the greater of the employee’s last annual bonus and the employee’s target bonus, as previously determined by the board, for the year in which the employee is terminated. We will also provide gross up payments to the terminated employee as necessary to compensate him for liability for certain excise taxes that may become due as a result of payments called for under the employment agreement. Dr. Ward’s agreement provides for a mutual notice period of one year in order to terminate the agreement without cause.
      A U.S. executive terminated following, or as a result of, a change in control will be entitled to exercise his stock options that had been granted after entering into the employment agreement for the same period as if the employee had continued in employment through the remainder of his term. All of employee’s stock options granted after the date of the employment agreement will become exercisable upon the executive’s termination. For a U.K. executive terminated following, or as a result of, a change in control, all options will become exercisable and all restricted stock will vest upon such executive’s termination, pursuant to agreements entered into under the 2000 Stock Option Plan and 2004 Restricted Stock Plan.
      Termination Unrelated to a Change in Control. If the termination of a U.S. executive is unrelated to a change in control, we must continue to pay his salary and bonus for the remainder of the employment term, over time as it would normally be paid, with the bonus so paid equal to the greater of the last annual bonus paid to him prior to termination and his target bonus for the applicable year. In addition, any stock options granted after the date of the applicable employment agreement will become exercisable upon the employee’s termination.

Other Provisions
      Dr. Ward’s employment agreement contains provisions relating to confidentiality and exclusivity of services. Each of the other employees named above is subject to customary confidentiality, non-competition and non-solicitation provisions during the term of employment and for a specified period after termination, and each must not use or disclose any of our trade secrets for as long as they remain trade secrets.

Benefit Plans
      Our U.S. employees are eligible to participate in our 401(k) and Profit Sharing Plan, which was implemented on October 1, 2001. We offer to match 100% of the first 5% of the eligible employee’s compensation contributed to the plan, subject to plan and statutory limits. Total matching contributions under our plans in 2004, 2003 and 2002 were $617,000, $556,000 and $473,000, respectively. No discretionary or profit sharing contributions were made in 2004, 2003 or 2002.
      Our U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. We contribute a percentage of the employee’s base salary to the plan each month and employees are able to make additional voluntary contributions, subject to plan and statutory limits. Our contributions range from 10% to 20% of an employee’s base salary. Total pension contributions made by us under this plan in 2004, 2003 and 2002 were $789,000, $750,000 and $617,000, respectively.

2000 Stock Option Plan
      We adopted the 2000 Stock Option Plan for the purposes of attracting, retaining and rewarding our employees and directors. Prior to the completion of this offering, our compensation committee will amend the plan to take into account the recapitalization by giving effect to the                    for 1 reverse stock split of the Class A common stock (and related adjustments) and the substitution of new common stock for Class A2 common stock authorized for issuance under the plan. The 2000 Stock Option Plan authorizes the issuance of up to 21,000,000 shares of Class A2 common stock upon the exercise of options under the plan. Following the recapitalization and the amendment of the plan,                      shares of the new common stock will be authorized for issuance. Both incentive and nonqualified options may be granted under and generally vest over four years. Options may be exercised up to ten years after the date of grant, but generally expire 14 days after termination of employment or service as a director.
      In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of shares covered by the 2000 Stock Option Plan, the number of shares covered by each outstanding option and the exercise price of each option.

      In connection with our June 2001 reorganization, our board of directors effected a 2.841 to 1 split of the options outstanding under our stock option plan on June 15, 2001. All references to the number of shares and stock options have been adjusted to reflect the stock split on a retroactive basis.
      Eligibility. Options may be granted to any individual employed by us, within the meaning of Section 3401 of the Internal Revenue Code of 1986, or to any of our directors, as the compensation committee may determine.
      Administration. The compensation committee administers the 2000 Stock Option Plan. The compensation committee has the authority to interpret and construe the plan, grant options and determine who will receive options and the number of shares to be granted subject to exercise of options issued under the plan. All determinations of the compensation committee with respect to the interpretation and construction of the 2000 Stock Option Plan are final.
      Nonassignability. Options may be exercised only by the grantee and may not be assigned or transferred during the grantee’s lifetime.
      Restrictions on Shares Acquired. In connection with an underwritten registered offering of any of our securities, we may require that optionees not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction having the same economic effect as a sale with respect to any shares or other securities of our company held by the optionee, for a period of time specified by the underwriters (not to exceed 12 months) following the effective date of registration.
      Amendment; Termination. The board of directors may terminate or amend the 2000 Stock Option Plan, except that no such termination or amendment may increase the number of shares subject to the 2000 Stock Option Plan or change the class of individuals eligible to receive options without the approval of our shareholders. In addition, no amendment may, without the grantee’s consent, materially adversely affect a previously granted option.

2003 Restricted Stock Deferral Plan for Outside Directors
      We adopted the 2003 Restricted Stock Deferral Plan for Outside Directors, or the 2003 Directors Plan, for the purpose of attracting and retaining outside directors. Under the 2003 Directors Plan, members of the board of directors can elect to receive up to 100% of their retainer and meeting fees in restricted stock or restricted stock units. Shares of restricted stock will be issued, or restricted stock units will be credited, as of the end of each calendar quarter with respect to retainer and meeting fees otherwise payable in that quarter. The restricted stock or restricted stock units generally vest over a three-year period, and one-third of the shares will vest each year on the anniversary of the end of the calendar quarter when fees were payable.
      Reservation of shares. The compensation committee will reserve a number of our shares sufficient to cover our obligations under the 2003 Directors Plan for issuance to eligible grantees in lieu of fees otherwise payable in cash.
      In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of unissued shares of restricted stock or the number of restricted stock units. Prior to the completion of this offering, our compensation committee will amend the plan to take into account the recapitalization by giving effect to the       for 1 reverse stock split of the Class A common stock (and related adjustments) and the substitution of new common stock for Class A2 common stock.
      Eligibility. Restricted stock may be issued, or restricted units credited, to any member of the board of directors who is not a full-time employee of our company.
      Administration. The compensation committee administers the 2003 Directors Plan. The compensation committee has the authority to interpret and construe the 2003 Directors Plan, and all such determinations are final.

      Nonassignability. Restricted stock issued under the 2003 Directors Plan is not transferable and may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of at any time prior to the vesting of such shares. The right to receive payments with respect to restricted stock units is generally not assignable or transferable.
      Restrictions on Shares Issued. In connection with an underwritten registered offering of any of our securities, we may require that eligible directors not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction having the same economic effect as a sale with respect to any shares or other securities of our company held by the director, for a period of time specified by the underwriters (not to exceed 12 months) following the effective date of registration.
      Amendment; Termination. The board of directors may at any time terminate or amend the 2003 Directors Plan. No such termination or amendment may adversely affect any outstanding restricted stock or restricted stock units.

2004 Restricted Stock Plan
      In September 2004, we adopted the 2004 Restricted Stock Plan. The purpose of the 2004 Restricted Stock Plan is to attract, retain and reward individuals performing services for us.
      Type of Awards. The 2004 Restricted Stock Plan allows us to issue awards of restricted stock or units that convert into shares of our stock. Prior to the completion of this offering, our compensation committee will amend the plan to take into account the recapitalization by giving effect to the       for 1 reverse stock split of the Class A common stock (and related adjustments) and the substitution of new common stock for Class A2 common stock.
      In the event of any increase or decrease in the number of issued shares resulting from a subdivision or consolidation of shares or the payment of a stock dividend or any other increase or decrease in the number of issued shares effected without consideration received by us, the compensation committee will conclusively determine the adjustment to the number of shares covered by each outstanding award.
      Eligibility. Awards may be made at the sole discretion of the compensation committee to any of our employees that are members of a select group of management or highly compensated employees within the meaning of Sections 201(1), 301(a)(3) and 401(a)(1) of the Employee Retirement Income Security Act of 1974, or to any of our directors.
      Vesting may be time-based or performance-based. Vesting may be accelerated by events such as a change in control, an initial public offering, or a sale of our company or of substantially all of our assets, but may not be deferred for more than ten years.
      Administration. The compensation committee administers the 2004 Restricted Stock Plan. The compensation committee has the authority to interpret and construe the plan, grant awards and determine who will receive awards and in what amounts. The determination of the compensation committee with respect to the interpretation and construction of the 2004 Restricted Stock Plan is final.
      Nonassignability. Awards under the 2004 Restricted Stock Plan are not assignable or transferable during the lifetime of the grantee.
      Restrictions on Shares Issued. In connection with an underwritten registered offering of any of our securities, we may require that eligible directors not sell, dispose of, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction having the same economic effect as a sale with respect to any shares or other securities of our company held by the grantee, for a period of time specified by the underwriters (not to exceed 12 months) following the effective date of registration.
      Amendment; Termination. The board of directors may, with respect to shares at the time not subject to awards, terminate or amend the plan. No such termination or amendment may, without the grantee’s consent, materially adversely affect a previously granted award.

Option Grants in the Last Fiscal Year
      There were no options to purchase our stock granted to our named executive officers during the year ended December 31, 2004.

Aggregated Option Exercises in the Last Fiscal Year and Fiscal Year End Option Values
      The following table contains information with respect to options exercised during the year ended December 31, 2004 and the value of unexercised options held by our named executive officers as of December 31, 2004.
Aggregated Option Exercises in 2004
and 2004 Year End Option Values

			Number of Securities
	Number of		Underlying Unexercised		Value of Unexercised
	Shares		Options at		In-the-Money Options at
	Acquired on	Value	Fiscal Year-End(1)		Fiscal Year-End(1)
	Exercise	Realized
Name			Exercisable	Unexercisable	Exercisable	Unexercisable

Jeffrey C. Sprecher(2)	0	—	651,150	675,000	$404,843	$0
Charles A. Vice(3)	0	—	250,100	324,150	$134,948	$0
Richard V. Spencer	0	—	108,050	324,150	$0	$0
Dr. Richard Ward	0	—	57,838	173,513	$0	$0
David S. Goone	0	—	215,797	256,753	$31,961	$2,131
Edwin D. Marcial(4)	0	—	224,675	247,875	$134,948	$0

(1)	The number of securities underlying unexercised options will be adjusted for the recapitalization at the completion of this offering by giving effect to the for 1 reverse stock split of the Class A common stock.

(2)	The value of unexercised in-the-money options at fiscal year-end was calculated by multiplying the number of securities underlying unexercised options at fiscal year-end by the difference between $2.00 (the fair value as of December 31, 2004 as determined by the board of directors) and the strike price (between $1.05 and $2.00) of the option.

(3)	Mr. Sprecher is the controlling shareholder of CPEX, which holds 9,961,298 of our common shares. Pursuant to the CPEX Stock Option Plan, CPEX granted options on shares owned by CPEX to eight employees, two of whom (Messrs. Vice and Marcial) are current executive officers of our company. As of December 31, 2004, there were options on 1,170,046 shares of our stock owned by CPEX under the CPEX Stock Option Plan. Based on the fair market value of $2.00 per share as of December 31, 2004 as determined by our board of directors, the total value of CPEX’s shares in our company is $19.9 million, and the value of the unexercised in-the-money CPEX options (which are exercised against the outstanding CPEX shares) is $1.9 million.

(4)	Mr. Vice also holds exercisable options for 576,889 of CPEX’s equity interest in our business pursuant to the CPEX Stock Option Plan. Based on the fair market value of $2.00 per share as of December 31, 2004 as determined by our board of directors, the value of the unexercised in-the-money CPEX options (which are exercised against the outstanding CPEX shares) is $1.0 million. These options may be exercised by payment of the exercise price to CPEX and will have no effect on the dilution of our common stock.

(5)	Mr. Marcial also holds exercisable options for 144,222 of CPEX’s equity interest in our business pursuant to the CPEX Stock Option Plan. Based on the fair market value of $2.00 per share as of December 31, 2004 as determined by our board of directors, the value of the unexercised in-the-money CPEX options (which are exercised against the outstanding CPEX shares) is $250,944. These options may be exercised by payment of the exercise price to CPEX and will have no effect on the dilution of our common stock.

Limitation of Liability and Indemnification of Officers and Directors
      Our charter generally provides that our directors will not be liable to us or to our shareholders for breach of a fiduciary duty. Our bylaws generally provide for indemnification against all losses actually incurred by directors and senior officers in connection with any action, suit or proceeding relating to their position as a director or senior officer. These provisions of our charter and bylaws are discussed further under the heading “Description of Capital Stock — Limitation of Liability and Indemnification Matters”.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Our Formation/Original Investment
      In May 2000, our Initial Shareholders entered into a limited liability company operating agreement, which specified the equity interests in our business of each Initial Shareholder, MHC Investment Company and CPEX. The Initial Shareholders also each agreed to enter into order flow agreements with us, as discussed below. In consideration of its equity interest, CPEX contributed all of its assets, including software, operational know-how and intellectual property, and liabilities to us. Our chief executive officer, Mr. Sprecher, owns substantially all of the equity of CPEX, with the remaining equity owned by members of Mr. Sprecher’s family. MHC Investment Company issued a perpetual, royalty-free license to use a patent related to trading in electrical energy, and Morgan Stanley Capital Group Inc. and The Goldman Sachs Group, Inc. agreed to execute a term loan agreement, as discussed below.
      In November 2000, the limited liability company operating agreement was amended and restated to provide an additional equity interest to the Gas and Power Firms, representing an aggregate 32% interest in our business. In exchange for this equity interest, the Gas and Power Firms agreed to make an aggregate cash payment of $30 million in three installments: $10 million upon issuance of the new equity interests and two additional payments of $10 million payable when our electronic platform became substantially operational with respect to North American natural gas and power products. In April 2001, the Gas and Power Firms advanced the remaining $20 million to fulfill their agreement. The Gas and Power Firms also entered into order flow agreements with us, as discussed below.
Relationships with Our Initial Shareholders

CPEX Stock Option Plan
      Five of our executives and employees hold options that were granted between 1998 and 2000 under the CPEX Stock Option Plan. These option holders include our chief operating officer and our chief technology officer. These options give the option holder the right to purchase shares of our common stock from CPEX, and are fully vested. The exercise price for these options ranges from $          to $           per share. In total, there are                     options outstanding under the CPEX plan, which could be exercised against CPEX’s total equity stake in our business of                      shares. This could result in a           % dilution of the equity stake in our business held by Mr. Sprecher and certain family members through CPEX. Because the shares of our common stock that will be issued upon exercise of these options will be issued from the shares owned by CPEX, and not our shares, the proceeds from the exercise of these stock options will go directly to CPEX.

CPEX Put Agreement
      As a part of the transactions surrounding our formation as described in “— Our Formation/Original Investment”, we entered into an agreement with our predecessor company, CPEX, on May 11, 2000. Our chief executive officer, Mr. Sprecher, owned then and continues to own substantially all the equity interests in CPEX. Pursuant to the agreement, CPEX conveyed all of its assets and liabilities to us. These assets included intellectual property that we used to develop our electronic platform. In return, we issued to CPEX a 7.2% equity interest in our business and we agreed to give CPEX a put option, by which CPEX could require us to buy its equity interest in our business at the purchase price described below, payable in cash. Upon the closing of this offering, CPEX’s equity interest in our business will consist of approximately           % of our outstanding common stock. Under this put option, the purchase price of the CPEX equity interest equals either its fair market value or a specified minimum amount, whichever is greater. If our securities are not publicly traded when the put option is exercised, then fair market value is to be determined by an investment banking firm selected by both parties. If our securities are publicly traded, then fair market value equals the average of bid prices for our publicly traded securities at the close of trading on the 20 business days before the put option is exercised. The minimum amount will equal $5 million unless Mr. Sprecher is terminated for cause or terminates his employment agreement without good reason, in which case the minimum amount will equal $4 million. CPEX owns                     of our common shares and, based on an $          estimated fair market value

of these shares as of December 31, 2004, the fair market value of CPEX’s shares is in excess of the $5 million threshold. Upon exercise of the put option, we can either pay cash within 30 days of the exercise or, in certain circumstances, we can elect to issue a promissory note and defer payment for one year, with interest accruing on the note at a rate of LIBOR plus 1%. CPEX has agreed to terminate the CPEX put option in connection with a revision of CPEX’s registration rights by the date of this prospectus.
      Mr. Sprecher currently owns 92.5% of the equity interest in CPEX and holds an irrevocable proxy enabling him to vote the remaining 7.5%. CPEX currently has no assets other than its equity interest in IntercontinentalExchange, Inc. and conducts no operations.

Term Loan Agreement
      As part of the transactions surrounding our formation as described in “— Our Formation/ Original Investment”, on May 11, 2000 we entered into a term loan agreement with Goldman Sachs Credit Partners L.P., an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group Inc., two of our Initial Shareholders that are affiliated with the lead underwriters of this offering. The agreement provided that we could borrow an aggregate principal amount of up to $20 million or up to $10 million from each lender, in two term loans, with each lender advancing one half of the amount borrowed under each loan. The first term loan was to expire on May 10, 2002 and the second term loan was to expire on September 8, 2002. On May 8, 2002, we amended the term loan agreement to provide that such loans would mature on the earlier of November 11, 2002, or the fifth day after the closing of an initial public offering of our stock. These loans bore interest at the one-month LIBOR rate, with interest to be compounded monthly and paid on the maturity date. We borrowed $16.1 million under the term loan agreement in 2000, and the entire amount, including accrued interest, of $16.5 million was paid off in 2002. The term loan expired on November 11, 2002, all liens associated with the loans have been released and we have no obligations outstanding with respect to these loans.

Other
      From time to time, we have received investment banking services from Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., the lead underwriters of this offering and each an affiliate of one of our Initial Shareholders. From time to time, we have also received consulting services from Goldman, Sachs & Co. and have entered into several foreign exchange forward contracts with Morgan Stanley Capital Group Inc.
      In connection with our launch of our electronic trade confirmation service in April 2002, we entered into promotional services agreements with J. Aron & Company, an affiliate of The Goldman Sachs Group, Inc., and Morgan Stanley Capital Group Inc., two of our Initial Shareholders that are also affiliated with the lead underwriters of this offering, and the Gas and Power Firms. These agreements provided that these signatories receive discount rates for use of our electronic trade confirmation service through November 2003, and have since expired. No firm commitments to use this service were made in these agreements.
Relationships with Certain Shareholders

Order Flow Agreements
      We were a party to the following order flow agreements with our Initial Shareholders, the Gas and Power Firms and other market participants:

•	Global Precious Metals — Under these order flow agreements, the following parties were each obligated to execute trades in global precious metals products on our electronic platform covering 15 million gold ounce equivalents per year: Deutsche Bank Sharps Pixley Inc., The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc. and Société Générale Financial Corporation, each of which is one of our Initial Shareholders. The order flow commitments for global precious metals trading became effective in September 2000 and expired in August 2002. In 2002, these shareholders in the aggregate made order flow shortfall payments to us of $32,000 pursuant to these order flow agreements in global precious metal.

•	Global Oil — Under these order flow agreements, the following parties were each obligated to execute trades in contracts for crude oil and related products on our electronic platform covering 500 million barrel equivalents per year: BP International Limited, Elf Trading S.A., The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc., each of which is one of our Initial Shareholders or an affiliate of one of our Initial Shareholders. The order flow agreements for global oil became effective in November 2000 and expired in October 2002. In 2002 and 2001, these shareholders in the aggregate made order flow shortfall payments to us of $2.2 million and $2.3 million, respectively, pursuant to these order flow agreements in global oil.

•	North American Natural Gas and Power — Under this order flow agreement, the Gas and Power Firms, which are shareholders of our Company, were obligated as a group to execute trades in North American natural gas and power contracts on our electronic platform covering, in the aggregate, 48 billion million British Thermal Units per year. The order flow agreement for North American natural gas and power became effective in July 2001 and expired in June 2003. In 2002, these shareholders in the aggregate made order flow shortfall payments to us of $6.4 million pursuant to the order flow agreement in North American natural gas and power.

•	European Gas and Power — The following shareholder affiliates were each obligated to execute trades in European gas and power contracts on our electronic platform which would result in annual minimum commission payments of £200,000 in commission revenues per year: BP Gas Marketing Limited, Shell Energy Trading Limited, Gaseyls (an affiliate of Société Générale) and TotalFinaElf Gas & Power Limited. Non-shareholding market participants were also parties to these agreements. The order flow agreements became effective in January 2002 with respect to European gas contracts, were amended in April and May of 2003 to include European power contracts, and expired in December 2004. The order flow agreements also provided for revenue sharing arrangements that survive the expiration of the agreements and continue annually through 2006. Pursuant to these arrangements, if an order flow provider meets a threshold for trading volumes generated in a given period, ranging from 1.5 billion therms to 3.0 billion therms, that provider is entitled to share in a pool of 20% of our total commission revenues derived from trading in European gas products for that period by all participants, including those that are not or were not parties to the order flow agreements. As of December 31, 2003, none of the order flow providers qualified as eligible order flow providers in accordance with the threshold and we are no longer required to accrue or pay any revenue sharing amounts under these agreements. The order flow providers also received access to a specialized application programming interface, or API, that allows our participants to link their computer systems to our electronic platform. European gas order flow agreements were entered into with one Initial Shareholder, Morgan Stanley Capital Group Inc. and one affiliate of an Initial Shareholder, J. Aron & Company, which was similar to the other European gas commitments, except that minimum commitments and shortfalls were determined monthly and these order flow providers did not participate in the revenue sharing arrangement. In 2004, 2003 and 2002, we recognized $1.1 million, $703,000 and $1.1 million, respectively, in order flow shortfall revenues, including $540,000, $409,000 and $728,000, respectively, relating to our shareholders.

      We received total consolidated revenues of $29.4 million, $34.0 million and $63.5 million during 2004, 2003 and 2002, respectively, from our Initial Shareholders, the Gas and Power Firms, or affiliates of those entities. These revenues were derived from all shareholders that own in excess of 1% of our stock. Revenues from one of the Gas and Power Firms comprised 10.0% of our total consolidated revenues during 2002. No other shareholder accounted for more than 10% of total consolidated revenues during 2004, 2003 or 2002.

Registration Rights
      In connection with this offering, we intend to enter into a registration rights agreement with CPEX, which owns approximately                      shares of our common stock outstanding, and substantially all of the equity interests in CPEX are owned by Mr. Sprecher, our chief executive officer, and members of his family. Under this agreement, CPEX, or Mr. Sprecher, will be entitled to require us to register the common stock CPEX currently holds for resale into the public market, but only if Mr. Sprecher’s employment has been terminated by us without cause or by him for good reason.
      In addition, we intend to enter into a registration rights agreement with designated shareholders who may acquire new common stock upon the conversion of shares of their Class A2 common stock. The agreement will provide for the registration under the Securities Act and the offering of common stock from time to time following this offering, and will contain provisions relating to demand rights, piggy-back rights, conversion rights and lock-ups, among others.

Shareholders’ Agreement
      On June 14, 2001, the Initial Shareholders and Gas and Power Firms entered into a Shareholders’ Agreement. This agreement provides, among other things, that the Gas and Power Firms as a group may nominate four directors to our board of directors and each of BP Exploration & Oil, Inc., CPEX, Elf Trading Inc., The Goldman Sachs Group, Inc., Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc., or the Nominating Shareholders, may each nominate one director, and that all parties to the agreement would vote their shares in favor of each other’s nominee. This agreement also provided that the Nominating Shareholders would nominate and elect the chief executive officer and the chairman of IPE Holdings Plc to our board of directors as long as our Class B redeemable common stock remained outstanding. Pursuant to this agreement, since the elimination of our Class B redeemable common stock, the Nominating Shareholders have been required to nominate either the chief executive officer or the chairman of IPE Holdings Plc to our board of directors, rather than both. This agreement also provides for the Gas and Power Firms to receive shares from the Initial Shareholders in order to ensure that the value of their shares is not diluted. In addition, the agreement places restrictions on the use of proxies and voting trusts with unaffiliated entities. The Shareholders’ Agreement will terminate upon the closing of this offering.

Loan to Mr. Sprecher
      In December 2001, our board of directors agreed to loan Mr. Sprecher, our chief executive officer, an amount corresponding to the income tax liability that accrued in CPEX as a result of CPEX’s ownership interest in our business from the time of the formation of IntercontinentalExchange, LLC until our assumption of corporate form on June 15, 2001. This loan was made pursuant to the requirements of the limited liability company operating agreement of IntercontinentalExchange, LLC, dated as of May 11, 2000. As of December 2001, CPEX had accrued a tax liability of $503,000. The board of directors agreed to forgive this loan over a five-year period, with the first installment (20% of the $503,000 tax liability) forgiven in December 2001, and the remaining amount forgiven in equal installments in December of each of the four following years, provided that Mr. Sprecher continued to serve as our chief executive officer. The board also agreed to gross up Mr. Sprecher’s compensation for the tax liability associated with this loan forgiveness. In December 2004, the board accelerated forgiveness of the final two installments. As a result, no balance remained outstanding with respect to this loan as of December 31, 2004. The amounts forgiven under this arrangement and related gross ups are included in Mr. Sprecher’s compensation as described under the heading “Management — Executive Compensation”.
Relationships with Our Directors

CCX Agreement
      One of our directors, Richard L. Sandor, is also the Chairman, Chief Executive Officer and principal owner of the Chicago Climate Exchange, Inc., or CCX, which operates futures and OTC markets for the trading of emissions. In July 2003, we entered into an agreement with CCX to provide hosting services for the trading of CCX emissions on our electronic platform. Under this agreement, CCX is required to pay us an annual license fee of $725,000 and an annual service fee of $500,000. CCX is also required to pay us for certain technology development work at an agreed upon rate. In 2004 and 2003, CCX paid us $1.7 million and

$605,000, respectively, pursuant to this agreement. The initial term of this agreement expires in December 2006. The terms of this agreement provide for automatic renewal for additional one year periods following the expiration of the initial term, unless either party provides at least six months’ notice of its intention not to renew.
      In May 2004, we entered into a listing agreement with CCX under which we agreed to allow CCX to make certain emissions contracts available for trading in its emissions trading market, which we host on our platform, and to delist such contracts from trading on our platform. Pursuant to this agreement, CCX is obligated to pay us 10% of the gross revenues earned by CCX in connection with trading in these contracts.
      In August 2004, we entered into a license agreement with CCX in respect of certain CCX intellectual property relating to an emission reduction trading system and method. Pursuant to our agreement, CCX granted to us, our affiliates (including the IPE) and any of our contractors, agents and service providers a perpetual, non-exclusive, royalty-free license, including any patents or related applications thereto, in relation to such intellectual property. Pursuant to the terms of this agreement, we also acknowledged CCX’s ownership of the intellectual property and agreed not to challenge the ownership, validity or enforceability of the intellectual property.
      In addition, in August 2004, the IPE entered into a Cooperation and Licensing Agreement with CCX. Pursuant to this agreement, CCX and the IPE formed a cooperative relationship for the purposes of promoting the development of a European emissions trading market through, in particular, the trading of emissions contracts on our electronic platform. The agreement provides for CCX to fund IPE development and operating costs in relation to the emissions contracts. CCX will then receive 75% of net transaction fee income from the emissions contracts (after the deduction of operating costs). In December 2004, the European Climate Exchange, or ECX, which is a subsidiary of CCX, acceded to the terms of the Cooperation and Licensing Agreement. Emissions contracts refer to any cash or spot or futures contract for European emissions allowances traded on our platform pursuant to this agreement. Consistent with, and subject to, its legal and regulatory obligations and the provisions of this agreement, the IPE has agreed, among other obligations, to:

•	use commercially reasonable efforts to cooperate with CCX in the design and listing of the emissions contracts;

•	manage, in cooperation with us, the process of modifying our electronic platform and other hardware and software as necessary to allow the trading of the emissions contracts;

•	provide required market supervision, compliance and regulatory arrangements; and

•	obtain the necessary regulatory approvals to allow the trading of the emissions contracts from trading screens located in the United Kingdom, Germany, France, the Netherlands, Switzerland, Sweden, Norway, the United States, and such other countries as the IPE and CCX from time to time agree.
      The initial term of this agreement concludes on the later of December 31, 2007 and the date on which Phase I of the European Emissions Allowances Trading Scheme terminates, unless sooner terminated pursuant to special termination provisions of the agreement. The terms of this agreement provide for automatic renewal periods of one year following the conclusion of the initial term, unless terminated earlier by either party upon written notice provided no later than twelve months prior to the end of the initial term, or three months prior to the end of any renewal period.

Financial Printing
      One of our directors, Vincent Tese, is a member of the board of directors of Bowne & Co., Inc., a financial printer. We have engaged the services of Bowne in connection with this offering and expect to pay Bowne customary fees. We have not made any payments under this arrangement to date.

Intercompany Agreements

License and Services Agreements
      In May 2003, we entered into a Software License Agreement and an Atlanta Services Agreement with our subsidiary, the IPE, pursuant to which we provide the IPE with access to our electronic platform. Pursuant to the Software License Agreement, we have granted the IPE a license to use software related to our electronic platform, which the IPE may sub-license to its members and their participants. The Atlanta Services Agreement requires us to provide hosting, helpdesk and other services to the IPE. These agreements are designed to assist the IPE in meeting certain of its regulatory obligations as an RIE. The IPE is required to pay us for the license and related services pursuant to the terms of the agreements, which have been set on the same basis as we would negotiate with an unrelated third party. Similar agreements exist between the IPE and two of our other U.K.-based subsidiaries in respect of disaster recovery services and U.K. helpdesk services.
Other
      Kelly L. Loeffler, a corporate officer and our vice president, investor and public relations, is married to Jeffrey C. Sprecher, our Chairman and Chief Executive Officer. Since joining our company in September 2002, Ms. Loeffler has reported directly to Richard V. Spencer, our Chief Financial Officer. In 2004, Ms. Loeffler received total cash compensation of approximately $200,000.

PRINCIPAL AND SELLING SHAREHOLDERS
      The table below sets forth information regarding the beneficial ownership of our common stock on an actual basis as of the date of this prospectus (giving effect to the           for 1 reverse stock split and assuming full conversion of all outstanding Class A shares into shares of new common stock), and as adjusted to reflect the sale of our common stock in this offering with respect to:

•	each person we know to be the beneficial owner of 5% or more of our outstanding shares of common stock;

•	each of our executive officers named in the Summary Compensation Table above under the heading “Management”;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling shareholders.
      The shares of common stock sold in the offering by the selling shareholders will result from the conversion of Class A2 shares concurrently with the consummation of such sale. The shareholders listed below will not own any shares of new common stock until the first date designated for optional conversion.
      Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all shares of common stock shown as beneficially owned by the shareholder. Percentage of beneficial ownership is based on                      shares of common stock outstanding as of the date of this prospectus. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. This table does not reflect                      shares that the underwriters have an option to purchase from the selling shareholders. As of the date of this prospectus, our common stock was held by 115 shareholders of record. Unless indicated below, the address of each individual listed below is 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328.

	Shares Beneficially Owned			Shares Beneficially
	Before the Offering			Owned After the
				Offering

	Class A
	Common Stock		Shares	Common Stock
			Being
Name and Address of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

Morgan Stanley Capital Group Inc. 2000 Westchester Avenue, Floor 1, Purchase, NY 10577		14.85%
The Goldman Sachs Group, Inc. 85 Broad Street New York, NY 10004		14.24
Total Investments USA Inc. 1105 N. Market Street, Suite 1442, Wilmington, DE 19899		9.44
BP Exploration and Oil Inc. 28100 Torch Parkway Warrenville, IL 60555		8.84
Société Générale Financial Corporation Decc/Cot Tour Société Générale 17 Cours Valmy 92987 Paris Le Defense Cedex France		8.27

	Shares Beneficially Owned			Shares Beneficially
	Before the Offering			Owned After the
Offering

Class A
	Common Stock		Shares	Common Stock
Being
Name and Address of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage

S T Exchange Inc. 80 Strand London WC2R OZA United Kingdom		6.80
AEP Energy Services 1 Riverside Plaza Columbus, OH 43215-2373		5.60
Mirant Americas Energy Marketing, LP 1155 Perimeter Center, West Suite 130 Atlanta, GA 30338	11,143,166	5.27
Duke Energy Trading Exchange, LLC(1) 5400 Westheimer Houston, TX 77056	10,648,094	5.04
CPEX(1)(2) C/O IntercontinentalExchange 2100 RiverEdge Parkway, Suite 500 Atlanta, GA 30328	9,961,298	4.71
El Paso Merchant Energy North America Company(1) PO Box 2511, Houston, TX 77252-2511	9,791,122	4.63

Directors and Executive Officers
Charles R. Crisp(6)		*
Jean-Marc Forneri(6)		*
David S. Goone(3)		*
Edwin Marcial(3)(5)		*
Sir Robert Reid(6)		*
Frederic V. Salerno(6)		*
Richard L. Sandor(6)		*
Johnathan H. Short(3)		*
Richard V. Spencer(3)		*
Jeffrey C. Sprecher(2)(3)		*
Judith A. Sprieser(6)		*
Vincent Tese(6)		*
Charles A. Vice(3)(4)		*
Richard Ward(3)
International House 1 St Katherine’s Way London E1W1UY United Kingdom		*
All directors and executive officers as a group (14 persons):
Selling shareholders as a group

*	Represents less than 1%.

(1)	Although these parties are not five percent shareholders, they are included in this table because they are part of a shareholders’ agreement with the five percent shareholders.

(2)	CPEX figures include of our common shares held by CPEX, and stock options that are exercisable within 60 days of the date of this prospectus. Pursuant to the CPEX Stock Option Plan, CPEX granted options on shares owned by CPEX to eight employees, two of whom are current executive officers of our company. As of the date of this prospectus, there are options on shares of our stock owned by CPEX under the CPEX Stock Option Plan.

(3)	Executive officer beneficial ownership levels include stock options exercisable within 60 days of the date of this prospectus under the 2000 Stock Option Plan, and restricted stock unit awards that vest within 60 days of the date of this prospectus, under the 2004 Restricted Stock Plan.

(4)	Mr. Vice also holds exercisable options for of CPEX’s equity interest in our business pursuant to the CPEX Stock Option Plan. These options may be exercised by payment to CPEX and will have no effect on the dilution of our common stock.

(5)	Mr. Marcial also holds exercisable options for of CPEX’s equity interest in our business pursuant to the CPEX Stock Option Plan. These options may be exercised by payment to CPEX and will have no effect on the dilution of our common stock.

(6)	Director beneficial ownership levels include stock options exercisable within 60 days of the date of this prospectus under the 2000 Stock Option Plan, restricted stock unit awards that vest within 60 days of the date of this prospectus under the 2004 Restricted Stock Plan, and restricted stock unit awards that vest within 60 days of the date of this prospectus under the 2003 Directors Plan.

ORGANIZATION AND RECAPITALIZATION
Formation of IntercontinentalExchange, Inc.
      On May 11, 2000, IntercontinentalExchange LLC, or the LLC, our predecessor entity, was formed as a Delaware limited liability company. Subsequent to its formation, the LLC created a wholly-owned subsidiary, IntercontinentalExchange, Inc., a Delaware corporation, to provide stock options to our employees. The original members of the LLC were BP Exploration & Oil Inc., Continental Power Exchange, Inc., Deutsche Bank Sharps Pixely Inc., Elf Trading Inc., The Goldman Sachs Group, Inc., MHC Investment Company, Morgan Stanley Capital Group Inc., Société Générale Financial Corporation and S T Exchange Inc. Upon the LLC’s formation, CPEX, a company owned by our founder, chairman and chief executive officer, Jeffrey C. Sprecher, contributed to the LLC all of its assets and liabilities. At the same time, MHC Investment Company contributed intellectual property rights related to our electronic platform, and our Initial Shareholders entered into order flow agreements with us, providing for these Initial Shareholders to execute a minimum annual volume of transactions through our electronic platform.
      In November 2000, the original members of the LLC amended and restated the LLC agreement to provide for the issuance of additional membership interests to the Gas and Power Firms. The Gas and Power Firms that are currently shareholders are: AEP Energy Services, Inc., Duke Energy Trading Exchange, LLC, El Paso Merchant Energy North America Company and Mirant Americas Energy Marketing, L.P. Two additional Gas and Power Firms, Aquila Southwest Processing, L.P. and Reliant Energy Trading Exchange, Inc., are no longer shareholders. The Gas and Power Firms entered into an order flow agreement providing for these members, in the aggregate, to execute a minimum annual volume of transactions on our electronic platform and they made a combined $30.0 million cash payment. In connection with their acquisition of an interest in the LLC, the LLC granted the Gas and Power Firms warrants to purchase additional membership interests representing an additional 10% profit-sharing and voting interest in our business, subject to dilution. The warrants expired unvested on September 30, 2004.
      On June 15, 2001, in connection with our acquisition of the IPE described below, the LLC merged into its subsidiary, IntercontinentalExchange, Inc., which was the surviving entity. Each of the members of the LLC exchanged its rights and interests in the LLC for a proportionate number of shares of Class A common stock, Series 2 of IntercontinentalExchange, Inc., which we refer to as our Class A2 shares, and the LLC was dissolved.
Acquisition of IPE Holdings Plc/ Subsequent Redemption of Class B Redeemable Common Stock
      On June 18, 2001, we acquired IPE Holdings Plc in a share-for-share exchange. IPE Holdings Plc is the owner of the IPE. In this exchange, each IPE Holdings Plc shareholder received one share of Class B redeemable common stock, which we refer to as our Class B shares, and one share of our Class A common stock, Series 1, which we refer to as our Class A1 shares, in exchange for each of their IPE Holdings Plc shares. Under the terms of the Class B shares, the holders would have the right to require us to redeem their shares one year after the IPE’s two principal futures contracts traded exclusively on our electronic platform for a ten consecutive day period. The Class B shares were redeemable at a price of $5.895 per share, or $67.5 million in the aggregate.
      In November 2004, although the conditions for a redemption callable by the holders of the Class B shares had not yet been met, we determined that it was advisable to undertake an early redemption of the Class B shares. Pursuant to an amendment to our charter approved by our shareholders, we undertook an early redemption of the Class B shares on November 23, 2004. In connection with the early redemption, we redeemed the Class B shares of all holders at a price of $5.895 per share, for an aggregate redemption price of $67.5 million. The Class B shares cannot be reissued, and upon their redemption became undesignated shares of common stock.

Recapitalization
      Our board of directors has approved a plan for the recapitalization of our outstanding equity that will take effect upon the closing of this offering. This plan, which we refer to as the recapitalization, will simplify our capital structure following this offering and will bring our corporate governance procedures in line with those of other public companies. The recapitalization will include the following events:

•	Creation of a new class of common stock. Our charter will be amended and restated to provide for a new class of common stock, par value $0.01 per share, which we refer to as our new common stock, to be issued to investors who purchase shares in this offering.

•	Addition of an optional conversion right to the outstanding Class A1 shares and Class A2 shares. Our charter will also be amended to provide holders of our outstanding Class A1 shares and Class A2 shares a right to convert these shares into shares of our new common stock at the holder’s option, subject to such conditions as our board of directors may deem appropriate. All other rights and restrictions on our Class A1 shares and Class A2 shares will remain intact unless and until these shares are converted. The optional conversion right may be exercised by any holder of Class A2 shares as necessary to enable it to sell shares of new common stock in this offering and otherwise at any time (i) by any holder of Class A1 shares (other than holders who also own Class A2 shares) beginning on the date 90 days after the completion of this offering or (ii) by any holder of Class A2 shares beginning on the date 180 days after the completion of this offering.

•	Creation of a new class of undesignated preferred stock. Our charter will be amended to create a class of undesignated preferred stock, the terms of which may be established by our board of directors from time to time.

•	Modification of our corporate governance provisions. Our charter and bylaws will be amended and restated to add, delete and change various provisions relating to the governance of our company to include provisions customary for public companies, such as customary anti-takeover provisions.

•	Other changes. Our charter and bylaws will also be amended and restated to make other minor changes, such as:

•	a reclassification, or reverse stock split, of our authorized and outstanding Class A1 shares and Class A2 shares based on a ratio of ; and

•	the removal of references to the Class B shares from the charter.
      We describe the material terms of the amended and restated charter and bylaws as they will be in effect as of the closing of this offering under the heading “Description of Capital Stock”.
      The recapitalization, including all the steps discussed above, will take effect upon the closing of this offering. We need to obtain the approval of at least 75% of our shareholders (voting as a single class) to carry out various aspects of the recapitalization, and we expect to obtain all necessary approvals prior to the closing. Consequently, all information in this prospectus assumes that the recapitalization has occurred, including the       for 1 reverse stock split of the Class A common stock, unless otherwise specified.
      In this prospectus, we refer to our Class A1 shares and our Class A2 shares, collectively, as our Class A common stock. We refer to our Class A common stock and shares of our new common stock, collectively, as our common stock. Any shares of common stock to be sold by the selling shareholders in this offering will be Class A2 shares held by such holder that will be converted into shares of new common stock concurrently with the closing of this offering.

DESCRIPTION OF CAPITAL STOCK
      The following descriptions are summaries of the material terms of our amended and restated charter and bylaws as each will be in effect upon the closing of this offering. They may not contain all of the information that is important to you. To understand them fully, you should read our amended and restated charter and bylaws, copies of which are filed with the SEC as exhibits to the registration statement of which this prospectus is a part. The following descriptions are qualified in their entirety by reference to the amended and restated charter and bylaws and applicable law.
      Pursuant to our amended and restated charter, our authorized capital stock consists of 300,000,000 shares, each with a par value of $0.01 per share, of which:

•	25,000,000 shares are designated as preferred stock; and

•	275,000,000 shares are designated as common stock, divided into the following classes:

•	shares are designated as common stock, which we refer to as new common stock, shares of which will be outstanding upon the completion of this offering; and

•	shares are designated as Class A common stock, divided into two series: Class A, Series 1 common stock and Class A, Series 2 common stock, of which shares and shares, respectively, will be outstanding upon the completion of this offering.
      In this prospectus, unless the context otherwise requires, we refer to the new common stock and the Class A common stock, collectively, as our common stock. All outstanding shares of common stock are, and the shares of common stock offered hereby will be, when issued and sold, validly issued, fully paid and nonassessable.
Preferred Stock
      Our authorized capital stock includes 25,000,000 shares of preferred stock. Our board of directors is authorized to divide the preferred stock into series and, with respect to each series, to determine the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights, redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power of the holders of common stock and which could have certain anti-takeover effects.
      Subject to the rights of the holders of any series of preferred stock, the number of authorized shares of any series of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by resolution adopted by our board of directors and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of capital stock entitled to vote on the matter, voting together as a single class.
Common Stock
      Except for the conversion rights and restrictions on transfer relating to our Class A1 shares and our Class A2 shares and other matters described below, and subject to the rights and preferences of the holders of preferred stock at any time outstanding, our new common stock, our Class A1 shares and our Class A2 shares have the same rights and privileges and rank equally, share ratably and are identical in respect as to all matters, including rights in liquidation.

•	Voting: Each holder of shares of new common stock and Class A common stock is entitled to one vote for each share owned of record on all matters submitted to a vote of shareholders. Except as otherwise required by law or as described below, holders of shares of new common stock, Class A1 shares and Class A2 shares will vote together as a single class on all matters presented to the stockholders for their vote or approval, including the election of directors.

        There are no cumulative voting rights. Accordingly, the holders of a majority of the total shares of new common stock, Class A1 shares and Class A2 shares voting for the election of directors can elect all the directors if they choose to do so, subject to the voting rights of holders of any preferred stock to elect directors.
        In the event of a class or series vote to approve a change in the rights or special powers of any class or series of Class A common stock, two-thirds of the affected class or series must approve the change, except that in the case of an amendment to the rights or special powers of the Class A1 shares, the holders of Class A1 shares who also hold Class A2 shares and their affiliates are excluded.

•	Dividends and distributions: The holders of shares of new common stock and Class A common stock have an equal right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our board of directors from legally available funds. If a dividend or distribution is payable on the Class A common stock, we must also make a pro rata and simultaneous dividend or distribution on the new common stock. Conversely, if a dividend or distribution is paid or payable on the new common stock, we must also make a pro rata and simultaneous dividend or distribution on the Class A common stock.

•	Liquidation, dissolution or winding-up: In the event of our liquidation, dissolution or winding-up, holders of the shares of new common stock and Class A common stock are entitled to share equally, share-for-share, in the assets available for distribution after payment of all creditors and the liquidation preferences of our preferred stock.

•	Restrictions on transfer: Our charter continues to restrict the transfer of shares of Class A common stock. Class A1 shares may be transferred only with the board’s consent, which may not be unreasonably withheld. Class A2 shares may be transferred only in accordance with our bylaws or with the approval of our board of directors, in its sole discretion, other than transfers to an affiliate or to another holder of Class A2 shares. Neither our charter nor our bylaws contain any restrictions on the transfer of shares of new common stock. In the case of any transfer of shares, there may be restrictions imposed by applicable securities laws. We describe these transfer restrictions under the heading “Shares Eligible for Future Sale”.

•	Redemption, conversion or preemptive rights: Holders of shares of new common stock and Class A common stock have no redemption or conversion rights or preemptive rights to purchase or subscribe for our securities, except for holders of shares of our Class A common stock who have an optional conversion right to convert any shares of Class A common stock into shares of new common stock at a ratio of one-to-one, after giving effect to the reverse stock split. The board may specify any conditions to conversion the board deems to be appropriate and has determined that, other than shares of Class A common stock to be converted and sold by the selling shareholders in this offering, the holders of Class A1 shares may only exercise the conversion right at any time or from time to time following the date 90 days after the closing of this offering and the holders of Class A2 shares may do so only following the date 180 days after the closing of this offering. Once authorized by the board, the shares of Class A common stock are convertible at the holder’s option. Upon conversion, the shares of common stock would not be subject to restrictions on transfer that applied to the shares of Class A common stock prior to conversion, except to the extent such restrictions are imposed under applicable securities laws.

•	Other Provisions: There are no redemption provisions or sinking fund provisions applicable to either the new common stock or the Class A common stock, nor is the new common stock or Class A common stock subject to calls or assessments by us.
      The rights, preferences, and privileges of the holders of new common stock and Class A common stock are subject to and may be adversely affected by, the rights of the holders of any series of preferred stock which we may designate and issue in the future. As of the date of this prospectus, there are no shares of preferred stock outstanding.

Limitation of Liability and Indemnification Matters
      Our charter provides that none of our directors will be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except in those cases in which liability is mandated by the Delaware General Corporation Law, or DGCL, and except for liability for breach of the director’s duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law, or any transaction from which the director derived any improper personal benefit. Our bylaws provide for indemnification, to the fullest extent permitted by law, of any person made or threatened to be made a party to any action, suit or proceeding by reason of the fact that such person is or was one of our directors or senior officers or, at our request, serves or served as a director, officer, employee or agent of any other enterprise, against all expenses, liabilities, losses and claims actually incurred or suffered by such person in connection with the action, suit or proceeding. Our bylaws also provide that, to the extent authorized from time to time by our board of directors, we may provide to any one or more other persons rights of indemnification and rights to receive payment or reimbursement of expenses, including attorneys’ fees.
Section 203 of the Delaware General Corporation Law
      We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless the business combination is approved in a prescribed manner. A business combination includes a merger, asset sale or a transaction resulting in a financial benefit to the interested shareholder. An interested shareholder is a person who, together with affiliates and associates, owns (or, in certain cases, within three years prior, did own) 15% or more of the corporation’s outstanding voting stock. Under Section 203, a business combination between us and an interested shareholder is prohibited during the relevant three-year period unless it satisfies one of the following conditions:

•	prior to the time the shareholder became an interested shareholder, our board of directors approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;

•	on consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting stock outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and officers); or

•	the business combination is approved by our board of directors and authorized at an annual or special meeting of the shareholders by the affirmative vote of at least 66 2/3% of our outstanding voting stock that is not owned by the interested shareholder.
Certain Anti-Takeover Matters
      Our charter and bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include:

Board of Directors
      Vacancies and newly created seats on our board may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board. The inability of shareholders to determine the number of directors or to fill vacancies or newly created seats on the board makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

Advance Notice Requirements
      Our bylaws establish advance notice procedures with regard to shareholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our shareholders. These procedures provide that notice of such shareholder proposals must be timely given in writing to our secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the bylaws.

Adjournment of Meetings of Shareholders Without a Shareholder Vote
      Our bylaws permit the chairman of the meeting of shareholders, who is appointed by the board of directors, to adjourn any meeting of shareholders for a reasonable period of time without a shareholder vote.

Special Meetings of Shareholders
      Our bylaws provide that special meetings of the shareholders may be called by the board of directors, the chairman of the board, the chief executive officer, or at the request of holders of at least 50% of the shares of common stock outstanding at the time.

No Written Consent of Shareholders
      Our charter requires all shareholder actions to be taken by a vote of the shareholders at an annual or special meeting. Our charter generally does not permit our shareholders to act by written consent without a meeting, other than for certain class votes by holders of the Class A common stock.

Amendment of Bylaws and Charter
      Our charter requires the approval of not less than 66 2/3% of the voting power of all outstanding shares of our capital stock entitled to vote to amend any bylaw by shareholder action or to amend the charter provisions described in this section. This supermajority voting requirement makes it more difficult to alter the anti-takeover provisions of our bylaws and our charter. Our charter also authorizes the board of directors to amend the bylaws at any time without shareholder action.

Blank Check Preferred Stock
      Our charter provides for 25,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without shareholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent shareholder or shareholder group. In this regard, the charter grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek shareholder approval prior to any issuance of shares of preferred stock, unless otherwise required by law.
Listing
      We will apply to have our common stock listed on the New York Stock Exchange under the symbol “ICE”.
Transfer Agent
      The transfer agent for our common stock is Computershare Investor Services.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock (or Class A common stock prior to its conversion into common stock) in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.
      Upon the completion of this offering, we will have                      shares of common stock outstanding, which includes the                      shares of new common stock sold by us in this offering,                     Class A1 shares and                     Class A2 shares.
      All of the shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, or the Securities Act, except for any such shares that may be held or acquired by our affiliates, as that term is defined in Rule 144 promulgated under the Securities Act, which shares will be subject to the volume limitations and other restrictions of Rule 144 described below.
Sales of Restricted Shares
      An aggregate of                      shares of common stock (representing                     Class A1 shares and                     Class A2 shares) held by our existing shareholders upon completion of this offering will be “restricted securities”, as that phrase is defined in Rule 144. These shares may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144, 144(k) or 701 under the Securities Act, which rules are summarized below. Taking into account the lockup agreements described below and the provisions of Rules 144, 144(k) and 701,                      shares of Class A common stock will be available for sale in the public market as follows:

•	Class A1 shares will be available for immediate sale on the date of this prospectus pursuant to Rule 144(k); and

•	Class A2 shares will be available for sale after the date of this prospectus and the expiration date for the lockup agreements pursuant to Rule 144(k).
      Assuming all outstanding Class A1 shares are converted into shares of common stock,                      shares of common stock will be available for sale beginning on the date 90 days following the closing of this offering pursuant to Rule 144(k). Assuming all outstanding Class A2 shares are converted into shares of common stock,                      shares of common stock will be available for sale beginning on the date 180 days following the closing of this offering pursuant to Rule 144(k).
Rule 144
      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted shares for at least one year, including a person who may be deemed to be our affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of our common stock on the New York Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.
      For purposes of applying this volume limit, sales by certain related persons and sales by persons acting in concert must be aggregated. In addition, sales under Rule 144 must be made in unsolicited brokers’ transactions and must be disclosed in a notice filing with the SEC. For an affiliate, some of these requirements would also apply to sales of unrestricted shares.

Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Securities issued in reliance on Rule 701, such as shares of common stock acquired upon exercise of options granted under our stock option plans, are also restricted and, beginning 90 days after the effective date of this prospectus, may be sold by shareholders other than our affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one-year holding period requirement.
Lockup Agreements
      Notwithstanding the foregoing, we and the holders of approximately           % of our shares outstanding and           % of our shares issuable under options and grants outstanding as of           , 2005 — including our directors and officers, the Initial Shareholders and the Gas and Power Firms — have agreed that, for a period of 180 days following the date of this prospectus, we and they will not, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any shares of our common stock, any option to acquire our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions including:

•	sales made in this offering and the conversion of Class A2 shares into new common stock in connection therewith; and

•	in our case, issuances upon exercise of outstanding options or pursuant to existing employee plans.
      However, Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., in their sole discretion, may release any of the securities subject to lockup agreements, at any time without notice.
Additional Shares that May be Registered
      In connection with this offering, we intend to enter into a registration rights agreement with CPEX, which owns                      shares of our Class A common stock. Under this agreement, CPEX will be entitled to require us to register the common stock CPEX will receive upon conversion of the Class A2 shares it currently holds for resale into the public market. We also intend to enter into a registration rights agreement with holders of our Class A2 shares for registration of up to                      shares of common stock received upon conversion of Class A2 shares. For more detailed information regarding these registration rights, see “Certain Relationships and Related Transactions — Registration Rights Agreement”. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by “affiliates”, as that term is defined in Rule 144, immediately upon the effectiveness of such registration.
      After this offering, we intend to register initially            shares of our common stock, or approximately           % of the shares of our common stock that will be outstanding at that time, for issuance upon the exercise of options granted under our 2000 Stock Option Plan and 2004 Long-Term Incentive Plan. We may increase the number of shares registered for this purpose from time to time. Once we register these shares, they can be sold in the public market upon issuance.

CERTAIN UNITED STATES TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF COMMON STOCK
      This section summarizes certain United States federal income and estate tax consequences of the ownership and disposition of common stock by a non-U.S. holder. You are a non-U.S. holder if you are, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from common stock.
      This section does not consider the specific facts and circumstances that may be relevant to a particular non-U.S. holder and does not address the treatment of a non-U.S. holder under the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.
      If a partnership holds the common stock, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the common stock should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the common stock.
      You should consult a tax advisor regarding the United States federal tax consequences of acquiring, holding and disposing of common stock in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.
Dividends
      Except as described below, if you are a non-U.S. holder of common stock, dividends paid to you are subject to withholding of United States federal income tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate. Even if you are eligible for a lower treaty rate, we and other payors will generally be required to withhold at a 30% rate (rather than the lower treaty rate) on dividend payments to you, unless you have furnished to us or another payor:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, your status as (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying the status of each partner in the partnership or beneficiary of the estate or trust as) a non-United States person and your entitlement to the lower treaty rate with respect to such payments; or

•	in the case of payments made outside the United States to an offshore account (generally, an account maintained by you at an office or branch of a bank or other financial institution at any location outside the United States), other documentary evidence establishing your entitlement to the lower treaty rate in accordance with U.S. Treasury regulations.
      If you are eligible for a reduced rate of United States withholding tax under a tax treaty, you may obtain a refund of any amounts withheld in excess of that rate by filing a refund claim with the United States Internal Revenue Service.
      If dividends paid to you are “effectively connected” with your conduct of a trade or business within the United States, and, if required by a tax treaty, the dividends are attributable to a permanent establishment that you maintain in the United States, we and other payors generally are not required to withhold tax from the dividends, provided that you have furnished to us or another payor a valid Internal Revenue Service Form W-8ECI or an acceptable substitute form upon which you represent, under penalties of perjury, that:

•	you are a non-United States person; and

•	the dividends are effectively connected with your conduct of a trade or business within the United States and are includible in your gross income.
      “Effectively connected” dividends are taxed at rates applicable to United States citizens, resident aliens and domestic United States corporations.
      If you are a corporate non-U.S. holder, “effectively connected” dividends that you receive may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Gain on Disposition of Common Stock
      If you are a non-U.S. holder, you generally will not be subject to United States federal income tax on gain that you recognize on a disposition of common stock unless:

•	the gain is “effectively connected” with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States, if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

•	you are an individual, you hold the common stock as a capital asset, you are present in the United States for 183 or more days in the taxable year of the sale and certain other conditions exist.
      If you are a corporate non-U.S. holder, “effectively connected” gains that you recognize may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.
Federal Estate Taxes
      Common stock held by a non-U.S. holder at the time of death will be included in the holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Backup Withholding and Information Reporting
      If you are a non-U.S. holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	dividend payments; and

•	the payment of the proceeds from the sale of common stock effected at a United States office of a broker;
as long as the income associated with such payments is otherwise exempt from United States federal income tax and the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	a valid Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are (or, in the case of a non-U.S. holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person; or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations; or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of common stock effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of common stock that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations;
unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.
      In addition, a sale of common stock will be subject to information reporting if it is effected at a foreign office of a broker that is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership; or

•	such foreign partnership is engaged in the conduct of a United States trade or business, unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.
      You generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the Internal Revenue Service.

UNDERWRITING
      IntercontinentalExchange, the selling shareholders and the underwriters for this offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase, and IntercontinentalExchange and the selling shareholders have agreed to sell, the number of shares indicated in the following table. Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are acting as joint book-running managers of this offering and as the representatives of the underwriters.

Number of
Underwriters	Shares

Morgan Stanley & Co. Incorporated
Goldman, Sachs & Co.

Total

      The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
      If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional                      shares from the selling shareholders to cover such sales. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by IntercontinentalExchange and the selling shareholders. For the selling shareholders, such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Price Paid by the Selling
Shareholders
Price Paid by
	IntercontinentalExchange	No Exercise	Full Exercise

Per Share	$	$	$
Total	$	$	$
      Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $          per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $          per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.
      IntercontinentalExchange and the holders of approximately           % of the shares outstanding and           % of the shares issuable under options outstanding as of                     , 2005, including IntercontinentalExchange’s directors and officers, the Initial Shareholders and the Gas and Power Firms, have agreed with the underwriters not to dispose of, directly or indirectly (including by means of any hedge that results in a short sale or any swap or other arrangement that transfers any of the economic consequences of ownership of the shares to another party), any shares of the common stock, any option to acquire the common stock or any securities convertible into or exchangeable for the common stock, for a period of 180 days following the date of this prospectus, without the prior written consent of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., subject to certain exceptions, including:

•	sales made in this offering; and

•	in the case of IntercontinentalExchange, issuances upon exercise of outstanding options or pursuant to existing employee plans.

      The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period, IntercontinentalExchange issues an earnings release or announces material news or a material event; or (2) prior to the expiration of the 180-day restricted period, IntercontinentalExchange announces that it will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.
      Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., in their discretion, may release any of the securities subject to the lockup agreements, at any time without notice.
      At the request of IntercontinentalExchange, the underwriters have reserved up to            shares of common stock offered by this prospectus for sale, at the initial public offering price, to its directors, officers, employees and friends through a directed share program. IntercontinentalExchange cannot assure you that any of the reserved shares will be purchased. The number of shares of common stock available for sale to the general public in the public offering will be reduced to the extent these persons purchase these reserved shares. Any shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered hereby.
      IntercontinentalExchange will apply to list the common stock on the New York Stock Exchange under the symbol “ICE”. In order to meet one of the requirements for listing the common stock on the New York Stock Exchange, the underwriters have undertaken to sell round lots of 100 or more shares to a minimum of 2,000 beneficial holders.
      Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among IntercontinentalExchange and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be IntercontinentalExchange’s historical performance, estimates of its business potential and its earnings prospects, an assessment of its management and the consideration of the above factors in relation to market valuation of companies in related businesses.
      In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of this offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of the company’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the OTC market or otherwise.
      Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. may be deemed to be our “affiliates”, as defined, by Rule 2720 of the Conduct Rules of the NASD (“Rule 2720”). Accordingly, this offering will be conducted in compliance with the requirements of Rule 2720. Under the provisions of Rule 2720, when an NASD member distributes securities of an affiliate, the public offering price of the securities can be no higher than that recommended by a “qualified independent underwriter”, as such term is defined in Rule 2720. In accordance with such requirements,           has agreed to serve as a “qualified independent underwriter” and has conducted due diligence and will recommend a maximum price for the shares of common stock. IntercontinentalExchange has agreed to indemnify           for acting as a “qualified independent underwriter” against certain liabilities, including liabilities under the Securities Act of 1933.
      A prospectus in electronic format may be made available on the websites maintained by one or more underwriters participating in this offering. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distribution will be allocated by Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. to underwriters that may make Internet distributions on the same basis as other allocations.
      No sales may be made to discretionary accounts without the prior written approval of the customer.
      IntercontinentalExchange estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $           million.
      IntercontinentalExchange and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
      Two of IntercontinentalExchange’s Initial Shareholders are affiliates of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co., the lead underwriters for this offering. Upon the closing of this offering, each will own approximately           % and           %, respectively, of our common stock. The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with IntercontinentalExchange and its affiliates. They have received customary fees and commissions for these transactions.

VALIDITY OF THE COMMON STOCK
      The validity of the common stock offered hereby will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and for the underwriters by Cleary Gottlieb Steen & Hamilton LLP, New York, New York.
EXPERTS
      Our consolidated financial statements and schedule as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004, all included in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report. We have included our consolidated financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit various information included in the registration statement from this document. You may read and copy this information at the public reference room of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 450 Fifth St., N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at (800) SEC-0330. Our filings with the SEC are also available to the public through the SEC’s internet site at http://www.sec.gov.
      In addition, upon completion of this offering, we will become subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended, and, as a result, will file periodic reports, proxy statements and other information with the SEC. You will be able to read and copy these reports, proxy statements and other information at the addresses set forth above.

Report of Independent Registered Public Accounting Firm
Board of Directors and Shareholders
IntercontinentalExchange, Inc.
      We have audited the accompanying consolidated balance sheets of IntercontinentalExchange, Inc. and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IntercontinentalExchange, Inc. and Subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Atlanta, Georgia
February 16, 2005

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except per share amounts)

	December 31,

	2004	2003

ASSETS
Current assets:
Cash and cash equivalents	$61,199	$44,913
Restricted cash	18,421	12,797
Short-term investments	5,700	12,000
Restricted short-term investments	—	24,000
Customer accounts receivable:
Trade, net of allowance for doubtful accounts of $171 and $123 at December 31, 2004 and 2003, respectively	8,330	6,854
Related-parties	1,278	1,086
Deferred tax asset, net	426	345
Prepaid expenses and other current assets	4,688	3,898

Total current assets	100,042	105,893

Property and equipment, net	19,364	25,625

Other noncurrent assets:
Goodwill, net	82,454	76,799
Other intangible assets, net	3,621	4,649
Other noncurrent assets	2,037	1,913

Total other noncurrent assets	88,112	83,361

Total assets	$207,518	$214,879

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$829	$551
Accrued salaries and benefits	7,145	4,061
Accrued liabilities (including $1,307 to a related-party at December 31, 2004)	6,431	4,638
Income taxes payable	6,000	5,709
Current portion of revolving credit facility	12,000	—
Current portion of obligations under capital leases	482	1,648
Deferred revenue	1,553	1,310

Total current liabilities	34,440	17,917

Noncurrent liabilities:
Obligations under capital leases	—	482
Long-term portion of revolving credit facility	13,000	—
Deferred tax liability, net	9,093	9,191
Other noncurrent liabilities	1,254	1,013

Total noncurrent liabilities	23,347	10,686

Total liabilities	57,787	28,603

Commitments and contingencies
Class B redeemable common stock, $.01 par value; none authorized, issued or outstanding at December 31, 2004; 11,450 shares authorized, issued and outstanding at December 31, 2003; $5.895 per share redemption value	—	67,500

SHAREHOLDERS’ EQUITY:
Class A, Series 1 common stock, $.01 par value; 22,901 shares authorized; 11,450 shares issued and outstanding at December 31, 2004 and 2003	115	115
Class A, Series 2 common stock, $.01 par value; 300,000 shares authorized; 206,147 and 206,138 shares issued at December 31, 2004 and 2003, respectively, and 200,010 and 200,001 shares outstanding at December 31, 2004 and 2003, respectively	2,061	2,061
Treasury stock, at cost; 6,137 Class A, Series 2 common stock shares at December 31, 2004 and 2003	(5,541)	(5,541)
Additional paid-in capital	53,484	47,043
Deferred stock compensation	(6,087)	(34)
Retained earnings	71,172	49,223
Accumulated other comprehensive income	34,527	25,909

Total shareholders’ equity	149,731	118,776

Total liabilities and shareholders’ equity	$207,518	$214,879

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share amounts)

	Year Ended December 31,

	2004	2003	2002

Revenues:
Transaction fees, net (including $10,861, $11,556 and $52,785 with related-parties in 2004, 2003 and 2002, respectively)	$90,906	$81,434	$118,794
Data services fees (including $178 with related-parties in 2004)	9,691	7,742	5,141
Trading access fees	3,595	2,461	490
Other (including $1,869 and $605 with related-parties in 2004 and 2003, respectively)	4,222	2,109	1,065

Total revenues	108,414	93,746	125,490

Operating expenses:
Cost of hosting	1,279	1,715	3,962
Compensation and benefits	30,074	26,236	27,906
Professional services	14,523	15,138	15,876
Selling, general and administrative	13,120	12,398	12,425
Depreciation and amortization	17,024	19,341	14,368

Total operating expenses	76,020	74,828	74,537

Operating income	32,394	18,918	50,953

Other income (expense):
Interest income	2,885	1,694	1,956
Interest expense	(137)	(80)	(400)
Other expense, net	(1,420)	(666)	(64)

Total other income, net	1,328	948	1,492

Income before income taxes	33,722	19,866	52,445
Income tax expense	11,773	6,489	17,739

Net income	$21,949	$13,377	$34,706

Deduction for accretion of redeemable common stock	—	(1,768)	(3,656)

Net income available to common shareholders	$21,949	$11,609	$31,050

Earnings per common share:
Basic and Diluted	$0.10	$0.05	$0.14

Weighted average common shares outstanding:
Basic	211,460	217,316	217,570

Diluted	212,248	218,559	219,400

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Changes in Shareholders’ Equity
(in thousands)

										Accumulated Other
										Comprehensive Income

										Net Unrealized Gain
										(Loss) from
	Class A, Series 1		Class A, Series 2
	Common Stock		Common Stock		Treasury Stock		Additional	Deferred		Foreign		Total
							Paid-in	Stock	Retained	Currency	Hedging	Shareholders’
	Shares	Value	Shares	Value	Shares	Value	Capital	Compensation	Earnings	Translation	Derivatives	Equity

Balance, December 31, 2001	11,450	$115	206,106	$2,061	—	$—	$22,943	$—	$6,564	$3,087	$—	$34,770
Other comprehensive income	—	—	—	—	—	—	—	—	—	10,134	—	10,134
Exercise of common stock options	—	—	22	—	—	—	27	—	—	—	—	27
Net income	—	—	—	—	—	—	—	—	34,706	—	—	34,706
Accretion of Class B redeemable common stock	—	—	—	—	—	—	—	—	(3,656)	—	—	(3,656)

Balance, December 31, 2002	11,450	115	206,128	2,061	—	—	22,970	—	37,614	13,221	—	75,981
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	13,129	(441)	12,688
Exercise of common stock options	—	—	10	—	—	—	24	—	—	—	—	24
Treasury shares received for order flow shortfall	—	—	—	—	(6,705)	(6,053)	—	—	—	—	—	(6,053)
Issuance of Class A, Series 2 shares	—	—	—	—	568	512	10	—	—	—	—	522
Issuance of restricted stock	—	—	—	—	—	—	39	(39)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	5	—	—	—	5
Consolidation of variable interest entity	—	—	—	—	—	—	24,000	—	—	—	—	24,000
Net income	—	—	—	—	—	—	—	—	13,377	—	—	13,377
Accretion of Class B redeemable common stock	—	—	—	—	—	—	—	—	(1,768)	—	—	(1,768)

Balance, December 31, 2003	11,450	115	206,138	2,061	(6,137)	(5,541)	47,043	(34)	49,223	26,350	(441)	118,776
Other comprehensive income (loss)	—	—	—	—	—	—	—	—	—	10,693	(2,075)	8,618
Exercise of common stock options	—	—	9	—	—	—	14	—	—	—	—	14
Issuance of restricted stock	—	—	—	—	—	—	6,427	(6,427)	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	374	—	—	—	374
Net income	—	—	—	—	—	—	—	—	21,949	—	—	21,949

Balance, December 31, 2004	11,450	$115	206,147	$2,061	(6,137)	$(5,541)	$53,484	$(6,087)	$71,172	$37,043	$(2,516)	$149,731

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income
(in thousands)

	Year Ended December 31,

	2004	2003	2002

Net income	$21,949	$13,377	$34,706
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax of $344, $355 and $291 for the years ended December 31, 2004, 2003 and 2002, respectively	10,693	13,129	10,134
Change in fair value of derivatives, net of tax of ($1,250) and ($266) for the years ended December 31, 2004 and 2003, respectively	(2,075)	(441)	—

Comprehensive income	$30,567	$26,065	$44,840

See accompanying notes.

IntercontinentalExchange, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,

	2004	2003	2002

Operating activities
Net income	$21,949	$13,377	$34,706

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,024	19,341	14,368
Amortization of revolving credit facility issuance costs	8	—	—
Allowance for doubtful accounts	(2)	(330)	508
Net realized gains on sales of available-for-sale investments	(163)	(96)	(165)
Accrued interest included in principal balance of related-parties notes payable	—	—	264
Amortization of deferred compensation	374	5	—
Deferred taxes	(579)	(462)	3,059
Changes in assets and liabilities:
Customer accounts receivable:
Trade, net	(1,172)	(3,803)	(4,439)
Related-parties	(192)	1,114	4,180
Prepaid expenses and other current assets	(2,629)	(1,999)	(3,213)
Noncurrent assets	103	676	307
Accounts payable	253	(802)	(698)
Income taxes payable	283	3,968	(2,360)
Deferred revenue	254	681	(336)
Accrued salaries and benefits, and other accrued liabilities	4,650	(4,577)	4,991

Total adjustments	18,212	13,716	16,466

Net cash provided by operating activities	40,161	27,093	51,172

Investing activities
Capital expenditures	(1,703)	(1,606)	(14,770)
Capitalized software development costs	(4,841)	(5,176)	(6,021)
Purchase of trademarks and internet domain names	—	(665)	—
Cash payments for order flow agreements	—	—	(725)
Proceeds from sales of available-for-sale investments	30,463	11,096	49,165
Purchases of available-for-sale investments	(24,000)	(19,000)	(53,000)
(Increase) decrease in restricted cash	(4,696)	(2,780)	142

Net cash used in investing activities	(4,777)	(18,131)	(25,209)

Financing activities
Proceeds from issuance of treasury shares	—	522	—
Repayments of related-party notes payable	—	—	(16,465)
Payments on capital lease obligations	(1,648)	(1,870)	(3,613)
Proceeds from revolving credit facility	25,000	—	—
Issuance costs for revolving credit facility	(190)	—	—
Redemption of Class B redeemable common stock	(43,500)	—	—
Proceeds from exercise of common stock options	14	24	27

Net cash used in financing activities	(20,324)	(1,324)	(20,051)

Effect of exchange rate changes on cash and cash equivalents	1,226	3,648	2,105

Net increase in cash and cash equivalents	16,286	11,286	8,017
Cash and cash equivalents, beginning of year	44,913	33,627	25,610

Cash and cash equivalents, end of year	$61,199	$44,913	$33,627

Supplemental cash flow disclosure
Cash paid for income taxes	$11,506	$6,291	$16,295

Cash paid for interest	$89	$80	$137

Supplemental noncash investing and financing activities
Restricted cash used for redemption of Class B redeemable common stock	$(24,000)	$—	$—

Proceeds from sales of available-for-sale restricted investments	$48,231	$20	$—

Purchases of available-for-sale restricted investments	$(24,000)	$(24,000)	$—

Issuance of restricted stock	$6,427	$39	$—

Consolidation of variable interest entity	$—	$24,000	$—

Treasury shares received for order flow shortfall	$—	$6,053	$—

Capital lease obligations issued for purchase of equipment	$—	$1,344	$6,020

Accretion of Class B redeemable common stock	$—	$1,768	$3,656

See accompanying notes.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements
December 31, 2004

1.	Nature of Business and Organization
      IntercontinentalExchange, Inc. (the “Company”) (a Delaware corporation) owns and operates an Internet-based, global electronic marketplace for facilitating trading in futures and over-the-counter (“OTC”) commodities and derivative financial products (the “Platform”). The Company owns 100% of IPE Holding Plc, which is the sole shareholder of the International Petroleum Exchange of London Limited (the “IPE”). The IPE operates as a United Kingdom (“U.K.”) Recognized Investment Exchange (“RIE”) in London, England, for the purpose of trading energy commodity futures and options contracts both electronically through the Platform and through floor-based open-outcry trading in London. Headquartered in Atlanta, Georgia, the Company also has offices in London, New York, Chicago, Houston, Singapore and recently opened a new office in Calgary in January 2005.
      The Company currently operates the Platform as an exempt commercial market (“ECM”) pursuant to the Commodity Exchange Act and regulations of the Commodity Futures Trading Commission (“CFTC”). As an ECM, the Company is required to file a notice with the CFTC, provide the CFTC with access to its trading system and respond to requests for information or records from the CFTC.
      The IPE is subject to regulation in the U.K. by the Financial Services Authority (“FSA”) in accordance with the Financial Services and Markets Act 2000. The IPE is responsible for maintaining financial resources sufficient for the proper performance of its functions as an RIE, and, in order to satisfy this requirement, is obligated to maintain a minimum amount of liquid financial assets at all times.
      The Company also owns 100% of IntercontinentalExchange Services, Inc. (“ICE Services US”), The 10x Group, L.P. and The 10x Group (UK) L.L.P (collectively, “10x”), IntercontinentalExchange Services (UK) Ltd. (“ICE Services UK”) and IntercontinentalExchange Technologies Ltd. (“ICE Tech”). ICE Services US is based in New York and performs global marketing and business development services for the Company, including, but not limited to, targeted promotions and client development. 10x is a market data services company based in Houston and London that offers subscriptions to OTC end of day reports, market price validation (“MPV”) curves, customized data packages, real-time IPE price information through terminal and license fees and real-time view only screen access to the Platform through WebICE. The IPE began selling its market data services through 10x in November 2004. WebICE is a web-based desktop service whose subscribers can view every bid, offer and trade as well as depth of market across all of the North American power and gas commodity markets traded on the Platform. ICE Services UK, which is based in London, supports trading of European energy commodities, performs helpdesk functions and received authorization by the FSA in January 2003 to act as an arranger of deals in investments. ICE Tech operates the fully functional disaster recovery facility for the Platform.
2.     Summary of Significant Accounting Policies
Basis of Presentation
      The accompanying consolidated financial statements are presented in accordance with U.S. generally accepted accounting principles. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions between the Company and its wholly-owned subsidiaries have been eliminated in consolidation.
Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Estimates also affect the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.
Segment and Geographic Information
      The Company currently has two reportable operating segments: its OTC business segment and its futures business segment. Both segments operate across domestic and international markets. Substantially all of the Company’s identifiable assets are in the U.S. and the U.K.
Cash and Cash Equivalents
      The Company considers all short-term, highly liquid investments with original maturity dates of three months or less at the time of purchase to be cash equivalents.
Short-Term Investments
      The Company invests a portion of its cash in excess of short-term operating needs and a portion of its restricted cash in U.S. AAA rated 28-day Auction Rate Securities (“ARS”). The Company classifies these investments as available-for-sale in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities. ARS are long-term instruments whose interest rates or dividends are reset frequently, usually every seven to 49 days. The reset mechanism occurs via a Dutch auction, wherein purchasers and sellers submit their orders for ARS to registered broker-dealers. The highest bid that clears the auction is the interest rate or dividend applied to the entire issue until the next auction date. While there is no guarantee that a sell order will be filled, it is rare for it not to be filled due to the high credit quality of the ARS. Even though the Company only purchases 28-day auction rate issues, the Company is required to classify these securities as short-term investments instead of cash equivalents in the accompanying consolidated balance sheets as the original maturity of the ARS is in excess of 90 days. As of December 31, 2004, the contractural maturities of these securities are in excess of ten years. The ARS investments are classified as current assets based upon the Company’s intent and ability to use these investments as necessary for short-term requirements.
      Available-for-sale investments are carried at their fair value. Based on the short-term nature of these 28-day auction rate issues and their market rates, the estimated fair value of the ARS approximates carrying value. Therefore, the net unrealized gains or losses are immaterial. Proceeds from sales of available-for-sale investments, including the restricted short-term investments, were $78.7 million, $11.1 million and $49.2 million during the years ended December 31, 2004, 2003 and 2002, respectively. Purchases of available-for-sale investments, including the restricted short-term investments, were $48.0 million, $43.0 million and $53.0 million during the years ended December 31, 2004, 2003 and 2002, respectively. Gross realized gains on the short-term investments, including the restricted short-term investments, were $394,000, $116,000 and $165,000 during the years ended December 31, 2004, 2003 and 2002, respectively, and have been classified as interest income in the accompanying consolidated statements of income.
Restricted Cash and Restricted Short-Term Investments
      The Company classifies all cash and short-term investments that are not available for general use by the Company, either due to FSA requirements or through restrictions in specific agreements, as restricted in the accompanying consolidated balance sheets (Note 3).

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Property and Equipment
      Property and equipment are recorded at cost, reduced by accumulated depreciation (Note 4). Depreciation and amortization expense is computed using the straight-line method based on estimated useful lives of the assets, or in the case of leasehold improvements, the shorter of the initial lease term or the estimated useful life of the asset. The Company reviews the remaining estimated useful lives of its property and equipment at each balance sheet date and will make adjustments to the estimated remaining useful lives whenever events or changes in circumstances indicate that the remaining useful lives have changed. Gains on disposals of property and equipment are included in other income and losses on disposals of property and equipment are included in depreciation expense. Maintenance and repairs are expensed as incurred.
Software Development Costs
      The Company capitalizes costs, both internal and external direct and incremental costs, related to software developed or obtained for internal use in accordance with AICPA Statement of Position 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use. Software development costs incurred during the preliminary or maintenance project stage are expensed as incurred, while costs incurred during the application development stage are capitalized and are amortized using the straight-line method over the useful life of the software, not to exceed three years. Amortization of these capitalized costs begins only when the software becomes ready for its intended use. General and administrative costs related to developing or obtaining such software are expensed as incurred.
Interest Costs
      The Company’s policy is to capitalize qualified interest costs incurred on internally developed software projects that are in the application development stage and that extend beyond six months. For the years ended December 31, 2004, 2003 and 2002, the Company incurred interest costs of $137,000, $80,000 and $400,000, respectively. No interest was capitalized during the years ended December 31, 2004, 2003 and 2002 as no internally developed software projects extended beyond six months.
Goodwill and Other Intangible Assets
      The Company has recorded goodwill for the excess of the purchase price for its acquisition of the IPE during June 2001 over the fair value of identifiable net assets acquired, including other identified intangible assets (Note 5). The Company recognizes specifically identifiable intangibles when a specific right or contract is acquired. Finite-lived intangible assets are amortized on a straight-line basis over the lesser of their contractual or estimated useful lives. The Company’s goodwill and other intangible assets are evaluated for impairment annually in its fiscal fourth quarter or sooner if events indicate that value may be diminished. Such evaluation includes comparing the fair value of a reporting unit with its carrying value and analyzing expected future discounted cash flows at the reporting unit level. The reporting unit level for the Company’s goodwill and the majority of its other intangible assets is the futures business segment, which relates to the operations of the IPE. This analysis did not result in an impairment charge during the years ended December 31, 2004, 2003 or 2002.
Intellectual Property
      All costs related to internally developed patents and trademarks are expensed as incurred. All costs related to purchased patents, trademarks and internet domain names are recorded as other intangible assets and are amortized on a straight-line basis over their estimated useful lives. All costs related to licensed patents are capitalized and amortized on a straight-line basis over the term of the license.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Long-Lived Assets
      The Company reviews its long-lived assets, such as property and equipment, goodwill, and other intangible assets, for impairment at each balance sheet date and whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. To analyze recoverability, the Company projects undiscounted net future cash flows over the remaining life of such assets. If these projected cash flows are less than the carrying amount, an impairment would be recognized, resulting in a write-down of assets with a corresponding charge to earnings. The impairment loss is measured based upon the difference between the carrying amount and the fair value of the assets.
      An impairment would also be recorded when events or changes in circumstances may indicate that the carrying amount of an asset may not be recoverable. Management believes its long-lived assets in the accompanying consolidated balance sheets are appropriately valued.
Income Taxes
      The Company and its U.S. subsidiaries file a consolidated U.S. federal income tax return. State income tax returns are filed on a separate, combined or consolidated basis in accordance with relevant state laws and regulations. The Company’s foreign subsidiaries are based in the U.K. and they file separate local country income tax returns and take advantage of the U.K.’s group relief provisions when applicable. The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred tax expenses and benefits are recognized for changes in deferred tax assets and liabilities.
      The difference between our actual income tax rate and our effective tax rate for a given period is primarily a reflection of the tax effects of our foreign operations, general business and tax credits, state income taxes and the non-deductibility of certain expenses. We have provided for U.S. income taxes on all undistributed earnings of our foreign subsidiaries as they are not expected to be permanently reinvested.
Revenue Recognition
      The Company’s revenues primarily consist of commission and exchange fee revenues for OTC transactions executed over the Platform and for futures transactions executed through the IPE and are recognized on the date the transactions occur. The Company calculates the commission fee revenues based on the volume of each commodity traded on the Platform multiplied by the commission rate for each commodity type. The IPE exchange fee revenues are determined on the basis of an exchange fee charged for each “lot” or contract traded on the exchange. Exchange fees are calculated by LCH.Clearnet Limited (formerly the London Clearing House or “LCH”) on the IPE’s behalf and are transferred to the IPE on a monthly basis. The LCH, which is a leading clearinghouse based in London, also calculates and collects fees for cleared OTC contracts traded on the Platform.
      Transaction fees are recorded net of rebates of $3.3 million, $981,000 and $887,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company rebates a portion of the exchange fees paid by IPE independent local traders for lots bought and sold on the same day for the same price. The Company also rebates a portion of the commission fees paid by certain market makers in the OTC business. The 2004 rebates include $2.3 million for a two month rebate program in November and December 2004 designed to promote electronic futures trading in the Brent Crude futures market on the Platform.
      Data services revenues include terminal and license fees received from data vendors in exchange for the provision of real-time IPE price information. Data services fees are charged to data vendors on a monthly basis based on the number and type of terminals they have carrying IPE data. Each data vendor also pays an annual

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
license fee to the IPE, which is deferred and recognized as revenue ratably over the period of the annual license. Data services revenues include view-only access charges to subscribers to view real-time OTC price information on the Platform through 10x. 10x also publishes end of day trading and price reports and provides MPV services. The MPV service provides validation of long-dated and illiquid swaps and options valuations based on inputs from counterparties in the marketplace submitting their trader valuations for open positions. 10x invoices its subscribers either on a monthly or annual basis. For those 10x subscribers billed on an annual basis, the revenues are deferred and amortized ratably over the period of the annual subscriptions.
      Trading access revenues include monthly minimum commission shortfall fees charged to customers that are signed up to trade on the OTC Platform. The monthly minimum commission amount for each company is based on the number of users at each company signed up to trade on the Platform. The difference between the monthly minimum commission total for each company and the actual amount of commissions paid that month for trading activity is recognized as monthly minimum commission shortfall trading access revenues. The actual amount of commissions paid that month for trading activity is recognized as transaction fee revenues. Trading access revenues also relate to annual member subscription and system user fees charged to IPE customers, which are deferred and amortized ratably over the periods to which they relate.
      Other revenues primarily relate to revenue generated from IPE equipment rentals, IPE communications charges and IPE training seminars, and are recognized as services are provided. The IPE equipment rentals are charged in advance and are amortized ratably over the period to which they relate. Other revenues also include licensing and service fees charged to the Chicago Climate Exchange, Inc. (“CCX”). CCX is a self-regulated exchange that administers a voluntary multi-sector greenhouse gas reduction and trading program for North America. The Company has been contracted to provide, design and service CCX’s electronic trading platform. The license and service fees are billed in advance to CCX on a monthly basis and are recognized as services are provided. We recognize technology development fees as revenues when the development work is completed and accepted by CCX.
Sources of Supplies
      The Company uses ten primary vendors for equipment used in the Platform and its network. If these vendors were unable to meet the Company’s needs, management believes that the Company could obtain this equipment from other vendors on comparable terms and that its operating results would not be materially adversely affected.
Credit Risk and Significant Customers
      The Company’s accounts receivable related to its OTC business segment subjects the Company to credit risk, as the Company does not require its customers to post collateral for bilateral trades. The Company does not risk its own capital in transactions or extend credit to market participants in any commodities markets. The Company limits its risk of loss by allowing trading access to the Platform to companies that qualify as eligible commercial entities, as defined in the Commodity Exchange Act, and by terminating access to the Platform by entities with delinquent accounts.
      Beginning in January 2003, the Company received approval from the CFTC permitting registered traders and locals with floor or electronic trading privileges on any regulated U.S. futures exchange to qualify as eligible commercial entities and, therefore, to execute OTC transactions on the Platform. The Company also received approval in October 2004 from the CFTC permitting IPE’s registered brokers and local traders to transact in the OTC markets for their own accounts. This has allowed IPE members and traders access to both the futures markets and the OTC markets on one screen via the Platform. The launch and growth of cleared OTC products also limits the Company’s risk of loss in its OTC business as the LCH collects cleared transaction fees on the date the transactions occur and transfers these fees to the Company on a monthly basis.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
The LCH serves as the central counterparty to all trades executed by its members. During the year ended December 31, 2004, 54% of the OTC business segment commission fee revenues were from cleared trades.
      The Company’s large customer base also mitigates the concentration of credit risk as the Company had over 660 companies registered to trade on the Platform as of December 31, 2004 and another 200 companies with view-only access rights through 10x. There were no accounts receivable balances greater than 10% of total consolidated accounts receivable as of December 31, 2004 or December 31, 2003.
      Revenues from one customer, which was a related-party for a portion of the year ended December 31, 2002, comprised 10% of total consolidated revenues for the year ended December 31, 2002. No other customer accounted for more than 10% of total consolidated revenues during any of the years presented in the accompanying consolidated statements of income, including the years ended December 31, 2004 and 2003. See Note 11 where related-parties are discussed in more detail.
Stock-Based Compensation
      The Company currently sponsors an employee stock option plan, described more fully in Note 9. The Company accounts for the stock-based compensation plan under the intrinsic value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related Interpretations. Therefore, the Company recognizes no compensation expense for the stock option grants as long as the exercise price is equal to or more than the fair value of the shares at the date of grant. The Company has adopted the disclosure-only provisions under SFAS No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation — Transaction and Disclosure. Please refer to the New Accounting Pronouncements section of Note 2 for information regarding the Company’s plans regarding the implementation of SFAS No. 123 (revised 2004), Share-Based Payment. Had the Company elected to adopt the fair value recognition provisions of SFAS No. 123, pro forma net income available to common shareholders and earnings per common share for the years ended December 31, 2004, 2003 and 2002 would be as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands, except per share amounts)
Net income available to common shareholders, as reported	$21,949	$11,609	$31,050
Add: Stock-based compensation expense included in reported net income, net of tax	243	4	—
Deduct: Total stock-based compensation expense determined under the fair value method for all awards, net of tax	(737)	(3,494)	(2,638)

Net income available to common shareholders, pro forma	$21,455	$8,119	$28,412

Earnings per common share:
Basic and Diluted — as reported	$0.10	$0.05	$0.14

Basic and Diluted — pro forma	$0.10	$0.04	$0.13

      The reduction in pro forma stock-based compensation expense for the year ended December 31, 2004 is primarily due to the large number of stock option forfeitures that occurred during the year ended December 31, 2004. Pursuant to SFAS No. 123, the Company reduced the compensation cost for actual forfeited options during the year ended December 31, 2004, which included 4,475,733 stock options and $4.4 million of compensation cost recognized on a pro forma basis in prior periods for the forfeited stock options.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Earnings Per Common Share
      Basic earnings per common share is calculated using the weighted average common shares outstanding during the year. Common equivalent shares from stock options, restricted stock awards and warrants, using the treasury stock method, are also included in the diluted per share calculations unless their effect of inclusion would be antidilutive (Note 16).
Treasury Stock
      The Company records treasury stock activities under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock (Note 9).
Fair Value of Financial Instruments
      SFAS No. 107, Disclosure about the Fair Value of Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the consolidated balance sheets. The Company’s financial instruments include cash and cash equivalents, short-term investments, restricted cash, accounts receivable, short-term and long-term debt and other short-term assets and liabilities. Based on the short-term nature of these financial instruments or their market rates, the estimated fair values of the Company’s financial instruments approximate their carrying values as of December 31, 2004 and 2003.
Foreign Currency Transaction Adjustments and Transactions
      The functional currency of the Company’s foreign subsidiaries is the U.K. pounds sterling. The Company translates these assets and liabilities into U.S. dollars using period-end exchange rates and revenues and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are recorded in accumulated other comprehensive income, a separate component of shareholders’ equity in the accompanying consolidated balance sheets and in the consolidated statements of comprehensive income. Gains and losses from foreign currency transactions, such as those resulting from the settlement of foreign receivables or payables or the Company’s foreign subsidiaries cash accounts held in U.S. dollars, are included in other income (expense) in the accompanying consolidated statements of income and resulted in net losses of $1.4 million, $644,000 and $149,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
Hedging
      During the years ended December 31, 2004 and 2003, the Company entered into foreign currency hedging activities primarily to protect the net investment in its foreign subsidiaries (Note 13). In accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, the Company is required to recognize all derivative financial instruments as either assets or liabilities in the accompanying consolidated balance sheets at fair value. The effective portion of any gain or loss on these derivative financial instruments, which have been designated as a hedge of a net investment in foreign operations, are reflected in accumulated other comprehensive income. Any ineffective portion of any gain or loss on these derivative financial instruments are immediately recognized in earnings. The Company’s foreign exchange forward contracts entered into during the years ended December 31, 2004 and 2003 met the requirements for hedge accounting, including correlation, and qualified as effective hedges. Therefore, all gains or losses on these foreign exchange forward contracts have been reflected in other comprehensive income in the accompanying consolidated statements of comprehensive income and balance sheets.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Marketing and Promotional Fees
      Advertising costs, including print advertising and production costs, product promotion campaigns and seminar, conference and convention costs related to trade shows and other industry events, are expensed as incurred. The Company incurred advertising costs of $849,000, $1.2 million and $1.4 million during the years ended December 31, 2004, 2003 and 2002, respectively.
New Accounting Pronouncements
      On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123. SFAS No. 123(R) supersedes APB Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair value. Pro forma disclosure is no longer an alternative.
      For public companies that do not file as small business issuers, SFAS No. 123(R) must be adopted no later than July 1, 2005. For nonpublic entities, SFAS No. 123(R) is effective as of the beginning of the first annual reporting period that begins after December 15, 2005. Early adoption will be permitted in periods in which financial statements have not been issued. The Company expects to adopt SFAS No. 123(R) on July 1, 2005.
      SFAS No. 123(R) permits companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      The Company plans to adopt SFAS No. 123(R) using the modified prospective method.
      As permitted by SFAS No. 123, the Company currently accounts for share-based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of SFAS No. 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had the Company adopted SFAS No. 123(R) in prior periods, the impact of the standard would have approximated the impact of SFAS No. 123 as described in the disclosure of pro forma net income and earnings per share in Notes 2 and 9. It should be noted that there are certain differences between the requirements of SFAS No. 123 and SFAS No. 123(R) that may result in a material difference in the impact of the fair value calculations on the Company’s net income and earnings per share. This includes the requirement under SFAS No. 123(R) to estimate forfeitures, the requirement that an excess tax benefit reduces taxes payable before it is realized, potential changes to the capitalization of compensation cost and the Company’s use of industry volatility figures in prior periods.
      SFAS No. 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
periods after adoption. The Company cannot estimate what those amounts may be in the future because they depend on, among other things, when employees exercise stock options. The Company did not recognize any tax deductions in excess of the recognized compensation cost for the years ended December 31, 2004, 2003 and 2002.
      In December 2004, FASB Staff Position No. SFAS 109-2, Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004 (“FSP SFAS 109-2”) was issued. FSP SFAS 109-2 provides guidance under SFAS 109, Accounting for Income Taxes (“SFAS No. 109”), for recording the potential impact of the repatriation provisions of the American Jobs Creation Act of 2004 (the “Jobs Act”), enacted on October 22, 2004. FSP SFAS 109-2 allows time beyond the financial reporting period of enactment to evaluate the effects of the Jobs Act before applying the requirements of FSP SFAS 109-2. Accordingly, the Company is evaluating the potential effects of the Jobs Act and has not adjusted the tax expense or deferred tax liability as of December 31, 2004 to reflect the requirements of FSP SFAS 109-2 (Note 10).
Reclassifications
      Certain prior year amounts have been reclassified to conform to the current year’s financial statement presentation.

3.	Restricted Cash and Short-Term Investments
      As an RIE, the FSA requires the IPE to restrict the use of the equivalent of six months of operating expenditures in cash or cash equivalents at all times. As of December 31, 2004 and 2003, this amount was equal to $12.4 million and $11.9 million, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.
      ICE Services UK is regulated by the FSA as an agency broker. The FSA requires ICE Services UK to maintain a minimum level of financial resources, which is calculated annually on the basis of 1/4 of the relevant annual expenditures, adjusted for any illiquid assets. As of December 31, 2004 and 2003, the resource requirement was equal to $1.0 million and $874,000, respectively, and is reflected as restricted cash in the accompanying consolidated balance sheets.
      In November 2004, the Company entered into a $25.0 million revolving credit agreement with Wachovia Bank, National Association (“Wachovia”) (Note 7). The Company is required to maintain a $5.0 million money market account with Wachovia until it has transferred the primary domestic and international deposit accounts to the lender, which will likely occur during 2005. As of December 31, 2004, this $5.0 million balance is reflected as restricted cash in the accompanying consolidated balance sheets.
      In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), Consolidation of Variable Interest Entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. Previously, entities were generally consolidated by a company that has a controlling financial interest through ownership of a majority voting interest in the entity. The Company was required to adopt FIN 46 in the first quarter of 2004, but chose to adopt it early during November 2003.
      The Company had an interest in a special purpose or variable interest entity that it previously was not required to consolidate based on preexisting authoritative accounting guidance. However, given that the Company had the ability to receive all of the variable interest entity’s expected residual losses and returns, the Company was considered the primary beneficiary under FIN 46 and was required to consolidate the entity. The result of the adoption of FIN 46 and the consolidation of the variable interest entity in November 2003 was an increase to restricted short-term investments and a corresponding increase to additional paid-in capital

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
for $24.0 million. The $24.0 million held by the special purpose entity was pledged to a bank as a guarantee to secure a letter-of-credit facility for the Company’s Class B redeemable common stock and was invested in ARS investments. Therefore, these amounts were classified as restricted short-term investments in the accompanying consolidated balance sheets as of December 31, 2003. The Class B redeemable common stock was redeemed in November 2004 and the entire $24.0 million in restricted short-term investments was used for a portion of the redemption (Note 8).

4.	Property and Equipment
      Property and equipment consisted of the following as of December 31, 2004 and 2003:

	December 31,
			Depreciation
	2004	2003	Period

			(in years)
	(in thousands)
Land	$3,832	$3,569	–
Computer and network equipment	22,964	21,161	3 to 4
Software and internally developed software	37,058	31,643	3
Office furniture and equipment	2,263	1,964	5
Leasehold improvements	2,010	1,858	7

	68,127	60,195
Less accumulated depreciation and amortization	(48,763)	(34,570)

Property and equipment, net	$19,364	$25,625

      For the years ended December 31, 2004, 2003 and 2002, amortization of software and internally developed software was $8.3 million, $9.1 million and $6.0 million, respectively, and depreciation of all other property and equipment was $5.2 million, $7.3 million and $6.0 million, respectively.
      In January 2004, the Company extended the remaining estimated useful lives of various computer and network equipment from March 2005 to December 2005. The Company’s decision to extend the useful lives of these assets was based on an internal analysis that indicated the estimated useful lives would extend beyond the original estimate of three years. This had the impact of deferring $676,000 of depreciation expense, $440,000 on an after tax basis, that would have otherwise been recorded during the year ended December 31, 2004. The change in estimate had no impact on earnings per share as reported during the year ended December 31, 2004. We will continue to review the remaining estimated useful lives of our property and equipment and will make adjustments whenever events or changes in circumstances indicate that the remaining useful lives have changed.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

5.	Goodwill and Other Intangible Assets
      Goodwill and other intangible assets and the related accumulated amortization consisted of the following as of December 31, 2004 and 2003:

	December 31,

	2004	2003

	(in thousands)
Goodwill from the IPE acquisition	$84,713	$78,903
IPE Customer relationships	5,978	5,568
RIE license	1,473	1,373
Trademark and internet domain names	665	665

	92,829	86,509
Less accumulated amortization	(6,754)	(5,061)

Goodwill and other intangible assets, net	$86,075	$81,448

      The IPE has contractual customer relationships with its members and quote vendors. A member is defined as a company and/or an individual who has rights to execute and/or clear exchange trades directly through the IPE’s exchange. A quote or data vendor is defined as a data reseller who distributes IPE real-time price information to its customers. These customer relationships have been classified as intangible assets and are being amortized over their estimated useful lives of five years. As of December 31, 2004 and 2003, the net carrying value of these customer relationships totaled $1.8 million and $2.7 million, respectively.
      As discussed in Note 1, the IPE is a RIE that is regulated by the FSA in accordance with the Financial Services and Markets Act 2000. The RIE status allows the IPE to carry out its business as a futures and options exchange. The process of obtaining recognition as an Investment Exchange in the U.K. involves applicants incurring significant time and legal expense, which the Company avoided by its acquisition of the IPE. The IPE’s RIE status has therefore been classified as an intangible asset due to its operating agreement/license with the FSA. In accordance with the adoption of SFAS No. 142 on January 1, 2002 as discussed in Note 2, the Company did not recognize any amortization expense on the RIE license intangible asset during the years ended December 31, 2004, 2003 and 2002 as it has an indefinite useful life. As of December 31, 2004 and 2003, the carrying value of the RIE license totaled $1.4 million and $1.3 million, respectively.
      During 2003, the Company purchased trademarks and internet domain names from various third parties for $665,000. These trademarks and internet domain names have been classified as intangible assets and are being amortized over their estimated useful lives of five years. As of December 31, 2004 and 2003, the carrying value of these trademarks and internet domain names totaled $433,000 and $566,000, respectively.
      In accordance SFAS No. 142, the Company did not recognize any amortization expense on goodwill during the years ended December 31, 2004, 2003 and 2002. As of December 31, 2004 and 2003, the Company’s goodwill balance totaled $82.5 million and $76.8 million, respectively. The increase in goodwill and other intangible assets primarily resulted from translation adjustments.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      For the years ended December 31, 2004, 2003 and 2002, amortization of other intangible assets was $1.5 million, $1.0 million and $876,000, respectively. The Company expects future amortization expense from other intangible assets as of December 31, 2004 to be as follows (in thousands):

2005	$1,329
2006	691
2007	133
2008	34

$2,187

6.	Deferred Revenue
      Deferred revenue relates to the unamortized annual billings for IPE member subscription and user fees, IPE equipment rentals and IPE and 10x market data services, reports and subscriptions which are recognized as revenue as services are provided. Deferred revenue also includes the CCX license and service fees that are billed monthly in advance and for certain IPE training seminars that are pre-billed.

7.	Current and Long-Term Debt
Revolving Credit Facility
      On November 17, 2004, the Company entered into a $25.0 million revolving credit agreement (the “Facility”) with Wachovia. Under the terms of the Facility, the Company can borrow an aggregate principal amount of up to $25.0 million at any time from the closing date of the Facility through the termination date of the Facility, which is November 17, 2006. The Company also has the right to repay and reborrow loans or to permanently reduce in whole or in part the amount available under the Facility at any time prior to the termination date of the Facility without premium or penalty. The Facility includes an unused line fee that is equal to the unused maximum revolver amount multiplied by an applicable margin rate and is payable on a quarterly basis. The applicable margin rate ranges from 0.15% to 0.25% based on a cash flow leverage ratio calculated on a trailing twelve month period. Based on this calculation, the applicable margin rate was 0.15% as of December 31, 2004.
      The loans under the Facility bear interest on the principal amounts outstanding at a rate of LIBOR plus an applicable margin. The Company has the option to select the interest period applicable to any loans at the time of borrowing. The interest periods shall either be a daily LIBOR market index loan or a LIBOR rate loan with a period of one, three or six months. Interest on each LIBOR market index loan shall be payable on a monthly basis and the interest on the LIBOR rate loans shall be payable on the last day of each interest period. However, if the interest period is six months, interest shall be payable at and on the last day of each three month period during the interest period. The applicable margin rate ranges from 0.85% to 1.05% based on a cash flow leverage ratio calculated on a trailing twelve month period. As of December 31, 2004, the applicable margin rate was 0.85%.
      The Company borrowed the entire $25.0 million available under the Facility on November 23, 2004. These funds were used for a portion of the $67.5 million redemption of the Company’s Class B redeemable common stock that occurred in November 2004 (Note 8). As of December 31, 2004, $13.0 million was held in a six month LIBOR rate loan with a locked-in interest rate, including the applicable margin rate, of 3.40%. The remaining balance of $12.0 million was held in a daily LIBOR market index loan with an interest rate, including the applicable margin rate, of 3.25% as of December 31, 2004. The Company repaid the $12.0 million LIBOR market index loan in January 2005 with excess cash. Therefore, the $12.0 million was shown as a current liability in the accompanying consolidated balance sheets.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The Facility has a negative pledge on all the assets of the Company and the Company pledged 65% of the stock of its foreign subsidiary holding company. The Facility also contains certain affirmative and negative covenants including, but not limited to, cash flow leverage ratios, minimum tangible net worth ratios and limitations or approvals needed from Wachovia for acquisitions, investments, external debt and other fundamental changes to the business.
Term Notes Payable
      In May 2000, the Company entered into a related-party term loan note agreement with two of the founding shareholders of the Company (the “Term Notes”). The Term Notes bore interest on the principal amounts at one-month LIBOR, with interest compounding monthly and payable at the maturity date. Interest of $264,000 was accrued to the principal balance of the Term Notes during the year ended December 31, 2002 in accordance with the terms of the Term Notes agreements. The Term Notes matured and $16.5 million was repaid in November 2002. The Term Notes were cancelled and all liens associated therewith were released in November 2002.

8.	Class B Redeemable Common Stock
      In June 2001, the Company purchased the IPE. The Company acquired the share capital of the IPE in a tax-free stock-for-stock exchange. Each IPE shareholder received, for each share tendered to the Company, one Class A, Series 1 common share and one Class B redeemable common share of the Company, for an aggregate total of 11,450,319 Class A, Series 1 shares and 11,450,319 Class B redeemable shares.
      Under the terms of the offer and the Company’s charter, the Class B redeemable shares had an aggregate redemption value of $67.5 million and were subject to redemption at the holder’s option for $5.895 per share following the first anniversary of the date on which the IPE Brent Crude futures contract and the IPE Gas Oil futures contract have traded exclusively for ten consecutive days through an electronic trading platform. The Class B redeemable shares were also subject to redemption at the holder’s option if certain redemption trigger events occurred including, but not limited to, if the Company decided not to proceed with an electronic trading platform for the IPE Brent Crude futures contract and the Gas Oil futures contract.
      The Company recorded the issuance of the Class B redeemable shares at their discounted present value of $60.2 million at the date of issuance, and accreted to the redemption value based on the effective interest method over a two-year period ended in June 2003. June 15, 2003 was the earliest potential redemption date under the terms of the Class B redeemable shares. During the years ended December 31, 2003 and 2002, the Company recorded $1.8 million and $3.7 million, respectively, in accretion directly to retained earnings related to the Class B redeemable shares.
      On November 5, 2004, pursuant to a vote of the Company’s shareholders, the Company amended its charter to provide the Company with a mandatory right of redemption with respect to the Class B redeemable shares. The Company could redeem all but not less than all of the outstanding shares of the Class B redeemable shares at the redemption price at its option with a five day notice period. On November 23, 2004, the Company exercised the mandatory redemption option and redeemed all 11,450,319 Class B redeemable shares at the $5.895 redemption value for an aggregate redemption price of $67.5 million. The Company used the $25.0 million available under the Facility (Note 7), the $24.0 million available under the letter-of-credit facility (Note 3) and $18.5 million of its excess cash for the $67.5 million redemption. The Class B redeemable shares received in connection with the redemption hold the status of undesignated shares of common stock (Note 9).
      The Company exercised the mandatory redemption option for several reasons. Facilitating an early redemption of the Class B redeemable stock permitted the Company to eliminate existing credit support

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
arrangements attached to the unfulfilled redemption obligations that existed with respect to the Class B redeemable stock. Such credit support arrangements have in practice restricted the Company’s ability to incur material debt, to expand its business and to finance potential acquisitions. The Company also anticipates that the IPE will move to exclusive electronic trading during 2005, at which time the Company would have been obligated to redeem the Class B redeemable stock at the $5.895 cash redemption value following the anniversary date.

9.	Shareholders’ Equity
Common Stock
      The following table summarizes the number and classes of shares of common stock authorized for issuance by the Company as of December 31, 2004 and 2003:

	Number of Shares Authorized
	as of December 31,
			Par
	2004	2003	Value

Class A common stock, Series 1	22,900,638	22,900,638	$.01
Class A common stock, Series 2	300,000,000	300,000,000	$.01
Class B redeemable common stock (Note 8)	—	11,450,319	$.01
Undesignated shares of common stock	11,450,319	—	—
      Shares of Class A and Class B common stock are identical in all respects and entitle the holders to the same rights and privileges with respect to dividends, liquidation preferences and voting rights, except that the Class B shares were redeemable, as described in Note 8.
      As discussed in Note 8, the Company redeemed the Class B redeemable shares in November 2004. The Company’s charter provides that upon payment of the redemption price, all rights in respect of the Class B redeemable shares ceased, no Class B redeemable shares may be reissued and all such re-acquired shares shall hold the status of undesignated shares of common stock.
Stock Option Plan
      The Company has adopted the IntercontinentalExchange, Inc. 2000 Stock Option Plan (the “Plan”). As of December 31, 2004, there are 21,000,000 shares of common stock reserved for issuance under the Plan.
      Stock options are granted at the discretion of the compensation committee of the board of directors. The Company may grant, under provisions of the Plan, both incentive stock options and nonqualified stock options. The options generally vest over four years, but can vest at different intervals based on the compensation committee’s determination. Generally, options may be exercised up to ten years after the date of grant, but

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
generally expire 14 days after termination of employment. The following is a summary of options for the years ended December 31, 2004, 2003 and 2002:

		Weighted
		Average
	Number of	Exercise Price
	Options	Per Option

Outstanding at January 1, 2002	2,762,706	$1.31
Granted	8,732,345	3.00
Exercised	(22,163)	1.21
Forfeited	(766,426)	2.23

Outstanding at December 31, 2002	10,706,462	2.62
Granted	7,138,352	2.03
Exercised	(10,000)	2.38
Forfeited	(500,368)	2.52

Outstanding at December 31, 2003	17,334,446	2.38
Granted	6,646,580	2.00
Exercised	(9,000)	1.60
Forfeited	(4,475,733)	2.95

Outstanding at December 31, 2004	19,496,293	2.12

      Details of options outstanding as of December 31, 2004 are as follows:

		Weighted
		Average
		Remaining
	Options	Contractual	Options
Exercise Price	Outstanding	Life	Exercisable

$1.05	1,517,936	5.54	1,517,936
1.76	651,335	6.31	593,562
2.00	13,404,932	9.37	1,696,963
3.00	3,922,090	7.46	2,468,127
      Of the options outstanding at December 31, 2004, 6,276,588 were exercisable at a weighted-average exercise price of $2.14. Of the options outstanding at December 31, 2003, 5,023,187 were exercisable at a weighted-average exercise price of $2.38. Of the options outstanding at December 31, 2002, 1,280,252 were exercisable at a weighted-average exercise price of $1.22. All stock options were granted at a price equal to the estimated fair value of the common stock at the date of grant as determined by the compensation committee. This determination was primarily based on a valuation performed by an independent third party.
      Pro forma information regarding net income and earnings per share, as presented in Note 2, is required by SFAS No. 123, as amended by SFAS No. 148, and has been determined as if the Company has accounted for its employee stock options under the fair value method of SFAS No. 123 as of its effective date. The fair value of these options was estimated at the date of grant using a Black-Scholes option-pricing model. The Black-Scholes option-pricing model is the most common method under SFAS No. 123 for computing fair value. The Black-Scholes option pricing model was originally developed for use in estimating the fair value of traded options which have different characteristics than the Company’s employee stock options. The model is also sensitive to changes in subjective assumptions which can materially affect fair value estimates. As a result, management believes that the Black-Scholes model may not necessarily provide a reliable single measure of

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
the fair value of employee stock options. The pro forma results are not intended to be indicative of or a projection of future results.
      For SFAS No. 123 disclosure purposes, the Company, using the Black-Scholes option pricing model and the weighted-average assumptions included in the table below, has computed the value of all options for shares of common stock granted to employees. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period.

	Year Ended December 31,

Assumptions	2004	2003	2002

Risk-free interest rate	3.4%	3.2%	4.4%
Expected life in years	5	5	5
Expected volatility	49%	40%	59%
Expected dividend yield	0%	0%	0%
Estimated weighted-average fair value of options granted per share	$0.93	$0.82	$1.63
Restricted Stock Deferral Plan for Outside Directors
      The Company has adopted the IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors (the “Director Plan”). Directors can elect to receive up to 100% of their board compensation in restricted stock or restricted stock units. All restricted stock is granted at a price equal to the estimated fair value of the common stock at the date of grant as determined by the compensation committee. The restricted stock generally vests over a three-year period. Under the Director Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover obligations under the Director Plan for issuance to the board of directors in lieu of fees otherwise payable in cash. During the years ended December 31, 2004 and 2003, 12,375 and 15,083 shares, respectively, of restricted stock units were granted to members of the board of directors under the Director Plan.
      The weighted-average grant date fair value of restricted stock units granted during the years ended December 31, 2004 and 2003 was $2.00 and $2.63, respectively. The fair value of the restricted shares on the date of the grant is recognized as expense ratably over the vesting period. During the years ended December 31, 2004 and 2003, deferred stock compensation of $25,000 and $39,000, respectively, was recorded for the restricted stock grants issued during the years based on the fair value of the shares on the date of grant and is being amortized over three years.
      During the years ended December 31, 2004 and 2003, $17,000 and $5,000, respectively, was amortized as compensation and benefits expenses in the accompanying consolidated statements of income. The unamortized balance of deferred stock compensation on restricted stock is included as a separate component of shareholders’ equity in the accompanying consolidated balance sheets.
Restricted Stock Plan
      The Company has adopted the IntercontinentalExchange, Inc. 2004 Restricted Stock Plan (the “Restricted Plan”). Under the Restricted Plan, the compensation committee reserved a number of the Company’s common stock treasury shares sufficient to cover obligations under the Restricted Plan for issuance to the employees and board of directors of the Company.
      During the year ended December 31, 2004, a maximum of 5,701,700 restricted shares under the Restricted Plan were reserved for issuance to senior officers of the Company and members of the board of directors pursuant to awards of restricted stock units. Of these shares, 3,200,850 were time-based restricted shares and vest based on a four-year vesting schedule. Until the shares vest and are issued, the participants

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
have no voting or dividend rights and the shares may not be sold, assigned, transferred, pledged or otherwise encumbered. As of December 31, 2004, no restricted treasury shares have been issued.
      The weighted-average grant date fair value of the time-based restricted stock units granted during the year ended December 31, 2004 was $2.00. The grant date fair value is determined by the compensation committee primarily based on a valuation performed by an independent third party. The fair value of the restricted shares on the date of the grant is recognized as expense ratably over the vesting period. During the year ended December 31, 2004, deferred stock compensation of $6.4 million was recorded for the time-based restricted stock grants issued during the year based on the fair value of the shares on the date of grant and is being amortized over four years. During the year ended December 31, 2004, $357,000 was amortized as compensation and benefits expenses in the accompanying consolidated statements of income. Granted but unvested shares would be forfeited upon termination of employment. When restricted stock is forfeited, compensation costs previously recognized for unvested shares are reversed. The unamortized balance of deferred stock compensation on restricted stock is included as a separate component of shareholders’ equity in the accompanying consolidated balance sheets.
      An additional 833,617 to 2,500,850 restricted shares under the Restricted Plan have been reserved for potential issuance as performance-based restricted shares for the Company’s senior officers and vest based on Company financial performance relative to three-year cumulative performance targets (the “Performance Targets”) set by the compensation committee for the period from January 1, 2005 to December 31, 2007. The measurement of compensation costs under the performance-based restricted shares at the date the Performance Targets have been met determines the ultimate compensation to be recognized in the consolidated financial statements. The fair market value of the performance-based restricted stock at the date of vesting will be recorded as compensation expense. Because this type of plan is classified as a variable plan, interim estimates of compensation are required based on a combination of the then fair market value of the stock at the end of the reporting periods and the extent or degree of achievement relative to the performance criteria. No compensation costs or deferred stock compensation costs have been recorded in the accompanying consolidated financial statements as of December 31, 2004, as the performance period has not commenced and it is not possible at this time to determine which, if any, of the Performance Targets will be achieved. If the Performance Targets are not reached, the corresponding performance-based restricted shares will not be issued.
      Restricted shares are used as an incentive to attract and retain qualified senior officers and to increase shareholder returns with actual performance-based awards based on enhanced shareholder value. As part of the implementation of the Restricted Plan, the Company’s senior officers and members of the board of directors exchanged a total of 3,770,400 stock options (which represented all options available for exchange) that had been granted in 2002 at an exercise price of $3.00.
      The Restricted Plan includes a change in control provision that may accelerate vesting on both the time-based and performance-based restricted shares if employment is terminated or if the individual resigns for “good reason” within 12 months after the effective date of a change in control. This would result in all unamortized deferred stock compensation relating to the time-based restricted shares being recognized as compensation expense at the date of the acceleration, which is the date when both the change in control and the termination in employment have occurred. All performance-based restricted shares would also immediately vest and the Company would take a one time compensation expense charge equal to the maximum number of performance-based restricted shares multiplied by the fair market value of the restricted shares at the date of the acceleration.
Warrants
      In connection with their initial investment in the Company, certain shareholders in the gas and power industries (the “Gas and Power Firms”) were granted warrants to purchase an additional 10% ownership

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
interest in the Company, subject to dilution under certain events. The Gas and Power Firms could have purchased up to 23,216,381 shares of Class A, Series 2 common stock upon vesting and exercise of the warrants at an aggregate exercise price of $75 million, or $3.23 per share. The warrants would have vested and become exercisable if the Company’s average monthly revenue from transaction commissions and ancillary and back-office services related to North American power and gas products traded on the Platform (the “Gas and Power Revenues”) exceeded certain revenue thresholds (the “Revenue Threshold”) over a consecutive 12-month period. The measurement period for the Revenue Threshold began on October 1, 2001 and expired on September 30, 2004. If such warrants had vested, the fair value of the warrants would have been recorded as a reduction to revenues in the month that vesting occurred based on the value of the Company at the date of vesting.
      For all 12-month periods during the vesting period, the Gas and Power Revenues were substantially less than the Revenue Thresholds. Accordingly, such warrants did not vest and therefore, the Company did not assign any value to the warrants. The warrants expired unvested on September 30, 2004.
Treasury Stock
      During the year ended December 31, 2003, the Company received 6,704,931 Class A, Series 2 shares from certain shareholders of the Company related to an order flow commitment shortfall in lieu of cash payments to the Company (Note 12). The Company recorded the receipt of the shares as treasury stock. The Company subsequently reissued 567,696 treasury shares during the year ended December 31, 2003. During the year ended December 31, 2004, the compensation committee reserved 5,701,700 treasury shares for potential issuance under the Restricted Plan and 27,458 for potential issuance under the Restricted Stock Deferral Plan for Outside Directors. Treasury stock activity is presented in the accompanying consolidated statements of changes in shareholders’ equity.

10.	Income Taxes
      For the years ended December 31, 2004, 2003 and 2002, income before income taxes from domestic operations was $10.0 million, $386,000 and $35.1 million, respectively, and income before income taxes from foreign operations was $23.7 million, $19.5 million and $17.3 million, respectively. Details of the income tax provision in the accompanying consolidated statements of income for the years ended December 31, 2004, 2003 and 2002, are as follows:

	Year Ended December 31,

	2004	2003	2002

	(in thousands)
Current tax expense:
Domestic	$4,992	$289	$9,771
Foreign	7,360	6,662	4,909

	12,352	6,951	14,680
Deferred tax expense (benefit):
Domestic	(298)	(402)	2,953
Foreign	(281)	(60)	106

	(579)	(462)	3,059

Total tax expense	$11,773	$6,489	$17,739

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The tax effects of temporary differences between the carrying amount of assets and liabilities in the consolidated financial statements and their respective tax bases which give rise to deferred tax assets (liabilities) as of December 31, 2004 and 2003 are as follows:

	December 31,

	2004	2003

	(in thousands)
Deferred tax assets:
Allowance for doubtful accounts	$53	$22
Book depreciation in excess of tax	591	—
Deferred compensation	134	—
Accrued expenses	867	673
Other	4	—

Total deferred tax assets	1,649	695

Deferred tax liabilities:
Capitalization and amortization of software development costs	(2,787)	(3,027)
Tax depreciation in excess of books	—	(315)
Property and intangible costs	(2,001)	(2,448)
Tax accrued on undistributed earnings of foreign subsidiaries (pre and post acquisition earnings)	(5,030)	(3,401)
Other	(498)	(350)

Total deferred tax liabilities	(10,316)	(9,541)

Net deferred tax liabilities	(8,667)	(8,846)
Net current deferred tax assets	426	345

Net noncurrent deferred tax liabilities	$(9,093)	$(9,191)

      A reconciliation of the statutory U.S. federal income tax rate to the Company’s effective income tax rate for the years ended December 31, 2004, 2003 and 2002 are as follows:

	Year Ended
	December 31,

	2004	2003	2002

Statutory federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	0.5	0.2	1.7
Tax credits	(0.5)	(1.2)	(0.8)
Other	(0.1)	(1.3)	(2.1)

Total provision for income taxes	34.9%	32.7%	33.8%

      The pre and post acquisition undistributed earnings of the Company’s foreign subsidiaries based on the period-end exchange rates totaled $71.5 million and $54.1 million as of December 31, 2004 and 2003, respectively, which will not be subject to U.S. income tax until distributed. The Company has provided for U.S. federal income taxes on these undistributed earnings in the accompanying consolidated statements of income as they are not expected to be permanently reinvested.
      The Jobs Act provides for a temporary 85% dividends received deduction on certain foreign earnings repatriated during a one-year period. The deduction would result in an approximate 5.25% federal tax rate on

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
the repatriated earnings. To qualify for the deduction, the earnings must be reinvested in the U.S. pursuant to a domestic reinvestment plan established by the Company’s chief executive officer and approved by the Company’s board of directors. Certain other criteria in the Jobs Act must be satisfied as well. The maximum amount of the Company’s foreign earnings that qualify for the temporary deduction is $71.5 million as of December 31, 2004.
      The Company is in the process of evaluating whether it will repatriate foreign earnings under the repatriation provisions of the Jobs Act, and if so, the amount that will be repatriated. As substantially all of the Company’s foreign earnings have been subject to tax at a local country rate of approximately 30% or greater, the application of this new repatriation provision to these earnings may result in insignificant or no benefit to the Company. The Company is awaiting the issuance of further regulatory guidance and passage of statutory technical corrections with respect to certain provisions in the Jobs Act prior to deciding whether to repatriate funds under the Jobs Act. It anticipates making a decision within a reasonable time period following the issuance of such clarifying regulations and enactment of technical corrections legislation. The range of reasonably possible amounts that the Company is considering for repatriation under the Jobs Act is zero to $71.5 million. The reasonably possible range of related tax expense is zero to the amount of deferred taxes currently provided for undistributed earnings of foreign subsidiaries.

11.	Related-Parties
      Related-parties include principal owners of the Company and other parties that control or can significantly influence the management or operating policies of the Company. Principal owners include any party that owns more than 10% of the voting interest in or common stock of the Company. The Company has classified all companies that had board of director participation as a related-party due to their significant influence over the Company. Through the end of October 2002, ten shareholders had a seat on the Company’s board of directors. Beginning in November 2002, these companies no longer had representation on the Company’s board of directors and, except for two shareholders who held more than 10% of the common stock of the Company, were no longer considered related-parties. CCX is considered a related-party due to the founder and Chief Executive Officer of CCX being a member of the Company’s board of directors. Revenues earned from related-parties of the Company totaled $12.9 million, $12.2 million and $52.8 million for the years ended December 31, 2004, 2003 and 2002, respectively. As of December 31, 2004 and 2003, the Company had $1.3 million and $1.1 million, respectively, in accounts receivable from related-parties.
      On May 11, 2000, the Company entered into the Term Note agreements with two related-parties, which were repaid in November 2002. See Note 7 for more detail of these related-party notes.
      The Company entered into annual order flow commitments with related-party companies, which committed these companies to execute a minimum annual volume of transactions through the Platform. See Note 12 for more detail on these related-party order flow commitments.
      The Company entered into several foreign exchange forward contracts with a related-party company during the year ended December 31, 2004 (Note 13). The Company paid $353,000 relating to these hedges during the year ended December 31, 2004 to this related-party company. The Company also had an additional $1.3 million accrued to this related-party company as of December 31, 2004 relating to a hedge that expires in June 2005, which is included in accrued liabilities in the accompanying consolidated balance sheets.
      During 2001, the Company advanced $500,000 to a senior officer of the Company, with the loan due in five installments of $100,000 over a five-year period. The payments would be forgiven each year based on continued employment by the officer. The forgiveness each year was recorded as compensation and benefits expense in the accompanying consolidated statements of income. As of December 31, 2003, the balance of the

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
note totaled $201,000. The remaining balance was forgiven during the year ended December 31, 2004 in connection with the officer entering into a new employment agreement (Note 13).
      The Company’s predecessor company, Continental Power Exchange, Inc. (“CPEX”), is owned by a senior officer of the Company. The Company currently has a put agreement with CPEX. Under the terms of the agreement, in certain circumstances, CPEX has the right to require the Company to purchase all, but not less than all, of the Company’s common stock held by CPEX for an amount equal to the greater of fair market value at the date the put is exercised, or $5 million. CPEX owns 9,961,298 shares of the Company’s common stock and based on the $2.00 estimated fair value of the common stock as of December 31, 2004, the fair market value of the common stock held by CPEX is in excess of the $5 million threshold. Upon exercise of the put option, the Company can either pay cash within 30 days of the exercise or can elect to issue a promissory note and defer payment for one year, with interest accruing on the note at LIBOR plus 1%.

12.	Order Flow Commitments
      Certain of the Company’s founding shareholders (the “Founding Shareholders”) and the Gas and Power Firms executed annual order flow commitments in connection with the formation of, and their investment in, the Company, which committed them to transact a minimum volume of various transactions through the Platform. The Company also entered into order flow commitments with seven companies (the “Euro Gas Order Flow Providers”) during November 2001 to trade European gas products on the Platform.
Founding Shareholders’ Commitments
      The Founding Shareholders entered into annual order flow commitments with the Company, whereby such members individually committed to enter into an annual minimum volume of executed oil and/or precious metals transactions through the Platform. The Founding Shareholders’ annual order flow commitments reset each year and were for a two-year period, which began in September 2000 and expired in August 2002 for precious metals transactions and began in November 2000 and expired in October 2002 for oil transactions.
      Under the terms of the Founding Shareholders’ annual order flow commitments, in the event that such members failed to meet the minimum volume of transactions specified in the agreements, imputed on a month-to-date basis, such members were billed for the difference between the imputed monthly minimum commitment and any actual executed transactions by such members or their affiliates, multiplied by an imputed commission rate. To the extent that the Founding Shareholders transacted sufficient volume to satisfy the order flow commitments at any point in the annual commitment period, any amounts previously billed as order flow shortfall were refunded to the Founding Shareholders. Therefore, monthly billings related to unmet order flow commitments were recorded as deferred revenue and not recognized until the end of the annual commitment periods as these amounts were potentially refundable. For the year ended December 31, 2002, the Company recognized $2.2 million in transaction fee revenues related to unmet Founding Shareholders’ annual order flow commitments for the commitment periods that expired during the year.
Gas and Power Firms’ Commitments
      Under the terms of the Gas and Power Firms’ annual order flow agreement, the Gas and Power Firms committed as a group to enter into an annual minimum volume of executed North American power and gas transactions through the Platform. The Gas and Power Firms’ annual order flow commitments reset each year and were for a two-year period, which began in July 2001 and expired in June 2003. Under the terms of this agreement, in the event that the Gas and Power Firms failed to meet the minimum volume of transactions specified in the agreement, imputed on a month-to-date basis, the Gas and Power Firms were billed for the difference between the imputed monthly minimum commitment and any actual executed transactions by the

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
members or their affiliates, multiplied by an imputed commission rate. To the extent that the Gas and Power Firms transacted sufficient volume to satisfy the order flow commitments at any point in the annual commitment period, any amounts previously billed as order flow shortfall were refunded to the Gas and Power Firms. Therefore, monthly billings related to unmet order flow commitments were recorded as deferred revenue and not recognized until the end of the annual commitment periods as these amounts were potentially refundable.
      For the year ended December 31, 2003, the Company recognized $6.4 million in transaction fee revenues related to unmet Gas and Power Firms’ annual order flow commitment for the commitment period that expired during the year. A portion of the shortfall was paid in cash and the remainder was satisfied through the delivery to the Company of shares of the Company’s Class A, Series 2 common stock (Note 9). The fair market value of the Company’s common stock received from the Gas and Power Firms was in excess of the contractual obligation owed under the order flow shortfall. However, the Company only recognized revenues to the extent of the contractual order flow commitment.
      There were no revenues recognized during the year ended December 31, 2002 relating to the Gas and Power Firms’ annual order flow agreement as the Gas and Power Firms exceeded their commitment in the first annual commitment period.
Euro Gas Order Flow Providers’ Commitments
      The Euro Gas Order Flow Providers individually committed to enter into executed transactions for European gas (“Euro Gas”) product groups through the Platform which resulted in annual or monthly minimum transaction payments to the Company. The Euro Gas Order Flow Providers’ order flow commitments began in January 2002 and continued through December 2004. Under the terms of such order flow agreements, in the event that the Euro Gas Order Flow Providers failed to execute the annual or monthly required minimum transactions, the Euro Gas Order Flow Providers paid to the Company the difference in transaction fees actually paid and minimum payments required under the order flow agreements. During the years ended December 31, 2004, 2003 and 2002, the Company recognized $1.1 million, $764,000 and $1.3 million, respectively, in transaction fee revenues related to unmet Euro Gas Order Flow Providers’ order flow commitments for commitment periods that expired during such years.
      The Euro Gas Order Flow Providers originally received reduced commission rates for executed transactions for Euro Gas products as a result of their commitments in the order flow agreements. However, beginning in March 2003, the Company reduced commission rates for all other customers to be equal to the Euro Gas Order Flow Providers commission rates. The order flow agreements also required the Company to distribute to the Euro Gas Order Flow Providers their respective share of a revenue sharing pool annually through 2006. The revenue sharing pool was equal to 20% of the transaction fee revenues earned by the Company from trading of all Euro Gas product groups, subject to certain adjustments. The Euro Gas Order Flow Providers do not share in the revenue sharing pool, for the current year and for all future years, if they do not trade a minimum annual volume of executed transactions for Euro Gas product groups through the Platform to become an eligible order flow provider. For the years ended December 31, 2003 and 2002, the Company paid $61,000 and $188,000, respectively, relating to the revenue sharing pool to certain Euro Gas Order Flow Providers that qualified as eligible order flow providers. The Company recorded the revenue sharing pool amounts payable to the Euro Gas Order Flow Providers as a reduction to transaction fee revenues.
      As of December 31, 2003, none of the Euro Gas Order Flow Providers qualified as eligible order flow providers. Under the terms of the Euro Gas Order Flow Providers’ commitments, the Company is therefore, no longer required to accrue or pay any amounts relating to the revenue sharing pools subsequent to December 31, 2003.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

13.	Commitments and Contingencies
Leases
      The Company leases office space, equipment facilities, and certain computer equipment. As of December 31, 2004, future minimum lease payments under these noncancelable agreements are as follows:

	Operating	Capital

	(in thousands)
2005	$1,867	$512
2006	1,309	—
2007	1,047	—
2008	761	—

	$4,984	512

Less amounts representing interest and tax		30

Present value of minimum lease payment, current portion		$482

      As of December 31, 2004, 2003 and 2002, the Company had capital lease obligations of $482,000, $2.1 million and $2.7 million, respectively. The amortization of assets recorded under capital leases is included in depreciation expense in the accompanying consolidated statements of income and totaled $1.2 million, $2.8 million and $2.3 million for the years ended December 31, 2004, 2003 and 2002, respectively. Rental expense amounted to $5.3 million, $5.2 million and $5.6 million for the years ended December 31, 2004, 2003 and 2002, respectively.
Licensing Agreement
      In March 2002, the Company entered into a long-term, non-exclusive licensing agreement with a third party, which granted the use of the third party’s patent to the Company and its majority-owned and controlled affiliates. The patent relates to automated futures trading systems in which transactions are completed by a computerized matching of bids and offers of futures contracts on an electronic platform. The license of the patent provides legal certainty to traders, clearing banks and brokers wishing to utilize the Company’s Platform for trading futures contracts from within the U.S. Under the agreement, the Company is required to pay minimum annual license fees of $2.0 million beginning April 5, 2002 through the expiration date of the patent in February 2007 along with additional royalty payments calculated quarterly, which have been insignificant through December 2004. The agreement covers the Company’s use of the patent in certain markets including energy, certain metals, weather, sulfur and nitrogen pollution allowances and financial products specifically related to products in these markets.
      The Company recorded amortization expense of $2.0 million, $2.0 million and $1.5 million during the years ended December 31, 2004, 2003 and 2002, respectively, relating to the licensing agreement. As of December 31, 2004 and 2003, the balance of $500,000 relating to the unamortized annual license fee payment is included in prepaid expenses in the accompanying consolidated balance sheets.
Employment Agreements
      The Company has entered into employment agreements with all of its corporate officers. If the corporate officers are terminated without cause, the employment agreements result in separation payments ranging from six months to three years of the corporate officer’s annual base salary. In some cases, the employment agreements also stipulate an additional payment for bonus compensation for the balance of the term of the

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
employment agreement. Also, certain employment agreements have provisions that provide for termination payments following a change of control and corresponding loss of employment, which generally provide for base salary, bonus payment, benefits continuation for the full term of the employment agreement (ranging from one to three years), gross up payment for any excise taxes due under Section 4999 of the Internal Revenue Code of 1986 and the acceleration of vesting of any stock options granted after the execution of the employment agreements.
      The Company’s U.K. subsidiaries, in accordance with normal U.K. practice, have entered into employment agreements with all of its employees. The employment agreements require a severance notice ranging from one to six months.
Legal Proceedings
      In November 2002, the New York Mercantile Exchange, Inc. (“NYMEX”) filed suit against the Company in United States District Court, Southern District of New York. In the suit, NYMEX alleges that the Company has infringed certain intellectual property rights of NYMEX through the use of settlement prices of futures contracts listed on NYMEX and references to NYMEX in describing products traded on the Platform. The Company filed an answer and counterclaims in January 2003. NYMEX filed a motion to dismiss the Company’s counterclaims, which was denied in part and granted in part, with leave for the Company to amend its counterclaims. The Company filed an amended and restated answer and counterclaims in August 2003. The Company’s amended counterclaims asserted that NYMEX has engaged in violations of the federal antitrust laws by, among other things, seeking to prevent the Company from accessing its settlement prices. The counterclaims also sought a declaratory judgment that NYMEX does not hold a copyright in its settlement prices, that any copyright found cannot be enforced against the Company, and that the Company has not infringed any copyright.
      NYMEX filed a motion to dismiss the Company’s amended counterclaims, and the court granted NYMEX’s motion and dismissed the Company’s antitrust counterclaims in June 2004. In September 2004, the Company filed a motion for summary judgment seeking judgment as a matter of law with respect to the claims in NYMEX’s complaint. In November 2004, NYMEX filed a cross motion for summary judgment seeking judgment as a matter of law regarding the issue of copyrightability of its settlement prices and with respect to its claim that the Company tortuously interfered with a contract between NYMEX and the party from which the Company licenses NYMEX’s settlement prices. The Court heard oral argument on the cross motions for summary judgment in February 2005, but has yet to issue an order.
      No trial date has been scheduled in this action. At this point in time, the Company does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity.
      In January 2004, EBS Dealing Resources, Inc. (“EBS”) filed a complaint against the Company in United States District Court, Southern District of New York, alleging that the Company infringes two patents held by EBS related to credit filter technology for electronic brokerage systems. The Company filed an answer denying liability in March 2004. EBS has requested injunctive relief and monetary damages for the alleged patent infringement, but has not specified an amount of damages in its complaint. Fact discovery in the case is scheduled to conclude in March 2005, with a trial set for February 2006 pursuant to the court’s present scheduling order. At this point in time, the Company does not believe that the resolution of this matter will have a material adverse effect on the Company’s consolidated financial condition, results of operations, or liquidity.
      The Company is subject to other potential legal proceedings and claims which arise in the ordinary course of business. The Company has concluded that these proceedings and claims have not proceeded sufficiently for

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
their likely outcomes to be determinable. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially and adversely affected by any new developments relating to these proceedings and claims, including the NYMEX and EBS suits discussed above.
Foreign Currency Hedging Transactions
      A significant portion of the Company’s revenues, earnings and net assets are exposed to changes in foreign exchange rates, primarily relating to the operations of the IPE and the other U.K.-based subsidiaries in relation to pounds sterling. For the years ended December 31, 2004, 2003 and 2002, the U.K. subsidiaries’ average exchange rate of pounds sterling to the U.S. dollar, which was used to translate the U.K. subsidiaries’ revenues and expenses into U.S. dollars, was 1.8296, 1.6341 and 1.5071, respectively. The appreciation of pounds sterling relative to the U.S. dollar has had a significant impact on the Company’s operating results due to the significance of our U.K-based subsidiaries’ operations (Note 15). The Company seeks to manage its foreign exchange risk and exposure in part through operational means, including managing expected local currency revenues in relation to local currency expenses (primarily through billing certain IPE fees in U.S. dollars) and local currency assets in relation to local currency liabilities (primarily through converting the U.K. subsidiaries cash to U.S. dollar denominated investments). In addition, as discussed in Note 2, the Company entered into forward exchange instruments during the years ended December 31, 2004 and 2003 to protect a portion of the net investments in its foreign subsidiaries from adverse fluctuations in foreign exchange rates.
      The foreign exchange forward contract derivative financial instruments had maturities ranging from two months to eight months. As of December 31, 2004 and 2003, the Company had hedged $24.9 million and $36.6 million, respectively, of the $58.2 million and $52.5 million, respectively, in foreign subsidiaries net assets held in pounds sterling based on the year-end exchange rates. Under SFAS No. 133, changes in the fair value of these derivative financial instruments are recognized as a component of accumulated other comprehensive income, to offset the change in value of the net investment being hedged. For the years ended December 31, 2004 and 2003, $2.1 million and $441,000, respectively, of losses, net of taxes, relating to the derivative financial instruments were recorded in accumulated other comprehensive income in the accompanying consolidated statements of comprehensive income. As of December 31, 2004 and 2003, $1.3 million and $708,000, respectively, relating to the derivative financial instruments were included in accrued liabilities in the accompanying consolidated balance sheets.
      When entered into, the Company formally designates and documents the derivative financial instrument as a hedge of a specific underlying exposure, as well as the risk management objectives and strategies for undertaking the hedge transactions. The Company formally assesses, both at inception and at least quarterly thereafter, whether the derivative financial instruments that are used in hedging transactions are effective at offsetting changes in either the fair value or cash flows of the related underlying exposure. Because of the high degree of effectiveness between the hedging instruments and the underlying exposure being hedged, fluctuations in the value of the derivative financial instruments are offset by changes in the fair value or cash flows of the underlying exposures being hedged. The Company’s derivatives are OTC financial instruments with liquid markets.
      The Company does not enter into derivative financial instruments for trading purposes. The counterparties with whom the Company trades foreign exchange contracts are major U.S. and international financial institutions, including one which is a related-party (Note 11). The Company continually monitors its position with and the credit quality of the financial institutions and does not expect nonperformance by the counterparties.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

14.	Employee Benefit Plans
      Employees of the Company are eligible to participate in the Company’s 401(k) and Profit Sharing Plan (the “401(k) Plan”). The Company offers a match of 100% of the first 5% of the eligible employee’s compensation contributed to the 401(k) Plan, subject to plan and statutory limits. Total matching contributions under the Company’s 401(k) Plan for the years ended December 31, 2004, 2003 and 2002 were $617,000, $556,000 and $473,000, respectively. No discretionary or profit sharing contributions were made during the years ended December 31, 2004, 2003 or 2002.
      The Company’s U.K.-based subsidiaries have a defined contribution pension plan for eligible employees. The Company contributes a percentage of the employee’s base salary to the plan each month and employees are also able to make additional voluntary contributions, subject to plan and statutory limits. The Company’s contribution ranges from 10% to 20% of the employee’s base salary. Total pension contributions made by the Company for the years ended December 31, 2004, 2003 and 2002 were $789,000, $750,000 and $617,000, respectively.

15.	Segment Reporting
      The Company’s principal business segments consist of its OTC business and its futures business. The operations of ICE Services U.S., 10x, ICE Services UK and ICE Tech have been included in the OTC business segment as they primarily support the Company’s OTC business operations. Prior to the Company’s acquisition of the IPE in June 2001, the Company had only one reportable business segment, the OTC business, which was limited to the U.S.
      Intersegment revenues and transactions attributable to the performance of services are recorded at cost plus an agreed market percentage intercompany profit. Intersegment revenues attributable to licensing transactions have been priced in accordance with comparable third party agreements. The Company had $7.9 million and $4.8 million in intersegment revenues during the years ended December 31, 2004 and 2003, respectively, primarily relating to fees paid from the futures business segment to the OTC business segment as required under the technical services agreement.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
      The accounting policies of the business segments are the same as those described in the summary of significant accounting policies. Financial data for the Company’s business segments and geographic areas are as follows:

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Year ended December 31, 2004:
Revenues from external customers	$52,907	$55,507	$108,414
Intersegment revenues	7,530	353	7,883
Depreciation and amortization	14,609	2,415	17,024
Interest income	939	1,946	2,885
Interest expense	137	—	137
Income tax expense	3,366	8,407	11,773
Net income	6,337	15,612	21,949
Total assets	149,450	58,068	207,518
Capital expenditures and software development costs	4,431	2,113	6,544
Goodwill and other intangibles, net	86,075	—	86,075
Net cash provided by operating activities	19,230	20,931	40,161
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Year ended December 31, 2004:
Revenues	$53,009	$55,405	$108,414
As of December 31, 2004:
Property and equipment, net	10,263	9,101	19,364
      Revenues from one customer of the futures business segment comprised 13% of the Company’s futures revenues for the year ended December 31, 2004. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2004.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Year ended December 31, 2003:
Revenues from external customers	$44,652	$49,094	$93,746
Intersegment revenues	4,735	79	4,814
Depreciation and amortization	17,224	2,117	19,341
Interest income	462	1,232	1,694
Interest expense	80	—	80
Income tax (benefit) expense	(781)	7,270	6,489
Net (loss) income	(126)	13,503	13,377
Total assets	158,211	56,668	214,879
Capital expenditures and software development costs	4,133	2,649	6,782
Goodwill and other intangibles, net	81,448	—	81,448
Net cash provided by operating activities	12,807	14,286	27,093
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Year ended December 31, 2003:
Revenues	$45,635	$48,111	$93,746
As of December 31, 2003:
Property and equipment, net	15,283	10,342	25,625
      Revenues from one customer of the futures business segment comprised 15% of the Company’s futures revenues for the year ended December 31, 2003. No additional customers accounted for more than 10% of the Company’s segment revenues or consolidated revenues during the year ended December 31, 2003.

	OTC	Futures
	Business	Business
	Segment	Segment	Total

	(in thousands)
Year ended December 31, 2002:
Revenues	$87,345	$38,145	$125,490
Depreciation and amortization	13,406	962	14,368
Interest income	1,033	923	1,956
Interest expense	400	—	400
Income tax expense	11,679	6,060	17,739
Net income	23,452	11,254	34,706
Total assets	127,403	42,650	170,053
Capital expenditures and software development costs	18,194	2,597	20,791
Goodwill and other intangibles, net	73,950	—	73,950
Net cash provided by operating activities	38,497	12,675	51,172

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)
Geographic areas:

	United	European
	States	Union	Total

	(in thousands)
Year ended December 31, 2002:
Revenues	$85,322	$40,168	$125,490
As of December 31, 2002:
Property and equipment, net	22,285	10,558	32,843
      Revenues from one customer of the OTC business segment comprised 10% of the Company’s consolidated revenues and 14% of the Company’s OTC revenues for the year ended December 31, 2002. Revenues from one customer of the futures business segment comprised 13% of the Company’s futures revenues for the year ended December 31, 2002.

16.	Earnings Per Common Share
      The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per common share computations for the years ended December 31, 2004, 2003 and 2002:

	Year Ended December 31,

	2004	2003	2002

	(in thousands, except per share amounts)
Basic:
Net income available to common shareholders	$21,949	$11,609	$31,050

Weighted average common shares outstanding	211,460	217,316	217,570

Basic earnings per common share	$0.10	$0.05	$0.14

Diluted:
Weighted average common shares outstanding	211,460	217,316	217,570
Effect of dilutive securities:
Stock options and warrants	788	1,243	1,830

Diluted weighted average common shares outstanding	212,248	218,559	219,400

Diluted earnings per common share	$0.10	$0.05	$0.14

      The 11,450,319 Class B redeemable common shares, the unvested restricted shares granted and substantially all of the Gas and Power Firms’ warrants to purchase 23,216,381 common shares have not been included in the computation of diluted earnings per share in the applicable periods when they were outstanding because their effects would be antidilutive.

IntercontinentalExchange, Inc.
and Subsidiaries
Notes to Consolidated Financial Statements — (Continued)

17.	Quarterly Financial Data (Unaudited)
      The following table has been prepared from the financial records of the Company, and reflects all adjustments that are, in the opinion of management, necessary for a fair presentation of the results of operations for the interim periods presented.

	1st Qtr	2nd Qtr(a)	3rd Qtr	4th Qtr(b)	Total

	(in thousands, except per share amounts)
Year Ended December 31, 2004
Revenues	$24,213	$26,258	$29,447	$28,496	$108,414
Operating income	6,878	7,745	9,717	8,054	32,394
Net income available to common shareholders	4,622	5,437	7,051	4,839	21,949
Earnings per common share — Basic and Diluted	$0.02	$0.03	$0.03	$0.02	$0.10
Year Ended December 31, 2003
Revenues	$24,168	$26,361	$20,837	$22,380	$93,746
Operating income	5,279	6,981	2,231	4,427	18,918
Net income available to common shareholders	2,771	3,746	1,567	3,525	11,609
Earnings per common share — Basic and Diluted	$0.01	$0.02	$0.01	$0.01	$0.05

(a)	The Company recognized $6.4 million in revenues during the second quarter of 2003 relating to unmet order flow commitments for commitment periods that expired during the quarter (Note 12).

(b)	The Company recognized $2.3 million in a special fee rebate program during the fourth quarter of 2004. The fee rebate was shown as a reduction to revenues and was designed to promote the electronic futures trading on our Platform (Note 2).

18.	Subsequent Events (Unaudited)
      On January 5, 2005, the compensation committee granted options to members of the board of directors to purchase 700,000 shares of common stock under the Plan at $2.00 per share. All options were granted at a price equal to the estimated fair value of the common stock on the date of grant as determined by the compensation committee. These options vest over four years and expire ten years after the date of grant.
      On March 7, 2005, the Company announced its intention to close its open-outcry trading floor in London on April 7, 2005. This was done to take advantage of the increasing acceptance and adoption of electronic trading and to maintain and enhance the Company’s competitive position. Thereafter, all of the futures trading will be conducted exclusively on the Platform. The Company currently estimates that it will incur costs primarily in the second quarter of 2005 ranging from $6.0 million to $8.0 million in connection with the closure of the open-outcry trading floor. These expenses primarily include lease termination costs, employee termination costs and property and equipment disposals relating to the open-outcry trading floor.

          No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

          Unless otherwise indicated, all information in this prospectus assumes that the underwriters’ over-allotment option will not be exercised.
          Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter with respect to an unsold allotment or subscription.

Shares

Common Stock
Joint Book-Running Managers
Morgan Stanley
Goldman, Sachs & Co.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Offering and Distribution
      The following is a statement of the estimated expenses to be incurred in connection with the distribution of the securities registered under this registration statement:

Amount to
be Paid

SEC registration fee	$13,536
NASD fees and expenses	$12,000
Legal fees and expenses	*
Fees and expenses of qualification under state securities laws (including legal fees)	*
New York Stock Exchange listing fees and expenses	*
Accounting fees and expenses	*
Printing and engraving fees	*
Registrar and transfer agent’s fees	*
Miscellaneous	*
—
Total	$ *

*	To be provided by amendment

Item 14.	Indemnification of Directors and Officers
      Section 145 of the Delaware General Corporation Law (the “DGCL”) provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the Corporation, subject to certain limitations. The statute provides that it is not exclusive of other rights to which those seeking indemnification may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise. Section 7.6 of our bylaws provides for indemnification by us of our directors, officers and employees to the fullest extent permitted by the DGCL.
      Section 102(b)(7) of the DGCL permits a corporation to provide in its charter that a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock purchases or redemptions, or (4) for any transaction from which the director derived an improper personal benefit. Our charter provides for such limitation of liability.
      We expect to maintain standard policies of insurance under which coverage is provided (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act, and (2) to us with respect to payments which may be made by us to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
      The proposed form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement provides for indemnification to our directors and officers by the underwriters against certain liabilities.

Item 15.	Unregistered Securities Transactions
      During the past three years, the Registrant has issued securities that were not registered under the Securities Act as described below. The Registrant offered and sold the securities that it issued in such transactions in reliance on exemptions from registration under Section 4(2) of the Securities Act, and/or Regulation D promulgated thereunder, relating to offers of securities by an issuer not involving any public offering, or in reliance on the exemption from registration under Rule 701 or Rule 504 of the Securities Act, relating to offers and sales of securities pursuant to benefit plans and contracts relating to compensation. None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering.
      Pursuant to its 2000 Stock Option Plan, the Registrant granted stock options to its employees and members of the board of directors to purchase an aggregate of 8,732,345 shares of common stock at a weighted average exercise price of $3.00 per share in 2002, 7,138,352 shares of common stock at a weighted average exercise price of $2.03 per share in 2003, and 6,646,580 shares of common stock at a weighted average exercise price of $2.00 per share in 2004. As of December 31, 2004, there are 19,496,293 options outstanding at a weighted average exercise price of $2.12 per share. In 2002, 2003, and 2004, an aggregate of 22,163, 10,000, and 9,000 shares of Class A common stock, Series 2, respectively were issued for cash upon the exercise of stock options previously granted under the 2000 Stock Option Plan.
      Pursuant to its 2003 Restricted Stock Deferral Plan for Outside Directors, the Registrant granted awards of restricted stock units to members of the board of directors for 15,083 shares of common stock at a weighted average exercise price of $2.63 per share in 2003, and 12,375 shares of common stock at a weighted average exercise price of $2.00 per share in 2004. As of December 31, 2004, no shares of common stock have been issued under the 2003 Restricted Stock Deferral Plan for Outside Directors.
      Pursuant to its 2004 Restricted Stock Plan, the Registrant granted awards of restricted stock units to its senior officers and members of the board of directors for 5,701,700 shares of common stock at a weighted average grant date fair value of $2.00 per share in 2004. As of December 31, 2004, no shares of common stock have been issued under the 2004 Restricted Stock Plan.

Item 16.	Exhibits and Financial Statement Schedules
      (a) The following exhibits are filed as part of this Registration Statement:

Exhibit
Number		Description of Document

1.1	—	Form of Underwriting Agreement*
3.1	—	Form of Fourth Amended and Restated Certificate of Incorporation of IntercontinentalExchange, Inc.*
3.2	—	Form of Amended and Restated Bylaws of IntercontinentalExchange, Inc.*
4.1	—	Form of certificate for the Common Stock of IntercontinentalExchange, Inc., par value $0.01 per share*
5.1	—	Opinion of Sullivan & Cromwell LLP*
10.1	—	Employment Agreement, dated as of September 27, 2004, between IntercontinentalExchange, Inc. and Jeffrey C. Sprecher*
10.2	—	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Charles A. Vice*
10.3	—	Employment Agreement, dated as of April 14, 2003, between IntercontinentalExchange, Inc. and Richard V. Spencer*
10.4	—	Employment Agreement, dated as of May 9, 2003, between IntercontinentalExchange, Inc. and David S. Goone*
10.5	—	Employment Agreement, dated as of May 9, 2003, between IntercontinentalExchange, Inc. and Edwin Marcial*
10.6	—	Letter, dated as of November 19, 1999, and Statement of Terms and Conditions of Employment between The International Petroleum Exchange of London Limited and Richard Ward*

Exhibit
Number		Description of Document

10.7	—	Employment Agreement, dated as of May 24, 2004, between IntercontinentalExchange, Inc. and Johnathan H. Short*
10.8	—	IntercontinentalExchange, Inc. 2000 Stock Option Plan*
10.9	—	IntercontinentalExchange, Inc. 2003 Restricted Stock Deferral Plan for Outside Directors*
10.10	—	IntercontinentalExchange, Inc. 2004 Restricted Stock Plan*
10.11	—	Amendment and Restatement Agreement, dated as of October 9, 2003, between The London Clearing House Limited and IntercontinentalExchange, Inc.*
10.12	—	Clearing Services Agreement, dated as of October 2003, between The International Petroleum Exchange of London Limited and The London Clearing House Limited*
10.13	—	TRS — Application Services Agreement, dated as of April 21, 2001, between The International Petroleum Exchange of London Limited and LIFFE Services Company Limited*
10.14	—	Credit Agreement, dated as of November 17, 2004, between IntercontinentalExchange, Inc. and Wachovia, National Association*
10.15	—	Stock Pledge Agreement, dated as of November 17, 2004, between IntercontinentalExchange, Inc. and Wachovia Bank, National Association*
21.1	—	Subsidiaries of IntercontinentalExchange, Inc.*
23.1	—	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.3	—	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.1)*
24.1	—	Power of Attorney (included on signature page)

*	To be filed by amendment.
      (b) Financial Statement Schedule

INTERCONTINENTALEXCHANGE, INC. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

Year Ended December 31, 2004, 2003 and 2002
(in thousands)

		Additions
	Balance at	Charged to
	Beginning	Costs and		Balance at
Description	of Year	Expenses(1)	Deductions(2)	End of Year

Year Ended December 31, 2004:
Allowance for doubtful accounts	$123	$140	$(92)	$171

Year Ended December 31, 2003:
Allowance for doubtful accounts	$446	$435	$(758)	$123

Year Ended December 31, 2002:
Allowance for doubtful accounts	$465	$379	$(398)	$446

(1)	Additions charged to costs and expenses for the allowance for doubtful accounts are based on our historical collection experiences and management’s assessment of the collectibility of specific accounts. This column also includes the foreign currency translation adjustments.

(2)	Deductions represent the write-off of uncollectible receivables, net of recoveries.

Item 17.	Undertakings
      The undersigned hereby undertakes:

(a) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions referenced in Item 14 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Atlanta, Georgia on the 21st day of March, 2005.

INTERCONTINENTALEXCHANGE, INC.

By:	/s/ Jeffrey C. Sprecher

Name: Jeffrey C. Sprecher

Title:	Chairman and Chief Executive Officer
      The undersigned directors and officers do hereby constitute and appoint Jeffrey C. Sprecher and Richard V. Spencer and either of them, with full power of substitution, our true and lawful attorneys-in-fact and agents to do any and all acts and things in our name and behalf in our capacities as directors and officers, and to execute any and all instruments for us and in our names in the capacities indicated below, that such person may deem necessary or advisable to enable the Registrant to comply with the Securities Act of 1933 (the “Act”) and any rules, regulations and requirements of the Securities and Exchange Commission in connection with this registration statement, including specifically, but not limited to, power and authority to sign for us, or any of us, in the capacities indicated below, any and all amendments hereto (including pre-effective and post-effective amendments or any other registration statement filed pursuant to the provisions of Rule 462(b) under the Act); and we do hereby ratify and confirm all that such person or persons shall do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 21st day of March, 2005.

Signature	Title(s)

/s/ Jeffrey C. Sprecher Jeffrey C. Sprecher	Chairman of the Board and Chief Executive Officer (principal executive officer)

/s/ Charles R. Crisp Charles R. Crisp	Director

/s/ Jean-Marc Forneri Jean-Marc Forneri	Director

/s/ Sir Robert Reid Sir Robert Reid	Director

/s/ Frederic V. Salerno Frederic V. Salerno	Director

/s/ Richard L. Sandor Richard L. Sandor, Ph.D.	Director

/s/ Richard V. Spencer Richard V. Spencer	Chief Financial Officer (principal financial and accounting officer)

/s/ Judith A. Sprieser Judith A. Sprieser	Director

/s/ Vincent Tese Vincent Tese	Director